As filed with the Securities and Exchange Commission on July 22, 2013

Registration No. 333-189799

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MiX TELEMATICS LIMITED

(Exact Name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name Into English)

South Africa	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Howick Close

Waterfall Park, Midrand, South Africa 1686

(27) 11-654-8000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

MiX Telematics North America Inc.

750 Park of Commerce Blvd., Suite 100

Boca Raton, Florida 33487

(561) 404-2934

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth G. Alberstadt, Esq. Carlos E. Méndez-Peñate, Esq. Akerman Senterfitt LLP 666 Fifth Avenue, 20th Floor New York, New York 10103 Telephone: (212) 880-3800 Fax: (212) 880-8965	Elliott Wood, Esq. Werksmans Attorneys Private Bag 10015 Sandton, 2146 Johannesburg, South Africa Telephone: +27 (11) 535-8303 Fax: +27 (11) 535-8603	Anna T. Pinedo, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104 Telephone: (212) 468-8000 Fax: (212) 468-7900	David Yuill, Esq. Bowman Gilfillan PO Box 785812 Sandton, 2146 Johannesburg, South Africa Telephone: +27 (11) 669-9000 Fax: +27 (11) 669-9001

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Ordinary shares, no par value (3)	$125,000,000	$17,050 (4)

(1)	Includes 23,610,350 ordinary shares represented by American Depositary Shares (“ADSs”), which the underwriters may purchase solely to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(3)	A separate registration statement on Form F-6 will be filed for the registration of ADSs issuable upon the deposit of the ordinary shares registered hereby. Each ADS represents 25 ordinary shares.
(4)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 22, 2013

PRELIMINARY PROSPECTUS

6,296,098 American Depositary Shares

MiX TELEMATICS LIMITED

(incorporated in South Africa)

Representing 157,402,450 Ordinary Shares

This is the initial public offering of our American Depositary Shares, or “ADSs,” each of which represents 25 of our ordinary shares, no par value. The ADSs will be evidenced by American Depositary Receipts, or “ADRs.” Of the ADSs to be sold in the offering, we are selling 4,400,000 ADSs and the selling shareholders are selling 1,896,098 ADSs. We will not receive any of the proceeds from the ADSs being sold by the selling shareholders. We expect the initial public offering price will be between $14.00 and $16.00 per ADS.

We are an “emerging growth company” under the federal securities laws.

Our ordinary shares are listed on the Johannesburg Stock Exchange (JSE Limited), or “JSE,” under the symbol “MIX.” On July 19, 2013, the closing price of our ordinary shares on the JSE was R3.40 per ordinary share, which is equivalent to $0.34 per ordinary share, based upon an exchange rate of R9.9104 to $1.00 on that date. We have applied to list the ADSs on The New York Stock Exchange, or “NYSE,” under the symbol “MIXT.”

Investing in the ADSs involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus for certain factors you should consider before investing in the ADSs.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling shareholders (before expenses)	$	$

The selling shareholders have granted the underwriters an option for a period of 30 days to purchase from them up to 944,414 additional ADSs to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission nor the South African Financial Services Board has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the ADSs will be made on or about                     , 2013.

RAYMOND JAMES	WILLIAM BLAIR

CANACCORD GENUITY	OPPENHEIMER & CO.

Until                     , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade in our ordinary shares in the form of ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This offering is being made solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs. None of the selling shareholders, the underwriters or the Company has authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on our behalf.

(i)

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ADSs. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. In this prospectus, unless otherwise indicated, “MiX,” “we,” “us,” “our,” “our company” and “Group” mean MiX Telematics Limited and its consolidated subsidiaries. Unless otherwise indicated, the “Company” means MiX Telematics Limited. Our fiscal year ends on March 31 and references to “fiscal year 2011” are to the fiscal year ended March 31, 2011, references to “fiscal year 2012” are to the fiscal year ended March 31, 2012 and references to “fiscal year 2013” are to the fiscal year ended March 31, 2013. References to “R” are to South African rand and references to “U.S. dollars” and “$” are to United States dollars.

Overview

We are a leading global provider of fleet and mobile asset management solutions delivered as software-as-a-service, or SaaS. Our solutions deliver a measurable return by enabling our customers to manage, optimize and protect their investments in commercial fleets or personal vehicles. We generate actionable intelligence that enables a wide range of customers, from large enterprise fleets to small fleet operators and consumers, to reduce fuel and other operating costs, improve efficiency, enhance regulatory compliance, promote driver safety, manage risk and mitigate theft. Our solutions rely on our proprietary, highly scalable technology platform, which allows us to collect, analyze and deliver data from our customers’ vehicles. Using an intuitive, web-based interface, our fleet customers can access large volumes of historical and real-time data, monitor the location and status of their drivers and vehicles and view a wide selection of reports and key performance indicator dashboards.

We have a global presence with customers located in 112 countries across six continents. We currently serve a highly diverse customer base, including more than 4,000 fleet operators, which represented approximately 64% of our subscription revenue for fiscal year 2013. We target sales of our enterprise fleet management solutions to customers who desire a premium solution, generally for large fleets, which we define as fleets of 100 or more vehicles. Large fleets accounted for approximately 74% of our fleet vehicles under subscription at March 31, 2013. We believe we have a satisfied customer base and, among our 224 large fleet operator customers, we experienced an annual customer retention rate in excess of 95% in fiscal year 2013. We have multinational enterprise fleet customer deployments with companies such as Baker Hughes, Bechtel Corporation, Chevron, Nestlé, PepsiCo, Rio Tinto and Schlumberger. We also offer a range of subscription-based fleet and vehicle management solutions to meet the needs and price points of small fleet operators and consumers. Our safety and security features, including driver performance and vehicle monitoring, are important attributes of our solutions for these customers.

We have consistently grown our customer base. As evidence of this growth, vehicles under subscription, one of our key operating metrics and a factor influencing our rate of subscription revenue growth, increased at a compound annual growth rate of 22.3% from April 1, 2011 to March 31, 2013 and as of March 31, 2013, we tracked and managed over 359,000 vehicles under subscription. As a further indicator of our scale, in fiscal year 2013, we collected data on an average of approximately 57 million trips per month representing as many as 3 billion vehicle locations per month. The monthly price charged per vehicle under subscription varies among our customers depending on services and features, hardware options, customer size and geographic location. Consequently, our rate of subscription revenue growth is influenced by not only the rate of growth in the number of vehicles under subscription but also by the evolving mix of our subscriber base. For fiscal year 2013, our subscription revenue was R686.7 million ($74.2 million), total revenue was R1,171.5 million ($126.6 million), Adjusted EBITDA was R290.8 million ($31.4 million) and profit for the year was R128.5 million ($13.9 million), representing 18.9%, 15.0%, 20.9% and 24.4% growth over the prior year, respectively. See “—Summary Financial and Operating Data—Adjusted EBITDA” for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit for the year.

Industry Background and Market Opportunity

Fleet managers operate in an increasingly competitive and highly regulated global environment. Timely and accurate decision-making enabled by solutions that provide real-time visibility into vehicle location and driver performance is critical to managing a safe, efficient fleet. In some developing areas of the world, ensuring driver and vehicle safety and security is also particularly challenging given high crime rates which have resulted in automotive insurance mandates and regulatory requirements for vehicle tracking. Consequently, fleet managers and consumers demand solutions that promote driver and passenger safety, mitigate theft, improve stolen vehicle recovery rates and reduce automotive insurance rates. The business environment for fleet managers is further complicated by the large number of transportation-related regulatory and compliance requirements worldwide, and the frequency with which rules and regulations change.

There have been substantial advances in the performance, reliability and affordability of technologies that can be used to collect and disseminate large amounts of vehicle data remotely. GPS positioning and advanced on-board systems generate valuable, objective real-time information, which provides the basis for driver and vehicle management solutions. Similarly, significant advances in the performance, reliability and affordability of fixed and wireless networks, computing power and data storage capabilities have supported the rise of cloud computing. These technological advances and market shifts have helped to foster demand for subscription-based fleet and mobile asset management solutions like ours.

We believe that the addressable market for our fleet management solutions is large, growing and underpenetrated. According to a report by ABI Research, there were more than 333 million commercial vehicles in operation globally at the end of 2012 and commercial telematics market penetration was approximately 4%. The report forecasts that the number of commercial vehicles utilizing commercial telematics will nearly triple by the end of 2017.

In addition to the growing market opportunity in commercial fleet vehicles, we believe there is a large and underpenetrated market to provide a tailored set of safety and security solutions to non-commercial passenger vehicles. We estimate that there are approximately 33 million non-commercial passenger vehicles in operation in South Africa and Brazil, our current geographic focus for passenger vehicle mobile asset management solutions.

Our Solutions

Our subscription-based solutions enable our customers to manage, optimize and protect their investments in their commercial fleets and personal vehicles efficiently. The key attributes of our solutions include:

•

Highly scalable solutions. We have built our software solutions to scale and support geographically distributed fleets of any size. We currently provide services to more than 359,000 vehicles under subscription with customers ranging from small fleet operators and consumers to large enterprise fleets with more than 10,000 vehicles under subscription.

•

Robust portfolio of features addressing a full range of customer needs. We believe we offer one of the broadest ranges of features for fleet and mobile asset management available. For example, for fleet efficiency, we offer vehicle tracking and analysis, route optimization and enhanced dispatching; for regulatory compliance, we offer compliance monitoring, hours of service, or “HOS,” tracking and fuel tax reporting; for driver improvement, we offer in-vehicle video monitoring and real-time driver feedback; for risk management, we offer driver scoring and analysis; and for safety and security, we offer vehicle tracking, crash notifications and vehicle theft recovery.

•	Insightful business intelligence and reporting. Our fleet management software is designed to provide our customers with insightful, actionable business intelligence on demand.

•

Easily accessible, intuitive applications. Our web-based solutions are accessible from fixed and mobile computing devices, including Android and iOS mobile devices, and our fleet management solutions can be readily integrated with third-party software systems.

•

Software-as-a-service powered by a proven, reliable infrastructure. Our use of a multi-tenant SaaS architecture allows us to deliver fleet management applications that are highly functional, flexible and fast while reducing the cost and complexity associated with customer adoption. We support our SaaS delivered solutions with a proven infrastructure of redundant servers and other hardware located in five secure third-party data centers. Over the last three years, we have consistently maintained overall system uptime of over 99.8%.

Key Competitive Strengths

The markets in which we operate are highly competitive and fragmented. We believe that the following attributes differentiate us from our competitors and are key factors to our success:

•

Globalized sales, distribution and support capabilities. We currently maintain a direct or indirect sales and support presence, with localized application support for 24 languages, in countries across Africa, Asia, Australia, Europe, the Middle East, North America and South America. We believe our global presence gives us an important advantage in competing for business from multinational enterprise fleet customers such as Baker Hughes, Bechtel Corporation, Chevron, Nestlé, PepsiCo, Rio Tinto and Schlumberger, who often prefer to consolidate disparate fleet management systems.

•

Solutions adaptable to multiple customer segments. We believe that by leveraging our common core technologies, personnel and systems, we can cost-effectively develop and sell a range of subscription-based fleet and mobile asset management solutions that are designed to meet the functionality and price needs of multiple customer segments, including fleet operators and consumers. Our fleet management solutions include targeted functionality to address the distinct needs of key industry segments.

•

Focus on safety and security. Most of our offerings incorporate safety and security features enabling our customers to enhance their drivers’ personal safety, encourage safe driving behavior and protect their investment in their vehicles. We also offer web-based driver training, proactive journey management and other related services to provide a turnkey safety and security solution. Our differentiated safety and security features have particularly strong appeal to customers in regulated industries, such as oil and gas, customers in industries exposed to liability concerns, such as bus and coach, and customers operating in high crime regions.

•

Track record of innovation. Since inception, we have made significant investments in product development, and we have routinely been among the first to market with innovative solutions and features that cater to the needs of our customers. For example, in September 2011, we introduced the Beam-e solution, which leverages our large network of vehicles under subscription as a crowdsourcing platform to locate vehicles without the expense of utilizing a traditional cellular network connection. In April 2013, we introduced MiX Vision, which provides customers with a premium subscription-based, in-vehicle video surveillance solution.

•

Longstanding, established market position. We have a 17-year history, a geographically diverse sales and marketing footprint, a large established network of distributors and dealers, and a large base of satisfied customers. Our robust and referenceable customer base, including numerous Forbes Global 2000 enterprises, is a critical selling point to both large enterprise fleets and smaller fleet operators and consumers.

Growth Strategy

We intend to expand our leadership in our market by:

•

Acquiring new customers and increasing sales to existing customers. We believe the market for fleet and mobile asset management solutions is large and growing, creating a significant opportunity for us to expand our customer base. Additionally, we believe we have the opportunity to expand our fleet management market share among our existing customer base by demonstrating our value proposition, growing with the customer, introducing new and innovative value-added solutions and displacing legacy fleet management solutions.

•

Expanding our geographic presence. We market and distribute our solutions directly and through a global network of more than 100 distribution partners outside of South Africa. We are expanding our penetration in attractive geographic regions, such as Brazil this year. We also continue to expand our network of strategic and sales distribution partners in other regions of the world.

•

Broadening our customer segment focus. We currently have customers across numerous industry segments, with the resources of our direct sales organization focused on premium customers in certain key segments, including oil and gas, transportation and logistics, government and municipal, bus and coach, and rental and leasing. In the future, we may increase our product development initiatives and sales and distribution efforts in other industry segments, such as service fleets, and in other customer segments, such as small business fleets. We regularly evaluate opportunities to expand our target customer focus.

•

Continuing to introduce new, innovative solutions to address market demand. We intend to continue to invest in product development to expand our portfolio of fleet and mobile asset management solutions. We recently introduced MiX Vision, which offers a premium subscription-based, in-vehicle video surveillance solution. We are currently developing other extensions to our solutions portfolio based on our assessment of market demand. For example, following our recent acquisition of Intellichain, a supply chain management software business, we are currently developing elements of integrated transportation management software.

•

Pursuing strategic acquisitions. Our industry is highly fragmented and, since our inception, we have consummated four acquisitions worldwide. We intend to selectively evaluate acquisition opportunities in certain geographic regions and industry segments.

Risks Factors

You should carefully consider the risks described under “Risk Factors” beginning on page 13, and elsewhere in this prospectus. Some of these risks are:

•	our ability to maintain our subscription-based relationships with our existing customers;

•	our ability to adapt to rapid technological change in our industry;

•	our ability to compete effectively;

•	the loss of one or more of our key personnel or our failure to attract, train and retain other highly qualified personnel;

•	our ability to integrate businesses we acquire;

•	our ability to increase sales of our solutions;

•	our dependence on key suppliers and vendors to manufacture our hardware;

•	our dependence on our network of dealers and distributors to sell our solutions;

•	the failure of businesses to adopt fleet management solutions;

•	existing and potential new international operations;

•	the impact of laws and regulations relating to the Internet and data privacy;

•	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

•	significant disruption in service on, or security breaches of, our websites or computer systems;

•	our dependence on third-party technology, including cellular and GPS networks, and any disruption, failure or increase in costs;

•	fluctuations in the value of the South African rand;

•	economic, social, political and other conditions and developments in South Africa and globally; and

•	our ability to issue securities and access the capital markets in the future.

These risks could materially and adversely impact our business, results of operations and financial condition, which could cause the trading price of the ADSs and our ordinary shares to decline and could result in a loss of your investment.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act or the “JOBS Act.” Thus, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies generally. For example, we may elect not to have our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting, as would otherwise be required by Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, or “SOX.”

We will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which the fifth anniversary of this offering occurs;

•	the last day of the fiscal year in which our annual gross revenues are $1 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the last day of any fiscal year in which the market value of our ordinary shares held by non-affiliates exceeded $700 million at the end of the second quarter of that fiscal year.

Corporate Information

We were founded in South Africa in 1996. In November 2007, we successfully completed an initial public offering on the JSE. The address of our principal executive office is Howick Close, Waterfall Park, Midrand, South Africa 1686, and our telephone number is +(27) 11-654-8000. Our website address is www.mixtelematics.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this prospectus.

THE OFFERING

ADSs offered by us	4,400,000 ADSs.

ADSs offered by the selling shareholders	1,896,098 ADSs.

Offering price	We currently estimate that the initial public offering price will be between $14.00 and $16.00 per ADS.

Ordinary shares outstanding immediately after this offering	770,212,500 ordinary shares will be outstanding immediately upon the completion of this offering.

ADSs outstanding immediately after this offering	6,296,098 ADSs

Over-allotment option	The selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to 944,414 additional ADSs.

The ADSs	Each ADS will represent 25 ordinary shares with no par value.

The depositary will hold ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in the ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Use of proceeds

We intend to use the net proceeds from this offering to pursue future acquisitions and other strategic investments and for general corporate purposes. We have not yet identified any specific acquisitions or investments, and our management will have broad discretion over how to use the proceeds from this offering. Pending application of the net proceeds from this offering, we intend to invest the net proceeds of the offering in deposit accounts, money market funds, government-sponsored enterprise obligations and corporate obligations. See “Use of Proceeds” for additional information.

Lock-up Agreement	We, our directors, executive officers and certain shareholders have agreed with the underwriters, subject to certain exceptions not to sell, transfer or dispose of, directly or indirectly, any of the ADSs or ordinary shares owned by such persons prior to this offering or securities convertible into or exercisable or exchangeable for the ADSs or ordinary shares until after 180 days after the date of this prospectus. In addition, through a letter agreement, we will instruct The Bank of New York Mellon, as depositary, not to accept any deposit of any ordinary shares from such persons or deliver any ADSs to such persons until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. This letter agreement applies to all of our ordinary shares, options, restricted shares and restricted share units, including shares held by our directors, executive officers and certain shareholders that are parties to the lock-up agreements. We will not provide such consent without the prior written consent of the representatives of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

New York Stock Exchange symbol	We have applied to list the ADSs on the NYSE under the symbol “MIXT.”

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2013.

Depositary	The Bank of New York Mellon.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks that you should carefully consider before investing in the ADSs.

Selling restrictions

This offering of ADSs is being made in the United States and elsewhere outside South Africa solely in jurisdictions where such offering is permitted. This prospectus does not constitute an offer or sale of ADSs to the public in South Africa and no offer made in terms of this prospectus may be accepted by, nor any sale in terms of this prospectus made to, persons in South Africa. Offers and sales of ADSs to the public of South Africa may only be made in accordance with the requirements of South African laws and regulations. This prospectus will not be registered with any authority in South Africa.

The number of ordinary shares that will be outstanding immediately after this offering is based on 660,212,500 ordinary shares outstanding at July 19, 2013 and excludes 63,425,000 ordinary shares issuable upon the exercise of options outstanding at July 19, 2013, at a weighted average exercise price of R1.38 (or approximately $0.15) per share.

SUMMARY FINANCIAL AND OPERATING DATA

The following tables set forth summary financial and operating data at and for the fiscal years ended March 31, 2013, 2012 and 2011. The summary financial data set forth below at and for the fiscal years ended March 31, 2013 and 2012 have been derived from our audited consolidated financial statements for fiscal years 2013 and 2012 and the accompanying notes included in this prospectus and should be read together with such financial statements and with “Selected Financial and Operating Data.” The summary financial data at and for the fiscal year ended March 31, 2011 has been derived from consolidated financial statements which are not included in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period.

Our fiscal 2012 audited consolidated statements of financial position and statement of cash flows have been restated to correct the classification of in-vehicle devices (installed and uninstalled) and record such devices as property, plant, and equipment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Restatement of 2012 Financial Statements” and Note 42 to our audited consolidated financial statements for the years ended March 31, 2013 and March 31, 2012.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB,” which differ in certain significant respects from Generally Accepted Accounting Principles in the United States, or “GAAP.”

Consolidated Income Statement Data

	For the Year Ended March 31,
	2013 (*)	2013		2012		2011 (Unaudited)
	(In thousands)
Revenue	$126,618	R	1,171,480	R	1,018,482	R	886,604
Cost of sales	(45,886)		(424,545)		(390,926)		(340,168)

Gross profit	80,731		746,935		627,556		546,436
Sales and marketing	(14,359)		(132,849)		(97,312)		(82,805)
Administration and other charges (1)	(46,788)		(432,890)		(383,856)		(346,451)

Operating profit	19,584		181,196		146,388		117,180
Finance income/(costs)—net	(144)		(1,330)		(2,873)		(11,432)

Profit before taxation	19,441		179,866		143,515		105,748
Taxation	(5,555)		(51,400)		(40,275)		(34,247)

Profit for the year	$13,885	R	128,466	R	103,240	R	71,501

(*)	We have translated U.S. dollar amounts from South African rand at the exchange rate of R9.2521 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank for March 31, 2013.
(1)	Includes other income/(expenses)—net.

Other Financial and Operating Data

	For the Year Ended March 31,
	2013 (*)	2013		2012		2011 (Unaudited)
	(In thousands, except vehicle data)
Subscription revenue	$74,223	R	686,720	R	577,330	R	503,429
Adjusted EBITDA (1)	31,433		290,821		240,622		201,833
Vehicles under subscription	359,643		359,643		272,935		240,279

(*)	We have translated U.S. dollar amounts from South African rand at the exchange rate of R9.2521 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank for March 31, 2013.
(1)	See “—Adjusted EBITDA” below for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable financial measure presented in accordance with IFRS.

Consolidated Statement of Financial Position Data

	At March 31,
	2013 (*)	2013		2012		2011 (Unaudited)
	(In thousands)
Cash and cash equivalents	$15,964	R	147,702	R	118,695	R	110,007
Total assets	124,597		1,152,788		1,068,416		994,208
Working capital	12,349		114,252		56,347		8,914
Total indebtedness (1)	6,428		59,477		73,106		103,546
Total shareholders’ equity (2)	93,803		867,879		772,090		682,935

(*)	We have translated U.S. dollar amounts from South African rand at the exchange rate of R9.2521 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank for March 31, 2013.
(1)	Total indebtedness includes amounts outstanding at March 31, 2013 for bank overdraft and borrowings. All of our indebtedness is secured and none of our debt is guaranteed.
(2)	Excludes non-controlling interest.

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed within this prospectus Adjusted EBITDA, which is a non-IFRS, non-GAAP, financial measure. We define Adjusted EBITDA as the profit for the year before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle-devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, profits/(losses) on the disposal or impairments of assets, and unrealized foreign exchange profits/(losses). We present below a reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable financial measure presented in accordance with IFRS.

We have included Adjusted EBITDA in this prospectus because it is a key measure that our management and Board of Directors intends to use instead of EBITDA to understand and evaluate our core operating performance and trends; to prepare and approve our annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from, or as a substitute for, analysis of our results as reported under IFRS. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on our debt or any losses on the extinguishment of our debt;

•	Adjusted EBITDA does not include unrealized foreign currency transaction gains and losses; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the year and our other results.

Reconciliation of Adjusted EBITDA to Profit for the Year

	For the Year Ended March 31,
	2013 (*)	2013		2012		2011 (Unaudited)
	(In thousands)
Adjusted EBITDA	$31,433	R	290,821	R	240,622	R	201,833
Add:
Finance income	218		2,018		2,392		2,193
Less:
Depreciation and amortization (1)	10,612		98,186		89,832		79,831
Taxation	5,555		51,400		40,275		34,247
Impairment (2)	557		5,158		1,332		3,132
Finance costs	362		3,348		5,265		13,625
Share-based payment costs	341		3,151		2,001		1,048
Foreign exchange—unrealized	326		3,012		639		581
Non-recurring items (3)	13		118		430		61

Profit for the year	$13,885	R	128,466	R	103,240	R	71,501

(*)	We have translated U.S. dollar amounts from South African rand at the exchange rate of R9.2521 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank for March 31, 2013.
(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices) and amortization of intangible assets.
(2)	Includes impairment of intangibles and impairment of available-for-sale financial assets.
(3)	Includes loss on disposal of subsidiary, loss on sale of intangibles, transaction costs arising from acquisition of a business and (profit)/loss on sale of property, plant and equipment.

RISK FACTORS

Our business, results of operations and financial condition could be materially and adversely affected if any of the risks described below occurs. As a result, the market price of the ADSs could decline, and you could lose all or part of your investment. We may face additional risks and uncertainties that are not currently known to us, or that we currently deem immaterial, which may also impair our business. You should carefully consider all of the risk factors set forth below before making an investment decision regarding the ADSs.

Risks Relating to Our Business

We may be unable to maintain our relationships with our existing customers, which could result in a loss of subscription revenue.

We provide our solutions principally on a subscription basis, typically with an initial subscription term of three years and renewal terms of either three years or successive one-year periods, or, for certain of our consumer customers, on a month-to-month basis. However, our customers have no obligation to renew their subscriptions after the initial term or any renewal term expires. We may be unable to retain existing customers and, as a result, our revenue would be adversely affected. Customers may choose not to renew their subscriptions for many reasons, including:

•	the belief that our solutions are not required for their needs or are not cost-effective;

•	a desire to reduce discretionary spending;

•	a belief that our competitors’ solutions provide a better value;

•	changes in our customers’ business or in regulations impacting our customers’ business that may decrease the need for our fleet and mobile asset management solutions; or

•	because of a reduction in discounts offered by insurers to vehicle owners who have installed our products.

Our enterprise fleet management customers may also not renew for reasons entirely out of their control, such as the dissolution of their business. Enterprise customers may also decrease the number of vehicles covered by subscription contracts if their fleet sizes decrease.

Our subscription contracts generally do not provide our customers with an early termination option. However, if customers do not honor their subscriptions for the full term, our remedies may be limited to re-negotiation of contract terms or legal recourse through the courts, which may not be successful or cost-effective, and we may not be able to recoup all of our costs.

A significant failure to maintain our customer relationships could result in a loss of subscription revenue.

Our inability to adapt to rapid technological change in our industry could impair our ability to remain competitive and result in a decline in market acceptance of our products.

The industries in which we compete are characterized by rapid technological change, frequent introductions of new products and evolving industry standards. In addition to the mobile asset management industry, we are subject to changes in the automotive, mobile handset, GPS navigation device, information technology, telecommunications and work flow software industries. As the technology used in each of these industries evolves, we will face new integration and competition challenges. For example, as truck and automobile manufacturers continue to develop in-vehicle technology, GPS-based tracking solutions may become standard equipment and result in new sources of competition. If we are unable to adapt to rapid technological change, it could impair our ability to remain competitive and result in a decline in market acceptance of our products.

The development of new or improved products, systems or technologies that compete with our products may render our products less competitive and we may not be able to enhance our technology in a timely manner. In addition to the competition resulting from new products, systems or technologies, our future product enhancements may not adequately meet the requirements of the marketplace and may not achieve the broad market acceptance necessary to generate significant revenues. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

Industry consolidation may give our competitors advantages over us, which could result in a loss of customers and/or a reduction in revenue.

Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. For example, Danaher Corporation, a Fortune 250 science and technology company, recently announced the acquisition of Navman Wireless, which offers fleet tracking services. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. Many potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Industry consolidation may result in competitors with more compelling service offerings or greater pricing flexibility than we have or business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a loss of subscribers and/or a reduction in revenue.

The loss of one or more of our key personnel, or our failure to attract, train and retain other highly qualified personnel, could prevent us from executing our growth plan.

We depend on the continued service and performance of our key personnel. The loss of one or more key members of our senior management team could prevent us from executing our growth plan. In addition, the loss of other key marketing, sales, product development or technology personnel could disrupt our operations and have a materially adverse effect on our ability to grow our business.

To execute our growth plan, we must continue to attract and retain highly qualified personnel. Competition for these employees is intense, and we may not be successful in attracting and retaining qualified personnel. We may experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Our failure to attract and train new personnel, or our failure to retain, focus and motivate our current personnel, could materially and adversely affect our business, results of operations and financial condition.

We may expand by acquiring or investing in other companies, which may divert our management’s attention, result in dilution to our shareholders and consume resources that are necessary to sustain our business.

We may in the future acquire complementary products, services, technologies or businesses. We also may enter into relationships with other businesses to expand our portfolio of solutions or to expand our ability to provide our solutions in foreign jurisdictions. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control, including anti-takeover and antitrust laws in various jurisdictions. We may seek to acquire other companies or businesses using our shares as consideration. Under the South African Companies Act, 2008, or the “Companies Act,” we are prohibited from issuing shares representing 30% or more of our outstanding equity in connection with an acquisition without stockholder approval by way of special resolution. In terms of JSE listings requirements, an acquisition or disposal constituting 25% or more of the market capitalization of the acquiring entity, will require stockholder approval. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company’s technology is not easily compatible with ours or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our shareholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations;

•	incur large charges or substantial liabilities; or

•	become subject to adverse tax consequences, or substantial depreciation or amortization, deferred compensation or other acquisition-related accounting charges.

Any of these risks could materially and adversely affect our business, results of operations and financial condition.

We may not be able to increase sales of our solutions, which could materially and adversely affect our ability to grow our business and increase revenue.

We intend to increase sales of our solutions by increasing penetration in our existing markets and by entering new markets that represent a large potential source of demand for these solutions. Our success in increasing sales may be tied to a wide variety of factors, including demand for our services, price and service competition, our relationships with third party distributors and dealers, the rate of new vehicle sales, general economic conditions and, in the case of our safety and security solutions, the perceived threat of vehicle theft and discounts offered by insurers.

Additionally, some car and truck manufacturers have begun installing substitute products and services, such as certain GPS-based products, in new vehicles prior to their initial sale, which may preclude us from increasing sales to subscribers purchasing such vehicles. Our inability to market and sell our solutions to new customers could materially and adversely affect our ability to grow our business and increase revenue.

We depend on certain key suppliers and vendors to manufacture our hardware and an interruption in the supply of our hardware could impair our production capacity.

We currently purchase key GSM (Global System for Mobile communications) module components of our hardware from two key suppliers. These modules and many of the other components used in the manufacture of our products have extended lead times on orders. We do not have volume commitments to or from these suppliers, and therefore cannot require them to deliver components to us. Interruption in the supply of components from suppliers would significantly impact our operations and require us to identify and integrate our manufacturing and supply logistics with an alternate supplier or use a substitute component, which could materially and adversely affect our business, results of operations and financial condition.

In addition, we currently depend principally on three vendors in South Africa to manufacture our hardware on a contract basis. Each of these contracts is terminable on 12 months’ written notice. We have no financial control over and limited operational influence on these suppliers and the conduct of their businesses. These suppliers could, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Our three contract manufacturers produce different products for us and production capacities at these facilities are not interchangeable in the short term. If the facilities of one of our contract manufacturers were to suffer a major casualty event, it could take as much as three to five months or longer to replace production capacity. Interruption in the supply of hardware from our contract manufacturers could impair our production capacity and materially and adversely affect our business, results of operations and financial condition.

We depend on our network of dealers and distributors to sell our solutions and adverse changes in our relationships with significant dealers and distributors could cause a decline in sales.

We currently distribute our products to small fleet operators and consumers through various distribution channels, including automobile dealers, aftermarket automotive parts and service suppliers, and automobile insurers and retailers, which we collectively refer to as “distributors.”

We distribute our products to enterprise fleet customers both directly and through third parties who are assigned specific geographic territories in which they can sell, which we refer to as “dealers.”

We sell our solutions both directly and through our global network of independent dealers and distributors. We are dependent on our dealers and distributors, who account for a substantial percentage of our total sales. One group of distributors under common ownership accounts for a substantial portion of our sales in the Africa consumer segment. Additionally, the terms of our agreements with our dealers do not usually include minimum purchase obligations, are specific to a geographic territory and are nonexclusive. Our dealer agreements generally have a fixed initial term, after which they continue indefinitely, subject to the right of either party to terminate on specified notice generally ranging from 90 days to one year, or for breach. Similarly, our distributor agreements do not include minimum purchase obligations and consist principally of a commission agreement applicable to sales generated by the distributor. If our relationships with our dealers and distributors deteriorate, or if a dealer or distributor or group of related dealers and distributors accounting for a material portion of our sales elects not to do business with us in the future, our sales could decline materially.

We depend on our cellular network providers for the transmission of data from installed in-vehicle devices to our data centers and we would incur significant costs if the services of these network providers became unavailable to us.

We contract with cellular network providers in each of our markets to provide cellular network services. These cellular networks transmit data from our customers’ in-vehicle devices to our data centers, where it is managed for the benefit of our customers. Each installed in-vehicle device contains a SIM card that is compatible with a specific cellular network provider. If a cellular network provider in one of our markets were to refuse to continue contracting with us for any reason or were to go out of business, we could incur significant costs related to the replacement of SIM cards for our customers and could suffer damage to our reputation and customer relationships. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

The markets in which we participate are highly fragmented and competitive, with relatively low barriers to entry, and such competition could result in reduced operating margins, increased sales and marketing expenses and the loss of market share.

The market for our solutions is highly fragmented, consisting of a significant number of vendors, with relatively low barriers to entry. Competition in our market is based primarily on:

•	functionality and reliability;

•	total cost of ownership;

•	breadth and depth of application functionality for fleet deployments;

•	product performance;

•	interoperability;

•	brand and reputation;

•	customer service;

•	distribution channels;

•	regional geographic expertise, including localized language support, support for applicable government regulations and the ability to comply with local internet and data privacy regulations;

•	size of customer base and reference accounts within key industry segments;

•	ability to deliver ongoing value and return on investment;

•	ease of deployment and use;

•	relevant industry domain expertise and functionality; and

•	the financial resources of the vendor.

We compete with a number of companies in each of the geographic markets in which we operate. Such competition could result in reduced operating margins, increased sales and marketing expenses and the loss of market share, any of which would harm our operating results. We expect competition to intensify in the future with the introduction of new technologies and market entrants.

The market for safety and security solutions is highly competitive. We compete in the safety and security solutions market primarily on the basis of the technological innovation, value-added services offered, brand recognition, rate of successful recoveries of mobile assets, quality and price of our products and services. Our most competitive market is the vehicle and mobile asset tracking and recovery solutions market, due to the existence of a wide variety of competing products and services and alternative technologies that offer various levels of protection and tracking capabilities. Some of these competing products and services, such as certain GPS-based products, are installed in new cars by vehicle manufacturers prior to their initial sale, which may make it more difficult to compete for such subscribers. Furthermore, providers of competing services or products may extend their offerings to the locations in which we operate or new competitors may enter the safety and security solutions market.

We could be exposed to product liability claims, which could result in significant damage to our reputation and material economic loss.

Our products and the batteries that many of them contain could malfunction and cause damage to our customers’ property. In particular, the rechargeable batteries in our in-vehicle devices may be prone to leaking due to environmental factors such as unusual heat or overuse. Leaks in these batteries could damage our customers’ in-vehicle devices and vehicles. Our safety and security solutions may be disabled or prove to be ineffective as a result of techniques employed by car thieves or the discovery of technological weaknesses by such persons. If there were a systematic failure of any of our products, we could suffer significant damage to our reputation and any product liability insurance we maintain might not be sufficient to prevent us from suffering a material economic loss.

Failure of businesses to adopt fleet management solutions could reduce the demand for our solutions.

We derive, and expect to continue to derive, substantial revenue from the sale of subscriptions for fleet management solutions to commercial customers. Widespread acceptance and use of fleet management solutions is critical to our future revenue growth and success. If the market for fleet management solutions fails to grow or grows more slowly than we currently anticipate, demand for our solutions would be negatively affected.

The market for fleet management solutions is subject to changing customer demand and trends in preferences. Some of the potential factors that could affect interest in and demand for fleet management solutions include:

•	the effectiveness and reliability of solutions;

•	fluctuations in fuel and vehicle maintenance costs, which are significant drivers of customer demand for fleet management solutions;

•	assumptions regarding general mobile workforce inefficiency and the extent to which efficiency can be improved through fleet management solutions;

•	the level of governmental and regulatory burdens on the fields of transportation and occupational health and safety;

•	the price, performance, features and availability of products and services that compete with ours;

•	our ability to maintain high levels of customer satisfaction; and

•	the rate of acceptance of web-based solutions generally.

Failure of businesses to adopt fleet management solutions could materially and adversely affect our business, results of operations and financial condition.

A decline in vehicle sales in our markets could result in reduced demand for our solutions, which could materially and adversely affect our revenue.

A reduction in sales of new vehicles could reduce our addressable market for solutions. New vehicle sales may decline for various reasons, including adverse changes in the general economic environment, a reduction in our customers’ discretionary spending or an increase in new vehicle tariffs, taxes or gas prices. A decline in vehicle production levels or labor disputes affecting the automobile industry in the markets where we operate may also impact the volume of new vehicle sales. A decline in sales of new vehicles in the markets in which we provide our solutions would result in reduced demand for such products and services.

Demand for our fleet management solutions decreases when prices for crude oil and natural gas decrease, which could materially and adversely affect our revenue.

Demand for our fleet management solutions can fluctuate with the prices for crude oil and natural gas, which impacts the attractiveness of our services and also directly affects our customers in the oil and gas industry, from whom we derive a significant portion of our revenues. Generally, lower oil and gas prices reduce the return on investment for many of our customers. Gains in fuel efficiency, including from the use of our solutions, may lead to a relative decrease in the return on investment of our solutions perceived by our customers. The oil and gas industry is complex, and numerous geopolitical, economic, environmental and other factors affect pricing. Expectations for future crude oil and natural gas prices may affect our customers’ spending habits. Prolonged or substantial declines in crude oil and/or natural gas prices, or the perception that such prices will decrease in the future, could materially and adversely affect our business, results of operations and financial condition.

Changes in practices of insurance companies in the markets in which we provide our solutions could materially and adversely affect demand for our products and services.

We depend in part on the practices of insurance companies in some of our markets to support demand for our products and services. For example, in South Africa, which is currently the largest market for our products and services, insurance companies either mandate the installation of tracking devices as a prerequisite for providing insurance coverage to owners of certain vehicles, or provide insurance premium discounts to encourage vehicle owners to subscribe to vehicle tracking and mobile asset recovery solutions such as ours. We benefit from insurance companies’ continued practice in the South African and certain other markets of:

•	accepting mobile asset location technologies such as ours as a preferred security product;

•	providing premium discounts for using location and recovery products and services such as ours; and

•	mandating the use of our products and services, or similar products and services, for certain vehicles.

If any of these policies or practices change, revenues from sale of our products and services could decline, which would materially and adversely affect our business, results of operations and financial condition.

We face many risks associated with our existing and potential new international operations, which could prevent us from successfully expanding into new geographic markets or operating successfully in existing geographic markets.

We are a global company with substantial assets located in a number of countries. We provide our services in 112 countries with 12 offices in seven countries. In some international markets, customer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional subscription model to provide fleet management solutions to customers in those markets or we may be unsuccessful in implementing the appropriate business model. Our revenue from new foreign markets may not exceed the costs of establishing, marketing, and maintaining our international offerings.

In addition, expanding international operations into new territories may subject us to risks with which we have limited experience. These risks include:

•	lack of familiarity with local markets;

•	difficulties in finding and maintaining, or potentially replacing, local dealers and distributors;

•	established local competitors;

•	laws favoring local competitors;

•

the cost and burden of complying with, lack of familiarity with, and unexpected changes in, legal and regulatory requirements in new territories, including those relating to the Internet and data privacy and security;

•	fluctuations in currency exchange rates or restrictions on currency exchange;

•	potentially adverse tax consequences, including the complexities of transfer pricing, value added or other tax systems, double taxation and restrictions and/or taxes on the repatriation of earnings;

•	dependence on third parties, including some commercial partners with whom we do not have extensive experience;

•	increased financial accounting and reporting burdens and complexities;

•	political, social, and economic instability, terrorist attacks, and security concerns in general;

•	reduced or varied protection for intellectual property rights in some countries; and

•	increased vulnerability to claims that we have infringed on the intellectual property of third parties.

Operating in international markets requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in additional territories may not produce desired levels of revenue or profitability.

If we are unable to detect and prevent unauthorized use of customer bank account numbers, we could be subject to financial liability, our reputation could be harmed and customers may be reluctant to use our solutions.

We rely on third-party encryption and authentication technology to provide secure transmission of confidential information over the Internet, including customer bank account numbers. Advances in technological capabilities, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology we use to protect sensitive transaction data. If any such compromise of our security, or the security of our customers, were to occur, it could result in misappropriation of proprietary information or interruptions in operations and have an adverse impact on our reputation or the reputation of our customers. If we are unable to detect and prevent unauthorized use of bank account numbers, our business, results of operations and financial condition could be materially and adversely affected.

Our operating results may be harmed due to liabilities, penalties and an inability to compete for future sales if we are required to collect sales, use, services or other related taxes for our solutions in jurisdictions where we have not historically done so.

We do not believe that we are required to collect sales, use, services or other similar taxes from our customers in certain jurisdictions. However, one or more countries or states may seek to impose sales, use, services, or other tax collection obligations on us, including for past sales. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on the sale of our solutions could result in substantial tax liabilities, including interest and penalty charges for past sales and decrease our ability to compete for future sales. We review applicable rules and regulations periodically and, when we believe sales and use taxes apply in a particular jurisdiction, we voluntarily engage tax authorities in order to determine how to comply with their rules and regulations. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in jurisdictions where we presently believe sales and use taxes are not due. Furthermore, we cannot be certain that we have made sufficient reserves on our financial statements to cover taxes.

Although our client contracts provide that our clients must pay all applicable sales and similar taxes, they may be reluctant to pay back taxes and may refuse responsibility for interest or penalties associated with those taxes. If we are unable to collect and pay back taxes and the associated interest and penalties, we will have incurred unplanned expenses that may be substantial.

An actual or perceived reduction in vehicle theft and crime rates may adversely impact demand for certain of our solutions, which could result in a loss of customers and a decline in growth.

Demand for our vehicle tracking and asset recovery solutions is influenced by prevailing or expected vehicle theft rates. Vehicle theft rates may decline as a result of various factors, such as the availability of improved security systems, implementation of improved or more effective law enforcement measures and improved economic or political conditions in markets that have high theft rates. If vehicle theft rates in our markets decline significantly, or if vehicle owners or insurance companies believe that vehicle theft rates have declined or are expected to decline, demand for some of our products and services may decline, which could result in a loss of customers and a decline in growth.

We are subject to U.S. and other anti-corruption laws, trade controls, economic sanctions and similar laws and regulations, including those in the jurisdictions where we operate. Our failure to comply with these laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation.

Doing business on a worldwide basis requires us to comply with the laws and regulations of various foreign jurisdictions. These laws and regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act, or the “FCPA,” export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or the “OFAC.” As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations.

The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. It also requires us to keep books and records that accurately and fairly reflect our transactions. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. In addition, the United Kingdom Bribery Act, or the “Bribery Act,” has been enacted and came into effect on July 1, 2011. The provisions of the Bribery Act extend beyond bribery of foreign public officials and also apply to transactions with individuals not employed by a government. The provisions of the Bribery Act are also more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Some of the international locations in which we operate lack a developed legal system and have higher than normal levels of corruption.

Economic sanctions programs restrict our business dealings with certain sanctioned countries, persons and entities. In addition, because we act through dealers and distributors, we face the risk that our dealers and distributors and customers might further distribute our products to a sanctioned person or entity, or an ultimate end-user in a sanctioned country, which might subject us to an investigation concerning compliance with OFAC or other sanctions regulations.

Violations of anti-corruption and trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have established policies and procedures designed to assist our compliance with applicable U.S. and international anti-corruption and trade control laws and regulations, including the FCPA, the Bribery Act and trade controls and sanctions programs administered by OFAC, and have trained our employees to comply with these laws and regulations. However, there can be no assurance that all of our employees, consultants, agents or other associated persons will not take actions in violation of our policies and these laws and regulations, and that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local, strategic or joint venture partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could materially and adversely affect our reputation, business, results of operations and financial condition. Our continued international expansion, including in developing countries, and our development of new partnerships and joint venture relationships worldwide, could increase the risk of FCPA, OFAC or Bribery Act violations in the future.

Operating in emerging markets subjects us to greater political, economic and market risks than those we would face if we only operated in more developed markets, which could increase our operating costs.

Emerging markets, including Africa, eastern Europe, the Middle East and South America, are subject to greater risks than more developed markets. The political, economic and market conditions in many emerging markets present risks that could make it more difficult to operate our business successfully. These risks include:

•	political and economic instability, including higher rates of inflation and currency fluctuations;

•	higher levels of corruption, including bribery of public officials;

•	loss due to civil strife, acts of war or terrorism, guerrilla activities and insurrection;

•	a lack of well-developed legal systems which could make it difficult for us to enforce our intellectual property and contractual rights;

•	logistical and communications challenges;

•	potential adverse changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, legal structures and tax laws;

•	difficulties in staffing and managing operations and ensuring the safety of our employees;

•	restrictions on the right to convert or repatriate currency or export assets;

•	greater risk of uncollectible accounts and longer collection cycles; and

•	introduction or changes to indigenization and empowerment programs.

Laws and regulations relating to the Internet and data privacy in the markets in which we operate are complex and continuously evolving, and compliance costs are high. As these laws and regulations continue to evolve, we may be required to increase our compliance-related expenditures or limit the manner in which collect information, the types of information that we collect, or the solutions we offer, which may impede our ability to provide our solutions or reduce our profit margins in specific geographic regions.

Various laws and regulations associated with the Internet and data privacy are complex and increase our cost of doing business. Furthermore, these laws and regulations expose us to fines and penalties if we fail to comply with them as well as costs associated with privacy compliance audits. We have not completed a legal review to determine our compliance with data privacy and data security laws. We are conducting a data privacy and data security compliance review in our major markets. There can be no assurance that the policies and procedures we implement as a result of this review will be sufficient to prevent a regulatory agency or private party from asserting a claim based on data privacy or security laws or regulations. Furthermore, there can be no assurance that our employees, contractors and agents will not take actions in violation of the policies we have established or may establish in the future regarding data privacy and data security, particularly as we expand our operations through organic growth and acquisitions. Any violations could subject us to civil or criminal penalties, including substantial fines or prohibitions on our ability to offer our products in one or more countries, and could also materially damage our reputation, our brand, our international expansion efforts, our business, results of operations and financial condition.

Additionally, as cloud computing continues to evolve, increased regulation by federal, state or foreign agencies becomes more likely, particularly in the areas of data privacy and data security. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

Our solutions and products enable us to collect, manage and store a wide range of data related to fleet management such as mobile asset location and fuel usage, speed and mileage. We obtain our data from a variety of sources, including our customers and third-party providers. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information, as well as requirements that must be followed if a breach of such personal information occurs. The European Union and the United Kingdom have adopted legislation (including directives, national laws and regulations) that increase or change the requirements governing data collection, use, storage and disclosure of personal information in these jurisdictions. Currently, South Africa has proposed legislation that would require us to adhere to certain privacy measures, including with respect to customer confidential information. We are also subject to privacy and data security measures in other countries where we operate.

We may also be subject to costly notification and remediation requirements if we or a third party determines that we have been the subject of a data breach involving personal information of individuals. Data breach notification regulations vary among the countries where we conduct business, and also vary among the states of the United States, and any breach of personal information could be subject to any number of these requirements.

We have sought to implement international best practices regarding data privacy and data security. We updated our website privacy policy in 2013 and we are currently in the process of becoming ISO 27001 certified. If our privacy or data security measures fail to comply, or are perceived to fail to comply, with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities. Moreover, if future laws and regulations limit our clients’ ability to use and share this data or our ability to store, process and share data with our clients over the Internet, demand for our solution could decrease and our costs could increase. We might also have to limit the manner in which collect information, the types of information that we collect, or the solutions we offer. Any of these would materially and adversely affect our business, results of operations and financial.

A governmental challenge to our transfer pricing policies could impose significant costs on us.

Transfer pricing policies are a significant component of the management of our operations across international boundaries. Many countries routinely examine transfer pricing policies of taxpayers subject to their jurisdiction, challenge transfer pricing policies aggressively where there is potential noncompliance and impose significant interest charges and penalties where noncompliance is determined. Although the documentation of and support for our transfer pricing policies have not been the subject of a governmental proceeding beyond examination to date, there can be no assurance that a governmental authority will not challenge these policies more aggressively in the future or, if challenged, that we will prevail. We could suffer significant costs related to one or more challenges to our transfer pricing.

Reduction in regulation in certain markets may adversely impact demand for certain of our solutions by reducing the necessity for or desirability of our solutions.

Regulatory compliance and reporting is driven by legislation and requirements, which are often subject to change, from regulatory authorities in nearly every jurisdiction globally. For example, in the United States, fleet operators can face numerous complex regulatory requirements, including mandatory Compliance, Safety and Accountability driver safety scoring, hours of service, compliance and fuel tax reporting. The reduction in regulation in certain markets may adversely impact demand for certain of our solutions, which could materially and adversely affect our business, financial condition and results of operations.

A breach of any of the covenants or other provisions contained in our credit facilities could result in an event of default, which could result in amounts outstanding under our credit facilities becoming immediately due and payable as well as foreclosure by our lenders upon our critical assets.

Our credit facilities with Standard Bank Limited, Investec Bank Limited and Nedbank Limited contain certain covenants, including without limitation, those limiting our and our guarantor subsidiaries’, as applicable, ability to, among other things, incur indebtedness, incur liens, or sell or acquire assets or businesses. Our obligations under our credit facility with Standard Bank Limited are secured by a pledge of accounts receivable by us and one of our significant subsidiaries, and our obligations under our credit agreement with Investec Bank Limited are secured by a lien on the customer contracts of one of our significant subsidiaries and a pledge of the shares of another of our subsidiaries.

A breach of any of these covenants or other provisions of our credit facilities could result in an event of default, which if not cured or waived, could result in amounts outstanding under our credit facilities becoming immediately due and payable. In the event that some or all of the amounts outstanding under our credit facilities are accelerated and become immediately due and payable, we may not have the funds to repay, or the ability to refinance, such outstanding amounts under our credit facilities, or our lenders could foreclose upon critical assets, which could materially and adversely affect our business, results of operations and financial condition.

The cost of healthcare services may increase in the future, which could materially increase our employee healthcare-related costs and/or require a reduction in benefits that are important to employee retention.

Healthcare services are available to our employees through a variety of plans in different jurisdictions. There is a risk that the cost of providing such services could increase in the future depending on changes in the nature of underlying legislation and the profile of our employees, particularly in South Africa. It is possible that future healthcare reform initiatives could significantly increase our employee healthcare-related costs. These increased costs, should they transpire, are currently indeterminate. We have embarked on a number of interventions focused on improving the quality of life of our work force, however, there can be no guarantee that such initiatives will not be adversely affected by increased costs.

Risks Relating to Intellectual Property

We have not traditionally relied on patents to protect our intellectual property, and we rely on trade secret laws, confidentiality agreements, confidentiality procedures and contractual restrictions to establish and protect our intellectual property rights, which provide only limited protection and may subject us to litigation.

Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. We rely primarily on trade secret laws, confidentiality agreements, confidentiality procedures and contractual restrictions to establish and protect our intellectual property rights, all of which provide only limited protection and may not currently or in the future provide us with a competitive advantage. Our confidentiality agreements with our employees, licensees, independent contractors and other advisors may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets or develop similar technologies and processes, and, in either event we would not be able to assert trade secret rights. We also rely to a limited extent on patent, trademark and copyright law.

While there are patent applications covering certain aspects of our Beam-e product pending in South Africa and Brazil, and we have an additional patent application pending in South Africa covering a method for driver verification, we have traditionally not sought patent protection over our intellectual property. As a result, we may not be able to successfully defend our intellectual property from third-party infringement.

We cannot assure you that any future trademark registrations will be issued for pending or future applications, or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights, or that any such trademarks will not be challenged, invalidated, or circumvented.

Effective patent, trademark, copyright, and trade secret protection may not be available in every country in which our solutions are available or where we have employees or independent contractors. In addition, the legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving. The steps we have taken and will take may not prevent unauthorized use, reverse engineering, or misappropriation of our technologies and we may not be able to detect any of the foregoing. Any of the foregoing events could materially and adversely affect our business, results of operations and financial condition.

An assertion by a third party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses.

The fleet management, mobile asset management and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Much of this litigation involves patent holding companies or other adverse patent owners who have no relevant product revenues of their own, and against whom our own limited patent portfolio may provide little or no deterrence. We have been subject to such claims in the past and may be in the future.

We have not conducted comprehensive prior art searches to determine whether our solutions infringe the patent rights of third parties in our current markets or those we may enter in the future. Third parties may assert that we are infringing patents of which we are currently unaware and that would be disclosed by prior art searches. Our status as a newly public company in the United States will raise our visibility and may invite holders of patents who have not previously sought to enforce them against us to bring or threaten claims for infringement or seek to negotiate royalty or other payments from us. The fact that we have relatively few patents associated with our intellectual property means that we may not be able to successfully defend our intellectual property from third-party infringement. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

We cannot assure you that we will prevail in any future intellectual property infringement litigation given the complex technical issues and inherent uncertainties in such litigation. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays, or require us to enter into royalty or licensing agreements. In addition, we are obligated to indemnify some of our customers and other contract counterparties against third parties’ claims of intellectual property infringement based on our solutions. If our solutions violate any third-party intellectual property rights, we could be required to withdraw those solutions from the market, re-develop those solutions or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to redevelop our solutions, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and operating results. Withdrawal of any of our solutions from the market could harm our business, financial condition and operating results.

Our software may contain undetected defects or software errors, which could result in damage to our reputation or market rejection of our products.

We must update our solutions quickly to keep pace with the rapidly changing market including the third-party software and devices with which our solutions integrate, and we have a history of frequently introducing new versions. Our solutions could contain undetected errors or defects, especially when first introduced or when new versions are released. Our software may not be free from errors or defects, which could result in damage to our reputation or harm to our operating results.

We warrant that our hardware will be free of defects for various periods of time. The operation of the hardware is controlled by the firmware loaded on the hardware. We generally provide firmware updates to our fleet customers by “over-the-air” wireless communication of the updated firmware directly to our customers’ in-vehicle devices. If the firmware does not function as expected and it prevents the uploading of updated firmware, then the problem could not be corrected by an the over-the-air update and would require direct servicing of the installed on-board computer by trained personnel, which imposes a very significant cost on us. Variations among communications protocols in the markets in which we operate enhance the risk of error in the remote installation of firmware. Although we attempt to manage this risk by introducing firmware updates in stages so that the success of deployment to a small number of in-vehicle devices can be assessed before the installment risk is expanded to a larger customer base, there can be no assurance that we will be successful in detecting firmware operation and integration problems or otherwise in managing our exposure to remediation expense related to the deployment of firmware updates.

Our “over-the-air” transmission of firmware updates could permit a third party to disable our customers’ in-vehicle devices or introduce malware into our customers’ in-vehicle devices, which could expose us to customer claims.

“Over-the-air” transmission of our firmware updates potentially provides the opportunity for a third party to modify or disable our customers’ operating systems or introduce malware into our customers’ operating systems. No such incidents have occurred to date but there can be no assurance that they will not occur in the future. For example, a third party could attempt to introduce software modifications providing incorrect location data and functionality or the deletion of data. Damage to our customers’ in-vehicle devices as a result of such incidents could only be remedied through direct servicing of their installed in-vehicle devices by trained personnel, which would impose a very significant cost on us, particularly if the incidents were widespread. Moreover, such incidents could expose us to claims by our customers under various theories of liability, the outcome of which would be uncertain. Third party interference with our over-the-air transmission of firmware or with our customers’ in-vehicle devices during such process could materially and adversely affect our business, financial condition and results of operations.

Any significant disruption in service on, or security breaches of, our websites or computer systems could compromise our information, damage our reputation and result in a loss of customers.

Our brand, reputation, and ability to attract, retain, and serve our customers depend upon the reliable performance of our service and our customers’ ability to access our solutions at all times. Our customers rely on our solutions to make operating decisions related to their fleet, as well as to measure, store and analyze valuable data regarding their businesses. We collect and store sensitive data, including data transmitted from our customers’ in-vehicle devices concerning the location of their mobile assets as well as personally identifiable information concerning our customers and employees. Our solutions are vulnerable to interruption and our data centers are vulnerable to damage or interruption from human error, intentional bad acts, computer viruses or hackers, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events, any of which could limit our customers’ ability to access our solutions. Prolonged delays or unforeseen difficulties in connection with adding capacity or upgrading our network architecture may cause our service quality to suffer. Any event that significantly disrupts our service or exposes our data to misuse could damage our reputation and harm our business and operating results, including causing us to issue credits to customers, subjecting us to potential liability, reducing our customer retention rates, or increasing our cost of acquiring new customers, any of which would have the effect of reducing our revenue and could materially and adversely affect our business, results of operations and financial condition.

Any breach of our data or system security could result in our customer data being accessed, publicly disclosed, lost or stolen, our business and operations being interrupted, a loss of confidence in our products and services and other negative consequences such as civil liability, including under laws that protect the privacy of personal information, and regulatory penalties, any or all of which could materially and adversely affect our business, financial condition and results of operations.

In addition, we store data, host our solutions and serve all of our customers from our network servers, which are located at third-party data center facilities in Amsterdam, Cape Town, Johannesburg, London and Miami. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Third-party operators of our data center could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our secure third-party data center operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

Certain of our customer agreements currently, and may in the future, provide minimum service level commitments regarding items such as uptime, functionality or performance. If we are unable to meet the stated service level commitments for these customers or suffer extended periods of service unavailability, we are or may be contractually obligated to provide these customers with credits for future subscriptions, provide services at no cost or pay other penalties, which could adversely impact our revenue. Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Our disaster recovery systems are located at our third-party hosting facilities. We use a redundant architecture and are increasing capacity. However, our systems have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage. In the event of a disaster in which our disaster recovery systems are irreparably damaged or destroyed, we would experience interruptions in access to our services. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our solutions could harm our reputation and may damage our data. Interruptions in our services could materially and adversely affect our business, results of operations and financial condition, cause us to issue refunds to customers, subject us to potential liability, or adversely affect our subscriber retention rates.

Our solutions rely on third-party software and any inability to license such software from third-parties could render our solutions inoperable.

We rely on software and other intellectual property licensed from third parties, including mapping software and data from MapIt and Google, to develop and provide solutions to our customers. In addition, we may need to obtain future licenses from third parties to use software or other intellectual property associated with our solutions. We cannot assure you that these licenses will be available to us on acceptable terms, without significant price increases or at all. Any loss of the right or inability to obtain the right to use any such software or other intellectual property required for the development and maintenance of our solutions could result in interruptions in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our business.

In addition, we incorporate open source software into our platform. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or courts of other jurisdictions, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions, to discontinue sales of our solutions, or to release our proprietary software source code under the terms of an open source license, any of which could adversely affect our business.

We depend on third-party technology, including cellular and GPS networks, and any disruption, failure or increase in costs could impede the functionality of our solutions.

Two critical links in our current solutions are between in-vehicle devices and GPS satellites and between in-vehicle devices and cellular networks, which allow us to obtain location data and transmit it to our system. Increases in the fees charged by cellular carriers for data transmission or changes in the cellular networks, such as a cellular carrier discontinuing support of the network currently used by our in-vehicle devices, requiring retrofitting of our in-vehicle devices, could increase our costs and impact our profitability. We have initiated activities to migrate new installations to the next generation of cellular network compatibility in order to maximize expected useful life of our in-vehicle devices. However, cellular carriers could in the future discontinue support for our currently utilized cellular technologies. Also, while we have included the ability to store GPS data in our in-vehicle devices in case of temporary cellular network connectivity failure, widespread disruptions or extended failures of the cellular networks would adversely affect our solutions’ functionality and utility and harm our financial results.

GPS is a satellite-based navigation and positioning system consisting of a network of orbiting satellites. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage and it is not certain that the U.S. government will remain committed to the operation and maintenance of GPS satellites in the future. In addition, technologies that rely on GPS depend on the use of radio frequency bands and any modification of the permitted uses of these bands may adversely affect the functionality of GPS and, in turn, our solutions. The satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense, which does not currently charge users for access to the satellite signals, but we cannot assure you that it will not do so in the future.

Our solutions integrate with third-party technologies and if our solutions become incompatible with these technologies, our solutions would lose functionality and our customer acquisition and retention could be adversely affected.

Our solutions integrate with third-party software and devices to allow our solutions to perform key functions. Although to date this integration has been accomplished using open software interfaces and simple physical linkages, we cannot guarantee that this ease of integration will continue or that we will be able to integrate with other products at all or without additional cost. Additionally, errors, viruses or bugs may also be present in third-party software that our customers use in conjunction with our solutions. Changes to third-party software that our customers use in conjunction with our solutions could also render our solutions inoperable. Customers may conclude that our software is the cause of these errors, bugs or viruses and terminate their subscriptions. The inability to easily integrate with, or any defects in, any third-party software could result in increased costs, or in delays in software releases or updates to our products until such issues have been resolved, which could damage our reputation and materially and adversely affect our business, results of operations and financial condition.

Risks Relating to South Africa

Fluctuations in the value of the South African rand have had, and will continue to have, a significant impact on our results of operations, which may make it difficult to evaluate our business performance between reporting periods and may also adversely affect the price of the ADSs.

The South African rand is the primary operating and financial reporting currency for our business operations. Depreciation in the South African rand may negatively impact the prices at which the ADSs trade. The U.S. dollar/South African rand, euro/South African rand, Australian dollar/South African rand and British pound/South African rand exchange rates have historically been volatile and we expect this volatility to continue. We provide detailed information about historical U.S. dollar/South African rand exchange rates in “Exchange Rates.”

Due to the significant fluctuation in the value of the South African rand and its impact on our results, you may find it difficult to compare our results of operations between financial reporting periods. This difficulty may have a negative impact on the price of the ADSs and/or increase their volatility.

We also operate internationally and are exposed to foreign exchange risk arising from various currency exposure, primarily with respect to the U.S. dollar, the euro, the Australian dollar and the British pound. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results and cash flows. Fluctuation in currency exchange rates impacts our operating results. We have implemented a foreign currency hedging policy to reduce our net exposure to fluctuations in foreign currencies which is primarily based on economic hedging principles, as opposed to using derivative financial instruments, to protect against fluctuation in cash flow. We do not attempt to hedge currency translation risk. Our future attempts to hedge against foreign currency risk could be unsuccessful and expose us to losses.

If we do not achieve applicable black economic empowerment objectives in our South African businesses, we risk early termination of two of our contracts which service South African quasi-governmental customers and the loss of the corresponding revenue.

The South African government, through the Broad-Based Black Economic Empowerment Act, 2003, the codes of good practice and industry charters published pursuant thereto, collectively “BBBEE,” has established a legislative framework for the promotion of broad-based black economic empowerment. Achievement of BBBEE objectives is measured by a scorecard which establishes a weighting for the various components of BBBEE. This scorecard is in the process of being revised and the changes, which have not yet been finalized, could have a material impact on our business.

One component of BBBEE scoring is based on achieving a certain percentage of share ownership by black South Africans in South African businesses. This shareholding component carries the highest BBBEE scorecard weighting. Other components include procuring goods and services from black-owned businesses (or from businesses that have earned good BBBEE scores) and achieving certain levels of black South African employment and management participation. Compliance with the BBBEE is not enforced through civil or criminal sanction, but compliance does affect the ability of a company to secure contracts in the public and private sectors. We do not have any significant contracts requiring us to maintain a BBBEE rating level as measured under a BBBEE scorecard, but are required to meet certain specific BBBEE targets for two contracts with South African quasi-governmental customers. One of these agreements has a 36-month term and requires us to meet agreed targets, which we have not yet met, prior to July 2015. Failure to meet the targets by that time will allow the client to cancel the agreement before the end of the term. The other contract has passed its initial term and is operating on a month-to-month basis, allowing the client to cancel the contract on a 30 days’ notice. We have met the agreed BBBEE target but failure to maintain the agreed BBBEE target may increase the likelihood of cancellation. The combined value of these contracts was approximately 6.7% of our total revenue for fiscal year 2013.

It will be important for us to achieve applicable BBBEE objectives. We have taken a number of actions as a company to increase empowerment of black South Africans, including in the areas of equity ownership, employment equity, preferential procurement from businesses with significant black ownership, training and corporate social development. However, it is possible that these actions may not be sufficient to enable us to achieve applicable BBBEE objectives under the new scorecard when it is promulgated. Failing to achieve applicable BBBEE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate customers, which could materially and adversely affect our business, financial condition and results of operations.

We face the risk of disruption from labor disputes and changes to South African labor laws, which could result in significant additional operating costs or alter our relationship with our employees.

Our operations may be materially affected by changes to labor laws. South African laws relating to labor regulate work time, provide for mandatory compensation in the event of termination of employment for operational reasons, and impose monetary penalties for non-compliance with administrative and reporting requirements in respect of affirmative action policies, could result in significant costs. In addition, future changes to South African legislation and regulations relating to labor may increase our costs or alter our relationship with our employees. Resulting disruptions could materially and adversely affect our business, results of operations and financial condition.

Socio-economic inequality in South Africa or regionally may subject us to political and economic risks which may affect the ownership or operation of our business.

We are incorporated and own significant operations in South Africa. As a result, we are subject to political and economic risks relating to South Africa, which could affect your investment in us. South Africa was transformed into a democracy in 1994, with successful rounds of democratic elections held during 1994, 1999, 2004 and 2009. We fully support government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments and recognize that in order to implement these policies, our operations and profits may be impacted. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic and social development among its people. While South Africa features highly developed and sophisticated business sectors and financial and legal infrastructure at the core of its economy, large parts of the population, particularly in rural areas, do not have access to adequate education, health care, housing and other services, including water and electricity. In addition, South Africa also has higher levels of crime and unemployment than the United States.

The South African government has committed itself to creating a stable, democratic, free market economy, which it has achieved to a great extent in the 19 years since the first democratic elections in 1994. It remains difficult however, to predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. It is also difficult to predict the impact of addressing these inequalities on our business. Furthermore, there has been regional political and economic instability in countries neighboring South Africa, which could materially and adversely affect our business, results of operations and financial condition.

Although political conditions in South Africa are generally stable, changes may occur in its political, fiscal and legal systems which might affect the ownership or operation of our business, which may, in turn, materially and adversely affect our financial position. These risks may include changes in legislation, arbitrary interference with private ownership of contract rights, and changes to exchange controls, taxation and other laws or policies affecting foreign trade or investment. Any changes in investment regulations and policies or a shift in political attitudes in South Africa are beyond our control and could materially and adversely affect our business, financial condition and results of operations.

The economy of South Africa is exposed to high inflation and interest rates which could increase our operating costs and thereby reduce our profitability.

The economy of South Africa in the past has been, and in the future may continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. High rates of inflation could increase our South African-based costs and decrease our operating margins.

Although higher interest rates would increase the amount of income we earn on our cash balances, they would also adversely affect our ability to obtain cost-effective debt financing in South Africa.

Our financial flexibility could be constrained by South African currency restrictions, which, in turn, could hinder our normal corporate functioning.

South African companies are subject to exchange control limitations, which could hinder our normal corporate functioning, particularly given our significant expansion outside of South Africa in recent years. While exchange controls have been relaxed in recent years and may continue to be relaxed, South African companies remain subject to restrictions on their ability to raise and deploy capital outside of the Southern African Common Monetary Area, which includes South Africa, Lesotho and Swaziland. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. These restrictions or any adverse changes to these restrictions could materially and adversely affect our business, results of operations and financial condition.

Risks Relating to the Offering

The price of the ADSs may be volatile, and the market price of the ADSs after this offering may drop below the price you pay which could cause you to fail to realize any return on your investment and to lose some or all of your investment.

Market prices for securities of companies that are newly public in the United States have historically been particularly volatile in response to various factors, some of which are beyond our control. As a result of this volatility, you may not be able to sell the ADSs at or above the public offering price in this offering. Some of the factors that may cause the market price for the ADSs to fluctuate include:

•	actual or anticipated fluctuations in our financial results or the financial results of our competitors;

•	loss of existing customers or inability to attract new customers;

•	actual or anticipated changes in our growth rate;

•	our announcement of results for a financial reporting period that are lower than expected, whether caused by our results of operations or by currency fluctuations;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of any of our solutions to achieve or maintain market acceptance;

•	changes in market valuations of similar companies;

•	changes in our capital structure, including issuances or repurchases of securities or the incurrence of debt;

•	announcements by us or our competitors of significant products, technologies, services, contracts, acquisitions, or strategic alliances;

•	success of competitive products or services;

•	regulatory developments in South Africa, the U.S. or other countries;

•	actual or threatened litigation involving us or our industry;

•	additions or departures of key personnel;

•	general perception of the future of the fleet and mobile asset management market or our solutions;

•	sales of ADSs or ordinary shares by our shareholders;

•	ADS price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs; and

•	changes in general economic, industry, and market conditions.

Following the closing of the offering, we intend to issue quarterly press releases or other disclosure of our financial results. The semiannual operating results we have released historically have fluctuated and our quarterly operating results will fluctuate in the future as a result of a variety of factors, including, but not limited to, our ability to accurately forecast revenue and appropriately plan our expenses, long sales cycles for our enterprise fleet management solutions, service outages or security breaches and any related occurrences which could impact our reputation and fluctuations in currency exchange rates. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our ordinary shares and the ADSs could decline substantially.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for the ADSs shortly following this offering. If the market price of the ADSs after this offering does not exceed the offering price, you may not realize any return on your investment in us and may lose some or all of your investment. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources, and harm our business, operating results, and financial condition.

Exchange rate volatility may adversely affect the market price of the ADSs and the dividends payable to ADS holders.

As discussed above and further discussed below, there have been significant fluctuations in the exchange rate between the South African rand and the U.S. dollar. Unforeseen events in international markets, fluctuations in interest rates, changes in capital flows, political developments or inflation rates may cause exchange rate instability that could, in turn, depress the value of the South African rand, thereby decreasing the U.S. dollar value of the ADSs and any dividends or distributions paid on the ordinary shares underlying the ADSs.

There has been no prior public market in the United States for our ordinary shares or the ADSs, and an active trading market for the ADSs in the United States may not develop, which may impair your ability to sell ADSs at any given time.

Prior to this offering, there has been no public market in the U.S. for our ordinary shares or the ADSs. An active trading market for the ADSs in the United States may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using our shares as consideration.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding the ADSs adversely, the price of the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of our company, the price of the ADSs and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding the ADSs adversely, or provide more favorable relative recommendations about our competitors, the price of the ADSs would likely decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of the ADSs or trading volume to decline.

Our ordinary shares will be traded on more than one market and this may result in price variations.

Our ordinary shares have been traded on the JSE since 2007, and we have applied to list the ADSs on the NYSE. Trading in our ordinary shares and ADSs on these markets will take place in different currencies (U.S. dollars on the NYSE and South African rand on the JSE), and at different times (resulting from different time zones, trading days and public holidays in the United States and South Africa). The trading prices of our ordinary shares and ADSs on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the JSE could cause a decrease in the trading price of the ADSs on the NYSE.

Our management will have broad discretion over how to use the proceeds from this offering including using the proceeds in ways that might not improve our operating results or in ways with which investors may not agree.

We intend to use the net proceeds from this offering to pursue future acquisitions and other strategic investments and for general corporate purposes. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. Our management will have significant flexibility and discretion in applying the net proceeds we receive from this offering. The net proceeds could be applied in ways that do not improve our operating results or in ways with which you may not agree. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations and the market response to the introduction of any new product offerings.

The requirements of being a public company in the United States may strain our resources and distract our management, which could make it difficult to manage our business and could have a negative effect on our results of operations and financial condition, particularly after we are no longer an “emerging growth company.”

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and regulatory requirements will be time consuming, result in increased costs to us and could have a negative effect on our business, results of operations and financial condition.

As a public company in the United States, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the requirements of SOX. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual reports (and we must file or make public certain additional information reports in our home country) with respect to our business and financial condition. SOX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies in the United States. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of SOX (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Certain provisions of South African law may limit or otherwise discourage a takeover or business combination that could otherwise benefit our shareholders.

Various transactions including, without limitation, those which result in a person, or a group of persons acting in concert, holding shares entitled to exercise or cause to be exercised 35% of more of the voting rights at meetings of our shareholders will be subject to the Fundamental Transactions and Takeover Regulations, or the “Takeover Regulations,” promulgated in terms of the Companies Act, which are regulated by the Takeover Regulation Panel. The Takeover Regulations impose various obligations in such circumstances including the requirement of an offer to minority shareholders.

A transaction will be subject to the approval of the competition authorities in terms of the Competition Act No 89 of 1998, as amended, or the “Competition Act,” if it results in the acquisition of “control,” as defined in the Competition Act and otherwise falls within the scope of the Competition Act. The Competition Act prohibits a transaction (falling within its scope) from being implemented without the necessary approvals.

To the extent applicable, a transaction may be subject to JSE listings requirements as well as the approval of the Exchange Control Department of the South African Reserve Bank, and other applicable regulatory bodies. In addition, certain fundamental transactions such as mergers, amalgamations, schemes of arrangement and sales of a majority of a company’s assets, require the approval of shareholders exercising 75% of the voting rights, and if 15% or more of a company’s shareholders vote against the transaction, any dissenting shareholder may, within five days, require the company, at its expense, to obtain court approval before implementing the resolution. Even if less than 15% of the shareholders vote against the resolution, any dissenting shareholder may apply to court for a review of the transaction. Such regulations, including the Takeover Regulations and the Competition Act, may have the effect of delaying, deferring or preventing a change in control of us including an extraordinary transaction (such as a merger, tender offer, scheme of arrangement or sale of all or substantially all of our assets) that might provide a premium price for our shareholders.

The concentration of ownership of our capital stock limits your ability to influence corporate matters.

Our executive officers, directors, current 5% or greater shareholders and entities affiliated with them beneficially owned (as determined in accordance with the rules of the SEC) approximately 65% of our ordinary shares outstanding at July 19, 2013. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares and the ADSs because investors often perceive disadvantages in owning stock in companies with concentrated share ownership. Also, these shareholders, acting together, may be able to control our management and affairs and matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Shareholders owning greater than 25% of our outstanding ordinary shares will have the ability to block certain corporate actions, including the issuance of additional equity securities for cash. See “—Certain provisions of South African law may limit our ability to issue securities and access the capital markets in the future, which could hinder our ability to raise capital in the future.” Consequently, this concentration of ownership may have the effect of preventing us from financing or completing an acquisition, delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.

Certain provisions of South African law may limit our ability to issue securities and access the capital markets in the future, which could hinder our ability to raise capital in the future.

The authority of our Board of Directors to issue additional securities is limited by JSE listings requirements and certain provisions of the Companies Act and Memorandum of Incorporation, and as a result we may be unable to access the capital markets on a timely basis when it is opportune to do so. Under the JSE listings requirements, the issuance of equity securities, or securities convertible into equity securities, for cash by our Board of Directors requires shareholder approval, either by means of a specific authority for a specific transaction or by way of a general authority, for a limited time period. If a general authority is not in place, we may experience extended delays and uncertainty in seeking shareholder approval of financing transactions and as a result may be unable to execute financings with available investors, on advantageous terms or at all. Moreover, while a general authority could allow our Board of Directors to issue for cash additional ordinary shares representing up to 15% of the ordinary shares outstanding at the time of the general authorization, as a practical matter, shareholders in the South African market are often reluctant to grant general authorities up to the 15% threshold. A general authorization would not permit our Board of Directors to issue ordinary shares for cash with a greater than 10% discount to the 30-day volume-weighted average price, or “VWAP,” as of the issuance date, which, if we were to experience significant financial difficulties in the future, could prevent us from obtaining funds when needed. Shareholders owning greater than 25% of our outstanding ordinary shares have the ability to block an issuance of ordinary shares for cash or any approval of a general authorization to our Board of Directors. Our concentrated ownership structure exacerbates the delays and limitations on capital markets transactions described above and could materially and adversely affect our business, results of operations and financial condition. While we will be able to issue non-convertible debt securities without shareholder approval, we will not be able to grant any voting rights to debt holders, which would be likely to increase the cost of any such debt issuance to the Company.

Future sales of our ordinary shares in the public market could cause our share price to fall.

Sales by us or our shareholders of a substantial number of our ordinary shares or ADSs in the public market, either on the JSE or the NYSE, after this offering, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have 770,212,500 ordinary shares outstanding, assuming no exercise of our outstanding options at July 19, 2013.

Following the completion of this offering, except for the 524,389,829 ordinary shares (which includes shares subject to certain options that are currently exercisable or may become exercisable within 60 days of July 19, 2013) that are the subject of lock-up agreements and shares held by our affiliates as contemplated by Rule 144 and the Securities Act of 1933, as amended, or the “Securities Act,” all of the ordinary shares in the form of ADSs sold in this offering will be freely tradable in the United States without restrictions or further registration under the Securities Act. Following the completion of this offering and assuming that the over-allotment option has been exercised in full, approximately 40.3% of our outstanding ordinary shares will be beneficially owned by affiliates. These entities could resell the shares into the public markets in the United States in the future in accordance with the requirements of Rule 144, which include certain limitations on volume. See “Shares Eligible for Future Sale.”

We and our executive officers, directors and certain shareholders, who collectively beneficially owned 78.6% of our outstanding ordinary shares prior to this offering, have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed, without the prior written consent of Raymond James & Associates, Inc. and William Blair & Company, L.L.C., which may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. After these lock-up agreements have expired and holding periods have elapsed, additional shares will be eligible for sale in the public market.

You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market may not develop.

Prior to this offering, there has not been a public market for the ADSs. We have applied to list the ADSs on the NYSE. A liquid market may not develop for the ADSs, which may reduce the price at which the ADSs may be sold. Also, the liquidity and the market for the ADSs may be affected by a number of factors, including variations in interest rates, the deterioration and volatility of the markets for similar securities and any changes in our liquidity, financial condition, creditworthiness, results of operations and profitability.

The relative volatility and illiquidity of the South African securities markets may substantially limit your ability to sell the ordinary shares underlying the ADSs at the price and time you desire.

Our ordinary shares are listed for trading on the JSE. Investing in securities that trade in emerging markets, such as South Africa, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The South African securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. There is also significantly greater concentration in the South African securities markets than in major securities markets in the United States. At June 30, 2013, total market capitalization amounted to R8,028.9 billion ($867.8 billion) and the majority of this market capitalization was represented by only 10 companies. Accordingly, although you are entitled to withdraw the ordinary shares underlying the ADSs from the ADR depositary at any time, your ability to sell such shares at a price and time you desire may be substantially limited.

Investors in the United States may have difficulty bringing actions, and enforcing judgments, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.

We are incorporated in South Africa. Most of our directors and senior management (and certain experts named herein) reside outside of the United States. Substantially all of the assets of these persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or us a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the Unites States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

•	the court that pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

•	the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);

•	the judgment has not lapsed;

•

the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the United States proceeding were properly served on the defendant and that the defendant was given the right be heard and represented by counsel in a free and fair trial before an impartial tribunal;

•	the judgment was not obtained by fraudulent means;

•	the judgment does not involve the enforcement of a penal or revenue law; and

•	the enforcement of the judgment is not otherwise precluded by the provisions of the South African Protection of Businesses Act 1978, as amended, or the “POB Act.”

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law.

It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not a resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa. See “Enforcement of Civil Liabilities.”

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors and, as a result, adversely impact the price of our ADSs and result in a less active trading market for our ADSs.

We are an “emerging growth company,” as defined in the JOBS Act and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 for an extended period of time.

We may take advantage of these disclosure exemptions until we are no longer an “emerging growth company.” We cannot predict whether investors will find our ADSs less attractive because of our reliance on some or all of these exemptions. If investors find our ADSs less attractive, as a result, it may adversely impact the price of our ADSs and there may be a less active trading market for our ADSs.

We will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which the fifth anniversary of this offering occurs;

•	the last day of the fiscal year in which our annual gross revenues are $1 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the last day of any fiscal year in which the market value of our ordinary shares held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic listed companies, and are permitted in some cases to follow corporate governance standards applicable to South African companies, which may limit the protections afforded to investors.

We are a “foreign private issuer” for purposes of SEC rules and within the meaning of the NYSE corporate governance standards. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that are less frequent and in certain respects less detailed than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports on the same basis as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act.

In addition, under the NYSE corporate governance standards, a foreign private issuer may elect to comply with the practices of its home country and not to comply with most corporate governance requirements applicable to U.S. companies with securities listed on the NYSE. We currently follow South African practices concerning corporate governance and intend to continue to do so. Accordingly, you will not have the same protections afforded to shareholders of domestic companies that are subject to all NYSE corporate governance requirements. For example, NYSE-listed companies that are not foreign private issuers are required to have a board of directors a majority of which satisfy NYSE listing standards for independence and to have fully independent audit, compensation and nominating committees of the board of directors. Although our Audit and Risk Committee members will be required to meet independence standards established by SEC rules, our independent directors will otherwise be subject to applicable South African standards for independence, which are different, and our Nominations and Remuneration Committee will not be required to be composed solely of independent directors.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of SOX and if we fail, for any reason, to effectively or efficiently implement new internal control procedures for compliance with Section 404 of SOX, we will incur additional costs in addressing our non-compliance and our stock price could decline due to related market concerns.

We will be required to comply with the internal control evaluation and certification requirements of Section 404 of SOX by the end of our 2015 fiscal year. While we intend to achieve compliance within the time required, we may not be able to meet the Section 404 requirements in a timely manner. If it is determined that we are not in compliance with Section 404, we will be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. We will need to hire additional qualified personnel in order for us to be compliant with Section 404. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective.

Holders of the ADSs may not receive dividend payments, which could cause you to lose some or all of the value of any dividend distribution.

Under the terms of our deposit agreement with the depositary for the ADSs, the ADR depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If this conversion is not possible or if any government approval becomes necessary and cannot be obtained, the deposit agreement allows the ADR depositary to distribute the foreign currency only to those ADS holders to whom it is permissible to do so. If the exchange rate fluctuates significantly during a time when the ADR depositary cannot convert the foreign currency or distribute a payment to you, you may lose some or all of the value of any dividend distribution.

ADS holders may be subject to additional risks related to holding ADSs rather than ordinary shares.

ADS holders do not hold ordinary shares directly and thus are subject to, among others, the following additional risks:

•	as an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the ADR depositary as permitted by the deposit agreement;

•

distributions on the ordinary shares represented by your ADSs will be paid to the ADR depositary, and before the ADR depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADR depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution; and

•	we and the ADR depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders.

You must act through the ADR depositary to exercise your voting rights, as a result of which you may be unable to exercise your voting rights on a timely basis.

As a holder of ADSs (and not the ordinary shares underlying your ADSs), we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights. The ADR depositary will be the holder of the ordinary shares underlying your ADSs and ADS holders will be able to exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares will receive notice of shareholders’ meetings by mail and through publication of a notice in a South African newspaper of general circulation and the securities exchange news service of the JSE, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide notice to the ADR depositary as soon as practicable of any applicable meeting date. If we ask it to do so, the ADR depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders as soon as practicable after receiving notice from us of any such meeting. Subject to satisfaction of the foregoing standard, there is no specified number of days within which the depositary must mail ADS holders the notice of meeting and voting instructions. To exercise their voting rights, ADS holders must then instruct the ADR depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the ADR depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADSs for which the ADR depositary fails to receive timely voting instructions may not be voted at all.

Our Memorandum of Incorporation provides that shareholder votes shall be taken by show of hands unless a poll (i.e., written ballot) is demanded by the chairman of the meeting, by at least five shareholders present in person or by proxy at the meeting who are entitled to vote on a particular matter, or by one or more shareholders present in person or by proxy representing at least 10% of the total voting rights of all shareholders having the right to vote at the meeting on a particular matter. When voting is conducted by show of hands, only the shareholders present in person at the meeting are entitled to vote and each of these shareholders may only cast one vote regardless of the total number of ordinary shares beneficially owned by him or her. When voting is conducted by poll, each shareholder present in person or by proxy is entitled to one vote for each ordinary share held by that shareholder. There is no mechanism in our agreement with the ADR depositary that would permit the ordinary shares represented by the ADRs to be voted in a show of hands vote. We have approved, and recommended to our shareholders for approval, an amendment to our Memorandum of Incorporation to eliminate voting by show of hands. If the amendment is not approved, and, until the amendment (if approved) is registered with the South Africa Companies and Intellectual Property Commission, the ordinary shares represented by the ADRs will not be voted in any shareholder vote for which a poll vote is not properly demanded.

Judgments of South African courts with respect to the ADSs will be payable only in South African rand, which could expose any prevailing party to exchange rate risk until the judgment is collected.

If proceedings are brought in a South African court seeking to enforce the rights of holders of the ADSs, any judgment made in favor of such holders, even if the judgment is on an obligation deemed to be denominated in U.S. dollars, could only be made or awarded in South African rand based on the exchange rate in effect at the time the judgment is entered. The prevailing party in such proceeding would therefore bear exchange rate risk until the judgment could be collected and converted into another currency.

By purchasing ADSs, holders will irrevocably submit to the jurisdiction of state or federal courts in New York, New York in connection with any legal suit, action or proceeding relating to the deposit agreement or the ADSs.

By purchasing ADSs or an interest therein, holders of ADSs irrevocably agree that any legal suit, action or proceeding against or involving us or the ADR depositary, arising out of or based upon the deposit agreement or the ADSs, may only be instituted in a state or federal court in New York, New York, and by purchasing ADSs or an interest therein holders irrevocably waive any objection to the laying of venue of any such proceeding. We have agreed to indemnify the ADR depositary and its agents under certain circumstances. Neither the ADR depositary nor any of its agents will be liable to holders or beneficial owners of ADSs or interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

There is a risk that we will be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. Holders of ordinary shares or the ADSs.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average, at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Based on the expected composition of our assets and income, including our subsidiaries, it is not anticipated that we will be treated as a PFIC for the taxable year that includes the offering. Our actual PFIC status for any taxable year, however, will not be determinable until the conclusion of our taxable year, and accordingly there can be no assurance as to our status as a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for the taxable year that includes the offering, or any subsequent year, and a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations”) does not make an election to treat us as a “qualified electing fund,” or “QEF,” or make a “mark-to-market” election, then “excess distributions” to a U.S. Holder and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules resulting in increased U.S. federal income tax liability and additional reporting requirements. In addition, if the U.S. Internal Revenue Service determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. Holder to make a timely QEF or mark-to-market election. U.S. Holders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election. Currently, we do not intend to furnish U.S. Holders with information needed in order to make and maintain a valid QEF election for any year in which we are a PFIC. Prospective investors are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements.” Forward-looking statements are not based on historical information and include, without limitation, statements regarding our future financial condition and results of operations, business strategy and plans and objectives of management for future operations. Forward-looking statements reflect our current views with respect to future events. The words “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “project,” “estimate” and similar expressions identify forward-looking statements. These forward-looking statements are based upon estimates and assumptions made by us or our officials that, although believed to be reasonable, are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially and adversely as compared to those contemplated or implied by such forward-looking statements. These risks and uncertainties include, without limitation, the following:

•	our ability to attract, sell to and retain customers;

•	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

•	our ability to adapt to rapid technological change in our industry;

•	competition from industry consolidation;

•	loss of key personnel or our failure to attract, train and retain other highly qualified personnel;

•	our ability to integrate any businesses we acquire;

•	our dependence on our network of dealers and distributors to sell our solutions;

•	our dependence on key suppliers and vendors to manufacture our hardware;

•	businesses may not continue to adopt fleet management solutions;

•	our future business development, results of operations and financial condition;

•	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

•	changes in the practices of insurance companies;

•	the impact of laws and regulations relating to the Internet and data privacy;

•	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

•	significant disruption in service on, or security breaches of, our websites or computer systems;

•	our dependence on third-party technology;

•	fluctuations in the value of the South African rand;

•	economic, social, political and other conditions and developments in South Africa and globally;

•	our ability to issue securities and access the capital markets in the future; and

•	the use of proceeds from this offering.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the sections “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. All of the forward-looking statements we have included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

We expect to receive total estimated net proceeds from this offering of approximately $58.9 million, based on the midpoint of the price range set forth on the cover page of this prospectus after deducting estimated underwriting discounts and commissions and expenses of this offering that are payable by us. Each $1.00 increase (decrease) in the public offering price per ADS would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $4.1 million.

The principal reasons for this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our ADSs. We intend to use the net proceeds from this offering to pursue future acquisitions and other strategic investments and for general corporate purposes. We have not yet identified any specific acquisitions or investments, and our management will have broad discretion over how to use the proceeds from this offering. Pending application of the net proceeds from this offering, we intend to invest the net proceeds of the offering in deposit accounts, money market funds, government-sponsored enterprise obligations and corporate obligations.

We will not receive any of the net proceeds from the sale of ordinary shares in the form of ADSs being offered by the selling shareholders.

DIVIDEND POLICY

We do not intend to pay regular dividends following the completion of this offering. We intend to discontinue our policy of declaring regular dividends in order to increase the funds available to pursue opportunities for more rapid growth.

Our Board of Directors has historically declared, at its discretion, dividends to holders of our ordinary shares from time to time. Our current dividend policy guidelines limit annual dividends to no more than 50% of headline earnings and no more than 33.33% of cash generated from operating activities. Headline earnings is a profit measure required for JSE-listed companies as defined by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the year prior to separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

In addition, under South African law, in order for our Board of Directors to declare a dividend, it must apply solvency and liquidity tests and our Board of Directors must conclude, and it must reasonably appear, that such tests will be satisfied immediately following the distribution.

Dividends are subject to a dividend withholding tax at a rate of 15% to those shareholders who are not exempt under Section 64F of the South African Income Tax Act or any applicable double taxation agreement.

Prior to fiscal year 2013, our dividend policy was to make one annual dividend payment. The following table summarizes dividends that we have paid or declared since 2008:

Month paid	Amount per ordinary share	Total dividend
	(In thousands, except per share data)
July 2013	R 0.06	R 39,613
December 2012	0.04	26,378
July 2012	0.08	52,576
August 2011	0.06	39,420
August 2010	0.05	32,850
August 2009	0.04	26,280
August 2008	0.02	9,600

PRICE RANGE OF OUR ORDINARY SHARES

Prior to this offering, there has been no public market for the ADSs. We cannot assure you that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market subsequent to this offering at or above the initial public offering price. Each ADS will represent 25 ordinary shares. We have applied to list the ADSs for trading on the NYSE under the symbol “MIXT.”

Trading History of our Ordinary Shares

Our ordinary shares are traded on the JSE under the symbol “MIX.” The table below shows the high and low closing prices in South African rand and the U.S. dollar equivalent per ADS for our ordinary shares on the JSE for the periods indicated:

	JSE		$ equivalent per ADS (1)		Average daily trading volume (2)
	High	Low	High	Low
	(in South African rand)		(in U.S. dollars)		(in shares)
Fiscal year ended March 31,
2013	4.00	1.65	10.81	4.46	135,384
2012	1.75	1.20	4.72	3.24	171,993
2011	1.53	1.03	4.13	2.78	133,691
2010	1.25	0.42	3.38	1.13	1,028,215
2009	1.45	0.33	3.92	0.89	642,074
Fiscal quarter ended
September 30, 2013 (through July 19)	3.50	3.20	9.46	8.65	133,080
June 30, 2013	3.80	3.10	10.27	8.38	66,710
March 31, 2013	4.00	2.90	10.81	7.84	119,127
December 31, 2012	3.10	2.20	8.38	5.94	136,940
September 30, 2012	2.70	2.20	7.30	5.94	212,119
June 30, 2012	2.83	1.65	7.65	4.46	70,783
March 31, 2012	1.75	1.25	4.73	3.38	215,046
December 31, 2011	1.63	1.41	4.40	3.81	62,090
September 30, 2011	1.55	1.25	4.19	3.38	220,617
Month
July 2013 (through July 19)	3.50	3.20	9.46	8.65	133,080
June 2013	3.80	3.10	10.27	8.38	78,786
May 2013	3.80	3.20	10.27	8.65	56,295
April 2013	3.70	3.40	10.00	9.19	66,694
March 2013	4.00	3.40	10.81	9.19	121,080
February 2013	3.50	3.16	9.46	8.54	44,081
January 2013	4.00	2.90	10.81	7.84	185,665

Source:	Johannesburg Stock Exchange
(1)	We have translated U.S. dollar amounts from South African rand at the exchange rate of R9.2521 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank for March 31, 2013.
(2)	Calculated based on the total volume traded over the number of trading days during the respective period.

On July 19, 2013, the closing price of our ordinary shares on the JSE was R3.40 per ordinary share.

EXCHANGE RATES

The following table shows the exchange rate (published by the South African Reserve Bank) of South African rand for U.S. dollars (per $1.00) for the periods and dates indicated. Since exchange rates are determined by the market, there can be no assurance that the exchange rate will be maintained at current levels. The average rate is calculated by using the average of the exchange rates on each day during a monthly period and on the last day of each month during an annual or six-month period.

	High	Low	Average	Period-end
	(in South African rand)
Year ended March 31,
2013	9.3247	7.6268	8.5319	9.2521
2012	8.5423	6.5962	7.4521	7.6820
2011	7.9704	6.6224	7.1938	6.7820
2010	9.5260	7.2439	7.8099	7.3273
2009	11.474	7.2210	8.8684	9.6266
Six months ended
September 30, 2012	8.5909	7.6268	8.2066	8.2222
September 30, 2011	8.2825	6.5962	6.9762	8.0268
Month
July 2013 (through July 19)	10.2698	9.7253	9.9559	9.9104
June 2013	10.2832	9.7660	10.0326	9.9655
May 2013	10.1985	8.9527	9.3675	10.1985
April 2013	9.3004	8.8762	9.1117	8.9686
March 2013	9.3247	9.0296	9.1745	9.2521
February 2013	8.9690	8.8109	8.8852	8.8410
January 2013	9.0908	8.4478	8.8227	9.0582

On July 19, 2013, the exchange rate of South African rand for U.S. dollars, as reported by the South African Reserve Bank, was R9.9104 per $1.00.

Exchange rate fluctuations will affect the market price of the ADSs and the U.S. dollar value of any dividends or distributions we make with respect to the ordinary shares underlying the ADSs. See “Risk Factors—Risks Relating to the Offering—Exchange rate volatility may adversely affect the market price of the ADSs and the dividends payable to ADS holders.”

CAPITALIZATION

The following table presents our consolidated capitalization at March 31, 2013:

•	on a historical basis; and

•

as adjusted to give effect to the sale of ADSs by us in this offering and the receipt of approximately $58.9 million in estimated net proceeds, assuming an offering price of $15.00 per ADS, the midpoint of the price range set forth on the cover page of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

You should read this table together with our audited consolidated financial statements, which we include elsewhere in this prospectus, and with the information under “Selected Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

There have been no significant adjustments to our capitalization since March 31, 2013.

	At March 31, 2013
	Actual (*)	Actual		As Adjusted (*)	As Adjusted
	(In thousands)
Cash and cash equivalents	$15,964	R	147,702	$74,817	R	692,213

Total indebtedness (1)	6,428		59,477	6,428		59,477
Stated capital	85,439		790,491	144,292		1,335,002
Other reserves	(12,036)		(111,362)	(12,036)		(111,362)
Retained earnings	20,401		188,750	20,401		188,750

Total shareholders’ equity (2)	93,803		867,879	152,657		1,412,390

Total capitalization	$100,232	R	927,356	$159,085	R	1,471,867

(*)	We have translated U.S. dollar amounts from South African rand at the exchange rate of R9.2521 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank for March 31, 2013.
(1)	Total indebtedness includes amounts outstanding at March 31, 2013 for bank overdraft and borrowings. All of our indebtedness is secured and none of our debt is guaranteed.
(2)	Excludes non-controlling interest.

DILUTION

At March 31, 2013, we had net tangible book value of R222.1 million, corresponding to a net tangible book value of R0.337 per ordinary share or $0.91 per ADS (using the rate as reported by the South African Reserve Bank at March 31, 2013 of South African rand for U.S. dollars of R9.2521 per $1.00 and the ratio of 25 ordinary shares to one ADS). Net tangible book value per share or per ADS represents the amount of our total tangible assets less our total liabilities, divided by 659,962,500, the total number of ordinary shares outstanding at March 31, 2013, or 26,398,500, the total number of ADSs that would represent such total number of shares based on a share-to-ADS ratio of 25-to-one.

After giving effect to the sale of the ADSs representing ordinary shares offered by us in this offering and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated at March 31, 2013 would have been approximately R766.6 million, representing R0.996 per ordinary share or $2.69 per ADS. At the assumed initial public offering price for this offering of $15.00 per ADS, the midpoint of the price range per ADS set forth on the cover page of this prospectus, this represents an immediate increase in net tangible book value of R0.659 per ordinary share or $1.78 per ADS to existing shareholders and an immediate dilution in net tangible book value of R4.556 per ordinary share or $12.31 per ADS to purchasers of ADSs in this offering. Dilution for this purpose represents the difference between the price per ADS paid by these purchasers and net tangible book value per ADS immediately after the completion of this offering.

The following table illustrates this dilution of $12.31 per ADS to purchasers of ADSs in this offering:

Assumed initial public offering price per ADS	$15.00
Net tangible book value per ADS at March 31, 2013	0.91
Increase in net tangible book value per ADS attributable to new investors	1.78
Pro forma net tangible book value per ADS after this offering	2.69
Dilution per ADS to new investors (1)	12.31
Percentage of dilution in net tangible book value per ADS for new investors (2)	82.1%

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per ADS would increase (decrease) our pro forma net tangible book value per ADS after this offering by $0.13 and the dilution per ADS to new investors by $0.87, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Percentage of dilution for new investors is calculated by dividing the dilution in net tangible book value for new investors by the price of the offering.

SELECTED FINANCIAL AND OPERATING DATA

The following tables set forth selected financial and operating data at and for the fiscal years ended March 31, 2013, 2012 and 2011. The selected financial data set forth below at and for the fiscal years ended March 31, 2013 and 2012 have been derived from our audited consolidated financial statements for fiscal years 2013 and 2012 and the accompanying notes included in this prospectus and should be read together with such financial statements. The selected financial data at and for the fiscal year ended March 31, 2011 has been derived from consolidated financial statements which are not included in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period.

Our fiscal 2012 audited consolidated statements of financial position and statement of cash flows have been restated to correct the classification of in-vehicle devices (installed and uninstalled) and record such devices as property, plant, and equipment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Restatement of 2012 Financial Statements” and Note 42 to our audited consolidated financial statements for the years ended March 31, 2013 and March 31, 2012.

Our consolidated financial statements included in this prospectus and certain data derived therefrom are presented in South African rand.

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which differ in certain significant respects from GAAP.

Consolidated Income Statement Data

	For the Year Ended March 31,
	2013 (*)	2013		2012		2011 (Unaudited)
	(In thousands)
Revenue	$126,618	R	1,171,480	R	1,018,482	R	886,604
Cost of sales	(45,886)		(424,545)		(390,926)		(340,168)

Gross profit	80,731		746,935		627,556		546,436
Sales and marketing	(14,359)		(132,849)		(97,312)		(82,805)
Administration and other charges (1)	(46,788)		(432,890)		(383,856)		(346,451)

Operating profit	19,584		181,196		146,388		117,180
Finance income/(costs)—net	(144)		(1,330)		(2,873)		(11,432)

Profit before taxation	19,441		179,866		143,515		105,748
Taxation	(5,555)		(51,400)		(40,275)		(34,247)

Profit for the year	$13,885	R	128,466	R	103,240	R	71,501

(*)	We have translated U.S. dollar amounts from South African rand at the exchange rate of R9.2521 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank for March 31, 2013.
(1)	Includes other income/(expenses)—net.

Other Financial and Operating Data

	For the Year Ended March 31,
	2013 (*)	2013	2012	2011 (Unaudited)
	(In thousands, except vehicle data)
Subscription revenue	$74,223	R 686,720	R 577,330	R 503,429
Adjusted EBITDA (1)	$31,433	R 290,821	R 240,622	R 201,833
Vehicles under subscription	359,643	359,643	272,935	240,279

(*)	We have translated U.S. dollar amounts from South African rand at the exchange rate of R9.2521 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank for March 31, 2013.
(1)	See “—Adjusted EBITDA” below for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable financial measure presented in accordance with IFRS.

Consolidated Statement of Financial Position Data

	At March 31,
	2013 (*)	2013		2012		2011 (Unaudited)
	(In thousands)
Cash and cash equivalents	$15,964	R	147,702	R	118,695	R	110,007
Total assets	124,597		1,152,788		1,068,416		994,208
Working capital	12,349		114,252		56,347		8,914
Total indebtedness (1)	6,428		59,477		73,106		103,546
Total shareholders’ equity (2)	93,803		867,879		772,090		682,935

(*)	We have translated U.S. dollar amounts from South African rand at the exchange rate of R9.2521 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank for March 31, 2013.
(1)	Total indebtedness includes amounts outstanding at March 31, 2013 for bank overdraft and borrowings. All of our indebtedness is secured and none of our debt is guaranteed.
(2)	Excludes non-controlling interest.

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed within this prospectus Adjusted EBITDA, which is a non-IFRS, non-GAAP, financial measure. We define Adjusted EBITDA as the profit for the year before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle-devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, profits/(losses) on the disposal or impairments of assets, and unrealized foreign exchange profits/(losses). We present below a reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable financial measure presented in accordance with IFRS.

We have included Adjusted EBITDA in this prospectus because it is a key measure that our management and Board of Directors intends to use instead of EBITDA to understand and evaluate our core operating performance and trends; to prepare and approve our annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on our debt or any losses on the extinguishment of our debt;

•	Adjusted EBITDA does not include unrealized foreign currency transaction gains and losses; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the year and our other results.

Reconciliation of Adjusted EBITDA to Profit for the Year

	For the Year Ended March 31,
	2013 (*)	2013		2012		2011 (Unaudited)
	($ and R in thousands)
Adjusted EBITDA	$31,433	R	290,821	R	240,622	R	201,833
Add:
Finance income	218		2,018		2,392		2,193
Less:
Depreciation and amortization (1)	10,612		98,186		89,832		79,831
Taxation	5,555		51,400		40,275		34,247
Impairment (2)	557		5,158		1,332		3,132
Finance costs	362		3,348		5,265		13,625
Share-based payment costs	341		3,151		2,001		1,048
Foreign exchange—unrealized	326		3,012		639		581
Non-recurring items (3)	13		118		430		61

Profit for the year	$13,885	R	128,466	R	103,240	R	71,501

(*)	We have translated U.S. dollar amounts from South African rand at the exchange rate of R9.2521 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank for March 31, 2013.
(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices) and amortization of intangible assets.
(2)	Includes impairment of intangibles and impairment of available-for-sale financial assets.
(3)	Includes loss on disposal of subsidiary, loss on sale of intangibles, transaction costs arising from acquisition of a business and (profit)/loss on sale of property, plant and equipment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at and for the fiscal years ended March 31, 2013 and 2012 and the accompanying notes included in this prospectus, and the financial information set forth under “Selected Financial and Operating Data” at and for the fiscal years ended March 31, 2013, 2012 and 2011 included in this prospectus.

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make certain assumptions and estimates that affect the amounts we record as assets, liabilities, revenues and expenses in the years and periods addressed and these are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of the risks that affect our business, including, among others, those identified in “Forward-Looking Statements” and “Risk Factors.”

Overview

We are a leading global provider of fleet and mobile asset management solutions delivered as software-as-a-service, or SaaS. Our solutions deliver a measurable return by enabling our customers to manage, optimize and protect their investments in commercial fleets or personal vehicles. We generate actionable intelligence that allows a wide range of customers, from large enterprise fleets to small fleet operators and consumers, to reduce fuel and other operating costs, improve efficiency, enhance regulatory compliance, promote driver safety, manage risk and mitigate theft. Our solutions rely on our proprietary, highly scalable technology platform, which allows us to collect, analyze and deliver data collected from our customers’ vehicles. Using an intuitive, web-based interface, our fleet customers can access large volumes of historical and real-time data, monitor the location and status of their drivers and vehicles and view a wide selection of reports and key performance indicator dashboards. We have a global presence, with customers located in 112 countries across six continents for whom we collectively tracked and managed over 359,000 vehicles under subscription at March 31, 2013.

We were founded in 1996 in Johannesburg, South Africa as Matrix Vehicle Tracking Proprietary Limited, and since that time, we have grown both organically and through acquisitions. In 2007, we acquired Control Instruments OmniBridge Proprietary Limited and certain affiliated entities (which we refer to collectively as “OmniBridge”), which provided fleet management services in both the South African and international markets. In November 2007, we listed our shares on the JSE in order to facilitate the OmniBridge stock acquisition. In 2008, we acquired Tripmaster Corporation, located in the United States and Safe Drive, which included both Safe Drive International Proprietary Limited, located in Australia, and Safe Drive FZE, located in the United Arab Emirates. These acquisitions extended our geographic reach, broadened our customer relationships and expanded our driver safety and training solution offerings. In May 2012, we acquired Intellichain (located in South Africa), as part of our strategy to broaden our transportation management software functionality.

We derive the majority of our revenues from subscriptions to our fleet and mobile asset management solutions. Our subscriptions generally include access to our SaaS solutions, connectivity, and in many cases, use of an in-vehicle device. We also generate revenues from the sale of in-vehicle devices, which enable customers to use our subscription-based solutions. We generate sales through the efforts of our direct sales teams, staffed in our regional sales offices, and through our global network of distributors and dealers. Our direct sales teams focus on marketing our fleet solutions to multinational enterprise accounts and to other large customer accounts located in regions of the world where we maintain a direct sales presence. Our direct sales teams have industry expertise across multiple industries, including oil and gas, transportation and logistics, government and municipal, bus and coach, and rental and leasing. In some markets, we rely on a network of distributors and dealers to sell our solutions on our behalf. Our distributors and dealers also install our in-vehicle devices and provide training, technical support and ongoing maintenance for the customers they support.

We have achieved significant revenue growth historically. For fiscal year 2013, we generated subscription revenue, total revenue, Adjusted EBITDA and profit for the year of R686.7 million, R1,171.5 million, R290.8 million, and R128.5 million, respectively, representing year-over-year growth of 18.9%, 15.0%, 20.9%, and 24.4% respectively. For fiscal year 2012, we generated subscription revenue, total revenue, Adjusted EBITDA, and profit for the year of R577.3 million, R1,018.5 million, R240.6 million and R103.2 million, respectively, representing year-over-year growth of 14.7%, 14.9%, 19.2% and 44.4%, respectively. For fiscal year 2011, we generated subscription revenue, total revenue, Adjusted EBITDA, and profit for the year of R503.4 million, R886.6 million, R201.8 million, and R71.5 million, respectively. Our growth is attributable to a combination of sales to new customers and additional sales to existing customers due to increased penetration of their fleets. In fiscal years 2013, 2012 and 2011, our top 10 customers represented 24.5%, 23.6% and 22.6%, respectively, of our subscription revenue.

We believe the large and growing market for fleet and mobile asset management solutions will provide us with significant growth opportunities going forward. We seek to capitalize on these growth opportunities and manage the factors affecting our performance, including subscription revenue accounting for a greater component of revenue, a gradual decline of in-vehicle hardware prices, an evolving mix of subscribers with different revenue and cost economics, varying conditions in our markets and long sales cycles for our enterprise fleet management solutions. See “—Factors Affecting Our Performance,” for more information on these factors.

We intend to grow our revenue by adding new customers, selling more subscriptions to existing customers, and expanding our customer base to include industry sectors, customer segments and geographic regions beyond those that we currently serve. As part of our growth strategy, we intend to pursue strategic acquisitions to enhance our fleet management leadership in certain geographic regions or industry segments.

Restatement of 2012 Financial Statements

Following a May 2013 review of our financial accounting policies and the financial accounting policies of comparable U.S. public companies, we made the determination to correct certain aspects of our accounting relating to in-vehicle devices. As a result, we have restated our consolidated statements of financial position and statement of cash flows at and for the fiscal year ended March 31, 2012 to change the classification of in-vehicle devices (installed and uninstalled) to property, plant and equipment. We previously accounted for these assets as current assets in our consolidated statements of financial position. The restatement has had no impact on our net cash flow or income statement for any period. See Note 42 to our audited consolidated financial statements for the fiscal years ended March 31, 2013 and 2012.

Key Financial and Operating Metrics

In addition to financial metrics based on our consolidated financial statements, we monitor our business operations using various financially and non-financially derived metrics. The following table presents these metrics.

	Fiscal Year Ended March 31,
	2013	2013		2012		2011 (Unaudited)
	(In thousands)
Subscription revenue	$74,223	R	686,720	R	577,330	R	503,429
Adjusted EBITDA	$31,433	R	290,821	R	240,622	R	201,833
Vehicles under subscription	359,643		359,643		272,935		240,279

Subscription Revenue

Subscription revenue represents subscription fees for our solutions, which include the use of our SaaS fleet management solutions, connectivity, and in many cases our in-vehicle devices. Our subscription revenue is driven primarily by the number of vehicles under subscription and the monthly price charged per vehicle, which varies depending on the services and features customers require, hardware options, customer size and geographic location.

Adjusted EBITDA

We define Adjusted EBITDA as the profit for the year before income taxes, net interest income/(expense), depreciation of property, plant and equipment including depreciation of in-vehicle-devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, profits/(losses) on the disposal or impairments of assets and unrealized foreign exchange profits/(losses). See “—Selected Financial and Operating Data—Adjusted EBITDA” for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit for the year.

Vehicles under Subscription

Vehicles under subscription represent the total number of vehicles using our solutions at the end of the period.

Factors Affecting Our Performance

Subscription Revenue Accounting for a Greater Component of Revenue

We are focused on growing our recurring subscription revenue base, and subscription revenue is increasing as a percentage of revenue. In fiscal 2013, subscription-based revenues accounted for 58.6% of our total revenues, up from 56.7% in 2012. We expect to see this trend continue as we grow our base of vehicles under subscription. In addition to relying on our general sales and marketing efforts, we seek to attract new subscribers by reducing the upfront investment required by our customers and by introducing attractive new features and services.

Gradual Decline of In-Vehicle Hardware Prices

Our in-vehicle hardware enables us to capture and report on key attributes related to our vehicles under subscription. Hardware components are becoming more commoditized. Lower hardware costs and prices allow us to reduce the upfront investment required by us and by our customers, helping to drive increases in our subscriber base. We are continually investing in research and development to reduce the cost of our hardware, negotiating competitive prices with suppliers of our hardware components and working toward standardizing the components used in our hardware in order to increase volume and realize economies of scale.

Mix of Subscribers with Different Revenue and Cost Economics

We offer services to a wide range of customers, from large enterprise vehicle fleets to small fleet operators and consumers. The subscription revenue and cost per subscriber and the subscriber retention pattern differ by type of subscriber. For example, we recently launched our entry-level solution, Beam-e, in South Africa and this has driven accelerated subscriber growth. Beam-e is characterized by lower revenue and lower cost per subscriber compared to our large enterprise solutions. Furthermore, small fleet and consumer customers enter into and terminate contracts much more frequently than our enterprise customers, thereby affecting subscriber retention. As the mix of our subscribers evolves, average revenue per subscriber and average cost per subscriber is likely to change. We continue to manage our subscriber mix and cost structures.

Varying Conditions in Our Markets

We seek to capitalize on opportunities and manage risks in our key markets, which are geographically dispersed with customers located in 112 countries worldwide. Overall, we believe that our presence across multiple geographic markets and our exposure to multiple economies provides us with diversification from the risk of changing economic conditions in any one country or region. In addition to macroeconomic changes, performance in any given region may vary due to multiple factors, including growth in vehicles under subscription, the overall profile of the customer base (for example, in Africa, we have a significant consumer subscriber base and in North America, we have historically focused primarily on large fleets), the services and hardware options selected by particular subscribers and our distribution strategy in the region.

The following table presents our subscription revenue by geographic region.

	For the Year Ended March 31,
	2013*	2013		2012		2011 (Unaudited)
	(In thousands)
Africa	$53,079	R	491,092		R 440,608	R	398,824
Europe	5,902		54,607		56,678		59,268
North America	6,247		57,801		30,148		14,618
Middle East and Australasia	8,288		76,682		40,233		25,796
Rest of World	707		6,538		9,663		4,923

Total	$74,223	R	686,720	R	577,330	R	503,429

*	We have translated U.S. dollar amounts from South African rand at the exchange rate of R9.2521 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank for March 31, 2013.

For a discussion of material changes in our segment revenue that have impacted our financial results for the periods presented, see “—Results of Operations.”

Changes in regional conditions require management to formulate strategic responses that safeguard our financial position and enhance opportunities for growth. For example, in recent periods, performance in Europe has been adversely impacted by economic uncertainty in the region. In response, we have managed costs by reducing headcount, consolidating our office space and refining our distribution strategy.

Long Sales Cycle for Our Enterprise Fleet Management Solutions

From period to period, our revenues may fluctuate depending upon the customer contracts we have secured. The typical sales cycle for large enterprise fleet management solutions contracts may be long, especially by comparison to the sales cycle for our consumer solutions. It may also be difficult for us to predict the timing of when we will enter into enterprise fleet management contracts. Our revenue has been impacted in specific geographic regions and in certain periods by a small number of customer contracts of significant magnitude. For example, our 2013 and 2012 fiscal year revenue in our North America segment was impacted positively by revenue from two large oil and gas sector contracts, which were contracted in prior periods. These contracts included the upfront purchase of in-vehicle devices by the customer.

Longer sales cycles for large contracts, and in particular those under which our customers purchase in-vehicle devices, may affect the comparability of financial results in certain segments, or cause our revenue to fluctuate from period to period. We are seeking to mitigate these long sales cycles and the associated volatility by enhancing our sales pipeline management process, by increasing our sales and marketing investment and by diversifying our customer segment focus.

Basis of Presentation and Key Components of Our Results of Operations

We manage our business in seven segments: Africa consumer solutions, Africa fleet solutions, Europe fleet solutions, North America fleet solutions, Middle East and Australasia fleet solutions, Brazil fleet solutions and International fleet solutions and development. We evaluate segment performance based on revenue, EBITDA (defined as earnings before interest, tax, depreciation, amortization, impairment of assets and negative goodwill), vehicles under subscription and subscriber growth. Costs associated with our holding company and consolidation accounting entries are not allocated to our segments.

Revenue

The majority of our revenue is subscription-based. Consequently, growth in vehicles under subscription influences our subscription revenue growth. However, other factors, including, but not limited to, the types of new subscribers we add and the timing of entry into subscription contracts also play a significant role. In addition, we derive revenue from the sale of in-vehicle devices, which are used to collect, generate and transmit the data used to enable our SaaS solutions. The price and terms of our customer subscription contracts vary based on a number of factors, including customer type, hardware options, geographic region, and distribution channel.

Our customer contracts typically have a three-year initial term. Following the initial term, most fleet customers elect to renew for fixed terms ranging from one to three years. Some of our customer agreements, including our consumer subscriptions, provide for automatic monthly or yearly renewals unless the customer elects not to renew its subscription. Our consumer contracts in South Africa are governed by the Consumer Protection Act, which allows customers to cancel without paying the full balance of the contract amount. Our fleet contracts and our customer contracts outside of South Africa are non-cancelable.

Cost of Sales

Cost of sales associated with our subscription revenue consists primarily of costs related to cellular communications, infrastructure hosting, third-party data providers, amortization of capitalized software development costs and depreciation of our capitalized installed in-vehicle devices. Cost of sales associated with our hardware revenue includes the cost of the in-vehicle device, cost of hardware warranty, shipping costs and amortization of capitalized hardware development costs. We capitalize the cost of in-vehicle devices utilized to service customers who do not purchase the unit initially, and we depreciate these costs from the date of installation over their expected useful lives.

We expect that cost of sales as a percentage of revenue will vary from period to period depending on our revenue mix, including the proportion of our revenue attributable to our subscription-based services. The cost of sales related to hosting our infrastructure and the amortization of capitalized development costs are relatively fixed in nature and not directly related to the number of vehicles under subscription. However, most of the other components of our cost of sales are variable and are affected by the number of vehicles under subscription, the composition of our subscriber base, and the number of new subscriptions sold in the period.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of salaries and wages, commissions, travel-related expenses, and advertising and promotional costs. We pay our sales employees commissions based on achieving subscription targets and we expense commission costs as incurred. Advertising costs consist primarily of costs for print, radio and television advertising, promotions, public relations, customer events, tradeshows and sponsorships. We expense advertising costs as incurred. We plan to continue to invest in sales and marketing in order to grow our sales and build brand and category awareness. We expect sales and marketing expenses to increase in absolute terms, although they may vary as a percentage of revenue.

Administration and Other Charges

Administration and other charges consist primarily of salaries and wages for administrative staff, travel costs, professional fees (including audit and legal fees), real estate leasing costs, and depreciation of fixed assets including vehicles and office equipment. We expect that administration and other charges will increase in absolute terms as we continue to add personnel as we grow our business. In addition, we anticipate that we will incur additional personnel expenses, professional fees and insurance costs related to operating as a public company in the United States.

Taxes

Taxation mainly consists of normal statutory income tax paid or payable and deferred tax on any timing differences. Our effective tax rate varies according to the mix of profits made in various jurisdictions and will continue to vary. For fiscal years 2013, 2012 and 2011 our effective tax rates were 28.6%, 28.1% and 32.4%, respectively.

Our European operations have generated losses historically for which we have not recognized a deferred tax asset. These losses will be utilized going forward against any taxable profits generated in our European business. The losses available to be utilized at March 31, 2013 are R91.7 million, of which R74.4 million relate to our European operations.

Results of Operations

The following table sets forth certain consolidated income statement data:

	For the Year Ended March 31,
	2013 *	2013		2012		2011 (Unaudited)
	(In thousands)
Revenue	$126,618	R	1,171,480	R	1,018,482	R	886,604
Cost of sales	(45,886)		(424,545)		(390,926)		(340,168)

Gross profit	80,731		746,935		627,556		546,436
Sales and marketing	(14,359)		(132,849)		(97,312)		(82,805)
Administration and other charges (1)	(46,788)		(432,890)		(383,856)		(346,451)

Operating profit	19,584		181,196		146,388		117,180
Finance income/(costs)–net	(144)		(1,330)		(2,873)		(11,432)

Profit before taxation	19,441		179,866		143,515		105,748
Taxation	(5,555)		(51,400)		(40,275)		(34,247)

Profit for the year	$13,885	R	128,466	R	103,240	R	71,501

*	We have translated U.S. dollar amounts from South African rand at the exchange rate of R9.2521 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank for March 31, 2013.
(1)	Includes other income/(expenses)—net.

Results of Operations for Fiscal Year 2013 Compared to Fiscal Year 2012

Revenue

	For the Year Ended March 31,
	2013	2013		2012		% Change
	(In thousands, except percentages)
Subscription revenue	$74,223	R	686,720	R	577,330	18.9%
Hardware revenue	40,863		378,070		328,386	15.1%
Other revenue	11,531		106,690		112,766	(5.4%)

Total revenue	$126,618	R	1,171,480	R	1,018,482	15.0%

Our total revenue increased by R153.0 million, or 15.0%, from fiscal year 2012 to fiscal year 2013. The principal factors affecting our revenue growth included:

•

Subscription revenue, which grew by R109.4 million, or 18.9%. This was the primary factor driving our total revenue growth. Subscription revenue represented 58.6% of our total revenue for fiscal year 2013 compared to 56.7% for the prior year. Our growth in vehicles under subscription, which increased from 272,935 at March 31, 2012 to 359,643 at March 31, 2013, contributed to the increase in subscription revenue. The 31.8% rate of growth in vehicles under subscription exceeded the rate of subscription revenue growth due principally to an increase in sales of our recently introduced Beam-e solution, which carries a lower subscription price per vehicle.

•

Hardware revenue increased by R49.7 million, or 15.1%, from fiscal year 2012 to fiscal year 2013. During fiscal 2013, we successfully entered into two substantial fleet customer subscription agreements that included the up-front purchase by the customer of in-vehicle devices, and we also had increased hardware sales to our dealer network in the Middle East and Australasia.

•

Connection incentive revenue, a component of other revenue, declined by R25.2 million to R10.7 million for fiscal year 2013 as a result of the modification of MiX Africa’s carrier arrangements. As a result of our renegotiation of contracts with certain cellular providers to provide us with reduced cost of sales, we do not expect to receive connection incentive revenue in the future.

The performance of our Africa fleet and Middle East and Australasia business segments were important contributors to our revenue growth in fiscal year 2013. Africa fleet revenue increased by R49.4 million, or 21.2%, due to an increase in the number of subscribers of over 50% from fiscal year 2012 to fiscal year 2013 with a significant portion of such additions attributable to entry-level fleet solutions. Middle East and Australasia revenue increased by R134.2 million, or 102.1%, of which R40.3 million was due to the transfer of 16 dealers from our International segment to the Middle East and Australasia segment during fiscal year 2013, R28.1 million was due to an increase in subscription revenue primarily as a result of certain large contracts awarded in the region, and the balance was due to increased hardware sales, primarily to a large oil and gas customer.

Cost of Sales

	For the Year Ended March 31,
	2013	2013	2012	% Change
	(In thousands, except percentages)
Cost of sales	$45,886	R 424,545	R 390,926	8.6%
Gross profit margin	63.8%	63.8%	61.6%
Gross profit margin – subscription	74.3%	74.3%	68.8%
Gross profit margin – hardware	54.7%	54.7%	53.2%

Cost of sales increased by R33.6 million, or 8.6%, from fiscal year 2012 to fiscal year 2013, which was less than the rate of revenue growth, and resulted in an increased gross profit margin of 63.8%. The margin increase resulted primarily from a decrease in data costs related to the Africa consumer business during the period as a result of the renegotiation of MiX Africa’s arrangements with its carrier.

Gross profit margin – subscription increased from fiscal year 2012 to fiscal year 2013, primarily as a result of a decrease in data costs related to the Africa consumer business as described above. Incentive bonuses from our carrier previously included in other income were discontinued in return for a lower monthly data charge as discussed above, which resulted in a R33.6 million reduction in data costs. Gross profit margin – hardware increased from fiscal year 2012 to fiscal year 2013. During fiscal year 2013, we realized approximately R9.4 million in cost savings from a change in manufacturers.

Sales and Marketing

Sales and marketing costs increased by R35.5 million, or 36.5%, from fiscal year 2012 to fiscal year 2013. The increase resulted principally from increases in employee costs, and increases in advertising and travel costs. Employee costs increased by R18.6 million, or 31.6%, from fiscal year 2012 to fiscal year 2013, as a result of a R15.2 million increase in expenses primarily from the addition of 26 sales and marketing personnel and internal staff promotions and a R3.4 million increase from cost of living adjustments. Advertising costs increased by R11.8 million, or 55.4%, from fiscal year 2012 to fiscal year 2013 as a result of increases in advertising expenditures related to the launch of Beam-e and expenditures for dealer events. Travel costs increased by R4.1 million, or 61.9%, from fiscal year 2012 to fiscal year 2013 as a result of increased staff travel related to sales.

Administration and Other Charges (Including Other (Expenses)/Income—Net)

Administration and other charges (including other (expenses)/income—net) increased by R49.0 million, or 12.8%, from fiscal year 2012 to fiscal year 2013. The increase in costs was primarily a result of employee costs increasing by R32.0 million, or 13.9%, due to a R18.1 million increase in expenses primarily from an increase of 65 employees and internal staff promotions and a R13.9 million increase from cost of living adjustments. Information and technology costs increased by R5.9 million or 38.6% from fiscal year 2012 to fiscal year 2013. Additionally, other (expenses)/income—net declined due to a decrease in Motor Industry Development Program incentive income of R5.4 million, or 67.6%.

Finance Income/(Costs)—Net

Finance costs decreased by R1.9 million, or 36.4%, from fiscal year 2012 to fiscal year 2013. Interest on other long-term loans decreased by R2.8 million, or 81.1%, from fiscal year 2012 to fiscal year 2013 because we paid off term loans in November 2012. Finance income decreased by R0.4 million, or 15.6%, from fiscal year 2012 to fiscal year 2013. We manage interest as a net cost and when we have surplus cash available we prepay our debt facilities, when permissible, or deposit the cash in interest-bearing accounts. We generally do not repatriate cash earned outside of South Africa.

Taxation

	For the Year Ended March 31,
	2013	2013		2012		% Change
	(In thousands, except percentages)
Taxation	$5,555	R	51,400	R	40,275	27.6%
Effective tax rate	28.6%		28.6%		28.1%

Our effective tax rate varies according to the mix of profits made in various jurisdictions and will continue to vary. Taxation cost increased by R11.1 million or 27.6% from fiscal year 2012 to fiscal year 2013. Our effective tax rate increased from 28.1% to 28.6% for fiscal year 2013.

Results of Operations for Fiscal Year 2012 Compared to Fiscal Year 2011

Revenue

	For the Year Ended March 31,
	2012		2011 (Unaudited)		% Change
	(In thousands, except percentages)
Subscription revenue	R	577,330	R	503,429	14.7%
Hardware revenue		328,386		262,781	25.0%
Other revenue		112,766		120,395	(6.3%)

Total revenue	R	1,018,482	R	886,604	14.9%

Our total revenue increased by R131.9 million, or 14.9%, from fiscal year 2011 to fiscal year 2012. Principal factors affecting our revenue growth included:

•

Subscription revenue, which grew by R73.9 million, or 14.7% from fiscal year 2011 to fiscal year 2012. This represented the largest source of growth (in terms of South African rand) during the year. The subscription revenue increase was primarily due to an increase in vehicles under subscription from 240,279 at March 31, 2011 to 272,935 at March 31, 2012. This increase in vehicles under subscription was driven principally by an increase of over 90% in our North America segment as a result of the rollout of two large contracts and by an increase of over 20% in our Africa fleet segment primarily as a result of the rollout of a large contract.

•

Hardware revenue increased by R65.6 million, or 25.0%, from fiscal year 2011 to fiscal year 2012. During fiscal 2012, we successfully entered into two substantial fleet customer subscription agreements that included the up-front purchase by the customer of in-vehicle devices.

We experienced strong performance in our North America, Middle East and Australasia and Africa fleet business segments during fiscal year 2012. North America fleet revenue increased by R104.3 million, or 201.8%, from fiscal year 2011 to fiscal year 2012 due to the recognition of revenue during fiscal year 2012 from two recently won multinational fleet customer contracts in the oil and gas industry. Middle East and Australasia fleet revenue increased by R21.4 million, or 19.5%, from fiscal year 2011 to fiscal year 2012 primarily as a result of increased unit sales resulting in subscriber growth. Africa fleet revenue increased by R32.6 million, or 16.3%, from fiscal year 2011 to fiscal year 2012 comprised of a R37.0 million increase in subscription revenue (primarily attributable to the rollout of a large contract) offset by a R4.4 million decrease in Africa fleet hardware and other revenue.

Our results during fiscal year 2012 were adversely impacted by a R27.6 million decrease in revenue from our Europe fleet business. This decrease was primarily the result of our sale of a non-core division in Europe during fiscal year 2012, which resulted in a R19.9 million decrease in revenues. A R2.6 million decrease in subscription revenue from our planned migration of certain legacy fleet customers in Europe, a R6.1 million decrease in hardware sales and adverse market conditions in the region adversely impacted results in the region.

Cost of Sales

	For the Year Ended March 31,
	2012		2011 (Unaudited)		% Change
	(In thousands, except percentages)
Cost of sales	R	390,926	R	340,168	14.9%
Gross profit margin		61.6%		61.6%
Gross profit margin – subscription		68.8%		65.3%
Gross profit margin – hardware		53.2%		56.7%

Cost of sales increased by R50.8 million, or 14.9%, from fiscal year 2011 to fiscal year 2012, consistent with revenue growth. As a result, the gross profit margin remained unchanged from fiscal year 2011 to fiscal year 2012. The increase in cost of sales was primarily the result of an increase in hardware cost of sales due to an increase in the volume of in-vehicle devices supplied in connection with the entry into two substantial customer subscription agreements in North America.

Gross profit margin—subscription increased from fiscal year 2011 to fiscal year 2012, primarily as a result of decreased maintenance charges of R4.9 million during fiscal year 2012 and significant growth in our subscriber base, resulting in fixed costs supporting an increased number of subscribers. Gross profit margin—hardware decreased from fiscal year 2011 to fiscal year 2012. During fiscal year 2012, lower hardware selling prices were associated with two significant contracts within our North America division based on the significant volume of units supplied.

Sales and Marketing

Sales and marketing costs increased by R14.5 million, or 17.5%, from fiscal year 2011 to fiscal year 2012 as a result of increased employee costs, and increased advertising and travel costs. Employee costs increased by R12.5 million, or 26.9%, from fiscal year 2011 to fiscal year 2012 due to a R3.5 million increase in expenses primarily from three additional senior sales and marketing personnel hired during the year, two of which were personnel hired in connection with the launch of our Beam-e product, R2.5 million in cost of living adjustments and a R6.5 million increase in bonus and commission expenses. Advertising costs and travel costs also increased as a result of increased sales activity.

Administration and Other Charges (Including Other (Expenses)/Income—Net)

Administration and other charges (including other (expenses)/income—net) increased by R37.4 million, or 10.8%, from fiscal year 2011 to fiscal year 2012. This increase was primarily the result of a R51.1 million increase in employee costs consisting of R26.2 million primarily due to the addition of 42 employees and internal staff promotions, a R15.6 million increase in the bonus expense and R9.3 million due to cost of living adjustments. These employee costs were offset by decreases of R5.0 million in depreciation and amortization and R4.5 million in communication, administration and other costs.

Finance Income/(Costs)—Net

Finance costs decreased by R8.4 million, or 61.4%, from fiscal year 2011 to fiscal year 2012. Interest on other long-term loans decreased by R5.6 million, or 61.8%, from fiscal year 2011 to fiscal year 2012. Finance income increased by R0.2 million, or 9.1%, from fiscal year 2011 to fiscal year 2012.

Taxation

	For the Year Ended March 31,
	2012		2011 (Unaudited)		% Change
	(In thousands, except percentages)
Taxation	R	40,275	R	34,247	17.6%
Effective tax rate		28.1%		32.4%

Taxation expense increased by R6.0 million, or 17.6%, from fiscal year 2011 to fiscal year 2012. Our effective tax rate in fiscal year 2012 of 28.1% decreased by 4.3% compared to fiscal year 2011 due to our North America operation recognizing profit and utilizing previously unrecognized deferred tax assets.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statements of operations data and other financial data for each of the last eight quarters through the period ended March 31, 2013. We have prepared the consolidated statement of operations for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. In management’s opinion, each consolidated statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for a fair statement of this data for the periods presented. This information should be read in conjunction with our audited consolidated financial statements for the fiscal years ended March 31, 2013 and 2012 and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the results to be expected in future periods.

	For the Quarter Ended,
	Mar 31, 2013		Dec 31, 2012		Sep 30, 2012		Jun 30, 2012		Mar 31, 2012		Dec 31, 2011		Sep 30, 2011		Jun 30, 2011
	(In thousands)
Revenue	R	308,540	R	298,599	R	283,963	R	280,378	R	276,754	R	272,754	R	248,129	R	220,845
Cost of sales		(101,566)		(112,035)		(98,507)		(112,437)		(98,231)		(109,875)		(95,836)		(86,985)

Gross profit		206,974		186,564		185,456		167,941		178,523		162,879		152,293		133,860
Operating expenses (1)		(143,984)		(144,703)		(143,895)		(133,156)		(119,970)		(122,511)		(119,070)		(119,616)

Operating profit		62,990		41,861		41,561		34,785		58,553		40,368		33,223		14,244
Finance income/(costs)—net		125		(551)		(862)		(42)		(262)		(103)		(933)		(1,576)

Profit before taxation		63,115		41,310		40,699		34,743		58,291		40,265		32,290		12,668
Taxation		(17,532)		(11,896)		(11,853)		(10,119)		(15,109)		(10,415)		(10,723)		(4,028)

Profit	R	45,583	R	29,414	R	28,846	R	24,624	R	43,182	R	29,850	R	21,567	R	8,640

Subscription revenue		186,294		176,032		164,995		159,399		151,350		149,675		141,758		134,546
Adjusted EBITDA		91,735		69,205		69,311		60,570		84,581		61,804		58,923		35,314

(1)	Includes sales and marketing, administration and other charges and other income/(expenses)—net.

Revenue increased sequentially in each of the quarters presented primarily due to an increase in subscription revenue.

Liquidity and Capital Resources

The following table sets forth certain statement of cash flows data:

	For the Year Ended March 31,
	2013	2013		2012		2011 (Unaudited)
	(In thousands)
Cash generated from operating activities	$22,905	R	211,918	R	153,076	R	169,068
Cash used in investing activities	(10,382)		(96,054)		(82,085)		(81,117)
Cash used in finance activities	(10,342)		(95,686)		(80,686)		(136,300)
Effects of exchange rate changes on cash	323		2,989		8,186		(1,276)

Net increase (decrease) in cash	$2,504	R	23,167	R	(1,509)	R	(49,625)

Operating Activities

Net cash generated from operating activities in fiscal year 2013 increased to R211.9 million from R153.1 million in the prior year due to continued growth in profitability of the business. Net cash generated from operating activities during fiscal year 2013 consisted of our operating profit (after excluding non-cash charges) of R311.1 million, net investments in working capital of R23.1 million, net interest paid of R1.5 million and taxes paid of R74.4 million.

Net cash generated from operating activities in fiscal year 2012 decreased to R153.1 million from R169.1 million in the prior year primarily due to increased investments required in working capital. Net cash generated from operating activities during fiscal year 2012 consisted of our operating profit (after excluding non-cash charges) of R257.8 million, net investments in working capital of R65.3 million, net interest paid of R3.6 million and taxes paid of R35.8 million.

Net cash generated from operating activities was R169.1 million for fiscal year 2011. Net cash generated from operating activities during fiscal year 2011 consisted of our operating profit (after excluding non-cash charges) of R232.6 million, net investments in working capital of R18.0 million, net interest paid of R9.9 million and taxes paid of R35.6 million.

Investing Activities

Net cash used in investing activities in fiscal year 2013 increased to R96.1 million from R82.1 million in the prior year. Net cash used in investing activities during fiscal year 2013 primarily consisted of capital expenditures of R94.1 million. Capital expenditures during the year included capitalized development costs of R31.2 million and cash paid to purchase property, plant, and equipment of R51.5 million, which included in-vehicle devices of R33.9 million.

Net cash used in investing activities in fiscal year 2012 increased to R82.1 million as compared to R81.1 million in the prior year. Net cash used in investing activities during fiscal year 2012 primarily consisted of capital expenditures of R77.5 million. Capital expenditures during the year included capitalized development costs of R32.6 million and cash paid to purchase property, plant and equipment of R41.6 million, which included in-vehicle devices of R26.7 million. In fiscal year 2012, we also used R5.5 million to grant a loan to Intellichain, which we extinguished when we subsequently acquired the business of Intellichain during fiscal year 2013.

Net cash used in investing activities was R81.1 million for fiscal year 2011. During fiscal year 2011, net cash used in investing activities primarily consisted of capital expenditures of R81.7 million. Capital expenditures during the year included capitalized development costs of R37.8 million and cash paid to purchase property, plant, and equipment of R39.9 million, which included in-vehicle devices of R24.8 million.

Financing Activities

Net cash used in financing activities was R95.7 million, R80.7 million and R136.3 million for fiscal years 2013, 2012 and 2011, respectively. Net cash used in financing activities consisted primarily of dividend payments of R78.9 million, R39.4 million and R32.8 million for fiscal years 2013, 2012 and 2011, respectively, as well as net repayment of borrowings of R19.7 million, R41.5 million and R103.5 million over the same periods.

Credit Facilities

At March 31, 2013, our principal sources of liquidity were net cash balances (consisting of cash and cash equivalents less bank overdraft and borrowings) of R88.2 million ($9.5 million) and unutilized borrowing capacity of R79.2 million ($8.6 million) available through our credit facilities. Our principal sources of credit are our facilities with Investec Bank Limited and Standard Bank Limited. We believe that our cash and borrowings available under our credit facilities will be sufficient to meet our liquidity requirements for the foreseeable future.

We have a R70 million overdraft facility with Standard Bank Limited that bears interest at the South African prime rate less 1.2%. At March 31, 2013, R23.7 million was outstanding under this facility. We use this facility as part of our currency hedging strategy. We draw down on this facility in the applicable currency in order to fix the exchange rate, in anticipation of settling a future transaction in that currency. Our obligations under the overdraft facility with Standard Bank Limited are guaranteed by our wholly-owned subsidiaries, MiX Telematics Africa Proprietary Limited and MiX Telematics International Proprietary Limited, and secured by a pledge of accounts receivable by us and MiX Telematics International Proprietary Limited.

Our Investec credit facility includes an overdraft facility, and two term loan facilities. Our R50 million overdraft facility matures in February 2015 and bears interest at the South African prime rate less 0.5%. At March 31, 2013, we had borrowed R32.3 million under this facility, which we use to meet the working capital requirements of our Africa consumer operation. One of the term loan facilities matures in September 2013 and bears interest at the South African prime rate less 0.5%. At March 31, 2013, there were no amounts outstanding under this facility and R3.5 million was available for draw downs. The other term loan facility matures in September 2015 and bears interest at the South African prime rate less 0.5%. At March 31, 2013, R3.5 million was outstanding under this loan. There is currently R11 million of unutilized capacity under this loan, which we use for working capital purposes.

Our obligations under the overdraft facility with Investec Bank Limited are guaranteed by MiX Telematics Africa Proprietary Limited and are secured by a lien on all of rights, title and interest in and to the subscriber contracts of MiX Telematics Africa Proprietary Limited. Our obligations under the term loan and term loan facility with Investec Bank Limited are guaranteed by us and MiX Telematics Africa Proprietary Limited and are secured by a lien on all rights, title and interest in and to the customer contracts of MiX Telematics Africa Proprietary Limited, and a pledge of 100% of the shares of MiX Telematics Australasia Proprietary Limited, our wholly-owned subsidiary.

After the end of fiscal year 2013, we entered into a R10 million facility with Nedbank Limited that bears interest at South African prime less 2%. This facility has not been drawn down to date. We plan to use this facility for working capital purposes in our Africa consumer operation.

Our credit facilities with Standard Bank Limited, Investec Bank Limited and Nedbank Limited contain certain covenants, including without limitation, those limiting our and our guarantor subsidiaries’, as applicable, ability to, among other things, incur indebtedness, incur liens, or sell or acquire assets or businesses.

Leverage

Our Board of Directors regularly monitors our financial leverage, including, without limitation, the levels of our indebtedness. Our Board of Directors considers our level of net debt, which it calculates as total borrowings less net cash and cash equivalents, and a leverage ratio, which we refer to as a gearing ratio in our consolidated financial statements. This leverage ratio is calculated as net debt divided by total equity. Since fiscal year 2011, our Board of Directors has maintained a target leverage ratio of 60%. Our Board of Directors assesses our target leverage ratio based on cash flows required to service net debt under a variety of scenarios, combined with higher borrowing costs and additional restrictive covenants typically required by lenders as leverage levels are raised. Our Board of Directors believes that leveraging at this targeted level should enhance shareholder returns in the prevailing relatively low interest rate environment. A leverage ratio of 60% at March 31, 2013 would imply net debt of R 520,724 ($56,282). As of March 31, 2013, we held cash and cash equivalents in excess of our total borrowings and had a leverage ratio below our target. Immediately following the completion of this offering, we will continue to be below our target leverage ratio as we pursue future acquisitions and other strategic investments.

Contractual Obligations

Our contractual cash obligations at the end of fiscal year 2013 are summarized in the following table:

	Payments Due by Period
	Total		Less than 1 Year		1 – 3 Years		3 – 5 Years	More than 5 Years
	(in thousands)
Term loan	R	3,707	R	3,707		—	—	—
Operating lease obligations		41,013		15,337	R	25,676	—	—
Approved and committed capital commitments		11,705		11,705		—	—	—
Outstanding purchase obligations		29,143		29,143		—	—	—
Data center commitments		4,199		4,199		—	—	—

Total	R	89,767	R	64,091	R	25,676	—	—

Total contractual obligations as of March 31, 2013 were R89.8 million ($9.7 million).

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Repatriation of Proceeds

The South African Reserve Bank requires that the net proceeds from this offering be maintained in South Africa in rand pending registration with the South African Reserve Bank of a special subsidiary to hold the proceeds. We are in the process of forming and registering such a subsidiary, which, once registered, will not be subject to any exchange control restrictions. Once this subsidiary is registered, the funds will be transferred to and held by this subsidiary. The subsidiary will have discretion as to the denomination of the funds.

Qualitative and Quantitative Disclosures About Market Risk

We face exposure to the risk of adverse movements in foreign currency exchange rates and changes in interest rates. Portions of our revenues, expenses, assets and liabilities are denominated in currencies other than the rand, primarily the U.S. dollar, the euro, the British pound, and the Australian dollar with respect to revenues, expenses and intercompany payables and receivables. These exposures may change over time as business practices evolve.

Foreign Currency Exchange Risk

Foreign currency transaction exposure results primarily from intercompany transactions and customer and vendor transactions denominated in currencies other than the functional currency of the legal entity entering into the transaction. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or date of valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. We recorded net foreign currency transaction losses of R4.7 million in fiscal year 2013.

Foreign currency translation exposure also results from the translation of the financial statements of our subsidiaries whose functional currency is not the rand into rand for consolidated reporting purposes. Assets and liabilities of these subsidiaries are translated into rand using period-end exchange rates and their income statements are translated into rand using the weighted average exchange rate over the period. We record resulting currency translation adjustments in the consolidated statement of comprehensive income and as part of reserves on the consolidated statement of financial position. We recorded net foreign currency translation gains of R37.1 million in fiscal year 2013.

For fiscal year 2013, approximately 50.5% of our revenues were denominated in a currency other than the rand, and 37.1% of our operating expenses were generated by subsidiaries whose functional currency is not the rand and, therefore, are subject to foreign currency translation exposure.

Currently, our largest foreign currency exposures are those with respect to the U.S. dollar, Australian dollar, the euro and British pound. An unfavorable exchange rate movement with respect to any of these currencies against the rand would expose us to losses. For fiscal 2013, based on our financial position at March 31, 2013, we estimated that a 10% unfavorable movement in foreign currency exchange rates would have resulted in a decline of R1.7 million in pre-tax income. For purposes of this sensitivity analysis, we assume that all currencies move in the same direction at the same time.

We have experienced and expect to experience fluctuations in our net profit as a result of revaluing monetary assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability. We do not hedge our foreign currency translation risk. However, we have a policy in place to hedge transaction risks that takes into account all foreign currency debits, credits, purchase and sales orders and determines a net position. This net position is then drawn down in a foreign currency bank account in anticipation of the expenditure or receipt of cash. Our policy is in effect primarily in our South African and European operations and has not yet been implemented for our Middle East and Australasian operations. We do not plan to implement this policy in our U.S. operation as all trading income and expenses and resulting debits and credits are denominated in U.S. dollars.

Interest Rate Fluctuation Risk

We are exposed to interest rate risk in respect of our net cash balances that earn interest at variable rates. Amounts outstanding under our credit facilities accrue interest at variable rates linked to the South African prime rate and expose us to interest rate risk. An increase of 100 basis points at March 31, 2013 would have resulted in R0.5 million additional interest income.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset these higher costs through price increases. Our inability to do so could harm our business, financial condition and results of operations.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404. These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. Certain of our significant accounting policies and critical accounting estimates are summarized below. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

Significant Accounting Policies

Revenue Recognition

We recognize revenue at the fair value of the consideration received or receivable for the sale of goods or services in the ordinary course of our activities. Revenue includes amounts earned on the sale of hardware, subscription sales, installation revenue and cellular network connection and upgrade incentives. Revenue is shown net of discounts, value added tax, returns and after eliminating inter-company sales within the Group.

We offer certain arrangements whereby the customer can purchase a combination of the products and services as referred to above. Where such multiple element arrangements exist, the amount of revenue allocated to each element is based on the relative fair values of the various elements offered in the arrangement. When applying the relative fair value approach, the fair values of each element are determined based on the current market price of each of the elements when sold separately.

We recognize revenue when the amount of revenue can be measured reliably and it is probable that we will receive future economic benefits at the time when specific criteria have been met for each of our activities, as we discuss below. We base our estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Subscription Revenue

Subscription revenue for our consumer products is invoiced in accordance with the terms of the respective contractual arrangements and is generally invoiced monthly in advance. Revenue is initially deferred and only recognized in the period in which the service is performed, which for the majority of contracts is the following month.

Subscription revenue for our fleet products are provided on a contracted price basis. Our fleet contracts typically have a three-year initial term and renewal terms ranging from one to three years. Subscription revenue for fleet products is either billed in arrears or in advance. When billed in arrears, revenue is recognized in the month that the service is performed and when billed in advance, the revenue is initially deferred and only recognized in the period in which the service is provided. The majority of our subscription revenue for fleet products is billed in the month in which the service is performed.

Hardware Sales

We recognize revenue from hardware sales once the risks and rewards of ownership have transferred to the purchaser. The risks and rewards of ownership typically transfer when legal title and possession is transferred to the buyer. Certain contractual arrangements require customer acceptance of the hardware after the hardware devices have been installed, and, in these cases, we recognize hardware revenue when customer acceptances have been received.

In addition to selling directly, we sell indirectly through our network of distributors and dealers. We distribute products to small fleet customers and consumers through distributors. Distributors act as agents and hardware revenue is only recognized when the distributor sells the hardware unit to the end customer or consumer. Once a unit is sold to a customer or consumer, the customer or consumer enters into a service agreement directly with us for the product. The obligation to supply the service rests with us and the credit risk rests with us. The service revenue is recognized when the service is rendered (i.e., on a monthly basis).

We distribute products to enterprise fleet customers through dealers. Dealers are considered principals in respect of the sale of hardware and revenue is recognized upon sale of the hardware unit to the dealer. Similar to the relationship with consumers and small fleet customers originated through distributors, the responsibility for providing services rests with us and revenue is recognized as the service is rendered.

Hardware is invoiced when the risks and rewards of ownership have passed to the purchaser or in arrangements where customer acceptance is required, invoices are issued upon receipt of customer acceptances.

Driver Training and Other Services

We recognize revenue at the contractual hourly/daily rate in the period during which the training is performed. Customers are typically invoiced in the month in which the service has occurred.

Installation Revenue

We recognize revenue earned from the installation of hardware in customer vehicles and invoice it separately once the installation has been completed. Due to the short timeframe between delivery and installation (installation may occur on the delivery date), invoicing of the hardware and installation elements may occur at the same time.

Connection and Upgrade Incentive Revenue

Until June 2012, we recognized revenue from cellular network connection and upgrade incentives. This revenue was invoiced in the month of installation of a unit in a vehicle, which was considered to be the point at which we had substantially completed our service obligation to the cellular network.

Where a combination of our products and services are included in a multiple element revenue arrangement, these are invoiced in accordance with the contractual terms and for the amounts per the agreement.

Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of our entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Our consolidated financial statements are presented in South African rand, which is the Group’s presentation currency.

Transactions and Balances

Foreign currency transactions are translated into the respective entity’s functional currency using the exchange rates prevailing at the transaction dates or valuation date where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from year-end currency translations of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

The results and financial position of all of our entities that have a functional currency different from the presentation currency are translated into South African rand as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•

income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the transaction dates);

•	all resulting exchange differences are recognized in other comprehensive income; and

•	equity items are measured in terms of historical cost at the time of recording, translated at the rate on the date of recording and are not retranslated to closing rates at reporting dates.

On consolidation, exchange differences arising from the translation of net investments in foreign operations are taken into other comprehensive income. When a foreign operation is fully disposed of or sold (i.e., control is lost), exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale. Goodwill and fair value adjustments arising in connection with the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in equity.

Property, Plant and Equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes all expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably.

The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the financial period in which they are incurred.

The cost of in-vehicle devices installed in vehicles (including installation and shipping costs) as well as the cost of uninstalled in-vehicle devices are capitalized as property, plant and equipment. We depreciate installed in-vehicle devices on a straight-line basis over their expected useful lives, commencing upon installation whereas uninstalled in-vehicle devices are not depreciated until installation. The related depreciation expense is recorded as part of cost of sales in the income statement.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful life.

Intangible Assets

Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of consideration transferred over the acquirer’s interest in the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interests in the acquiree. Goodwill on acquisition of the subsidiaries is included in intangible assets. Gains and losses on the disposition of an entity include the carrying amount of the goodwill relating to the entity sold.

We test goodwill annually for impairment, or more frequently if events or changes in circumstances indicate a potential impairment, and is carried at cost less accumulated impairment losses. We compare the carrying amount of goodwill to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Impairment losses recognized as an expense in relation to goodwill are not subsequently reversed. For the purpose of impairment testing, we allocate goodwill to those cash-generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. We monitor goodwill at the operating segment level.

Computer Software, Technology, In-House Software and Product Development

Acquired computer software licenses are capitalized on the basis of costs incurred to acquire and bring the software into use. The acquired computer software licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized over their estimated useful lives (3-5 years). In-house software and product development costs that are directly attributable to the design, testing and development of identifiable and unique software and products controlled by us are capitalized as intangible assets when it is feasible to complete the software product so that it will be available for use, management intends to complete the software product and use it or sell it, there is an ability to use or sell the software product, it can be demonstrated how the software will generate probable future economic benefits, adequate technical, financial and other resources to complete the development and use or sell the software product are available and the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of intangible assets include software and product development employee costs and an appropriate portion of relevant overhead.

Other development expenditures that do not meet the criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are subsequently met. Costs associated with maintaining computer software programs are recognized as an expense as incurred. Computer software and product development costs recognized as assets are amortized over their estimated useful lives (3-8 years).

Writedown of Intangible Assets

An intangible asset is written down on disposition or when no future economic benefits are expected from use or disposition. Gains or losses arising from the write-down of an intangible asset, measured as the difference between the net disposition proceeds and the carrying amount of the asset, are recognized in the income statement when the asset is written down. We review annually the useful life of intangible assets to assess whether there is a change in economic patterns.

Impairment of Non-Financial Assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization or depreciation but are tested annually for impairment or whenever there is an indication of impairment. Assets subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

We recognize an impairment loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell, and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value.

For purposes of assessing impairment, we group assets at the operating segment level. At each reporting date, we review non-financial assets other than goodwill that have suffered an impairment for possible reversal of the impairment.

Trade Receivables

Trade receivables are amounts due from customers for goods sold or services performed. If collection is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

Critical Accounting Estimates and Judgments in Applying Accounting Policies

We continually evaluate estimates and judgments, which are based on historical experience and other factors, including expectations of future events that we believe reasonable under the circumstances. We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. We outline below the estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Warranty Claims

We generally offer warranties on our hardware. We estimate the related provision for future warranty claims based on historical claim information, as well as recent trends that might suggest that past claim information may differ from future claims.

Maintenance Provision

In some instances, we offer maintenance services as part of our subscription contracts. Management estimates the related provision for maintenance costs per vehicle when the obligation to repair occurs.

Decommissioning Provision

We estimate decommissioning costs based on best estimates of the costs to restore the property to its original condition. Costs are discounted to present value where the obligation extends beyond 12 months, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Income Taxes

Where applicable tax legislation is subject to interpretation, management makes assessments, based on expert tax advice, of the relevant tax that is likely to be paid and provides accordingly. When the final outcome is determined, any difference is recognized in the period in which the final outcome is determined.

Estimated Impairment of Goodwill

We test annually whether goodwill has suffered any impairment. The recoverable amount of cash generating units has been based on value in use calculations that require the use of estimates. No impairment was recorded during fiscal 2013.

The calculation of each segment’s discounted net present value requires extensive use of estimates and assumptions about discount rates and forecasted cash flows. Actual results could be different. Future changes in assumptions or market conditions may negatively affect these discounted cash flows.

Product Development Cost

We record product development cost directly attributable to the design and testing of software products as intangible assets when the criteria discussed above have been met. Determining when these criteria have been met is subjective and based on management’s best judgment.

Receivables Allowance

The valuation allowance for trade receivables reflects our estimates of losses arising from the failure or inability of our customers to make required payments. The allowance is based on the aging of customer accounts, customer creditworthiness and our historical write-off experience. Changes to the allowance may be required if the financial condition of our customers improves or deteriorates.

Recent Accounting Pronouncements

There are no IFRS or International Financial Reporting Interpretations Committee, or “IFRIC,” interpretations that are effective for the first time during fiscal 2013 that had a material impact on our results. Certain IFRSs and amendments and interpretations of IFRS have been issued but are not effective for fiscal 2013. We will apply the standards and interpretations when they become effective (effective date is defined as financial years beginning on or after the stated date), the impact of which is still in the process of being assessed and finalized by management. There are no other IFRS or IFRIC interpretations that are not yet effective that we expect to have a material impact on us.

IFRS 9 Financial Instruments (effective January 1, 2015)

IFRS 9 is part of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The statement addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39 with a single model that requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. IFRS 9 has amended the classification and measurement of financial liabilities to account for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Changes in fair value attributable to a financial liability’s credit risk are accounted for in other comprehensive income unless such recognition would create or enlarge an accounting mismatch and are not subsequently reclassified to the income statement.

IFRS 10 Consolidated Financial Statements (effective January 1, 2013)

This standard replaces the parts of IAS 27, Consolidated and Separate Financial Statements that address consolidated financial statements. SIC-12, Consolidation—Special Purpose Entities, has been withdrawn upon the issuance of IFRS 10. Under IFRS 10, control is based on whether an investor has: (a) power over an investee, (b) exposure or rights to variable returns from its investment with the investee and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. The standard also provides additional guidance to assist in the determination of control where it is difficult to assess. In a subsequent amendment, it was also clarified that the date of initial application is the first day of the annual period in which IFRS 10 is adopted. Entities adopting IFRS 10 should assess control at the date of initial application as the treatment of comparative figures depends on this assessment.

IFRS 11 Joint Arrangements (effective January 1, 2013)

This standard replaces IAS 31, Interests in Joint Ventures. The standard provides for a more realistic reflection of joint ventures by focusing on the rights and obligations of the arrangement, rather than its legal form. SIC-13, Jointly Controlled Entities—Non-Monetary Contributions by Ventures, has been withdrawn upon the issuance of IFRS 11. Two types of joint arrangements are defined under this standard: joint operations (rights to assets and obligations) and joint ventures (rights to net assets). Proportional consolidation of joint ventures is no longer allowed.

IFRS 12 Disclosures of Interests in Other Entities (effective January 1, 2013)

This standard includes the disclosure requirements for all forms of interests in other entities, including joint ventures, associates, special purpose entities and other off-balance sheet vehicles. In June 2012, the amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the application of these IFRS’ for the first time.

IFRS 13 Fair Value Measurement (effective January 1, 2013)

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across all IFRS standards. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

IAS 19 (revised 2011) Employee Benefits (effective date: 1 January 2013)

IAS 19 has made significant changes to the recognition and measurement of defined benefit plans and termination benefits, and to the disclosures for all employee benefits.

IAS 27 (revised 2011) Separate Financial Statements (effective January 1, 2013)

This standard will only deal with the requirements for separate financial statements as the requirements for consolidation are now contained in IFRS 10. The standard requires that when an entity prepares separate financial statements, investments in subsidiaries, associates and jointly controlled entities are accounted for either at cost or in accordance with IFRS 9.

IAS 28 (revised 2011) Associates and Joint Ventures (effective January 1, 2013)

This standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the guidance of IFRS 11.

Amendments to IAS 1 Presentation of Financial Statements, on changes in accounting policies (effective January 1, 2013)

IAS 1 requires an entity that changes accounting policies retrospectively, or makes a retrospective restatement or reclassification, to present a statement of financial position as at the beginning of the preceding period. The amendments clarify that an entity is required to present a third statement of financial position only when the retrospective application, restatement or reclassification has a material effect on the information in the third statement of financial position and that related notes are not required to accompany the third statement of financial position.

Amendments to IAS 1 Presentation of Financial Statements, on presentation of items of OCI (effective July 1, 2012)

The amendments to IAS 1 introduce new terminology for the statement of comprehensive income and income statement. The amendments retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments do not address which items are presented in other comprehensive income.

Amendments to IFRS 7 Financial Instruments—Disclosures and IAS 32 Financial Instruments—Presentation, regarding the offsetting of financial assets and financial liabilities and the related disclosures (effective January 1, 2013 and January 1, 2014 respectively)

The amendments to IAS 32 clarify some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement.” The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013 and are effective for IAS 32 for annual periods beginning on or after January 1, 2014.

Amendments to IAS 16 Property, Plant and Equipment (effective January 1, 2013)

The amendments to IAS 16 clarify that spare parts, stand-by equipment and servicing equipment should be classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16. Otherwise these items should be classified as inventory.

Amendments to IAS 32 Financial Instruments: Presentation (effective January 1, 2013)

The amendments to IAS 32 clarify the treatment of income tax relating to distributions and transaction costs. The amendments clarify that the treatment is in accordance with IAS 12 Income Taxes. Income tax related to distributions is recognized in the income statement, and income tax related to the costs of equity transactions is recognized in equity.

BUSINESS

Overview

We are a leading global provider of fleet and mobile asset management solutions delivered as SaaS. Our solutions deliver a measurable return by enabling our customers to manage, optimize and protect their investments in commercial fleets or personal vehicles. We generate actionable intelligence that enables a wide range of customers, from large enterprise fleets to small fleet operators and consumers, to reduce fuel and other operating costs, improve efficiency, enhance regulatory compliance, promote driver safety, manage risk and mitigate theft. Our solutions rely on our proprietary, highly scalable technology platform, which allows us to collect, analyze and deliver data from our customers’ vehicles. Using an intuitive, web-based interface, our fleet customers can access large volumes of historical and real-time data, monitor the location and status of their drivers and vehicles and view a wide selection of reports and key performance indicator dashboards.

We have a global presence, with customers located in 112 countries across six continents. We currently serve a highly diverse customer base, including more than 4,000 fleet operators, which represented approximately 64% of our subscription revenue for fiscal year 2013. We target sales of our enterprise fleet management solutions to customers who desire a premium solution, generally for large fleets, which we define as fleets of 100 or more vehicles. Large fleets accounted for approximately 74% of our fleet vehicles under subscription at March 31, 2013. We believe we have a satisfied customer base and, among our 224 large fleet operator customers, we experienced an annual customer retention rate in excess of 95% in fiscal year 2013. We have multinational enterprise fleet customer deployments with companies such as Baker Hughes, Bechtel Corporation, Chevron, Nestlé, PepsiCo, Rio Tinto and Schlumberger. We also offer a range of subscription-based fleet and vehicle management solutions to meet the needs and price points of small fleet operators and consumers. Our safety and security features, including driver performance and vehicle monitoring, are important attributes of our solutions for these customers.

We have consistently grown our customer base. As evidence of this growth, vehicles under subscription, one of our key operating metrics and a factor influencing our rate of subscription revenue growth, increased at a compound annual growth rate of 22.3% from April 1, 2011 to March 31, 2013 and as of March 31, 2013, we tracked and managed over 359,000 vehicles under subscription. As a further indicator of our scale, in fiscal year 2013, we collected data on an average of approximately 57 million trips per month representing as many as 3 billion vehicle locations per month. The monthly price charged per vehicle under subscription varies among our customers depending on the services and features they require, hardware options, the customer size and the geographic location of the customer. Consequently, our rate of subscription revenue growth is influenced by not only the rate of growth in the number of vehicles under subscription but also by the evolving mix of our subscriber base. For fiscal year 2013, our subscription revenue was R686.7 million ($74.2 million), total revenue was R1,171.5 million ($126.6 million), Adjusted EBITDA was R290.8 million ($31.4 million) and profit for the year was R128.5 million ($13.9 million), representing 18.9%, 15.0%, 20.9% and 24.4% growth over the prior year, respectively. See “—Summary Financial and Operating Data—Adjusted EBITDA” for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit for the year.

Industry Overview

Challenges Facing Fleet Operators Worldwide

Fleet managers operate in an increasingly competitive and highly regulated global environment. Timely and accurate decision-making enabled by solutions that provide real-time visibility into vehicle location and driver performance is critical to managing a safe, efficient fleet. In some developing areas of the world, ensuring driver and vehicle safety and security is also particularly challenging given high crime rates, which have resulted in automotive insurance mandates and regulatory requirements for vehicle tracking. Consequently, fleet managers and consumers demand solutions that promote driver and passenger safety, mitigate theft, improve stolen vehicle recovery rates and reduce automotive insurance rates. The business environment for fleet managers is further complicated by the large number of transportation-related regulatory and compliance requirements worldwide, and the frequency with which rules and regulations change.

Legacy fleet management solutions inadequately address industry needs as many use discrete manual processes, such as spreadsheet- and paper-based systems and mobile phones, to monitor fleets. These approaches are labor intensive, do not provide continuous monitoring of fleets, make it difficult to optimize fleet utilization and manage operating costs and generate minimal business intelligence. Additionally, legacy fleet management technology frequently provides limited functionality beyond basic location-based tracking and makes it difficult for fleet operators to fully benefit from the cost savings and efficiency improvements associated with more robust fleet management offerings.

Fleet operators face many significant challenges, which can include:

•

Significant operating costs. Fuel costs represent a significant cost for fleet operators. For example, the American Transportation Research Institute estimates that fuel and oil, driver wages and benefits, repair and maintenance and truck insurance premium costs collectively represented approximately 84% of total trucking operational costs per mile in 2011. Certain driving behaviors, such as speeding, harsh acceleration and excessive idling can contribute to poor fuel efficiency as well as increased wear and tear and maintenance costs.

•

Poor visibility into fleet operations. Fleet operators often maintain vehicles across multiple geographic regions and often lack visibility into their fleets and oversight of their drivers. Poor fleet visibility makes it challenging to optimize fleet utilization, vehicle fleet size and miles driven while still meeting core business and customer servicing requirements. Poor driver oversight makes it difficult for operators to validate hours worked or customers visited, incentivize greater efficiency and discourage unproductive, undesirable or dangerous worker behavior.

•

Challenges in maintaining regulatory compliance. Internal compliance and reporting is driven by legislative and regulatory requirements, which are often subject to change, from regulatory authorities in nearly every jurisdiction globally. This can be particularly burdensome for fleet operators managing large vehicle fleets in multiple jurisdictions. For example, in the U.S., fleet operators can face numerous complex regulatory requirements, including mandatory Compliance, Safety and Accountability driver safety scoring, hours of service compliance and fuel tax reporting.

•

Challenges in managing risk. Fleet operators are responsible for hiring, training and identifying risks associated with their fleet drivers. Vehicle crashes are a leading cause of workplace injury and lead to significant costs for fleet operators, including financial liability and increased insurance premiums. Fleet operators face difficulties gaining visibility into driving behavior to proactively identify or remediate drivers with poor driving habits.

•

Inefficient data management. Fleet operators receive operational information from many disparate sources, including communications from their technicians and customers, paper-based reports, third-party receipts for items such as fuel purchases, vehicle maintenance logs and customer invoices. While simply collecting this unstructured data is burdensome, organizing and analyzing the data to identify trends and other actionable business intelligence can be even more challenging.

Challenges Facing Fleet Operators and Consumers in Developing Markets

In certain developing regions of the world, driver safety and vehicle security are significant concerns given high crime rates and the impact these higher crime rates have on consumers, insurance costs and regulatory requirements. More specifically, fleet operators and consumers often need to address challenges including:

•

Managing the impact of crime. Vehicle crime rates in developing regions of the world often far exceed those in the U.S. and Western Europe, incurring potentially significant costs for fleet operators and consumers. For example, we estimate that the rate of vehicle theft in South Africa is approximately three times higher than that in the U.S.

•

Reducing insurance costs. In developed and developing regions, insurers often provide incentives for fleet operators and consumers who subscribe to a safety and security mobile asset management solution. Some insurance providers in developing markets will not insure vehicles that lack a tracking solution or will make the insurance premium cost prohibitive without one. Furthermore, insurance provider interest in safety and security solutions has increased following the introduction of driver performance monitoring solutions, which can enable innovative usage-based insurance and claims management initiatives.

•

Complying with regulatory mandates. Some emerging economies, such as Brazil, are enacting or considering enacting regulations that would require the installation of vehicle tracking devices in all new automobiles.

Industry Trends

There have been substantial advances in the performance, reliability and affordability of technologies that can be used to cost-effectively collect and disseminate large amounts of vehicle data. GPS positioning and advanced on-board systems generate valuable, objective real-time information, which provides the basis for driver and vehicle management solutions. Similarly, significant advances in the performance, reliability and affordability of fixed and wireless networks, computing power and data storage capabilities have supported the rise of cloud computing that enables the delivery of SaaS. These technological advances and market shifts have helped to foster demand for subscription-based fleet and mobile asset management solutions like ours.

While fleet and mobile asset management solutions can offer a wide range of features and benefits, the reasons for adopting these solutions often vary by customer type and geography. In developed regions, including North America and Western Europe, many fleet operators adopt fleet management software solutions in order to obtain greater visibility over their vehicles and mobile workforces, to achieve cost savings through efficiency improvements, including reduced fuel consumption, and to reduce regulatory compliance burdens. In many developing regions, including Eastern Europe, Latin America, Africa and parts of Asia, the security and asset protection features afforded by vehicle tracking and monitoring, resulting in greater asset visibility and a lower impact of theft, are also important reasons for the adoption of fleet and mobile asset management solutions. In Australia, Asia, parts of Europe and the Middle East, compliance with health and safety standards and policies are a key reason for adoption of these systems. Recognizing the variety of motivations influencing our existing and potential customers is an important aspect of developing and marketing our solutions.

Market Opportunity

We believe that the addressable market for our fleet management solutions is large, growing and underpenetrated. According to a report by ABI Research, there were more than 333 million commercial vehicles in operation globally at the end of 2012 and commercial telematics market penetration was approximately 4%. The report forecasts that the number of commercial vehicles utilizing commercial telematics will nearly triple by the end of 2017.

In addition to the growing market opportunity in commercial fleet vehicles, we believe there is a large and underpenetrated market to provide a tailored set of safety and security solutions to non-commercial passenger vehicles. Worldwide, the pool of motor vehicles is large and growing, particularly in developing markets. We estimate that there are approximately 33 million non-commercial passenger vehicles in operation in South Africa and Brazil, our current geographic focus for passenger vehicle mobile asset management solutions. We believe the potential rate of consumer adoption of mobile asset management solutions is highest in developing regions where vehicle tracking and monitoring features can help to improve driver and passenger safety, reduce the impact of theft by improving stolen vehicle recovery rates and reduce consumer automotive insurance rates.

Our Solutions

Our subscription-based solutions enable our customers to manage, optimize and protect their investments in their commercial fleets and personal vehicles efficiently. Our highly scalable multi-tenant architecture leverages GPS and other data transmitted from in-vehicle devices, primarily over cellular networks, and in fiscal year 2013, we have collected data on an average of approximately 57 million trips per month representing as many as 3 billion vehicle locations per month.

The key attributes of our solutions include:

•

Highly scalable solutions. We have built our software solutions to scale and support geographically distributed fleets of any size. We currently provide services to more than 359,000 vehicles under subscription with customers ranging from small fleet operators and consumers to large enterprise fleets with more than 10,000 vehicles under subscription.

•

Robust portfolio of features addressing a full range of customer needs. We believe we offer one of the broadest ranges of features for fleet and mobile asset management available. For example, for fleet efficiency, we offer vehicle tracking and analysis, route optimization and enhanced dispatching; for regulatory compliance, we offer compliance monitoring, hours of service tracking and fuel tax reporting; for driver improvement, we offer in-vehicle video monitoring and real-time driver feedback; for risk management, we offer driver scoring and analysis; and for safety and security, we offer vehicle tracking, crash notifications and vehicle theft recovery.

•

Insightful business intelligence and reporting. Our fleet management software is designed to provide our customers with insightful, actionable business intelligence on demand. For example, our FM-Web fleet management solution includes data reporting and analysis tools with more than 45 standard reports and the ability of customers to generate custom fleet, vehicle and driver reports. We also offer a premium web-based business intelligence engine with enhanced analytics, reporting and data visualization tools for those customers seeking to perform highly granular analyses of large quantities of historical and real-time data.

•

Easily accessible, intuitive applications. Our web-based solutions are accessible from fixed and mobile computing devices, and provide vehicle and fleet information, dashboard views and alerts and the ability to generate analytical reports from an office or a remote location. Our customers can choose to access our solution via an intuitive web-based interface or through our custom mobile applications developed for the Android and iOS mobile platforms. Fleet operators can also use our software development kits and application program interfaces to integrate our solution directly with their software systems, such as transportation management software, route planning systems and enterprise resource management software.

•

Software-as-a-service powered by a proven, reliable infrastructure. Our use of a multi-tenant SaaS architecture allows us to deliver fleet management applications that are highly functional, flexible and fast while reducing the cost and complexity associated with customer adoption. We support our SaaS delivered solutions with a proven infrastructure of redundant servers and other hardware located in five secure third-party data centers. Over the last three years, we have consistently maintained overall system uptime of over 99.8%.

Our Offerings

We offer a range of solutions to address the needs of diverse customer segments. Our primary subscription-based offerings are:

•

FM-Web. FM-Web is our premiere commercial fleet management system. It is a highly scalable SaaS platform for managing enterprise vehicle fleets ranging from 10 to 15,000 or more vehicles. Fleet management systems provide a wide variety of complex data pertaining to driver behavior and the location, status and operational cost of vehicles and fleets. FM-Web is an interactive, web-based and mobile device-accessible system providing secure access to this complex data in a simple, intuitive manner. Live and historical views of driver and vehicle performance information, including vehicle tracking and status information as well as alerts and notifications are the foundation of FM-Web. Together with our integrated Insight Reports, FM-Web provides fleet managers with actionable business intelligence in the form of reports and fleet analytics. Customers can also subscribe to premium subscription-based applications associated with FM-Web, such as:

•

MiX Insight Analyzer, a sophisticated business intelligence suite that allows for the potential discovery of hidden trends and the implementation of innovative decisions. Our customers are able to annotate and collaborate on findings in real-time using MiX Insight Analyzer’s social business discovery capabilities, which include items such as screenshots and annotations, shared bookmarks and Microsoft Office® integration.

•

MiX Vision, an on-road and in-vehicle video surveillance solution that allows fleet managers to record and monitor driver behavior and events. We believe MiX Vision, which we introduced in April 2013, addresses an important market need for in-vehicle surveillance, and MiX Vision is fully integrated with our premium fleet management solutions to enable event-driven monitoring.

•

MiX Rovi, an in-vehicle display and communications system allowing fleet operators to streamline their fleet operations through improved communication between drivers and their back offices. Customized data inputs are configured in FM-Web and can be updated locally or remotely via the Internet. For example, a fleet operator of delivery vehicles can set custom data inputs for information relating to deliveries, such as quantities delivered and collected, times of arrival and departure or time spent at unscheduled stops.

•

MiX RIBAS, an in-cab driving aid that helps drivers improve their driving style. Using an unobtrusive system of symbols with red, amber and green status lights accompanied by audible warning tones, drivers receive feedback on their driving style in real-time, enabling customers to manage improvements in driver and vehicle performance and reductions in fuel consumption and accident rates.

•

MiX Trailer Tracking, an in-trailer tracking solution introduced in July 2012 that delivers data directly to FM-Web allowing fleet managers to track and manage trailers independently from their truck tractors.

•

MiX Locate. MiX Locate is our mid-range fleet management system designed to provide vehicle and fleet tracking, location, driver event and status information without the complexity of a full enterprise fleet management system. By providing real-time information in an intuitive and user-friendly format, MiX Locate provides fleet operators with the essential information needed to efficiently and effectively manage and operate their vehicle fleets. Customers can access MiX Locate data and reporting functionality via a web-based interface or our mobile applications.

•

Matrix. Our Matrix suite of mobile asset management solutions is designed for entry-level fleets and consumers. The Matrix range of solutions can provide real-time and historical vehicle tracking and positioning, unauthorized vehicle use alerts, panic emergency response, crash alerts, fuel tax logbooks and vehicle maintenance notifications. Users can access their Matrix subscription functionality via a web-based interface or our mobile applications.

•

Beam-e. Beam-e leverages our large network of vehicles under subscription as a crowdsourcing platform to locate vehicles without the expense of utilizing a traditional cellular network connection. Each Beam-e device communicates with other nearby devices in order to form a crowdsourced network that interfaces with our systems. Rental car companies, consumers and owners of high-value mobile assets can use Beam-e to provide entry-level tracking and recovery services at an upfront cost and monthly subscription price point that is well below the cost of traditional vehicle tracking solutions. We currently offer Beam-e in South Africa and we intend to introduce a Beam-e solution in other countries in the future.

Customers deploy our devices to collect real-time data from their vehicles and transmit this information to our secure third-party data centers for processing. We generally design our hardware and firmware in order to ensure their modularity and interoperability with our core subscription offerings. We outsource the manufacturing of these devices and seek to drive device costs down over time in order to reduce the upfront investment required by our customers. In addition to sales of these devices to customers, we offer customers the option of leasing our devices, further reducing the capital investment required to access our solutions.

We believe our modular, proprietary designs give us an advantage over competitors who rely on third-party commodity in-vehicle devices because we are able to provide more customized solutions through our proprietary devices. Currently, our primary in-vehicle devices are the FM

Communicator and FM Tracer for enterprise fleet management, MX1000 for consumer vehicle management and Beam-e for entry-level vehicle and asset tracking and recovery. We are in the process of introducing the MX2000 for consumer and small fleet vehicle management.

Principal features associated with our subscription-based offerings include the following:

•

Vehicle tracking alerts. Our vehicle tracking alerts allow our customers to pinpoint the exact locations of vehicles using real-time data. Notifications about vehicle activity and status are accessed through a web-based interface or our mobile applications. Our customers also have the ability to access historical tracking data for analysis.

•

Location management. Our location management and geofencing features allow customers to easily designate geographic areas in which vehicles are allowed or not allowed to travel or areas deemed dangerous or high risk. Customers receive notifications when a vehicle enters or exits unauthorized regions or locations.

•

Vehicle security. Our vehicle security solution provides our customers with security options tailored to individual requirements. We offer vehicle tracking and recovery features, providing safety and security for our customers and their vehicles and helping to reduce the costs associated with theft.

•

Reporting. We provide our customers with on demand reports enabling access to a wide range of fleet data. Our reports contain detailed information about driver behavior, vehicle location, idle time, miles and hours driven, average speed, acceleration, crash analysis and vehicle diagnostics. We also offer premium data visualization and business intelligence tools.

•	Regulatory compliance. Customers can use our solutions to assist in regulatory compliance, including compliance monitoring, hours of service and fuel tax reporting.

•	Vehicle and driver management. We provide functionality for customers to manage licenses, registrations, certifications and other vehicle and driver requirements.

•

Messaging. With the addition of MiX Rovi to our fleet solutions portfolio, fleet operators can now communicate more efficiently and effectively with their drivers. Custom menus direct driver workflow, jobs and navigation, ensuring drivers arrive at the correct destination and improving communication between fleet operators and their drivers.

•

Mobile access. Our applications are available on a variety of mobile platforms, including iOS and Android, and provide our customers with access to actionable business intelligence on their vehicles and mobile assets from the office or remotely.

•

Application integration. Our software development kits allow our customers to integrate our applications with their existing enterprise software systems and allow for increased customization of our fleet reports, vehicle tracking alerts and location management features.

Following our acquisition of Intellichain during fiscal year 2013, we offer our customers supply chain transportation management features for advanced routing, bulk transport management and field service management. Integrated transportation management software capabilities will provide our customers with functionality for managing their investments in fleet assets, fuel management, stock management, maintenance optimization, route optimization and compliance and financial reporting integration, among other features. These software solutions will allow our customers to increase their transportation management efficiency by leveraging the real-time visibility provided by our fleet management solutions.

Our Key Competitive Strengths

The markets in which we operate are highly competitive and fragmented. We believe that the following attributes differentiate us from our competitors and are key factors to our success:

•

Globalized sales, distribution and support capabilities. We currently maintain a direct or indirect sales and support presence, with localized application support for 24 languages, in countries across Africa, Asia, Australia, Europe, the Middle East, North America and South America. We believe our global presence gives us an important advantage in competing for business from multinational enterprise fleet customers such as Baker Hughes, Bechtel Corporation, Chevron, Nestlé, PepsiCo, Rio Tinto and Schlumberger, who often prefer to consolidate disparate fleet management systems.

•

Solutions adaptable to multiple customer segments. We believe that by leveraging our common core technologies, personnel and systems, we can cost-effectively develop and sell a range of subscription-based fleet and mobile asset management solutions that are designed to meet the functionality and price needs of multiple customer segments, including fleet operators and consumers. Our fleet management solutions include targeted functionality to address the distinct needs of key industry segments, including oil and gas, transportation and logistics, government and municipal, bus and coach, and rental and leasing, as well as for the needs of consumers. We believe that offering a range of subscription-based solutions maximizes our ability to serve the addressable market and offers an appealing value proposition to our customers, while distinguishing ourselves from competitors that offer a single, one-size-fits-all solution.

•

Focus on safety and security. Most of our offerings incorporate safety and security features enabling our customers to enhance their drivers’ personal safety, encourage safe driving behavior, and protect their investment in their vehicles. We also offer web-based driver training, proactive journey management and other related services to provide a turnkey safety and security solution. Our differentiated safety and security features have particularly strong appeal to customers in regulated industries, such as oil and gas, customers in industries exposed to liability concerns, such as bus and coach, and customers operating in high crime regions. We perform training and land transport assessments for customers to assist them in establishing and maintaining safety levels. We believe our safety and security offerings also help our customers to reduce operating costs associated with the training of drivers.

•

Track record of innovation. Our investment in software development is core to our business strategy. Our software teams employ an agile software development methodology, which we believe gives us a time-to-market advantage as compared to many of our competitors. We also recently launched a separate development incubator office to develop our next-generation fleet and mobile asset management platform. Since inception, we have made significant investment in product development, and we have routinely been among the first to market with innovative solutions and features that cater to the needs of our customers. For example, in September 2011, we introduced the Beam-e solution, which leverages our large network of vehicles under subscription as a crowdsourcing platform to locate vehicles without the expense of utilizing a traditional cellular network connection. In April 2013, we introduced MiX Vision, which provides customers with a premium subscription-based, in-vehicle video surveillance solution.

•

Longstanding, established market position. We have a 17-year history, a geographically diverse sales and marketing footprint, a large established network of distributors and dealers, and a large base of satisfied customers. Our robust and referenceable customer base, including numerous Forbes Global 2000 enterprises, is a critical selling point to both large enterprise fleets and small fleet operators and consumers.

Growth Strategy

We intend to expand our leadership in our market by:

•

Acquiring new customers and increasing sales to existing customers. We believe the market for fleet and mobile asset management solutions is large and growing, creating a significant opportunity for us to expand our customer base. Additionally, we believe we have the opportunity to expand our fleet management market share among our existing customer base by demonstrating our value proposition, growing with the customer, introducing new and innovative value-added solutions and displacing legacy fleet management solutions.

•

Expanding our geographic presence. We market and distribute our solutions directly and through a global network of more than 100 distribution partners outside of South Africa. We are expanding our penetration in attractive geographic regions, such as Brazil this year. We also continue to expand our network of strategic and sales distribution partners in other regions of the world.

•

Broadening our customer segment focus. We currently have customers across numerous industry segments, with the resources of our direct sales organization focused on premium customers in certain key segments, including oil and gas, transportation and logistics, government and municipal, bus and coach, and rental and leasing. In the future, we may increase our product development initiatives and sales and distribution efforts in other industry segments, such as service fleets, and in other customer segments, such as small business fleets. We regularly evaluate opportunities to expand our target customer focus.

•

Continuing to introduce new, innovative solutions to address market demand. We intend to continue to invest in product development to expand our portfolio of fleet and mobile asset management solutions. We recently introduced MiX Vision, which offers a premium subscription-based, in-vehicle video surveillance solution. We are currently developing other extensions to our solutions portfolio based on our assessment of market demand. For example, following our recent acquisition of Intellichain, a supply chain management software business, we are currently developing elements of integrated transportation management software.

•

Pursuing strategic acquisitions. Our industry is highly fragmented and, since our inception, we have consummated four acquisitions worldwide. We intend to selectively evaluate acquisition opportunities in certain geographic regions and industry segments.

Sales and Marketing

We offer our solutions in 112 countries through a combination of our direct and indirect selling efforts. Our sales and marketing strategy is segmented by geographic region and customer type in order to cost effectively target and acquire new customers. In certain regions, we sell subscriptions of our fleet management solutions to large enterprise fleets through our direct sales force. In other regions, and for sales to small fleet operators and consumers, we work with an extensive distribution network of regional partners and national distribution dealers. Through our central services organization headquartered in South Africa, we provide common marketing, product management support and distribution support to each of our regional sales and marketing operations.

The following is a brief description of the main categories of our sales efforts.

•

Direct Sales—Enterprise Fleet. We focus our direct selling efforts on targeting, acquiring, servicing and upselling our premium solutions to large enterprise fleet operators. We maintain sales offices in Australia, Brazil, South Africa, Uganda, the United Arab Emirates, the United Kingdom and the United States. These offices sell directly to large enterprise fleet operators in their respective regions and are also responsible for channel management for fleet solution distribution partners throughout their regions. Our sales and marketing approach with these customers is generally based on a combination of return on investment and the improvements in safety and security delivered by our solutions.

•

Indirect Sales—Enterprise Fleet. We have approximately 135 fleet dealers supporting customers in 112 countries worldwide. These distribution partners are responsible for sales, marketing, technical support, installation and training of customers in their regions. We are introducing a partner accreditation program in order to assure a consistent customer experience across our distribution partners worldwide. We also offer marketing and support services to our distribution partners in order to enhance their selling success. We believe our large network of distribution partners provides us with a geographically diverse, highly effective channel for reaching local customers in countries where we do not currently have a direct presence.

•

Indirect Sales—Small Fleet Operators and Consumers. We currently manage a network of nearly 600 distribution partners for our small fleet operator and consumer customers. Our distribution partners include automobile dealers, aftermarket automotive parts and service suppliers, automobile insurers and retailers. We believe our indirect distribution strategy for the small fleet operator and consumer markets provides us with a differentiated, cost-effective customer acquisition and sales model.

Our global network of independent dealers and distributors is an important component of our sales strategy. Our dealers and distributors account for a substantial percentage of our total sales, and sales generated by certain dealers and distributors individually represent a meaningful percentage of our revenue. One group of distributors under common ownership accounts for a substantial portion of our sales in the Africa consumer segment. The terms of our agreements with our dealers do not usually include minimum purchase obligations, are specific to a geographic territory and are nonexclusive. They generally have a fixed initial term, after which they continue indefinitely, subject to the right of either party to terminate on specified notice generally ranging from 90 days to one year, or for breach. Similarly, our distributor agreements do not include minimum purchase obligations and consist principally of a commission agreement applicable to sales generated by the distributor.

Customers

We currently serve a highly diverse customer base, including more than 4,000 fleet operators, which represented approximately 64% of our subscription revenue for fiscal 2013, and consumers. We target sales of our enterprise fleet management solutions to customers who desire a premium solution, generally for large fleets, which we define as being fleets of 100 or more vehicles. Large fleets comprised approximately 74% of our fleet customer vehicles under subscription as of

March 31, 2013. We also offer a range of subscription-based fleet and mobile asset management solutions optimized for the needs and price points demanded by small fleet operators and consumers.

Our current customer base spans numerous industry categories and customer segments, including oil and gas, transportation and logistics, government and municipal, bus and coach, and rental and leasing. No individual customer represented more than 6.2% of our subscription revenues for fiscal year 2013. For fiscal years 2013, 2012 and 2011, our top 10 customers represented approximately 24.5%, 23.6% and 22.6%, respectively, of our total subscription revenue.

The following is a representative list of some of our larger customers:

• Baker Hughes • Bechtel Corporation • Chevron • Daimler Fleet Management • Eskom • Europcar	• Go Ahead Group • Nestlé • PepsiCo • Rio Tinto • Scania • Schlumberger

We believe that we have a satisfied customer base as evidenced by our customer retention rate and the favorable results of our customer surveys. In fiscal year 2013, among our 224 large fleet operator customers, we experienced an annual customer retention rate in excess of 95%. Across our entire subscriber base, including our range of smaller fleet and consumer subscribers, we experienced a subscriber retention rate in excess of 87% during fiscal year 2013. We maintain a strong focus on monitoring and continuously enhancing our customer satisfaction levels.

Service and Support

Installation of our solutions in our customers’ vehicles is generally provided by us or our third-party network, which includes dealers and distributors and installation partners. Customer care and technical support services are provided by our offices in Australia, Brazil, South Africa, the United Arab Emirates, the United Kingdom and the United States. In many cases, our dealers and distributors also provide customers with tier-one customer support services. Our regional offices and dealers and distributors are, in turn, supported by our central technical support team in South Africa that handles any escalated issues. Existing customers can also access customer and technical support directly through our web or mobile applications. Our technical support department is composed of a team of highly skilled staff who are familiar with all of our products, including our entire range of software and service solutions as well as our hardware.

We offer warranties of varying duration on our products. Product warranties are predominantly for a one-year period but periods of up to three years are provided in certain geographic locations. Our Beam-e product carries a lifetime warranty (to the extent that the unit is located in the vehicle into which it was installed for the original subscriber). Warranty expenses are not a significant portion of our total costs.

Research and Development

Our development group consists of 90 full-time staff responsible for software, hardware and firmware development and quality assurance. Our primary development group is based in

Stellenbosch, South Africa and we have additional local development resources in the United States and the United Kingdom. Our software development teams employ an agile development methodology, which we believe gives us a time-to-market advantage against many of our competitors. During fiscal years 2013, 2012 and 2011, we invested approximately R61.1 million ($6.6 million) R57.1 million and R57.0 million, respectively, in research and development.

Our investment in development is core to our business strategy. Our research and development efforts principally involve software development, firmware development, hardware design and related test equipment. In addition, over the last 18 months, we have redesigned certain of our hardware components to extend their functionality and reduce manufacturing costs. We also recently launched a separate software development incubator office to develop our next-generation fleet and asset management platform.

We have been successful in expanding our product offerings over time through internal development and select acquisitions. During fiscal years 2013 and 2012, we introduced six new, distinct solutions and many incremental features.

We are ISO 9001 certified with a formalized quality policy and consistent monitoring of internal processes, supplier and solution performance. We are currently in the process of being ISO 27001 certified. We outsource all hardware manufacturing to third parties.

Technology

Our solutions are offered using a multi-tenant SaaS architecture that scales rapidly to support additional new subscribers through the addition of incremental data processing and storage hardware. This architecture flexibility allows us to sustain high levels of uptime without degradation of system performance, despite significant subscriber growth. Our existing architecture and infrastructure has been designed with sufficient capacity to meet our current and anticipated future needs. Our subscription-based fleet and consumer service offerings are designed to be accessible via a standard web browser or mobile device application.

Our solutions include a proprietary in-vehicle device that incorporates off-the-shelf components, generally including a cellular modem, GPS receiver and memory capacity sufficient to run our firmware, which gathers vehicle location, time, speed, ignition status, miles driven and various vehicle and driver statistics. This information is collected at a predefined frequency and then sent to our receivers at secure third-party data centers, generally via a commercial cellular network. The information is then processed and delivered to our customers through our web-based and mobile device applications. Our solutions enable our fleet customers to access large volumes of historical and real-time data, monitor the location and status of their fleet vehicles and drivers, view a wide selection of reports and key performance indicator dashboards and generate valuable, actionable business intelligence.

We host our solutions for our customers in five secure third-party data centers located in Amsterdam, Cape Town, Johannesburg, London and Miami. Our data management facilities provide us with both physical security, including manned security, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls. We believe that our third-party hosting facilities are adequate for our current needs and that suitable additional capacity will be available as needed to accommodate planned expansion of our operations.

Intellectual Property

We rely primarily on trade secret laws, confidentiality agreements, confidentiality procedures and contractual restrictions to establish and protect our intellectual property rights. We also rely to a limited extent on patent, trademark and copyright law. Patent applications covering certain aspects of our Beam-e product are pending in South Africa and Brazil, and we have an additional patent application pending in South Africa covering a method for driver verification.

We typically enter into non-disclosure and confidentiality agreements with our employees and consultants. We also seek these protective agreements from some of our suppliers and subcontractors who have access to sensitive information regarding our intellectual property.

Competition

The rapidly evolving market for our solutions is competitive and highly fragmented, particularly by geography and customer segment. We currently compete with numerous providers of fleet and mobile asset management solutions that range from small, regional providers to midsized multinational providers, such as NavMan Wireless, to large global providers, such as Trimble and Qualcomm. While we currently only compete with Trimble and Qualcomm on a limited basis, these two competitors are well established companies with significantly greater financial and other resources than we have. Many of our competitors offer fleet or mobile asset management software solutions to particular industry segments or in limited geographic regions. For example, we compete with Masternaut in Europe, we compete with inthinc for oil and gas fleet opportunities, and we compete with Tracker and NetStar for consumer and small fleet mobile asset management deployments in South Africa.

We believe the principal competitive factors in our market include the following:

•	functionality and reliability;

•	total cost of ownership;

•	breadth and depth of application functionality for fleet deployments;

•	product performance;

•	interoperability;

•	brand and reputation;

•	customer service;

•	distribution channels;

•	regional geographic expertise including localized language support and support for applicable government regulations;

•	size of customer base and reference accounts within key industry segments;

•	ability to deliver ongoing value and return on investment;

•	ease of deployment and ease of use;

•	relevant industry domain expertise and functionality; and

•	the financial resources of the vendor.

We believe that we compete favorably on the basis of these factors.

Broad Based Black Economic Empowerment

The South African government, through the Broad-Based Black Economic Empowerment Act, 2003, the codes of good practice (the “BBBEE Codes”) and industry charters published pursuant thereto (collectively, “BBBEE”) has established a legislative framework to promote broad-based black economic empowerment in South Africa. Achievement of BBBEE objectives is measured by a scorecard which establishes a weighting for the various components of BBBEE under the applicable BBBEE Code.

BBBEE objectives are pursued in significant part by requiring parties who contract with governmental or quasi-governmental entities in South Africa to achieve BBBEE compliance through satisfaction of an applicable scorecard. Parties improve their BBBEE score when contracting privately with black-owned businesses or businesses that have earned good BBBEE ratings in relation to their scorecards. The significance of government contracting opportunities to the private sector in South Africa drives BBBEE compliance both directly and indirectly through this scoring mechanism. We do not have any significant contracts requiring us to maintain a BBBEE rating level as measured under a BBBEE scorecard but are required to meet certain specific BBBEE targets under two contracts which service South African quasi-governmental customers. One of these agreements has a 36-month term and requires us to meet agreed targets, which we have not yet met, prior to July 2015. Failure to have met the targets by that time will allow the client to cancel the agreement before the end of the term. The other contract has passed its initial term and is operating on a month-to-month basis, allowing the client to cancel the contract on 30 days’ notice. We have met the agreed BBBEE target but failure to maintain the agreed BBBEE target may increase the likelihood of cancellation. The combined value of these contracts was approximately 6.7% of our total revenue for fiscal year 2013.

The BBBEE Codes and associated scorecards are currently under review by the South African Department of Trade and Industry. We are unable to estimate when revised BBBEE Codes will be implemented or the nature of its impact on us. It is expected that upon implementation, there will be a transitional period of at least one year. The revision of the BBBEE Codes is not expected to impact on our existing contracts but could materially impact our ability to secure new contracts, or renew existing contracts, if we are unable to maintain our BBBEE rating level following the changes to the BBBEE Codes, particularly when contracting with governmental or quasi-governmental organizations.

Employees

As of March 31, 2013, we had 873 full-time permanent employees and 64 part-time employees. The following table presents the breakdown of our employees at the date indicated by geographic location:

As of March 31, 2013
South Africa	727
United States	59
United Kingdom	55
United Arab Emirates	53
Australia	39
Brazil	3
Uganda	1

Total	937

Properties

As of July 19, 2013, we owned or leased the following properties, used primarily for office space:

Property	Owned or Leased	Square Footage
South Africa
Howick Close, Waterfall Park, Midrand, South Africa	Leased	45,100
Blaauwklip Office Development & Park, Stellenbosch, South Africa	Owned	17,158
Blaauwklip Office Development & Park, Stellenbosch, South Africa	Leased	15,834
Unit B6, Arden Grove, Montague Gardens, Cape Town, South Africa	Leased	2,196
8 Caefron Avenue, Westville, Durban, South Africa	Leased	1,550
Office 3B, The Woodmill, Stellenbosch, Cape Town, South Africa	Leased	1,076
Australia
Ground Floor, 1 Alvan Street, Subiaco, Australia	Leased	2,146
28 Fortescue Street, Spring Hill, Brisbane, Queensland, Australia	Leased	1,679
12 – 20 Railway Road, Subiaco, Australia	Leased	1,023
HWT Tower, Southbank, Melbourne, Victoria, Australia	Leased	196
United States
750 Park of Commerce Blvd., Suite 100 and 105, Boca Raton, Florida, USA	Leased	7,390
1452 Hughes Rd., Suite 200, Grapevine, Texas, USA	Leased	218
United Kingdom
Ground Floor, Unit 17, Wiltshire House, County Park Business Centre, Swindon, UK	Leased	5,382
6180 Knights Court, Birmingham Business Park, Birmingham, UK	Leased	3,498
United Arab Emirates
Dubai Airport, Freezone, Dubai, United Arab Emirates	Leased	2,770
Brazil
Salas 1505, 1506 & 1507, Av. Marquês de São Vicente 446, São Aqulo, Brazil	Leased	1,722
Uganda
3rd Floor, Diamond Trust Building, Kampala Road, Uganda	Leased	185

We believe that our facilities are adequate for our current needs and that suitable additional space will be available as needed to accommodate any potential expansion.

Legal Proceedings

From time to time, we have been and may become involved in legal proceedings arising in the ordinary course of our business.

GOVERNMENT REGULATION

We are subject to laws and regulations relating to our business operations, including laws applicable to providers of Internet and mobile services both domestically and internationally, as we collect data, including personal data, disseminate data and, in some cases, sell data. The application of existing domestic and international laws and regulations relating to issues such as user privacy and data protection, marketing, advertising, inadvertent disclosure and consumer protection in many instances is unclear or unsettled.

The transmission of data over the Internet and cellular networks is a critical component of our SaaS business model. We believe that as cloud computing continues to evolve, increased regulation by federal, state and foreign agencies becomes more likely, including in the areas of data privacy and data security. In particular, we believe that the dynamic regulatory environment in the United States and the European Union is likely to result in additional and increasingly complex regulation in these areas and that new laws governing data privacy and data security will be enacted in many other regions. Laws governing the solicitation, collection, processing or use of data could impair our ability to manage and report on customer data, which is integral to the delivery of our SaaS solutions. Increased regulation will require us to devote legal and other resources to address this regulation. We have not completed a legal review to determine our compliance with data privacy and data security laws. As we expand our business and operations, we will be required to devote increased resources to regulatory compliance.

Data privacy regulations and applicable laws in the U.S., the European Union or elsewhere could limit our ability to use the data we gather from our customers, increase the cost of doing business and result in claims brought by our customers or third parties. As discussed below, South Africa, which is currently our largest market, is expected to adopt data privacy legislation in the near future.

South African Regulatory Environment

The Protection of Personal Information Bill, or “POPI,” is pending in South Africa and is expected to be enacted during 2013. If POPI becomes law, we anticipate being subject to a variety of obligations thereunder to take steps to protect personal information. Although we are continuing to evaluate the potential impact of POPI, taking into account our existing privacy and data security practices and procedures, we do not believe its implementation will have a material impact on our business.

A number of existing South African statutes regulate electronic communications, including the Electronic Communications Act No 36 of 2005 and the Electronic Communications and Transactions Act No 25 of 2002, which apply to a number of aspects of our business. These statutes regulate the generation, communication, production, processing, sending, receiving, recording, retaining, storing, displaying and use of any information, document or signature by or in electronic form. The Electronic Communications and Transactions Act requires us to implement reliable and auditable procedures relating to records maintained in electronic form.

U.S. Regulatory Environment

In addition to its regulation of Internet and, by extension, SaaS providers, the Federal Trade Commission, or “FTC,” has been asked by consumer groups to identify practices that may compromise privacy and consumer welfare; examine opt-in procedures to ensure consumers are aware of the type of data being collected and how it will be used; and create policies to halt abusive practices. The FTC has expressed interest in particular in the mobile environment and services that collect sensitive data, such as location-based information, which could conceivably be expanded to include transceiver products such as our in-vehicle devices.

Our business is affected by U.S. federal and U.S. state laws and regulations governing the collection, use, retention, sharing and security of data that we receive from and about our users. In recent years, regulation has focused on the collection, use, disclosure and security of information that may be used to identify or that actually identifies an individual, such as a name, address and/or email address. Although mobile and Internet advertising privacy practices are currently largely self-regulated in the U.S., the FTC has conducted numerous discussions on this subject and suggested that more rigorous privacy regulation is appropriate, possibly including regulation of non-personally identifiable information which could, with other information, be used to identify an individual.

Finally, we use GPS satellites to obtain location data for our in-vehicle devices. The satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense. The Department of Defense does not currently impose regulations in connection with our ability to access location data from the GPS satellite constellation. However, it could do so in the future.

European Union Regulatory Environment

We are subject to regulation under the laws of the European Union. Of particular relevance with regard to the regulation of our solutions are matters of data protection and privacy. More broadly, any processing of personal data in the course of the provision of services is governed by the European Union data protection regime. The framework legislation at a European Union level in respect of data protection is Directive 95/46/EC, which we refer to as the Data Protection Directive. The purpose of the Data Protection Directive is to provide for the protection of the individual’s right to privacy with respect to the processing of personal data. Each member state is obligated to have national legislation consistent with the Data Protection Directive.

Australian Regulatory Environment

The National Privacy Principles contained in the Privacy Act 1988 regulate the collection, use, retention, disclosure and security of personal information. Personal information is defined as “information or an opinion (including information or an opinion forming part of a database), whether true or not, and whether recorded in a material form or not, about an individual whose identity is apparent, or can reasonably be ascertained, from the information or opinion.” Personal information includes location-based information where the information enables the location of an individual to be ascertained. Australian privacy laws in general prohibit the transfer of personal information outside Australia unless the individual to whom the information relates has consented to the transfer or there is a data transfer agreement in place between the transferor and the transferee under which the transferee agrees to offer the same protections as are provided under Australian privacy laws. Amendments to these laws imposing stricter regulation will become effective in March 2014. These amendments include a provision making an organization which transfers data outside Australia responsible for any breaches of Australian privacy laws when personal information is transferred outside Australia, regardless of whether there is consent or a data transfer agreement in place. There are also proposals to introduce privacy breach reporting which have not yet been enacted.

MANAGEMENT

The names of the senior management and directors of MiX Telematics Limited, their ages at July 19, 2013 and their positions are set forth in the table below. The business address of each of our members of senior management and directors is c/o MiX Telematics Limited, Howick Close, Waterfall Park, Midrand, South Africa 1686. Effective upon the closing of the offering, Messrs. Shough, Buzer and Scott and Ms. Botha will resign as directors.

Name	Age	Position
Stefan Joselowitz	54	Chief Executive Officer and Director
Megan Pydigadu	38	Group Financial Director
Charles Tasker	49	Executive—Fleet Solutions and Director
Brendan Horan	38	Executive—Consumer Solutions
Gert Pretorius	45	Executive—Africa Fleet Solutions
Terence Buzer	64	Executive—Development and Engineering and Director
Riëtte Botha	45	Executive—Special Projects and Director
Howard Scott	54	Executive—Strategy and Acquisitions and Director
Richard Bruyns	60	Chairman
Hubert Brody	49	Director
Robin Frew	53	Director
Christopher Ewing	64	Director
Royston Shough	62	Director
Anthony Welton	65	Director
Enos Banda	48	Director
Fundiswa Roji	37	Alternate Director to Hubert Brody

Senior Management

Stefan Joselowitz has served as our Chief Executive Officer and as a member of our Board of Directors since he founded the Group in 1996. Since founding MiX, Mr. Joselowitz has overseen four acquisitions and successfully orchestrated the Company’s listing on the JSE. In 2008, he relocated to the United States as part of our global expansion strategy. Prior to MiX, from 1984 to 1995, he served as Chief Executive Officer, and previously, Sales Director, of Shurlok (Pty) Ltd, a developer of electronic systems for the automotive industry, helping to build the company into a leader in the field of vehicle safety and security.

Megan Pydigadu has served as our Group Financial Director and as a member of our Board of Directors since 2010. Previously, Ms. Pydigadu served as our Financial Controller. From 2005 until joining MiX in 2010, Ms. Pydigadu served as financial controller for Bateman Engineering, an international project management business based in South Africa. Ms. Pydigadu previously was an accountant with Deloitte & Touche and she is a registered accountant in South Africa.

Charles Tasker has served as the Executive responsible for Fleet Solutions world-wide since our acquisition of Omnibridge in 2007 and has served as a member of our Board of Directors since August 2007. Prior to MiX, Mr. Tasker founded DataPro in 1986, an internet service provider & software development company, which was acquired by Control Instruments Group Limited in 1996. As part of that acquisition, Mr Tasker joined Control Instruments to lead its fleet management business, which became OmniBridge. Mr. Tasker has more than 25 years of entrepreneurial and management experience working with companies in the technology sector.

Brendan Horan has served as the Executive responsible for Consumer Solutions since January 2012. From September 2008 until December 2011, Mr. Horan served as General Manager—Sales and Marketing of MiX Telematics Africa Pty Ltd. Previously, Mr. Horan served as our General Manager—RSA and Africa Fleet from March 2007 until September 2008. Mr. Horan is a registered accountant with previous accounting experience in South Africa and the United Kingdom.

Gert Pretorius has served as the Executive responsible for Africa Fleet Solutions since January 2012. He served in various other senior sales and operations roles at MiX before being appointed chief operating officer for MiX Africa in 2010. Previously, Mr. Pretorius served as operations manager for Omnibridge. From 1998 until joining Omnibridge, Mr. Pretorius held senior executive roles at fleet management companies including Super Group and Daimler Fleet Management and in the security industry at Coin Security Group.

Terence Buzer has served as the Executive of Development and Engineering since January 2011 and has served on our Board of Directors since August 2007. Previously, Mr. Buzer was the executive responsible for our European business from February 2008 until January 2011. Mr. Buzer has extensive international experience in the automotive component and fleet management businesses. He served as an executive on the board of directors of Control Instruments Group Limited from 1987 until joining MiX.

Riëtte Botha has served as the Executive of Special Projects since 2011 with a focus on developing our strategy to globalize our consumer business. Ms. Botha joined our predecessor company in 1999 as Financial Manager and she has been a member of the Board of Directors since October 2002. Ms. Botha has held a number of positions with the Company including Financial Director and Managing Director of MiX Telematics Africa Pty Ltd. Ms. Botha has been involved in most aspects of the MiX business during her tenure including roles in finance, operational management, product management, strategic planning and business development.

Howard Scott has served as the Executive of Strategy and Acquisitions since September 2010 and as a member of our Board of Directors since November 2010. Mr. Scott served as a consultant to us from March 2008 until November 2010 and served as our Financial Director from August 2007 until February 2008. Previously, Mr. Scott has held senior finance and accounting roles including as the financial director of a JSE-listed company and as the non-executive director of a JSE-listed accounting software provider.

Directors

Richard Bruyns has served as the Chairman of our Board of Directors since October 2007. Mr. Bruyns is also a member of our Audit and Risk Committee, our Nominations and Remuneration Committee and our Social and Ethics Committee. Mr. Bruyns serves as non-executive director on the board of directors of Conduit Capital Ltd., a publicly traded financial services company. Mr. Bruyns served as Chairman of New Africa Investments from 2009 until 2013.

Hubert Brody has served as a member of our Board of Directors since August 2010. Mr. Brody is also Chief Executive Officer and Chairman of the Executive Board of Imperial Holdings Limited, a leading vehicle distributor and retailing group and our largest indirect shareholder, since 2007.

Robin Frew has served as a member of our Board of Directors since November 1997. Mr. Frew serves as the Chairman of our Nominations and Remuneration Committee. Mr. Frew has served as the Chief Executive Officer of Masalini Capital Proprietary Limited, a private investment partnership, since 2002.

Christopher Ewing has served as a member of our Board of Directors since January 2012. Mr. Ewing serves a member of our Audit and Risk Committee and will assume the role of chairman of our Audit and Risk Committee upon Mr. Shough’s resignation effective as of the closing of the offering. Mr. Ewing serves as the chairman of the law firm of Cliffe Dekker Hofmeyr and a director in the Corporate and Commercial practice. Mr. Ewing has practiced corporate law for more than 30 years, specializing in mergers and acquisitions. Mr. Ewing serves on the board of directors and audit committee of BetterGroup Limited, a mortgage servicing company.

Royston Shough has served as a member of our Board of Directors since June 2012. Mr. Shough serves as the chairman of our Audit and Risk Committee. Mr. Shough served as a consultant and most recently, as a director in risk advisory, for Deloitte & Touche from 1971 until 2012. At Deloitte & Touche, Mr. Shough was responsible for the outsourced internal audit services to MiX. Mr. Shough serves as a director and on the audit and compliance, remuneration, and enterprise risk and capital management committees of the South African Bank of Athens Limited.

Anthony Welton has served as a member of our Board of Directors since February 2008. Mr. Welton serves as the chairman of our Social and Ethics Committee and a member of our Nominations and Remuneration Committee. Mr. Welton served as a financial consultant from 2003 until 2009 and as the Financial Director of Malbak Ltd., an industrial holding company, from 1997 until 2002.

Enos Banda has served as a member of our Board of Directors since May 2013. Mr. Banda is also a member of our Audit and Risk Committee. Mr. Banda has served as the Chief Executive Officer of Freetel Capital (Pty) Ltd., a private investment partnership, since 2006.

Fundiswa Roji served as a member of our Board of Directors from August 2007 until her resignation in May 2013, which resulted in her ceasing to be an independent director for JSE purposes by reason of her affiliation with Imperial Holding Limited. Ms. Roji continues to serve as an alternate director to Hubert Brody in order to afford us the benefit of her nine years of extensive experience with us in various non-executive roles. As an alternate director, Ms Roji has no power to act or vote unless Mr. Brody is absent. Ms. Roji is also a member of our Social and Ethics Committee. Ms. Roji has served as a Senior Manager—Strategy and Investor Relations at Imperial Holdings Limited, our largest indirect shareholder, since January 2013. Ms. Roji served as Director of Investments at Kagiso Tiso Holdings (Pty) Ltd., from 2001 until 2012.

Board of Directors

Our Board of Directors is composed of seven non-executive directors and six executive directors. Our Memorandum of Incorporation requires that our Board of Directors must be comprised of at least four directors. At least one-third of the non-executive directors retire by rotation each year and stand for re-election at each annual general meeting in accordance with our Memorandum of Incorporation. Director appointments during the year are ratified at the next annual general meeting. The expiration of our directors’ terms of office is set forth in the table below. As noted above, Messrs. Shough, Buzer and Scott and Ms. Botha will resign from our Board of Directors effective upon the closing of the offering.

Director	Year Current Term Expires
Enos Banda	2015
Richard Bruyns	2015
Robin Frew	2015
Christopher Ewing	2014
Royston Shough	2014
Hubert Brody	2013
Anthony Welton	2013

Directors are appointed on the basis of skill, experience and their contribution and impact on our activities. Apart from the statutory requirements relating to eligibility and qualification, no additional eligibility requirements or qualifications are stipulated in our Memorandum of Incorporation. In accordance with its annual meeting plan, our Board of Directors meets at least quarterly.

Board Committees

Our Board of Directors has established committees to assist in the execution of its responsibilities. Each committee operates in accordance with an approved charter and the performance of each committee is reviewed annually by our Board of Directors. The following is a brief description of each of the committees and their respective duties.

Audit and Risk Committee

Our Audit and Risk Committee assists our Board of Directors in matters relating to internal controls, financial reporting, external audit, internal audit, risk management and regulatory compliance. As of the effective date of the registration statement of which this prospectus is a part, our Audit and Risk Committee will operate under a written charter meeting the requirements of SOX. Among other things, our Audit and Risk Committee:

•	reviews internal control systems manuals developed by management;

•	evaluates the effectiveness of the internal control frameworks and reviews whether recommendations made by the external auditors have been implemented;

•	considers the adequacy of, and security of, our computer systems and evaluates contingency plans in the event of systems breakdowns and disasters;

•	oversees the financial reporting process and reviews the interim financial statements, annual financial statements, preliminary announcements and special documents prior to release;

•

reviews with management and the external auditor the financial statements, key accounting policies, practice and estimates, any changes to accounting policies and estimates and judgments, significant adjustments, unadjusted differences and any disagreements;

•	annually reviews the performance of the external auditor and nominates for appointment an independent registered auditor;

•	reviews processes to ensure that reliable and efficient risk management strategies, policies and risk insurance programs are in place; and

•	reviews the process for monitoring compliance with laws, regulations and our Code of Ethics and Conduct.

Members of our Audit and Risk Committee consist only of non-executive directors, each of whom is expected to be financially literate and at least one member is required to have expertise in financial reporting. As of the effective date of the registration statement of which this prospectus is a part, our Audit and Risk Committee will be comprised solely of independent board members within the meaning of SEC and NYSE rules for purposes of the audit committee. This composition is also in accordance with the Companies Act and JSE listing requirements. A representative from the outsourced internal audit function and the external auditors attend meetings. The Group

Financial Director attends all meetings, with the Chief Executive Officer attending the half-year and year-end results meetings. The Chairman of our Social and Ethics Committee is also invited to all Audit and Risk Committee meetings. The committee meets at least four times a year, with two meetings a year focused on risk management. The current members of our Audit and Risk Committee are Enos Banda, Richard Bruyns, Christopher Ewing and Royston Shough (Chair). Mr. Shough is our audit committee financial expert as defined by SEC rules.

Nominations and Remuneration Committee

This committee is responsible for:

•	setting the compensation and benefits of senior executives and executive directors;

•	advising on the fees of committee members and non-executive directors, which are approved by shareholders at the annual general meeting;

•	advising on senior executive and executive director appointments;

•	reviewing succession planning at the executive level;

•	confirming the share incentive plan and the allocation of awards under the plan; and

•	selecting and recommending candidates for appointment to our Board of Directors.

The committee meets at least four times a year. The current members of our Nominations and Remuneration Committee are Richard Bruyns, Robin Frew (Chair) and Anthony Welton. Our Nominations and Remuneration Committee is composed solely of independent directors within the meaning of SEC and NYSE rules of independence.

Social and Ethics Committee

In accordance with the Companies Act, we established this committee in fiscal year 2012. Our Social and Ethics Committee monitors our activities, particularly with respect to any relevant legislation, other legal requirements or prevailing codes of best practice, regarding matters relating to:

•

social and economic development, including the Company’s standing in terms of the goals and purposes of (a) the ten principles set out in the United Nations Global Compact Principles; (b) the Organization for Economic Cooperation and Development recommendations regarding corruption; (c) South African Employment Equity Act; and (d) BBBEE;

•	good corporate citizenship;

•	the environment, health and public safety, including the impact of our activities, products and services;

•	consumer relationships, including our advertising, public relations and compliance with consumer protection laws;

•	reviews the process for monitoring compliance with laws, regulations and our Code of Ethics and Conduct; and

•

labor and employment, including our standing in terms of the International Labour Organisation Protocol on decent work and working conditions and our employment relationships and our contribution toward the educational development of our employees.

The Chief Executive Officer and Group Financial Director are invited to attend all meetings. The committee meets at least four times a year. The current members of our Social and Ethics Committee are Riëtte Botha, Richard Bruyns, Fundiswa Roji and Anthony Welton (Chair).

Executive Committee

We have also established an Executive Committee that is responsible for devising our strategy for recommendation to our Board of Directors and to implement the strategies and policies approved by our Board of Directors. Our Executive Committee is also responsible for our day-to-day business and affairs. The current members of our Executive Committee are Stefan Joselowitz, Riëtte Botha, Terence Buzer, Megan Pydigadu, Howard Scott, Charles Tasker, Brendan Horan and Gert Pretorius.

Internal Auditor

Our internal audit function is outsourced to Deloitte & Touche, who works closely with our Group Financial Director but reports to our Audit and Risk Committee. The outsourced internal auditor has unrestricted access to our Chairman and members of our Audit and Risk Committee. The outsourced internal auditor is tasked with reviewing critical risk areas of our business. The outsourced internal auditor focuses on value-added operational controls and the adequacy thereof as opposed to the review of the effectiveness of financial controls, which is currently reviewed by management. However, we expect that as the role of the outsourced internal auditor develops, it will encompass review of the effectiveness of financial controls.

Compensation of Directors and Executive Officers

Non-Executive Director Compensation

Fees payable to non-executive directors are proposed and reviewed bi-annually by our Nominations and Remuneration Committee and recommended to our Board of Directors, which in turn makes recommendations to shareholders with reference to the fees paid by comparable companies, responsibilities taken by the non-executive directors and the importance attached to the retention and attraction of high-caliber individuals. At the most recent annual meeting of shareholders held on September 11, 2012, our shareholders approved non-executive director fees for fiscal year 2013 according to the following table.

Description	Annual Fee
Director’s fee	R	240,000
Chairman’s Fee (in addition to director’s fee)
Board		300,000
Audit and Risk Committee		150,000
Nominations and Remuneration Committee		85,000
Social and Ethics		80,000
Committee Fees (in addition to director’s fee)
Audit and Risk Committee		125,000
Nominations and Remuneration Committee		56,000
Social and Ethics		30,000

Non-executive directors do not participate in any incentive programs. Non-executive directors are not provided with bonuses or share option plans. We do not set aside or accrue any amounts to provide pension, retirements or similar benefits for our non-executive directors. The aggregate compensation we have paid or accrued for payment to our non-executive directors in fiscal year 2013 was approximately R3,181,000 ($344,000).

The following table sets forth the amounts paid to our non-executive directors for fiscal year 2013.

	Year ended March 31,
Non-Executive Directors	2013 (*)	2013
Richard Bruyns	$81,495	R	754,000
Hubert Brody (1)	25,940		240,000
Christopher Ewing (1)	39,451		365,000
Robin Frew (1)	31,993		296,000
Richard Friedman (2)	31,993		296,000
Fundiswa Roji (1) (3)	40,639		376,000
Royston Shough (4)	35,127		325,000
Anthony Welton	37,829		350,000

Sub-total	324,467		3,002,000
Value-added tax (1)	19,347		179,000

Total	$343,814	R	3,181,000

(*)	We have translated U.S. dollar amounts from South African rand at the exchange rate of R9.2521 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank for March 31, 2013.
(1)	Value-added tax included as part of invoice received. Directors’ fees shown exclude value-added tax.
(2)	Richard Friedman resigned from our Board of Directors effective March 31, 2013.
(3)	Fundiswa Roji resigned from our Board of Directors effective May 13, 2013 but continues to serve as an Alternate Director to Hubert Brody.
(4)	Royston Shough was appointed to our Board of Directors effective June 1, 2012.

Executive Director and Other Senior Management Compensation

Our remuneration policy is formulated to attract and retain high-caliber executives and motivate them to develop and implement our business strategy in order to optimize long-term shareholder value. Our objective is to have our remuneration policy conform to best practice standards. Our remuneration policy is based on the following key principles:

•	total rewards are set at levels that are considered to be responsible and competitive within the relevant market;

•	total incentive-based rewards are earned through the achievement of demanding growth and return targets consistent with shareholder interests over the short-, medium- and long-term;

•	incentive plans, performance measures and targets are structured to operate soundly throughout the business cycle; and

•	the design of long-term incentive plans is prudent and does not expose shareholders to unreasonable financial risk.

Executive compensation is comprised of the following four principal elements:

•	basic salary and living and travel allowances;

•	bi-annual incentive bonuses;

•	share incentive plans; and

•	retirement and other benefits including group life and health insurance.

The aggregate compensation, including benefits in kind, we paid or accrued for payment to our executive directors and other senior management for fiscal year 2013, was approximately R35,068,000 ($3,790,000).

The following table sets forth the amounts paid to our executive committee members for fiscal year 2013.

	Year ended March 31, 2013 (*)
Executives (1)	Salary and Allowances (2)		Other Benefits (3)		Retirement Benefits		Performance Bonuses (4)		Total
	(In thousands)
Stefan Joselowitz (5)	R	3,678		—		—	R	3,798	$808	R	7,476
Megan Pydigadu		1,746	R	91	R	71		1,632	383		3,540
Charles Tasker		2,199		40		189		2,285	509		4,713
Brendan Horan		1,662		97		68		1,544	364		3,371
Gert Pretorius		1,587		96		150		2,154	431		3,987
Terence Buzer		1,898		19		150		2,013	441		4,080
Riëtte Botha		2,326		11		90		704	338		3,131
Howard Scott (5)		2,636		—		—		2,134	516		4,770

Total	R	17,732	R	354	R	718	R	16,264	$3,790	R	35,068

(*)	We have translated U.S. dollar amounts from South African rand at the exchange rate of R9.2521 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank for March 31, 2013.
(1)	Each of the listed executives is party to an employment contract with us as described in “—Executive Employment Contracts.”
(2)	Allowances include cost of living and travel allowances.
(3)	Other benefits represent group life and health insurance.
(4)	Performance bonuses are based on actual amounts paid during the fiscal year.
(5)	Individuals paid in U.S. dollars. The amounts paid to individuals in U.S. dollars have been translated into South African rand at the exchange rate applicable at the time of payment.

Basic Salary

The basic salary of each executive is subject to annual review and is set to be responsible and competitive with external market practice in similar companies, which are comparable in terms of size, market sector, business complexity and international scope. Company performance, individual performance and changes in responsibilities are also taken into account when determining annual basic salaries.

Bi-Annual Incentive Bonus

All executives are eligible to receive a discretionary performance-related bi-annual bonus. Our Nominations and Remuneration Committee reviews bonuses at the half-year and at year-end, and determines the bonus level based on performance criteria set at the start of the performance period. The criteria include targets relating to subscriber revenue growth, cash generated, adjusted headline earnings and divisional operating profit growth and certain discretionary elements. The short-term incentive program is available to executive directors, senior executives and selected employees. Cash bonuses to senior executives and executive directors are approved by our Nominations and Remuneration Committee.

Share Incentive Plans

The long-term share incentive program is administered through the Group Executive Incentive Scheme, which is a share option plan. The share option plan and the award of share options to executive directors and senior executives are controlled by our Nominations and Remuneration Committee. Option awards for executive directors and senior executives are proposed by the executive directors to our Nominations and Remuneration Committee which, after review and consideration, recommends the award of such options as it deems appropriate to the full Board of Directors for approval. Selected participants will receive grants of share options which are conditional rights to receive our ordinary shares at prices equal to the exercise price. Options vest based on time and performance conditions. The performance conditions and time-based vesting schedules are determined by our Board of Directors on a grant-by-grant basis in respect of each new grant of options.

Performance targets and measuring terms relating to each option grant are detailed in a letter of grant issued to the plan participant. Options become exercisable upon vesting. Options vest over five years and are additionally subject to the achievement of either of the following performance conditions: (i) the price of our ordinary shares shall have reached a certain threshold level at any time prior to the expiration of the option, or (ii) the increase in share price less dividends paid shall have reached a certain threshold level for the period from the grant date to the exercise date. Upon exercise by a participant, we settle the options by delivering ordinary shares issued from authorized but unissued ordinary shares. Our options are treated as equity-settled instruments for accounting purposes.

Any senior employee with significant managerial or other responsibility, including any director holding a salaried position with us, is eligible to participate in the share incentive plan. As of March 31, 2013, options to purchase 63,675,000 of our ordinary shares with a weighted average exercise price of R1.38 ($0.15) per share were outstanding, and options for the purchase of 11,512,500 such shares were fully vested.

The following table sets forth the outstanding stock-based compensation benefits for executives at March 31, 2013.

	Grant Date	Number of Options (in thousands)	Option Strike Price (cents per share)	JSE Share Price on Grant Date (cents per share)	Expiry Date	Performance Conditions
						Share Price of (rand)	Minimum Shareholder Return of
Stefan Joselowitz	3/17/08	1,500	118	118	03/17/14	n/a	10%
	3/17/08	2,000	118	118	03/17/14	10.00	n/a
	12/09/08	500	70	58	12/09/14	n/a	10%
	12/09/08	1,000	70	58	12/09/14	5.00	n/a
	06/04/10	1,500	112	104	06/04/16	n/a	5%
	06/04/10	3,000	112	104	06/04/16	5.00	n/a
	01/03/12	—	154	160	01/03/18	n/a	10%
	11/07/12	2,500	246	300	11/07/18	n/a	10%

	Grant Date	Number of Options (in thousands)	Option Strike Price (cents per share)	JSE Share Price on Grant Date (cents per share)	Expiry Date	Performance Conditions
						Share Price of (rand)	Minimum Shareholder Return of
Megan Pydigadu	3/17/08	—	118	118	03/17/14	n/a	10%
	3/17/08	—	118	118	03/17/14	10.00	n/a
	12/09/08	—	70	58	12/09/14	n/a	10%
	12/09/08	—	70	58	12/09/14	5.00	n/a
	06/04/10	1,500	112	104	06/04/16	n/a	5%
	06/04/10	1,000	112	104	06/04/16	5.00	n/a
	01/03/12	—	154	160	01/03/18	n/a	10%
	11/07/12	1,000	246	300	11/07/18	n/a	10%
Charles Tasker	3/17/08	1,500	118	118	03/17/14	n/a	10%
	3/17/08	2,000	118	118	03/17/14	10.00	n/a
	12/09/08	500	70	58	12/09/14	n/a	10%
	12/09/08	1,000	70	58	12/09/14	5.00	n/a
	06/04/10	1,500	112	104	06/04/16	n/a	5%
	06/04/10	—	112	104	06/04/16	5.00	n/a
	01/03/12	2,000	154	160	01/03/18	n/a	10%
	11/07/12	2,000	246	300	11/07/18	n/a	10%
Brendan Horan	3/17/08	200	118	118	03/17/14	n/a	10%
	3/17/08	100	118	118	03/17/14	10.00	n/a
	12/09/08	150	70	58	12/09/14	n/a	10%
	12/09/08	50	70	58	12/09/14	5.00	n/a
	06/04/10	500	112	104	06/04/16	n/a	5%
	06/04/10	—	112	104	06/04/16	5.00	n/a
	01/03/12	1,000	154	160	01/03/18	n/a	10%
	11/07/12	1,500	246	300	11/07/18	n/a	10%
Gert Pretorius	3/17/08	500	118	118	03/17/14	n/a	10%
	3/17/08	200	118	118	03/17/14	10.00	n/a
	12/09/08	—	70	58	12/09/14	n/a	10%
	12/09/08	—	70	58	12/09/14	5.00	n/a
	06/04/10	500	112	104	06/04/16	n/a	5%
	06/04/10	—	112	104	06/04/16	5.00	n/a
	01/03/12	1,000	154	160	01/03/18	n/a	10%
	11/07/12	1,500	246	300	11/07/18	n/a	10%

	Grant Date	Number of Options (in thousands)	Option Strike Price (cents per share)	JSE Share Price on Grant Date (cents per share)	Expiry Date	Performance Conditions
						Share Price of (rand)	Minimum Shareholder Return of
Terence Buzer	3/17/08	1,500	118	118	03/17/14	n/a	10%
	3/17/08	2,000	118	118	03/17/14	10.00	n/a
	12/09/08	250	70	58	12/09/14	n/a	10%
	12/09/08	1,000	70	58	12/09/14	5.00	n/a
	06/04/10	1,500	112	104	06/04/16	n/a	5%
	06/04/10	—	112	104	06/04/16	5.00	n/a
	01/03/12	—	154	160	01/03/18	n/a	10%
	11/07/12	—	246	300	11/07/18	n/a	10%
Riëtte Botha	3/17/08	375	118	118	03/17/14	n/a	10%
	3/17/08	2,000	118	118	03/17/14	10.00	n/a
	12/09/08	250	70	58	12/09/14	n/a	10%
	12/09/08	1,000	70	58	12/09/14	5.00	n/a
	06/04/10	1,500	112	104	06/04/16	n/a	5%
	06/04/10	—	112	104	06/04/16	5.00	n/a
	01/03/12	—	154	160	01/03/18	n/a	10%
	11/07/12	—	246	300	11/07/18	n/a	10%
Howard Scott	3/17/08	—	118	118	03/17/14	n/a	10%
	3/17/08	—	118	118	03/17/14	10.00	n/a
	12/09/08	—	70	58	12/09/14	n/a	10%
	12/09/08	—	70	58	12/09/14	5.00	n/a
	06/04/10	1,500	112	104	06/04/16	n/a	5%
	06/04/10	1,000	112	104	06/04/16	5.00	n/a
	01/03/12	—	154	160	01/03/18	n/a	10%
	11/07/12	—	246	300	11/07/18	n/a	10%

Retirement Benefits

We provide retirement benefits to all our employees in South Africa, the United Kingdom and Australia. All of these retirement benefits are defined contribution plans and are held in separate trustee-administered funds. These plans are generally funded by both employee and company contributions. The South African plan is subject to the Pension Funds Act of 1956, the UK plan is subject to the United Kingdom Pensions Act 2011 (Commencement No. 3) and the Australian plan is subject to the Superannuation Guarantee Administration Act of 1992. For our United States employees, we offer a 401(k) plan. We currently do not match any employee contributions to the 401(k) plan.

The full extent of our liability is the contributions made, which are charged to the income statement as they are incurred. For fiscal years 2013 and 2012, we contributed an aggregate of R14.5 million and R12.8 million, respectively, in connection with these retirement benefits.

Life Insurance

We offer group life insurance coverage up to seven times the basic annual salary of each eligible employee and temporary absence cover for eligible employees who are long-term absentees for up to age 65 if the absence is due to illness or injury or for up to three years if the absence is due to any other reason.

Health Care

We offer health care insurance for certain employees and their dependents. The health plan provides coverage for in-patient, day-patient and out-patient treatments and employees have the option of adding the following enhancements to their plans: psychiatric cover, general practitioner referred services, hospital visits and dental and optical.

Other Benefits

Executives are compensated on a cost-to-company basis and as part of their package are entitled to a car allowance, provident fund contributions, medical, and death and disability insurance. The provision of these benefits is considered to be market competitive for executive positions.

We also provide childcare vouchers for employees with children. Vouchers are administered as a payroll deduction.

Executive Employment Contracts

We have entered into employment agreements with certain of our key employees, which are described below.

Stefan Joselowitz. Mr. Joselowitz is paid an annual cost to company salary package of $450,000 and is eligible to receive a bi-annual bonus of an amount to be determined by our Nominations and Remuneration Committee. Mr. Joselowitz’s employment agreement continues indefinitely until terminated by either party. However, Mr. Joselowitz’s employment may be terminated at any time if he is found guilty of misconduct or has committed a breach of a material obligation under the employment agreement. Mr. Joselowitz is also entitled to participate in our share option plan and his mobile phone and certain broadband communication costs are paid by us. The employment agreement also contains confidentiality, assignment of inventions and restraint of trade agreements.

Riëtte Botha. Mrs. Botha is paid an annual cost to company salary package of R2,427,400 ($262,362) and is eligible to receive an annual performance bonus that will be paid out on a bi-annual basis. The amount of the annual bonus varies from year to year and is determined by our Nominations and Remuneration Committee. Mrs. Botha’s employment agreement continues indefinitely until terminated by either party. However, Mrs. Botha’s employment may be terminated at any time if she is found guilty of misconduct or has committed a breach of a material obligation under the employment agreement. Mrs. Botha is entitled to participate in our share option plan and is provided with free use of a mobile phone. Mrs. Botha’s employment agreement also contains confidentiality, assignment of inventions and restraint of trade agreements.

Terence Buzer. Mr. Buzer is paid an annual cost to company salary package of R2,210,000 ($238,865) and is eligible to receive an annual bonus. The amount of the bonus varies from year to year and is determined by our Nominations and Remuneration Committee. Mr. Buzer’s

employment agreement continues indefinitely until terminated by either party. However, Mr. Buzer’s employment may be terminated at any time if he is found guilty of misconduct or has committed a breach of a material obligation under the employment agreement or if he consistently performs poorly, he is incompatible with our culture or he becomes incapacitated and unable to perform. Mr. Buzer is entitled to participate in our share incentive plan and is provided with free use of a mobile phone. Mr. Buzer’s employment agreement also contains confidentiality, assignment of inventions and restraint of trade agreements.

Megan Pydigadu. Ms. Pydigadu is paid an annual cost to company salary package of R2,100,000 ($226,975) and is eligible to receive an annual performance bonus that will be paid out on a bi-annual basis. The amount of the annual bonus varies from year to year and is determined by our Nominations and Remuneration Committee. Ms. Pydigadu’s employment agreement continues indefinitely until terminated by either party. However, Ms. Pydigadu’s employment may be terminated at any time if she is found guilty of misconduct or has committed a breach of a material obligation under the employment agreement or if she consistently performs poorly, she is incompatible with our culture or she becomes incapacitated and unable to perform. Ms. Pydigadu is entitled to participate in our share incentive plan and is provided with free use of a mobile phone. Ms. Pydigadu’s employment agreement also contains confidentiality, assignment of inventions and restraint of trade agreements.

Howard Scott. Mr. Scott is paid an annual cost to company salary package of $255,000 and is eligible to receive an annual performance bonus that will be paid out on a bi-annual basis. The amount of the annual bonus varies from year to year and is determined by our Nominations and Remuneration Committee. Mr. Scott is entitled to participate in our share incentive plan and is provided with a mobile phone. Mr. Scott’s employment agreement continues indefinitely until terminated by either party. However, Mr. Scott’s employment may be terminated at any time for justifiable and/or persistent breach of employment duties due to incapacity or poor performance, due to abscondment, if he is convicted of a criminal offense, if he fails to disclose relevant material information pertinent to the job requirements, if he is found guilty of any other conduct which will justify a dismissal at common law or due to misrepresentation in the employees resume. Mr. Scott’s employment agreement also contains confidentiality, assignment of inventions and restraint of trade agreements.

Charles Tasker. Mr. Tasker is paid an annual cost to company salary package of R2,750,000 ($297,230) and is eligible to receive an annual performance bonus that will be paid out on a bi-annual basis. The amount of the annual bonus varies from year to year and is determined by our Nominations and Remuneration Committee. Mr. Tasker is entitled to participate in our share incentive plan and is provided with free use of a mobile phone. Mr. Tasker’s employment agreement continues indefinitely until terminated by either party. However, Mr. Tasker’s employment may be terminated at any time if he is found guilty of misconduct or has committed a breach of a material obligation under the employment agreement or if he consistently performs poorly, he is incompatible with our culture or he becomes incapacitated and unable to perform. Mr. Tasker’s employment agreement also contains confidentiality, assignment of inventions and restraint of trade agreements.

Brendan Horan. Mr. Horan is paid an annual cost to company salary package of R2,000,000 ($216,167) and is eligible to receive an annual performance bonus that will be paid out on a bi-annual basis. The amount of the annual bonus varies from year to year and is determined by our Nominations and Remuneration Committee. Mr. Horan is also provided with a mobile phone for business purposes. Mr. Horan’s employment agreement continues indefinitely until terminated by either party. However, Mr. Horan’s employment may be terminated at any time if he is found guilty of misconduct or has committed a breach of material obligation under the employment agreement or if he consistently performs poorly, he is incompatible with our culture or he becomes incapacitated and unable to perform. Mr. Horan’s employment agreement also contains confidentiality, assignment of inventions, restraint of trade and non-solicitation agreements.

Gert Pretorius. Mr. Pretorius is paid an annual cost to company salary package of R2,000,000 ($216,167) and is eligible to receive an annual performance bonus that will paid out on a bi-annual basis. The amount of the annual bonus varies from year to year and is determined by our Nominations and Remuneration Committee. Mr. Pretorius is also provided with a mobile phone for business purposes. Mr. Pretorius’ employment agreement continues indefinitely until terminated by either party. However, Mr. Pretorius’ employment may be terminated at any time if he is found guilty of misconduct or has committed a breach of material obligation under the employment agreement or if he consistently performs poorly, he is incompatible with our culture or he becomes incapacitated and unable to perform. Mr. Pretorius’ employment agreement also contains confidentiality, assignment of inventions and restraint of trade agreements.

External Appointments

Executive directors are not permitted to hold external directorships or offices, other than those of a personal nature, without the approval of our Board of Directors.

Indemnification Agreements and Policies; Insurance

Our Memorandum of Incorporation provides that we may:

•	advance expenses to a director or directly or indirectly indemnify a director in respect of the defense of legal proceedings, as set forth in Section 78(4) of the Companies Act;

•	indemnify a director in respect of liability as set forth in Section 78(5) of the Companies Act; and

•	purchase insurance to protect us or a director as set forth in Section 78(7) of the Companies Act.

These indemnification provisions also apply to any former director, prescribed officer or member of any committee of our Board of Directors. We have proposed to our shareholders for their approval an amendment to our Memorandum of Incorporation that would automatically extend the indemnification provisions to all directors.

In addition, prior to the consummation of this offering, we intend to enter into agreements to indemnify our directors and executive officers to the maximum extent allowed under South African law. These agreements will, among other things, indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as a member of our Board of Directors.

Related Party Transaction Policy

Certain related party transactions (such as a transaction involving the acquisition or disposition of assets) are subject to JSE listings requirements, which, among other things, may require stockholder approval. A related party includes a material shareholder; a director or any person that was within the prior 12 months a director; an adviser that has or within the prior 12 months had a beneficial interest in the company; a principal executive officer or any person that was within the prior 12 months a principal executive officer; and certain other persons. Shareholder approval is required for a transaction where the ratio of cash consideration to market capitalization, or acquisition consideration comprised of equity securities to issued equity securities, is (i) more than 5% or (ii) less than or equal to 5%, but exceeds 0.25% and the independent professional expert appointed under the provisions of the JSE listings requirements states that the transaction is not fair. Under the Companies Act, intra-group loans and loans or issues of shares to directors require a special resolution of shareholders.

Upon the consummation of this offering, we will have adopted a related party transaction policy that provides that our Board of Directors, acting through our Audit and Risk Committee, is responsible for the review, approval, or ratification of related party transactions between us and related persons. The following is a summary of this policy:

We have adopted written policies and procedures that apply to any transaction or series of transactions in which we or a subsidiary are a participant and a related person has a direct or indirect material interest. A “related person” is defined under our policy as a director, officer, nominee for director, or 5% stockholder of the company since the beginning of the last fiscal year and their immediate family members. It is our practice to enter into or ratify related party transactions only when it is determined that the transaction in question is in, or is not inconsistent with, our best interests and those of our stockholders, including but not limited to situations where we may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when we provide products or services to related persons on an arm’s length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

Transactions involving related persons are reviewed by the Group Financial Director and Chief Executive Officer. The Group Financial Director and Chief Executive Officer determine whether a related person could have a direct or indirect material interest in such a transaction, and any such transaction greater than R500,000 is subject to review by our Audit and Risk Committee. Our Audit and Risk Committee then considers the transaction for approval under the above standard. The Group Financial Director and Chief Executive Officer jointly have the discretion to pre-approve related party transactions up to R500,000.

Disclosure of Interest

The Companies Act requires that a director who has a personal financial interest in a matter to be considered at a board meeting, or knows that a related person has a personal financial interest in the matter, must, among other things, disclose the interest and its general nature, disclose any material information relating to the matter and known to the director, and must recuse himself from the meeting and not take part in the consideration of the matter.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares at the date of this prospectus and after this offering by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually;

•	all of our executive officers and directors as a group; and

•	each selling shareholder.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to certain options that are currently exercisable or that may become exercisable within 60 days of July 19, 2013 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on 660,212,500 ordinary shares outstanding at July 19, 2013. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years.

Pursuant to the underwriting agreement among us, the selling shareholders and the underwriters, the selling shareholders will sell ordinary shares in the form of ADSs to the underwriters at the same price as the ordinary shares in the form of ADSs sold by us to the underwriters. The following table identifies certain information regarding the ordinary shares owned by the selling shareholders. In the event the option to purchase additional ordinary shares in the form of ADSs is not exercised in full by the underwriters, additional ordinary shares in the form of ADSs offered by the selling shareholders pursuant to such option will be reduced on a pro rata basis.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned Prior to Offering	Percentage of Outstanding Ordinary Shares Beneficially Owned Before this Offering	Number of Ordinary Shares to be Sold Pursuant to this Prospectus	Shares Subject to Option to Purchase Additional Shares	Ordinary Shares Beneficially Owned After this Offering	Percentage of Outstanding Ordinary Shares Beneficially Owned After this Offering	Ordinary Shares Beneficially Owned if the Option to Purchase Additional Shares is Exercised in Full	Percentage of Outstanding Ordinary Shares Beneficially Owned After this Offering (Option to Purchase Additional Shares Exercised in Full)
5% Shareholders
Imperial Holdings Limited (1)	189,803,260	28.8%	—	—	189,803,260	24.6%	189,803,260	24.6%
GAF Trust (2)	90,261,440	13.7%	15,000,000	5,000,000	75,261,440	9.8%	70,261,440	9.1%
Masalini Capital Proprietary Limited (3)	72,410,880	11.0%	8,000,000	4,000,000	64,410,880	8.4%	60,410,880	7.8%
Directors and Executive Officers
Richard Bruyns (4)	3,931,276	*	—	263,713	3,931,276	*	3,667,563	*
Hubert Brody	—	—	—	—	—	—	—	—
Robin Frew (5)	75,210,246	11.4%	10,000,000	4,000,000	65,210,246	8.5%	61,210,246	7.9%
Christopher Ewing	—	—	—	—	—	—	—	—
Fundiswa Roji	250,000	*	—	—	250,000	—	250,000	—
Royston Shough	—	—	—	—	—	—	—	—
Anthony Welton (6)	—	—	—	—	—	—	—	—
Stefan Joselowitz (7)	33,115,057	5.0%	2,824,006	2,824,006	30,291,051	3.9%	27,467,045	3.6%
Riëtte Botha (8)	9,923,040	1.5%	817,304	817,304	9,105,736	1.2%	8,288,432	1.1%
Terence Buzer (9)	6,726,570	1.0%	360,157	360,157	6,366,413	*	6,006,256	*
Megan Pydigadu (10)	1,283,333	*	—	—	1,283,333	*	1,283,333	*
Howard Scott (11)	14,714,820	2.2%	1,346,488	1,346,488	13,368,332	1.7%	12,021,844	1.6%
Charles Tasker (12)	4,513,320	*	—	—	4,513,320	*	4,513,320	*
Brendan Horan (13)	600,000	*	—	—	600,000	*	600,000	*
Gert Pretorius (14)	750,000	*	—	—	750,000	*	750,000	*
Enos Banda	—	—	—	—	—	—	—	—
All directors and executive officers as a group (16 persons) (15)	151,017,662	22.9%	15,347,955	9,611,668	135,669,707	17.6%	126,058,039	16.4%
Additional Selling Shareholders
Masalini Investments No.3 Prorietary Limited (16)	2,799,366	*	2,000,000	—	799,366	*	799,366	*
Thynk Capital Proprietary Limited (17)	13,911,040	2.1%	5,000,000	1,000,000	8,911,040	1.2%	7,911,040	1.0%
Quintin and Jean Baillie (18)	26,400,000	4.0%	2,596,050	2,803,950	23,803,950	3.1%	21,000,000	2.7%
Richard Friedman (19)	13,974,684	2.1%	4,481,342	2,489,634	9,493,342	1.2%	7,003,708	*
Pauline Friedman (20)	5,725,135	*	1,835,912	1,019,951	3,889,223	*	2,869,272	*
Susan Huxter (21)	4,344,906	*	1,393,306	774,059	2,951,600	*	2,177,541	*
Eveanne Friedman (22)	2,779,184	*	891,217	495,121	1,887,967	*	1,392,846	*
RFAI Services CC (23)	1,656,200	*	531,103	295,057	1,125,097	*	830,040	*
The Josam Trust (24)	641,826	*	205,818	114,343	436,008	*	321,665	*
Peter & Marie Welgemoed	600,000	*	192,405	106,892	407,595	*	300,703	*
Insight Consulting CC (25)	353,177	*	353,177	—	—	—	—	—
Carol Rangecroft	300,000	*	105,268	194,732	194,732	—	—	—

*	Ownership percentage is less than 1%.

(1)	Includes 109,803,260 ordinary shares owned by Imperial Corporate Services Proprietary Limited (“Imperial Corporate”) and 80,000,000 ordinary shares owned by Three Diamonds Trading 564 Proprietary Limited (“Three Diamonds”). Imperial Holdings Limited owns Imperial Corporate and a majority of Three Diamonds. Voting and investment power over the foregoing shares is exercised by the Board of Directors of Imperial Holdings Limited, which is comprised of the following individuals: Thulani Sikhulu Gcabashe, Thembisa Dingaan, Schalk Engelbrecht, Michael John Leeming, Phumzile Langeni, Mohammed Valli Moosa, Roderick John Alwyn Sparks, Ashley (Oshy) Tugendhaft, Younaid Waja, Hubert Rene Brody, Osman Suluman Arbee, Manuel Pereira de Canha, Recht Louis (Tak) Hiemstra, Santie Louise Botha, Gerhard Wessel Riemann and Marius Swanepoel.
(2)	Gordon Frew, an immediate family member of Robin Frew, is one of three trustees of the GAF Trust. The other trustees of the GAF Trust are Zell Rangecroft and David Nathan. Voting and investment power over the ordinary shares held by the GAF Trust is exercised by majority consent of the trustees.
(3)	Masalini Capital Proprietary Limited is 100% owned by the Robin Frew Family Trust, of which Robin Frew is one of three trustees and a beneficiary. Voting and investment power over the ordinary shares held by Masalini Capital Proprietary Limited is exercised by majority consent of Mr. Frew and the other trustees, Gordon Frew and Juanita Lou Koster.
(4)	Includes 3,931,276 ordinary shares held by IS Wealth Creator SPI SR Bruyns. IS Wealth Creator SPI SR Bruyns is an endowment policy entity owned by Richard Bruyns. Voting and investment power over the ordinary shares held by IS Wealth Creator SPI SR Bruyns is exercised by Mr. Bruyns. Excludes 300,000 ordinary shares held by Carol Rangecroft Mr. Bruyn’s spouse, and 353,177 ordinary shares held by Insight Consulting CC (an entity owned by Ms. Rangecroft), as to which Mr. Bruyns disclaims beneficial ownership.
(5)	Includes 72,410,880 ordinary shares held by Masalini Capital Proprietary Limited and 2,799,366 ordinary shares held by Masalini Investments No. 3 Proprietary Limited. Voting and investment power over the ordinary shares held by Masalini Investments No. 3 Proprietary Limited is exercised by Robin Frew. Excludes 13,911,039 ordinary shares held by Thynk Capital Proprietary Limited (“Thynk”), as to which Mr. Frew disclaims beneficial ownership. Thynk is owned in equal parts by three individuals, Mr. Frew, Neil Macdonald and Robert Ferguson. Voting and investment power over such shares is exercised by the directors of Thynk, Mr. Frew and Neil William Macdonald, subject to ultimate control by the owners of Thynk. Excludes 90,261,440 ordinary shares held by immediate family members, as to which Mr. Frew disclaims beneficial ownership. The 10,000,000 ordinary shares to be sold pursuant to this prospectus and the 4,000,000 shares subject to option to purchase additional shares represent the shares to be sold by or subject to option to purchase additional shares of Masalini Capital Proprietary Limited and Masalini Investments No. 3 Proprietary Limited.
(6)	Excludes 200,000 ordinary shares owned by Mr. Welton’s spouse, as to which he disclaims beneficial ownership.
(7)	Includes options to purchase 4,875,000 ordinary shares that are currently or will be exercisable within 60 days after July 19, 2013, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($13.51 per ADS) at any time prior to the expiration of the option.
(8)	Includes 125,000 ordinary shares owned by an immediate family member and options to purchase 1,750,000 ordinary shares that are currently or will be exercisable within 60 days after July 19, 2013, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($13.51 per ADS) at any time prior to the expiration of the option.
(9)	Includes options to purchase 3,125,000 ordinary shares that are currently or will be exercisable within 60 days after July 19, 2013, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($13.51 per ADS) at any time prior to the expiration of the option.
(10)	Includes options to purchase 1,250,000 ordinary shares that are currently or will be exercisable within 60 days after July 19, 2013, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($13.51 per ADS) at any time prior to the expiration of the option.
(11)	Includes options to purchase 1,250,000 ordinary shares that are currently or will be exercisable within 60 days after July 19, 2013, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($13.51 per ADS) at any time prior to the expiration of the option.
(12)	Includes 1,138,320 ordinary shares owned by a family trust of which Mr. Tasker, his spouse and Johan Pretorius are trustees and options to purchase 3,375,000 ordinary shares that are currently or will be exercisable within 60 days after July 19, 2013, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($13.51 per ADS) at any time prior to the expiration of the option. Voting and investment power over the ordinary shares held by such trust are exercised by Mr. Tasker and his spouse.
(13)	Represents options to purchase 600,000 ordinary shares that are currently or will be exercisable within 60 days after July 19, 2013, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($13.51 per ADS) at any time prior to the expiration of the option. Excludes 78,100 ordinary shares owned by Mr. Horan’s spouse, as to which he disclaims beneficial ownership.
(14)	Represents options to purchase 750,000 ordinary shares that are currently or will be exercisable within 60 days after July 19, 2013.
(15)	Includes options to purchase 16,975,000 ordinary shares that are currently or will be exercisable within 60 days after July 19, 2013, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($13.51 per ADS) at any time prior to the expiration of the option.
(16)	Voting and investment power over the ordinary shares held by Masalini Investments No. 3 Proprietary Limited is exercised by Robin Frew.
(17)	See note (5) above.
(18)	These ordinary shares are jointly owned by Quintin and Jean Baillie.
(19)	Includes 12,318,484 ordinary shares held by Mr. Friedman and 1,656,200 ordinary shares held by RFAI Services CC. Excludes 12,849,225 ordinary shares held by immediate family members, as to which Mr. Friedman disclaims beneficial ownership.
(20)	Excludes 21,098,774 ordinary shares held by immediate family members, as to which Ms. Friedman disclaims beneficial ownership.
(21)	Excludes 22,479,003 ordinary shares held by immediate family members, as to which Ms. Huxter disclaims beneficial ownership.

(22)	Excludes 24,044,725 ordinary shares held by immediate family members, as to which Ms. Friedman disclaims beneficial ownership
(23)	RFAI Services CC is owned by Richard Friedman and his spouse. Voting and investment power over the ordinary shares held by RFAI Services CC is exercised by Mr. Friedman.
(24)	Voting and investment power over the ordinary shares held by The Josam Trust is exercised by majority consent of the trustees, Douglas Jeffery, Jean Jeffery and Christopher Hanley.
(25)	Insight Consulting CC is a company owned by Carol Rangecroft, who is the spouse of Richard Bruyns. Voting and investment power over the ordinary shares held by Insight Consulting CC is exercised by Ms. Rangecroft.

As of July 19, 2013, we had four holders of record of our ordinary shares in the United States. Such holders of record currently hold less than 5% of our outstanding ordinary shares.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of the material transactions we entered into with related parties since the beginning of fiscal year 2012. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.

Upon the consummation of this offering, we will have adopted a related party transaction policy that provides that our Board of Directors, acting through our Audit and Risk Committee, is responsible for the review, approval, or ratification of related party transactions between us and related persons. In addition, all related party transactions are subject to JSE listings requirements which, among other things, require stockholder approval for related party transactions of a certain size. See “Management—Related Party Transaction Policy.”

One Stop Shop

In June 2011, we disposed of One Stop Shop, the vehicle conversion business unit forming part of our MiX Telematics Europe business, to Imperial Commercials Limited for approximately R2.3 million ($248,592). Imperial Commercials Limited is owned by Imperial Holdings Limited. The sale did not require board approval due to its size.

Control Instruments Group Limited

Control Instruments Group Limited and its subsidiaries provide contract manufacturing services to us. One of our former non-executive directors, Richard Friedman, sat on the board of Control Instruments Group Limited until resigning in June 2012. Richard Friedman resigned from our Board of Directors effective March 31, 2013. In addition, while Mr. Friedman was on the board of Control Instruments Group Limited, PI Shurlok Proprietary Limited, a subsidiary of Control Instruments Group Limited, sold us certain inventory. From April 1, 2013 through June 30, 2013, and in fiscal years 2013, 2012 and 2011 we paid PI Shurlok Proprietary Limited approximately R0 ($0), R11.9 million ($1.3 million), R91.5 million ($9.9 million) and R85.9 million ($9.3 million), respectively, for these services and inventory. We received R0 ($0), R236,000 ($25,508), R213,000 ($23,022) and R0 ($0), respectively, from April 1, 2013 through June 30, 2013 and for fiscal years 2013, 2012 and 2011 from Control Instruments Automotive Proprietary Limited for sales of our services in the ordinary course of business.

Thynk Property Fund Proprietary Limited

In November 2007, we entered into a lease agreement with Thynk Property Fund Proprietary Limited (“Thynk”) for our Midrand, South Africa office. At the time we entered into the lease, each of Stefan Joselowitz, our Chief Executive Officer, Riëtte Botha, our Executive—Special Projects, Robin Frew, a non-executive director, and Howard Scott, our Executive—Strategy and Acquisitions, either directly or indirectly held an equity interest in Thynk. Stefan Joselowitz, Riëtte Botha and Howard Scott each disposed of their interests in Thynk during fiscal year 2012 and no longer hold any equity interests in Thynk. GAF Trust, of which an immediate family member of Mr. Frew’s is a trustee, owns all the equity interests in Thynk. From April 1, 2013 through June 30, 2013, and in fiscal years 2013, 2012 and 2011 we paid Thynk approximately R1.5 million ($162,125), R5.8 million ($626,885), R6.2 million ($670,118) and R5.6 million ($602,998), respectively.

Imperial Group Limited

Imperial Group Limited beneficially owned approximately 28.8% of our outstanding shares at May 20, 2013. One of our non-executive directors, Hubert Brody, is the Chief Executive Officer of Imperial Group Limited. In addition, an alternate director, Fundiswa Roji, became an employee of Imperial Holdings Limited in January 2013. Ms. Roji resigned from our Board of Directors in May 2013 but continues to serve as an alternate director to Mr. Brody. Imperial Holdings Limited distributes our products through its motor vehicle dealership and car rental distribution channels. From April 1, 2013 through June 30, 2013 and in fiscal years 2013, 2012 and 2011, we paid Imperial Holdings Limited through certain of its subsidiaries R4.3 million ($464,759), R7.7 million ($832,243), R432,000 ($46,692) and R596,000 ($64,418), respectively, as commissions for sales made by its subsidiaries acting in its capacity as a distributor. We received R9.1 million ($983,560), R41.9 million ($4.5 million), R20.5 million ($2.2 million) and R1.4 million ($154,884), respectively, from April 1, 2013 through June 30, 2013 and for fiscal years 2013, 2012 and 2011 from Imperial Holdings Limited’s subsidiaries for sales of our products and services in the ordinary course of business.

DESCRIPTION OF CAPITAL STOCK

We are a public company incorporated in South Africa with registration number 1995/013858/06.

The following description is a summary of our share capital and the various provisions of our Memorandum of Incorporation, the Companies Act and the JSE listings requirements, which does not purport to be complete and is qualified in its entirety by reference to all of the provisions of those sources.

Share Capital

Our authorized share capital consists of a single class of 1,000,000,000 ordinary shares, no par value, each ranking pari passu in all respects.

Voting Rights

Each shareholder is entitled to vote on any matter to be decided by the shareholders and to one vote in respect of each share held in the case of a vote by means of a poll, and to vote at every general meeting or annual general meeting, in person or by proxy.

Issuance of Additional Shares and Pre-emption Rights

Our Board of Directors may resolve at any time to issue additional shares provided that:

•	our Board of Directors may only issue shares within the classes and to the extent that those shares have been authorized by or in terms of the Memorandum of Incorporation;

•

pursuant to a general authorization, our Board of Directors may only issue for cash additional ordinary shares representing up to 15% of the ordinary shares outstanding at the time of the general authorization and not with a greater than 10% discount to the 30-day VWAP as of the issuance date; and

•

if the voting power of the class of shares that are issued or issuable as a result of the transaction or series of integrated transactions will be equal to or exceed 30% of the voting power of all the shares of that class held by shareholders immediately before that transaction or series of integrated transactions, the approval of the shareholders by special resolution will also be required.

Although holders of ordinary shares have no pre-emptive rights under the Companies Act, the JSE listing requirements and our Memorandum of Incorporation require that any of our unissued equity securities must first be offered to existing shareholders pro rata to their holdings of shares unless these securities are issued (i) for the acquisition of assets or (ii) upon receipt of shareholder approval. Subject to shareholder approval at the shareholder meeting to be held prior to the completion of the offering, pre-emptive rights will not apply to shares deposited with the depository for issuance of ADSs because this offering involves a specific issuance of shares for cash.

Variation of Rights

Subject to the provisions of the Companies Act, we may from time to time, by way of a special resolution of shareholders (i.e., a resolution supported by the holders of at least 75% of the voting rights exercised on the resolution) and an amendment to the Memorandum of Incorporation, vary the preferences, rights, limitations or other terms of any shares; provided that if any amendment of the Memorandum of Incorporation relates to the variation of any preferences, rights, limitation and other share terms attaching to any other class of shares already in issue, that amendment must not be implemented without a special resolution of the holders of the shares of that class at a separate meeting. In such instances, the holders of such shares will be allowed to vote at the meeting of ordinary shareholders, subject to the provisions of the Memorandum of Incorporation dealing with “affected shareholders.”

Distributions of Assets on Liquidation

If we are liquidated, shareholders are entitled to receive their proportionate share of our net assets after the payment of creditors.

Changes in Capital or Objects and Powers

Subject to the provisions of the Companies Act and JSE listings requirements, we may from time to time, by way of a special resolution of the shareholders (i.e., a resolution supported by the holders of at least 75% of the voting rights exercised on the resolution) and an amendment to the Memorandum of Incorporation:

•	increase or decrease the number of authorized shares of any class of shares;

•	consolidate and reduce the number of issued and authorized shares of that class without an increase of its capital;

•	subdivide its shares of any class by increasing the number of its issued and authorized shares of that class without an increase of its capital;

•	reclassify any classified shares that have been authorized but not issued; or

•	classify any unclassified shares that have been authorized but not issued.

Rights of Minority Shareholders and Fiduciary Duties

Majority shareholders of South African companies have no fiduciary duties to minority shareholders. However the Companies Act provides certain relief and protection for minority shareholders, including access to the court in instances where such minority shareholder has been unfairly prejudiced. The provisions of the Companies Act are designed to provide some protection and relief for minority shareholders without overly restricting the powers of any majority shareholder. There may also be common law personal actions available to a minority shareholder of a company.

The fiduciary obligations of directors may differ from those in the United States and certain other countries. In South Africa, the common law imposes on directors a duty to act with care, skill and diligence and a fiduciary duty to conduct the company’s affairs honestly and in the best interests of the company. These common law fiduciary duties have also been codified in the Companies Act and include acting in good faith and for a proper purpose.

General Meetings of Shareholders

We are required to convene an annual general meeting at least once in each calendar year, but not more than fifteen months after the date of the previous annual general meeting. Our Board of

Directors is required to call a meeting of shareholders if one or more demands are delivered to us and each such demand describes the specific purpose for which the meeting is proposed and, in the aggregate, demands for substantially the same purpose are made by holders, as of the earliest time specified in any such demands, of at least 10% of the voting rights entitled to be exercised in relation to the matter proposed to be considered at the meeting. All meetings (whether called for the passing of special or ordinary resolutions) shall be called on not less than fifteen business days’ notice. Annual general meetings may be held by way of electronic communication, but may not be held by way of signed written resolutions.

Change of Control

Various transactions including, without limitation, those which result in a person or a group of persons acting in concert, holding shares entitled to exercise or cause to be exercised 35% of more of the voting rights at meetings of our shareholders, will be subject to the Takeover Regulations, which are regulated by the Takeover Regulation Panel. The Takeover Regulations impose various obligations in such circumstances including the requirement of an offer to minority shareholders.

A transaction will be subject to the approval of the competition authorities in terms of the Competition Act if it results in the acquisition of “control,” as defined in the Competition Act and otherwise falls within the scope of the Competition Act. The Competition Act prohibits a transaction falling within its scope from being implemented without the necessary approvals.

To the extent applicable, a transaction may be subject to JSE listing requirements as well as the approval of the Exchange Control Department of the South African Reserve Bank, and other applicable regulatory bodies.

Certain fundamental transactions, such as a merger, amalgamation, scheme of arrangement and sale of a majority of the company’s assets, require a special resolution of shareholders, and if 15% or more of shareholders vote against such a resolution, any dissenting shareholder may, within five days, require the company, at its expense, to obtain court approval before implementing the resolution. Even if less than 15% of the shareholders vote against the resolution, any dissenting shareholder may apply to court for a review of the transaction.

Non-South African Shareholders

There are no limitations in the Memorandum of Incorporation or under South African law on the right of non-South African shareholders to hold or exercise voting rights attaching to any of our ordinary shares.

Amendment of the Memorandum of Incorporation

The Memorandum of Incorporation may only be amended by a special resolution approved by the shareholders, or in compliance with a court order.

Differences in Corporate Law

You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Companies Act applicable to us which differ in certain respects from provisions of the Delaware corporate law. As the following statements are summaries, they do not address all aspects of South

African law that may be relevant to us and our shareholders. Before investing, you should consult your legal advisor regarding the impact of South African corporate law on your specific circumstances and reasons for investing.

Duties of Directors

The fiduciary obligations of directors may differ from those in the United States. In South Africa, common law imposes on directors a duty to act with care, skill and diligence and a fiduciary duty to conduct the company’s affairs honestly and in the best interests of the company. These common law fiduciary duties have also been codified in the Companies Act and require that when acting as a director, a person must exercise the powers perform the functions of a director:

•	in good faith and for a proper purpose;

•	in the best interests of the company; and

•	with the degree of care, skill and diligence that may reasonably be expected of a person:

•	carrying out the same functions in relation to the company as those carried out by that director; and

•	having the general knowledge, skill and experience of that director.

A director will be seen to have complied with these requirements, if the director has taken reasonably diligent steps to become informed about the matter; had a rational basis for believing the decision was in the best interests of the company; and either had no material financial interest in the matter (and had no reasonable basis to know that any related person had a financial interest in the matter) or complied with the requirements of the Companies Act in relation to disclosure of such interest and recusal from decisions relating to the matter.

A director is entitled to rely on one or more employees of the company whom the director reasonably believes to be reliable and competent in the functions performed or the information, opinions, report or statements provided. In addition, directors may rely on legal counsel, accountants or other professional persons where required.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders.

The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders.

A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Indemnification of Directors and Officers

We may advance expenses to a director or directly or indirectly indemnify a director in respect of the defense of legal proceedings or liability arising out of his service to us (or purchase insurance to protect us or the director) save in certain instances including bad faith, actual knowledge that conduct was outside the scope of the memorandum of incorporation or willful misconduct or willful breach of trust on the part of the director.

Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his/her conduct was unlawful.

Liability of Directors and Officers

South African law specifies a number of instances where a director may be held personally liable for his actions, such as instances where he has breached his duties, where he has acted without authority (where he has knowledge of his incapacity), where he has been party to any act or omission by the company despite knowing that the act or omission was calculated to defraud a creditor, employee or shareholder of the company or had another fraudulent purpose, as well as instances where he has been present at a meeting or participated in a decision and failed to vote against the decision, which decision contravened the provisions of the Companies Act (including the solvency and liquidity test).

Under Delaware law, a corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its stockholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock repurchases or stock redemptions, or any transaction from which a director derived an improper personal benefit.

Interested Directors

The Companies Act requires that a director who has a personal financial interest in a matter to be considered at a board meeting, or knows that a related person has a personal financial interest in the matter, must, amongst other things, disclose the interest and its general nature, disclose any material information relating to the matter and known to the director, and must recuse himself from the meeting and not take part in the consideration of the matter. Non-compliance with these requirements can, however, be ratified by an ordinary resolution of shareholders. Under Delaware law, such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Committees of the Board of Directors

The Companies Act provides that except to the extent that the company’s Memorandum of Incorporation provides otherwise, the board may appoint any number of committees of directors and delegate to any committee any of the authority of the board. Our Memorandum of Incorporation does not restrict this provision and we have a number of committees, including an Executive Committee, an Audit and Risk Committee, a Remuneration and Nominations Committee and a Social and Ethics Committee.

Delaware law allows the board of directors of a corporation to delegate many of its powers to committees, but those committees may consist only of directors.

Voting Rights and Quorum Requirements

Under South African law, the meeting, voting and quorum requirements are governed by a company’s memorandum of incorporation and the Companies Act, except in certain circumstances. The quorum for a shareholders’ meeting of ours to begin or for a matter to be considered, is at least three shareholders entitled to attend and vote. In addition, a shareholders’ meeting may not begin and no matter may be decided until sufficient persons are present to exercise, in aggregate, at least 25% of the voting rights. If a quorum is not achieved, the meeting will be postponed by one week and if at the adjourned meeting, a quorum is still not achieved, those present will be deemed to constitute a quorum.

For an ordinary resolution to be approved it must be supported by more than 50% of the voting rights exercised in relation to such resolution. For a special resolution to be approved, it must be supported by the holders of at least 75% of the voting rights exercised in relation to such resolution. The Companies Act sets out a number of matters where the approval of a special resolution is required (e.g., amendment of charter documents, granting of financial assistance, winding up of the company). Companies may add further matters to this list specified in the Companies Act. In accordance with the provisions of the Companies Act and in compliance with the JSE listings requirements, we have included a requirement that an increase or decrease in the number of authorized shares and the classification and reclassification of shares may not be undertaken by our Board of Directors and requires approval of 75% of the votes represented, of our shareholders. Furthermore, any share repurchase by us requires the same level of shareholder approval. In addition, JSE listings requirements requires a special majority of 75% of the voting rights for an ordinary resolution relating to certain matters including the issuance of equity securities for cash.

Shareholders are entitled to one vote on a show of hands, irrespective of the number of voting rights held, or where voting takes place on a poll, the shareholders shall have such number of voting rights as equates to the securities held by that shareholder. We have proposed to our shareholders for their approval an amendment to our Memorandum of Incorporation providing that all votes shall be taken by way of poll.

Under Delaware law, unless otherwise provided in the company’s certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Delaware law provides that a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Dividends

Under South African law, a company may not make any proposed distribution unless:

•	the distribution:

•	is pursuant to an existing legal obligation of the company, or a court order; or

•	the board of the company, by resolution, has authorized the distribution;

•	it reasonably appears that the company will satisfy the solvency and liquidity test (set out in the Companies Act) immediately after completing the proposed distribution; and

•

the board, by resolution, has acknowledged that it has applied the solvency and liquidity test, and reasonably concluded that the company will satisfy the test immediately after completing the proposed distribution.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Amalgamations, Mergers and Similar Arrangements and Takeovers

Various transactions including, without limitation, those which result in a person or a group of persons acting in concert, holding shares entitling the holder(s) to exercise or cause to be exercised 35% of more of the voting rights at meetings of shareholders of the company, will be subject to the Takeover Regulations, which are regulated by the Takeover Regulation Panel. The Takeover Regulations impose various obligations in such circumstances including the requirement of an offer to minority shareholders.

Two or more companies may amalgamate or merge under South African law, if upon the implementation of the amalgamation or merger, each amalgamated or merged company will satisfy the solvency and liquidity test set out in the Companies Act. The boards of each company are required to consider the solvency and liquidity test and if the boards reasonably believe that each proposed amalgamated or merged company will satisfy the solvency and liquidity test, the agreement may be submitted for consideration at a shareholders meeting. The amalgamation or merger will need to be approved by way of special resolution of the shareholders and in certain circumstances, a compliance certificate will need to be obtained from the Takeover Regulation Panel.

A transaction will be subject to the approval of the competition authorities in terms of the Competition Act if it results in the acquisition of “control,” as defined in the Competition Act and otherwise falls within the scope of the Competition Act. The Competition Act prohibits a transaction (falling within its ambit) from being implemented without the necessary approvals.

To the extent applicable, a transaction may be subject to JSE listings requirements, as well as the approval of the Exchange Control Department of the South African Reserve Bank, and other applicable regulatory bodies.

Certain fundamental transactions (such as a merger, amalgamation, scheme of arrangement and sale of a majority of the company’s assets) require a special resolution of shareholders, and if 15% or more of shareholders vote against such a resolution, any dissenting shareholder may (within five days) require the company, at its expense, to obtain court approval before implementing the resolution. Even if less than 15% of the shareholders vote against the resolution, any dissenting shareholder may apply to court for a review of the transaction.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive payment in the amount of the fair market value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

In respect of takeover transactions, under Delaware law, the board of directors may take defensive actions against a takeover if the directors believe in good faith that the takeover is a threat to the company’s interests and if the response is reasonable in light of the threat posed by the takeover. However, the board may not use such measures for its own personal interests. For example, a board may institute defensive measures to allow it to negotiate a higher price with the acquirer or prevent shareholders from being coerced into selling at a price which is clearly too low. However, the board may not use such measures just to keep itself in control of the company. This is different from South African law, where the board may not, without shareholder and Takeover Regulation Panel approval, do anything which may result in the frustration of a genuine offer.

In addition, the completion of certain merger or acquisition arrangements above a statutory threshold level is also subject to the receipt of competition and antitrust clearances in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder, such merger or acquisition transactions may not be completed until notification and report forms have been filed with the Federal Trade Commission and the Department of Justice and the applicable waiting periods have expired.

Shareholders’ Suits

Generally, shareholders in South Africa may not sue for wrongs suffered by the company (derivative actions) and any such action would instead be implemented in the name of the company, under the direction of the board. The Companies Act does, however, afford shareholders (and certain other interested persons) the right to serve a demand on the company to commence or continue legal proceedings, or take related steps, to protect the legal interests of the company. Shareholders would also be entitled to sue in their own names for prejudices or wrongs that they have suffered through the actions of the company and/or the directors.

A shareholder or a director may apply to court for relief if any act of omission of the company has had a result that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, such person.

Further, even if a resolution (in relation to a fundamental transaction) has been adopted by way of a special resolution, the company may not proceed to implement the resolution without the approval of a court if the resolution was opposed by at least 15% of the voting rights that were exercised on that resolution and any person who voted against the resolution has required the company to seek court approval; or the court, on an application by any person who voted against the resolution, grants that person leave to apply to court for a review of the transaction.

In certain circumstances (namely resolutions relating to the alteration of the company’s memorandum of incorporation that prejudicially alter the rights of a particular class of shares, or any fundamental transaction, such as a takeover or merger), the Companies Act allows dissenting shareholders to lodge a written objection to the resolution prior to the vote being cast, and if the resolution is then adopted such shareholders may demand that the company pay them the fair value for all of the shares of the company held by that person.

Delaware law generally allows a shareholder to sue for wrongs suffered by the company if the shareholder first demands that the company sue on its own behalf and the company declines to do so, but allows the shareholder to. In certain situations, such as when there are specific reasons to believe that the directors are protecting their personal interests, the shareholder may sue directly without first making the demand.

Inspection of Corporate Records

Rights of access to information (including access to inspect and copy the company’s memorandum of incorporation, directors’ reports, reports of annual meetings, notices and minutes of annual meetings and the securities register) are granted to persons who hold or have a beneficial interest in any securities in South African companies, under the Companies Act.

Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

Shareholder Proposals

The Companies Act provides that any two shareholders of a company may propose a resolution concerning any matter in respect of which they are each entitled to exercise voting rights and may require that the resolution be submitted to shareholders for consideration at a special meeting demanded in accordance with the provisions of the Companies Act, at the next meeting of shareholders or by way of written vote.

Under Delaware law, a corporation’s bylaws may provide that if the corporation solicits proxies with respect to an election of directors, it may be required, to the extent and subject to such procedures or conditions as may be provided in the bylaws, to include in its proxy solicitation materials, in addition to individuals nominated by the board of directors, one or more individuals nominated by a shareholder. Furthermore, the corporation’s bylaws may provide for the reimbursement by the corporation of expenses incurred by a shareholder in soliciting proxies in connection with an election of directors, subject to certain procedures and conditions. Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which other business may be brought before a meeting.

Calling of Special Shareholders’ Meetings

The board of a company is required to call a shareholders meeting if one or more written and signed demands for such meeting are delivered to the company, and each such demand described the specific purposed for which the meeting is proposed; and in aggregate, demands for substantially the same purpose are made and signed by holders of at least 10% of the voting rights entitled to be exercised in relation to the matter proposed to be considered at the meeting.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Staggered Board of Directors

In accordance with our Memorandum of Incorporation, no directors are appointed for life or for an indefinite period and at least one-third of the non-executive directors retire by rotation each year and stand to re-election at the annual general meeting in accordance with the Memorandum of Incorporation.

Delaware law permits corporations to have a staggered board of directors.

Approval of Corporate Matters by Written Consent

Except in respect of annual general meetings or, in the case of a listed company, any meetings required in terms of the JSE listings requirements, any matter that could be voted on by shareholders at a meeting may instead be submitted for consideration to the shareholders entitled to vote thereon, and voted on in writing by the shareholders within 20 business days thereafter.

In addition, South African company law also provides for electronic communication at shareholders meetings and for meetings to be conducted entirely by way of electronic communication; provided that the electronic communication employed ordinarily enables all persons participating in the meeting to communicate concurrently with each other without an intermediary, and to participate reasonably effectively in the meeting.

Delaware law permits shareholders to take action by the consent in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted.

Amendment of Constitutional Documents

Under South African law, a company’s memorandum of incorporation may only be amended by way of a special resolution approved by the shareholders, or in compliance with a court order.

Under Delaware law, a company’s certificate of incorporation may be amended if the amendment is approved by both the board of directors and the shareholders. Unless a different percentage is provided for in the certificate of incorporation, a majority of the voting power of the shareholders of the corporation is required to approve an amendment. Under Delaware law, the certificate of incorporation may limit or remove the voting power of a class of the company’s stock. However, if the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of a class of stock, the holders of shares of that class are entitled to vote, as a class, upon the proposed amendment, without regard to the restriction in the certificate of incorporation. Additionally, Delaware law allows the bylaws of the corporation to be amended either by the shareholders or, if allowed in the certificate of incorporation, by the board of directors.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 25 shares (or a right to receive 25 shares) deposited with the principal Johannesburg office of any of Standard Bank of South Africa, FirstRand Bank Ltd or Societe Generale (ZA), as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. South African law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find More Information” for instructions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of South Africa and of our Memorandum of Incorporation or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as described in the following sentence. If we request the depositary to solicit your instructions but the depositary does not receive instructions by the specified date, the depositary will give a discretionary proxy to a person designated by us to vote the shares as to each matter to be voted on, unless we notify the depositary that (i) we do not wish to receive a proxy, (ii) substantial opposition to the matter exists or (iii) the matter would materially and adversely affect the rights of holders of ADSs.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon as soon as practicable in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our shares;

Reclassify, split up or consolidate any of the deposited securities;

Distribute securities on the shares that are not distributed to you; or,

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities;

and,

The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The deposit agreement permits the depositary to deliver shares before surrender of ADSs if the shares are delivered to a South African bank. This is called a pre-release of the shares. Pre-release of ADSs and pre-release of shares is referred to generally as pre-release. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release of ADSs is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release of ADSs. The depositary may pre-release only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be remitted; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate and, in the case of a pre-release of shares, preceded or accompanied by an unconditional guaranty by a South-African bank to deliver ADSs for cancellation on the same calendar day on which the shares are delivered to the South-African bank (or, if such ADSs are not so delivered, to return the shares) and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs; Disclosure of Interests

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

In the deposit agreement, each ADS holder agrees to comply with requests from us pursuant to applicable law or the rules of any applicable stock exchange or clearing system, or our Memorandum of Incorporation, as to the capacity in which the ADS holder owns ADSs (and the ordinary shares as the case may be) and regarding the identity of any other persons interested in those ADSs (and the ordinary shares, as the case may be) and the nature of such interest and various other matters, whether or not they are ADSs holders at the time of such request.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SHAREHOLDERS

The following summary describes certain exchange control consequences of acquiring and disposing of shares. Investors should consult their own advisors as to the exchange control consequences of acquiring and disposing of shares.

Currency and shares are not freely transferable from South Africa to any jurisdiction falling outside the geographical borders of the Republic of South Africa, other than jurisdictions falling within the Common Monetary Area (South Africa, Lesotho, Swaziland and Namibia), and must be dealt with in terms of the South African exchange control regulations as described below. The South African exchange control regulations also regulate the acquisition by former residents (i.e., emigrants) and non-residents of shares.

Applicants who are resident outside the Common Monetary Area should seek advice as to whether any governmental and/or other legal consent is required and/or whether any other formality must be observed to enable an acquisition to be made.

The following summary is intended as a guide and is therefore not comprehensive. If investors are in any doubt regarding South African exchange control regulations, they should consult their professional advisors.

Applicants Resident Outside the Common Monetary Area

•

A person who is not resident in the Common Monetary Area, including an emigrant not using emigrant blocked funds, should obtain advice as to whether any governmental and/or other legal consent is required and/or whether any other formality must be observed to enable an acquisition of ADSs.

•

In the case of a dematerialized share held by a shareholder, all shares issued will be credited directly to the ordinary shareholder’s non-resident share account held by his duly appointed CSDP. The CSDP or broker through whom the company’s shareholders have dematerialized their shares will ensure that they adhere to the South African exchange control regulations.

•

Applicants resident outside the Common Monetary Area should note that, where shares are subsequently re-materialized and issued in certificated form, such share certificates will be endorsed “Non-Resident” in terms of the South African exchange control regulations.

Investments in South African Companies

A non-resident investor may invest freely in ordinary shares (including ADSs) in a South African company, provided that such transactions are concluded at arm’s length, at fair market-related prices and are financed in an approved manner. In this regard, such financing must be in the form of the introduction of foreign currency, South African rand from a non-resident account or in terms of approved local borrowings that comply with exchange control regulations. The creation of any loan account between a resident and a non-resident would require prior exchange control approval.

Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review by the South African Reserve Bank when the consideration is in cash, but may require South African Reserve Bank review in certain circumstances, including when the consideration is equity in a non-South African company or when the acquisition is financed by a loan from a South African lender.

Any foreign investor may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction, provided that such transactions are concluded at arm’s length and at market-related prices.

Dividends

Dividends declared to non-resident shareholders are not subject to approval by the South African Reserve Bank and are freely transferable to non-resident shareholders by publicly listed companies. The transfer of funds abroad in respect of the declaration of a dividend in specie or special dividend by a publicly listed company requires prior South African Reserve Bank approval.

Interest

Interest on foreign loans is freely transferable abroad, provided the introduction of the loans received prior South African Reserve Bank approval.

Voting Rights

There are no limitations imposed by South African law or by our Memorandum of Incorporation on the rights of non-South African shareholders to vote the ordinary shares.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 770,212,500 outstanding ordinary shares, including ordinary shares represented by ADSs, assuming no exercise of the underwriters’ over-allotment option. Of these shares, the 157,402,450 shares sold in this offering in the form of ADSs will be freely tradable without restriction or further registration under the Securities Act, except for any ordinary shares purchased by our affiliates within the meaning of Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144 of the Securities Act (as in effect on the date of this prospectus), beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our ordinary shares in the form of ADSs for a period of at least six months is entitled to sell upon expiration or waiver of the lock-up arrangements described below within any three-month period a number of ordinary shares in the form of ADSs that does not exceed the greater of either 1% of the then outstanding shares, or the average weekly trading volume of our ordinary shares in the form of ADSs on the NYSE during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the ordinary shares in the form of ADSs proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such ordinary shares in the form of ADSs without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their ordinary shares in the form of ADSs, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. Following the completion of this offering, except for the 524,389,829 ordinary shares (which includes shares subject to certain options that are currently exercisable or may become exercisable within 60 days of July 19, 2013) that are the subject of lock-up agreements and shares held by our affiliates as contemplated by Rule 144, all of the ordinary shares in the form of ADSs sold in this offering will be freely tradable in the United States without restrictions or further registration under the Securities Act.

Rule 701

In general, under Rule 701 of the Securities Act as in effect on the date of this prospectus, each of our employees, consultants or advisors who acquires our ordinary shares in the form of ADSs from us in connection with a compensatory stock plan or other written in the form of ADSs agreement executed prior to the closing of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions that do not involve efforts to condition the market in the United States for the offered securities are not subject to the registration or prospectus delivery requirements of the Securities Act. As of the date of this prospectus, the following ordinary shares may be resold in compliance with Regulation S:

•	336,366,578 of our ordinary shares beneficially owned by persons other than our affiliates;

•

150,767,662 ordinary shares, all of which are subject to lock-up agreements, beneficially owned by officers and directors who are our affiliates solely by virtue of holding such positions, provided that they do not pay sales fees in excess of usual and customary broker’s commissions; and

•

190,053,260 of our ordinary shares, all of which are subject to lock-up agreements, beneficially owned by our other affiliates, subject in certain cases to the satisfaction of additional conditions contained in Regulation S, which conditions may be more stringent following the completion of this offering.

Lock-up Agreements

We and our directors, executive officers and certain shareholders representing 524,389,829 ordinary shares (which includes shares subject to options that are currently exercisable or may become exercisable within 60 days of July 19, 2013) have agreed that, subject to certain exceptions, without the prior written consent of Raymond James & Associates, Inc. and William Blair & Company, L.L.C., will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•

offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any of our ordinary shares or ADSs, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any of our ordinary shares or ADSs held by such persons or acquired by such persons after the date of this prospectus, or that may be deemed to be beneficially owned by such persons; or

•

exercise or seek to exercise or effectuate in any manner any rights of any nature that such persons have or may have to require us to register under the Securities Act the undersigned’s sale, transfer or other disposition of any of our ordinary shares, ADSs or other securities held by such persons, or to otherwise participate as a selling security holder in any manner in any registration effected by us under the Securities Act.

Each of these agreements is subject to certain exceptions, as set forth in “Underwriting.”

Share Incentive Plan

As of July 19, 2013, options to purchase 63,425,000 of our ordinary shares granted under our share incentive plan were outstanding, and options for the purchase of 14,400,000 such shares were fully vested.

TAXATION

South African Tax Considerations

The following summary provides relevant tax information in relation to South African fiscal laws and describes the material South African tax consequences of the purchase, ownership and disposal of shares and ADSs. It is not a complete description of all the tax issues and of all possible tax consequences of such purchase, ownership or disposal. To the extent that such summary sets forth specific legal conclusions under South African income tax law, it represents the opinion of Werksmans Attorneys, Johannesburg, South Africa. This summary is based on the laws as in force and as applied in practice on the date of this prospectus and is subject to changes to those laws and practices subsequent to the date of this prospectus. Investors should consult their own advisors as to the tax consequences of the purchase, ownership and disposal of the ADSs and shares in light of their particular circumstances, including, in particular, the effect of any state, regional, local or other tax laws.

Residence-Based System of Taxation

Residents of South Africa are taxed on their worldwide income and capital gains, whereas non-residents are taxed only on income and certain capital gains arising from a South African source. Listed shares held by a non-resident would generally not be subject to capital gains tax, or “CGT.”

Individuals

An individual will be a resident of South Africa for tax purposes if either of the following applies:

•

Such individual is “ordinarily resident” in South Africa. This expression is not defined in the Income Tax Act No 58 of 1962, or the “Income Tax Act,” and therefore its meaning is determined according to guidelines established by the courts. Generally, a person’s ordinary residence will be “the country to which he would naturally and as a matter of course return from his wandering; as contrasted with other lands it might be called his usual or principal residence and it would be described more aptly than other countries as his real home.”

•

The requirements of the physical presence test are met. This is generally determined with reference to the number of days spent by the individual in South Africa during a five-year period, and applies only if he or she is not ordinarily resident in South Africa.

Legal Persons (Company, Close Corporation and Trust)

As regards legal persons (and for these purposes, a trust is deemed to be a person), a resident is defined in the Income Tax Act as any person which is incorporated, established or formed in South Africa or which has its place of effective management in South Africa.

General Proviso Regarding Treaty Resident Persons

The Income Tax Act excludes from the definition of “resident” any person (legal or natural) that is deemed to be exclusively resident in another country in terms of an agreement for the avoidance of double taxation to which South Africa and that other country are parties. Such a treaty exists between the United States and South Africa effective December 28, 1997.

Dividend Income

Dividends declared by a South African-resident company are exempt from income tax in the hands of the recipient. A withholding tax, known as dividends tax, is levied at the rate of 15% on dividends distributed by a South African-resident company to its shareholders, whether those shareholders are South African residents or non-residents. In addition, a non-resident company listed on the JSE is also liable to withhold the tax in respect of those of its shares which are on the South African register. However, a rebate/credit against the dividends tax is granted in respect of any foreign withholding tax paid on that dividend.

Dividends tax is a final tax withheld by the company declaring the dividend, and applies to any distribution that is made by the company other than a distribution out of contributed tax capital (a defined term which generally means the share capital of a company). The definition of “dividend” is very broad and means any amount transferred or applied by a company for the benefit or on behalf of any person in respect of any share in that company. Because the definition is so broad, and therefore is likely to cover any transaction other than a formal dividend which represents a distribution of profits to a shareholder, there is only one deemed dividend rule which applies where a company makes a loan at less than a market-related rate of interest to any person (but a company resident in South Africa is not subject to this rule because company to company dividends are in any event exempt from the tax). There are also other deemed dividends which apply where there are attempts to avoid the tax by means of dividend swaps, or by means of scrip loans, or by means of repo arrangements.

Where a company buys back its own shares, the proceeds, to the extent that they are not out of contributed tax capital, are treated as a dividend. The exception to this rule is where a listed company buys back its shares on the market (i.e., effectively only off-market deals are treated as giving rise to dividends).

Certain shareholders are exempt from the dividends tax, including South African-resident companies, public benefit organizations and other tax-exempt bodies, such as a pension fund. Except where a corporate shareholder forms part of the same group (for tax purposes) as the company declaring a dividend, the aforementioned exemptions are only available if the shareholder has timely submitted to the company (or the regulated intermediary) a prescribed declaration and undertaking confirming its entitlement to the exemption.

A similar declaration and undertaking must be submitted by a non-resident who finds that a lower rate of withholding tax is applicable in terms of any relevant double tax agreement entered into between South Africa and the shareholder’s country of residence.

The predecessor to dividends tax was secondary tax on companies, or “STC,” which was a corporate tax paid on the excess of dividends distributed over dividends received. To the extent that, at the date of change-over on April 1, 2012 from STC to dividends tax, there was an “STC credit”, being an excess of dividends received over dividends distributed, a company may, by no later than March 31, 2015, distribute dividends up to the amount of this STC credit without having to withhold dividends tax.

If dividends tax is withheld in circumstances where it need not have been (e.g. the required declaration and undertaking was not submitted timely), it is possible for the shareholder to obtain a refund, either from the company when it next distributes a dividend, or from the South African Revenue Service where the company is not in a position to do so.

It should be noted that certain types of shares could be categorized as either hybrid equity instruments or third-party backed shares (though these usually occur in the case of certain redeemable preference shares), and if they are so classified, the dividends are no longer exempt from income tax (i.e. they remain fully taxable at ordinary income tax rates), and in such case, not being dividends exempt from income tax, they will not be subject to dividends tax.

Disposal of Shares

The disposal of shares will give rise either to a capital or revenue receipt or accrual in the hands of a taxpayer. In determining whether the income derived from the disposal of such shares is of a capital or revenue nature, the South African tax authorities and courts look at, among other things, the intention of the holder of the shares to determine whether the disposal gave rise to a capital or revenue profit. Profits derived from the disposal of South African shares held as long-term investments are generally regarded as profits of a capital nature and are not subject to South African income tax, but rather to CGT. The burden of proof of a capital intent is on the taxpayer.

If a non-resident shareholder trades (that is, conducts business or speculates) in South African shares, such non-resident shareholder could be subject to South African income tax if the proceeds from the disposal are considered to be from a South African source, which would only be the case where the shares are attributable to the non-resident’s permanent establishment in South Africa.

Where, however, the shares have been held for more than three years and such shares qualify as equity shares, the proceeds from the disposal will most likely be deemed to be capital if the provisions of section 9C of the Income Tax Act are met.

Capital Gains Tax

Residents of South Africa are subject to CGT in respect of gains made on the disposal of their world-wide assets. Non-residents are generally not liable for CGT on disposals of South African assets, but there are two exceptions to this rule: (a) the gain on the disposal of a direct or indirect interest in immovable property in South Africa; and (b) any gain on disposal of an asset attributable to a permanent establishment which the non-resident has in South Africa.

CGT was introduced into the Income Tax Act effective October 1, 2001 by way of the incorporation of the Eighth Schedule thereto. In terms of this Eighth Schedule, all South African tax residents are liable to pay CGT on the gains realized from the disposal of capital assets (including a share held for more than three years, as described above). An asset is widely defined and includes movable and immovable property, corporeal and incorporeal property, and rights or interests in such property, but excludes certain limited items.

The following table sets out the prescribed portion of a capital gain that would be included in a taxpayer’s taxable income, the normal tax rates applicable to certain taxpayers and, consequently, the effective rate at which capital gains are taxed.

Type of Taxpayer	Prescribed Portion of the Capital Gain Included in Taxable Income	Statutory Income Tax Rate	Effective Rate
	(%)	(%)	(%)
Individuals	33.3	0-40	0-13.3
Trusts
Special	33.3	0-40	0-13.3
Other	66.6	40	26.6
Life assurers
Individual policyholder fund	33.3	30	10
Company policyholder fund	66.6	28	18.6
Corporate fund	66.6	28	18.6
Untaxed policyholder fund	0	0	0
Most companies	66.6	28	18.6
Permanent establishments (branches) of non-resident companies	66.6	28	18.6
Collective investment schemes	0	0	0

A natural person’s death triggers a deemed sale at market value for CGT purposes. Giving up South African residence by any type of person also triggers such a deemed sale.

As discussed above, non-residents would generally not be liable for CGT in South Africa on disposal of shares in a South African company.

Corporate Tax

The corporate tax rate is 28% of taxable income.

Withholding Tax on Interest

There is currently no withholding tax on interest. Moreover, except where any natural person is physically present in South Africa for more than 183 days in any 12-month period, or except where any natural or legal person carries on business in South Africa through a permanent establishment, non-residents are exempt from tax on interest (and even in those cases where the exemption does not apply, a relevant double tax agreement might provide relief).

Effective March 1, 2014 a withholding tax on interest payable to non-residents will be introduced at the rate of 15%. Certain exemptions apply including on interest paid by the South African Government (including provincial or local government) and by banks (unless there is a back-to-back loan through the bank designed to avoid the withholding tax). In addition, interest on any listed debt is exempt.

A non-resident entitled to a lower rate of interest (even zero) in terms of a relevant double tax agreement will be entitled to submit to the borrower a prescribed declaration which will entitle the borrower to withhold the lower (or zero) rate of tax.

Other Withholding Taxes

There are also withholding taxes on royalties and on foreign sportspersons and entertainers, all at the rate of 15% (subject to any relevant double tax agreement), as well as, in certain circumstances, a withholding tax on proceeds payable to a non-resident seller of immovable property in South Africa, the latter being on account of the non-resident’s liability for CGT.

Securities Transfer Tax

Securities Transfer Tax is imposed in respect of the transfer of securities (except where there is no change in beneficial ownership) at the rate of 0.25% of the taxable amount of such securities being the value or consideration given for the securities or (effectively) the market value, whichever is the higher, determined according to the Securities Transfer Tax Act. The company (if the securities are unlisted) or the central securities depositary participant (if the securities are listed) is liable for the Securities Transfer Tax, but it has a right of recovery against the transferee.

Estate Duty

A natural person who is ordinarily resident in South Africa is liable for estate duty, at the rate of 20%, on his or her worldwide estate. There are certain exemptions and deductions available. The most important deductions are bequests to a surviving spouse and also bequests to public benefit organizations. Any CGT triggered by death (see above) will also be allowed as a deduction. Thereafter, and after deducting liabilities of the estate, the estate duty will be taxable on any amount in excess of R3.5 million ($0.4 million). To the extent that the first-dying spouse has not availed of the exemption of R3.5 million in full, the unutilized portion may be added to the exemption available to the estate of the surviving spouse on the latter’s death. Non-residents are subject to estate duty on the same basis, but limited to assets located in South Africa.

Value Added Tax

South Africa levies a value added tax at the rate of 14% on the consideration for supplies of goods and services, with exports being zero-rated. Financial services (including transfers of shares and debt instruments and the making available of credit) are exempt from value added taxes.

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares or ADSs. To the extent that such description sets forth specific legal conclusions under United States federal income tax law, except as otherwise provided, it represents the opinion of Akerman Senterfitt LLP, New York, New York. This discussion applies only to a U.S. Holder (as defined below) that owns ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as, but not limited to:

•	certain financial institutions;

•	insurance companies;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts,” or “Roth IRAs”;

•	persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States; or

•	persons who own directly, indirectly, or constructively 10% or more of the total combined voting power of all classes of our ordinary shares and/or ADSs.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs, and partners in such partnerships, should consult their tax advisors as to the U.S. federal income tax consequences of acquiring, holding and disposing of the ordinary shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the “Code,” administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the Convention Between the Republic of South Africa and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, or the “Treaty,” all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on the provisions of the deposit agreement entered into with the ADR depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a person who is a beneficial owner of ordinary shares or ADSs that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•

a trust if (1) a court within the United States is able to exercise primary supervision for the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has validly elected under applicable Treasury regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before the underlying shares are delivered to the ADR depositary, or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of South African taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (each of which is described below) could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of ordinary shares or ADSs in their particular circumstances.

Taxation of Distributions

Subject to the PFIC rules, described below (i.e., if we are not a PFIC during a U.S. Holder’s holding period or we cease to be a PFIC and a “purging election” is made, as discussed below), distributions paid on our ordinary shares or ADSs (including amounts withheld to reflect South African withholding taxes), other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a U.S. Holder on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt, or in the case of ADSs, the ADR depositary’s receipt, of the dividend. In addition, with respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the ADSs.

Subject to applicable limitations (including a minimum holding period requirement), the PFIC rules, described below, and the discussion above regarding concerns expressed by the U.S.

Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders may be taxable at rates lower than the rates applicable to ordinary income. Under these rules, a foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock (or ADSs backed by stock) that is readily tradable on an established securities market in the United States, such as the NYSE, where the ADSs are expected to be listed. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. We believe we are eligible for the benefits of the Treaty and if we are eligible for such benefits, dividends we pay on our ordinary shares or ADSs will generally be eligible for the reduced tax rates regardless of whether such shares or ADSs are readily tradable on an established securities market in the United States. U.S. Holders should consult their tax advisors to determine whether a preferential rate will apply to dividends they receive in respect of our ordinary shares or ADSs and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

The amount of any dividend paid in South African rand will equal the U.S. dollar value of the South African rand received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, in the case of ordinary shares, or by the ADR depositary, in the case of ADSs, regardless of whether the South African rand are converted into U.S. dollars. If the South African rand received as a dividend are converted into U.S. dollars on the date they are received, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the South African rand received as a dividend are not converted into U.S. dollars on the date of receipt (by the U.S. Holder or the ADS depositary, respectively), the U.S. Holder will have a basis in the South African rand equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the South African rand will be treated as U.S.-source ordinary income or loss.

As described in “—South African Tax Considerations,” dividends paid with respect to our ordinary shares or ADSs are generally subject to South African withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of South African taxes. Subject to applicable limitations, the PFIC rules, described below, and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, any South African income taxes withheld from dividends at a rate not exceeding any applicable Treaty rate would be creditable against the U.S. Holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares or ADSs will generally constitute foreign source income and will generally constitute passive category income. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such creditable South African taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. Special rules limiting foreign tax credits apply to non-corporate U.S. Holders who receive dividends eligible for the reduced rates discussed above, and to U.S. Holders of equity in a PFIC. Furthermore, in certain circumstances, a U.S. Holder will not be allowed a foreign tax credit for any foreign taxes imposed on dividends if such U.S. Holder has held its ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk or loss, or if such U.S. Holder is obligated to make payments related to the dividends. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability or deductibility of foreign taxes and their eligibility for benefits under the Treaty in their particular circumstances.

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the PFIC rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the relevant ordinary shares or ADSs and the amount realized on the disposition, each as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any South African tax imposed on the disposition of the ordinary shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. The deductibility of capital losses is subject to limitations. Long-term capital gains earned by non-corporate U.S. Holders may be taxable at rates lower than the rates applicable to ordinary income and, with respect to individuals with modified adjusted gross income above certain thresholds, an additional Medicare tax will apply to certain types of income, including long-term and short-term capital gains arising from the sale of stock, as described above.

PFIC Rules

Based on the market price of the ADSs and ordinary shares, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 30, 2013. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service, or the “IRS,” will not assert that we are a PFIC. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets (including goodwill and unbooked intangibles) for purposes of the PFIC test will generally be determined by reference to the market price of the ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares such U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, the U.S. Holder’s ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” the U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless such U.S. Holder makes a “mark-to-market” election as discussed below. Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years or such U.S. Holder’s holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if the U.S. Holder holds the ADSs or ordinary shares as capital assets.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, such U.S. Holder may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares such U.S. Holder owns bears to the value of all of the ADSs and ordinary shares, and such U.S. Holder may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that such U.S. Holder would be deemed to own. Potential investors should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC and if the ordinary shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to its ordinary shares or ADSs, as applicable, that would result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares or ADSs, as the case may be, were traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, where the ADSs are expected to be listed, is a qualified exchange for this purpose. Further, our ordinary shares are listed on the JSE. Such exchange will be treated as a “qualified exchange” if (a) it is regulated or supervised by a governmental authority in its country, (b) the exchange is subject to requirements (which requirements are actually enforced) designed to prevent fraud, remove impediments to a free and open market, and protect investors, and (c) the rules of the exchange promote active trading of listed stocks. In addition, no assurance can be given that the ordinary shares or ADSs will be “regularly traded” on their respective exchanges for purposes of the mark-to-market election. U.S. Holders will not be able to make a mark-to-market election with respect to any lower-tier PFICs (discussed above).

A U.S. Holder generally makes a mark-to-market election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return for the tax year to which the election first relates. The mark-to-market election cannot be made unless a U.S. Holder owns ordinary shares or ADSs on the last day of the U.S. Holder’s taxable year during which we are a PFIC. A timely mark-to-market election will apply to the tax year for which such election is made and to all subsequent tax years, unless the ordinary shares or ADSs, as the case may be, are no longer “regularly traded” on a “qualified exchange” or the IRS consents to revocation of such election.

If the mark-to-market election is available, and a U.S. Holder makes such election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the ordinary shares or ADSs will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of ordinary shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

U.S. Holders of ordinary shares or ADSs should consult their own advisors about the availability and advisability of the mark-to-market election.

Alternatively, a U.S. Holder of stock of a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a qualified electing fund election with respect to a PFIC will generally include in income for a taxable year such holder’s pro rata share of the corporation’s income for the taxable year. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

U.S. shareholders of PFICs are required to file certain information with U.S. taxing authorities relating to their PFIC investments for years in which they receive distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or make certain elections. If we are classified as a PFIC, a U.S. Holder should consult such U.S. Holder’s tax advisors regarding any reporting requirements that may apply.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of ordinary shares or ADSs.

Information Reporting and Backup Withholding

Payments of dividends with respect to our ordinary shares or ADSs and proceeds from the sale, exchange or redemption of our ordinary shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is an exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9, Request for Taxpayer Identification Number and Certification.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, if any, and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders are also required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Holders may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor regarding these requirements.

Furthermore, certain U.S. Holders of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, which may include the ADSs or ordinary shares, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The IRS has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ADSs or ordinary shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2013, each of the underwriters named below has severally agreed to purchase from us and from the selling shareholders the following respective number of ADSs:

Underwriter	Number of ADSs
Raymond James & Associates, Inc.
William Blair & Company, L.L.C.
Canaccord Genuity Inc.
Oppenheimer & Co. Inc.
Total

The underwriters are offering the ADSs subject to acceptance of the ADSs and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to purchase and accept delivery of the ADSs offered by this prospectus are subject to approval by their counsel of legal matters and to certain other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the ADSs offered by this prospectus, if any are purchased, other than those covered by the option to purchase additional ADSs described below.

Option to Purchase Additional ADSs

Certain of the selling shareholders have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase in whole or in part at any time up to an aggregate of 944,414 additional ADSs, at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. If purchased, these additional ADSs will be sold by the underwriters on the same terms as those on which the ADSs offered by this prospectus are sold.

Commission and Discounts

The underwriters propose to offer ADSs directly to the public at the public offering price indicated on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per ADS. The underwriters may allow, and such dealers may reallow, a concession not in excess of $         per ADS to other dealers. If all of the ADSs are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms.

The following table shows the per ADS and total underwriting discount that we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option.

	Per ADS	Total Without Over- Allotment	Total With Over- Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

We and the selling shareholders, severally and not jointly, estimate that the total expenses of the offering payable by us, excluding the underwriting discount, will be approximately $2.5 million.

Indemnification

We have agreed to indemnify the underwriters against various liabilities, including certain liabilities under the Securities Act and the Exchange Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Lock-up Agreements

We, our directors, our executive officers and certain of our existing shareholders have agreed for a period of 180 days after the date of this prospectus, not to directly or indirectly: (a) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or take any other action, whether through derivative contracts, options or otherwise to reduce their financial risk of holding any of our securities, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any securities held or deemed to be beneficially owned by the person or entity without the prior written consent of the underwriters or (b) exercise or seek to exercise or effectuate in any manner any rights of any nature that the person or the entity has or may have hereafter to require us to register under the Securities Act, the sale, transfer or other disposition of any of the securities held or deemed to be beneficially owned by the person or entity, or to otherwise participate as a selling security holder in any manner in any registration by us under the Securities Act. The foregoing restrictions shall not apply to the securities being offered in this prospectus.

In addition we have agreed that for 180 days after the date of this prospectus, we will not directly or indirectly without the prior written consent of the underwriters, (a) offer for sale, sell, pledge or otherwise dispose of any ordinary shares or ADSs or securities convertible into or exchangeable for ordinary shares or ADSs (other than the ordinary shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date hereof or pursuant to currently outstanding options), or sell or grant options with respect to any ordinary shares or ADSs or securities convertible into or exchangeable for ordinary shares or ADSs (other than the grant of options pursuant to option plans existing on the date hereof), (b) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such ordinary shares or ADSs, (c) file or cause to be filed a registration statement with respect to the registration of any ordinary shares or ADSs or securities convertible, exercisable or exchangeable into our ordinary shares or ADSs or any other securities or (d) publicly disclose the intention to do any of the foregoing.

Price Stabilization, Short Positions and Penalty Bids

Until this offering is completed, SEC rules may limit the ability of the underwriters and certain selling group members to bid for and purchase ADSs. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the ADSs. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the option to purchase additional ADSs. The underwriters can close out a covered short sale by exercising the option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the option to purchase additional ADSs. The underwriters may also sell ADSs in excess of the option to purchase additional ADSs, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in the offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs.

In connection with this transaction, the underwriters may engage in passive market making transactions in the ADSs, prior to the pricing and completion of this offering. Passive market making is permitted by Regulation M of the Securities Act and consists of displaying bids no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the ADSs during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the ADSs to be higher than the price that otherwise would exist in the open market in the absence of such transactions.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriter a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the ADSs. As a result the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriters without notice at any time.

Electronic Distribution

A prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters of the offering, or by their affiliates. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Listing

Our ordinary shares are quoted on the JSE under the symbol “MIX.” We have applied to list the ADSs on the NYSE under the symbol “MIXT.” We expect the listing to occur concurrently with the closing of this offering. No assurance can be given that our application will be approved.

Affiliations

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, financial advisory and other financial services to us and our affiliates for which it has received, and in the future may receive, advisory or transaction fees, as applicable, plus out-of-pocket expenses of the nature and in amounts customary in the industry for these financial services. In addition to investment banking services that the underwriters and their affiliates provide from time to time, we have banking and brokerage transactions in the ordinary course of business with the underwriters and their affiliates. It is expected that we will continue to use the underwriters and their affiliates for various services in the future.

Notice to Canadian Residents

Resale Restrictions

The distribution of the ADSs in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

Representations of Purchasers

By purchasing ADSs in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under “—Resale Restrictions”; and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the ADSs to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the ADSs, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the ADSs. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the ADSs. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the ADSs were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the ADSs as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholders are located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons are located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the “Relevant Implementation Date,” it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our ADSs shall result in a requirement for the publication by us or the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, which are expected to be incurred in connection with the offer and sale of the ADSs. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or “FINRA,” filing fee, all amounts are estimates.

SEC registration fee	$17,050
NYSE listing fee	180,000
FINRA filing fee	19,250
Printing expenses	168,000
ADR depositary fees and expenses	—
Legal fees and expenses	1,210,000
Accounting fees and expenses	581,000
Miscellaneous expenses	352,000

Total	$2,527,300

The selling shareholders will pay the underwriting discounts and commissions in respect of their ordinary shares to be sold as ADSs in this offering.

LEGAL MATTERS

The validity of our ordinary shares and the ADSs and certain other legal matters in connection with the offering will be passed upon for us, as to South African law, by Werksmans Attorneys, Johannesburg, South Africa, and, as to U.S. federal and New York state law, by Akerman Senterfitt LLP, New York, New York. Certain matters of South African law will be passed upon for the underwriters by Bowman Gilfillan Inc., Johannesburg, South Africa and, as to U.S. federal and New York state law, by Morrison & Foerster LLP, New York, New York.

EXPERTS

The financial statements at March 31, 2012 and 2013 and for each of the two fiscal years in the period ended March 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Inc., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES

Substantially all of our assets and the assets of our directors and executive officers and some of the experts named in this prospectus are located outside the United States. In addition, all of the members of our Board of Directors, most of our executive officers and several of our experts named in this prospectus are residents of South Africa or other foreign countries. As a result, it will only be possible for you to effect service of any South African process instituting proceedings, within the United States or elsewhere outside South Africa, upon our directors, our officers or several of our experts, where leave is obtained from a South African court to sue such person by edict. In addition, service of non-South African civil processes, within South Africa, on our directors, officers or experts, may be effected in South Africa, where a request for such service is submitted to South Africa’s Department of Justice and Constitutional Development, who will thereafter transmit such request to a registrar of a South African High Court, who will in turn instruct the relevant Sheriff to serve such process.

Moreover, any judgment obtained against us or any of these foreign persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may be enforced by a South African court, subject to the provisions more fully set out below. South African courts have the power to grant a judgment in foreign currency and accordingly, if a foreign judgment is enforced by a South African court, the judgment debt may be satisfied by payment in a foreign currency (or by payment of its equivalent in rand when it is paid). Payment of such a judgment debt, specifically if it is to result in a flow of funds out of South Africa, may be subject to South Africa’s exchange control laws and it will be the responsibility of the successful litigant to apply to the relevant exchange control authority for permission to transmit the relevant funds. It may also be difficult for you to assert U.S. securities law claims in original actions instituted in South Africa.

A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

•	the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

•	the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);

•	the judgment has not lapsed;

•

the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which include that no award is enforceable unless the defendant was duly served with documents initiating proceedings, that he was given a fair opportunity to be heard and that he enjoyed the right to be legally represented in a free and fair trial before an impartial tribunal;

•	the judgment was not obtained by fraudulent means;

•	the judgment does not involve the enforcement of a penal or revenue law; and

•	the enforcement of the judgment is not otherwise precluded by the provisions of the POB Act.

The POB Act requires, inter alia, that in order to enforce a foreign judgment requesting information in relation to a business, the permission of South Africa’s Minister of Trade and Industry (“the Minister”) must be obtained. Ministerial consent is also required to enforce a foreign judgment in connection with civil proceedings arising from certain types of transactions, and even if ministerial consent is obtained, it can’t be enforced, inter alia, if the judgment requires payment of multiple or punitive damages. However, the scope of the latter restrictions has been limited by the South African courts – they only apply to transactions relating to raw materials or substances, and accordingly would be unlikely to apply to a cause of action based on or relief sought pursuant to U.S. securities laws. Accordingly, in respect of the enforcement of a foreign judgment based on U.S. securities laws the POB Act is only likely to be of application if enforcement is required of a judgment requiring disclosure of information in relation to a business (which is still possible with ministerial consent).

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards, where based on a foreign judgment, are necessarily contrary to South African public policy. Whether a judgment is contrary to South African public policy would depend on the facts of the case. Exorbitant, unconscionable, or excessive awards will generally be contrary to South African public policy. South African courts cannot review the merits of a foreign judgment and, accordingly, cannot act as a court of appeal or review. When recognizing and enforcing foreign judgments, South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract may under certain circumstances be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs where proceedings are instituted in South Africa. Furthermore, the Uniform Rules of the High Court of South Africa require that documents executed outside South Africa be authenticated in a prescribed manner for the purpose of use in South African courts. It is highly unlikely that an investor will be able to successfully seek to impose criminal liability in a South African court arising from a violation of United States federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. However, we intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We will file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from March 31, the end of our fiscal year, and will file interim reports on Form 6-K containing a copy of any reports we file with South African securities regulators or stock exchanges.

We will send the ADR depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The ADR depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The ADR depositary will mail copies of those notices, reports and communications to you if we ask the ADR depositary to do so and furnish sufficient copies of materials for that purpose.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MiX Telematics Limited:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows present fairly, in all material respects, the financial position of MiX Telematics Limited and its subsidiaries at March 31, 2013, March 31, 2012 and April 1, 2011, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 42 to the consolidated financial statements, the 2012 consolidated statements of financial position and statement of cash flows have been restated to correct a misstatement.

/s/ PricewaterhouseCoopers Inc.

Johannesburg, South Africa

May 24, 2013

MIX TELEMATICS LIMITED

STATEMENTS OF FINANCIAL POSITION

at March 31, 2013; March 31, 2012; and April 1, 2011

	Notes	March 31, 2013 R’000	March 31, 2012 (Restated) R’000	April 1, 2011 (Restated) R’000
ASSETS

Non-current assets
Property, plant and equipment	6	96,547	85,207	81,038
Intangible assets	7	645,736	643,086	647,013
Investment in joint venture	8	—	—	—
Available-for-sale financial asset	9	—	—	—
Finance lease receivable	10	6,359	—	—
Deferred tax assets	21	13,868	13,266	11,302

Total non-current assets		762,510	741,559	739,353

Current assets
Inventory	11	38,927	35,903	26,355
Trade and other receivables	12	186,987	163,125	114,744
Loan to external party	13	—	6,001	—
Finance lease receivable	10	3,604	—	—
Taxation		4,823	—	1,897
Restricted cash	14	8,235	3,133	1,852
Cash and cash equivalents	15	147,702	118,695	110,007

Total current assets		390,278	326,857	254,855

Total assets		1,152,788	1,068,416	994,208

EQUITY
Stated capital	16	790,491	—	—
Share capital	16	—	13	13
Share premium	16	—	787,589	787,353
Other reserves	17	(111,362)	(154,745)	(179,844)
Retained earnings		188,750	139,233	75,413

Equity attributable to shareholders of the parent		867,879	772,090	682,935
Non-controlling interest		(5)	—	—

Total equity		867,874	772,090	682,935

LIABILITIES

Non-current liabilities
Borrowings	18	—	—	36,070
Deferred tax liabilities	21	8,605	25,816	28,170
Provisions	22	283	—	1,092

Total non-current liabilities		8,888	25,816	65,332

Current liabilities
Trade and other payables	19	184,397	157,038	133,190
Borrowings	18	3,472	22,941	27,508
Taxation		10,691	11,403	4,669
Provisions	22	21,461	28,963	40,606
Bank overdraft	15	56,005	50,165	39,968

Total current liabilities		276,026	270,510	245,941

Total liabilities		284,914	296,326	311,273

Total equity and liabilities		1,152,788	1,068,416	994,208

The accompanying notes form an integral part of these financial statements.

MIX TELEMATICS LIMITED

INCOME STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

	Notes	2013 R’000	2012 R’000
Revenue	23	1,171,480	1,018,482
Cost of sales		(424,545)	(390,926)

Gross profit		746,935	627,556
Other (expenses)/income—net	24	(421)	7,008
Operating expenses		(565,318)	(488,176)
— Sales and marketing		(132,849)	(97,312)
— Administration and other charges		(432,469)	(390,864)
Operating profit	25	181,196	146,388
Finance income	26	2,018	2,392
Finance costs	27	(3,348)	(5,265)

Profit before taxation		179,866	143,515
Taxation	30	(51,400)	(40,275)

Profit for the year		128,466	103,240

Attributable to:
Shareholders of the parent		128,471	103,240
Non-controlling interests		(5)	—

		128,466	103,240

Earnings per share
Basic (cents)	31	19.5	15.7
Diluted (cents)	31	19.0	15.6

The accompanying notes form an integral part of these financial statements.

MIX TELEMATICS LIMITED

STATEMENTS OF COMPREHENSIVE INCOME

for the years ended March 31, 2013 and March 31, 2012

	Notes	2013 R’000	2012 R’000
Profit for the year		128,466	103,240
Other comprehensive income/(losses):
Exchange differences on translating foreign operations	17	37,090	29,816
Exchange differences on net investments in foreign operations	17	3,142	(6,718)
Taxation relating to components of other comprehensive income	30	—	—

Other comprehensive income for the year, net of tax		40,232	23,098

Total comprehensive income for the year		168,698	126,338

Attributable to:
Shareholders of the parent		168,703	126,338
Non-controlling interests		(5)	—

Total comprehensive income for the year		168,698	126,338

The accompanying notes form an integral part of these financial statements.

MIX TELEMATICS LIMITED

STATEMENTS OF CHANGES IN EQUITY

for the years ended March 31, 2013 and March 31, 2012

		Attributable to shareholders of the parent
	Notes	Stated capital R’000	Share capital R’000		Share premium R’000	Other reserves** R’000	Retained earnings R’000	Total R’000	Non- controlling interest R’000	Total equity R’000
At April 1, 2011		—	13		787,353	(179,844)	75,413	682,935	—	682,935
Total comprehensive income		—	—		—	23,098	103,240	126,338	—	126,338
— Profit for the year	—	—	—		—	—	103,240	103,240	—	103,240
— Other comprehensive income	—	—	—		—	23,098	—	23,098	—	23,098
Transactions with shareholders
— Shares issued in relation to share options exercised	16	—		*	236	—	—	236	—	236
— Share-based payment	17	—	—		—	2,001	—	2,001	—	2,001
— Dividend declared of 6 cents per share	32	—	—		—	—	(39,420)	(39,420)	—	(39,420)
Total transactions with shareholders		—		*	236	2,001	(39,420)	(37,183)	—	(37,183)

Balance at March 31, 2012		—	13		787,589	(154,745)	139,233	772,090	—	772,090
Total comprehensive income		—	—		—	40,232	128,471	168,703	(5)	168,698
— Profit for the year	—	—	—		—	—	128,471	128,471	(5)	128,466
— Other comprehensive income	—	—	—		—	40,232	—	40,232	—	40,232
Transactions with shareholders
— Shares issued in relation to share options exercised	16	464		*	2,425	—	—	2,889	—	2,889
— Share-based payment	17	—	—		—	3,151	—	3,151	—	3,151
— Dividend declared of 8 cents per share	32	—	—		—	—	(52,576)	(52,576)	—	(52,576)
— Interim dividend declared of 4 cents per share	32	—	—		—	—	(26,378)	(26,378)	—	(26,378)
Total transactions with shareholders		464		*	2,425	3,151	(78,954)	(72,914)	—	(72,914)
Transfer from share capital and share premium to stated capital	16	790,027	(13)		(790,014)	—	—	—	—	—

Balance at March 31, 2013		790,491	—		—	(111,362)	188,750	867,879	(5)	867,874

*	Amount less than R1,000
**	See note 17 for a composition of and movements in other reserves.

The accompanying notes form an integral part of these financial statements.

MIX TELEMATICS LIMITED

STATEMENTS OF CASH FLOWS

for the years ended March 31, 2013 and March 31, 2012

	Notes	2013 R’000	2012 (Restated) R’000
Cash flows from operating activities
Cash generated from operations	33.2	287,847	192,477
Interest received		1,880	1,917
Interest paid	27	(3,421)	(5,549)
Taxation paid		(74,388)	(35,769)

Net cash generated from operating activities		211,918	153,076

Cash flows from investing activities
Purchases of property, plant and equipment	6	(51,499)	(41,593)
Proceeds on sale of property, plant and equipment and intangible assets		966	867
Purchases of intangible assets	7	(42,648)	(35,873)
Loan granted to external party		—	(5,486)
Acquisition of business, net of cash acquired	34	23	—
Government grant received with regards to development of intangible assets	7	2,207	—
Increase in restricted cash		(5,103)	—

Net cash used in investing activities		(96,054)	(82,085)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	16	2,889	236
Dividends paid to company’s shareholders		(78,874)	(39,374)
Repayments of borrowings		(19,701)	(41,548)

Net cash used in financing activities		(95,686)	(80,686)

Net increase/(decrease) in cash and cash equivalents		20,178	(9,695)
Net cash and cash equivalents at the beginning of the year		68,530	70,039
Exchange gains on cash and cash equivalents		2,989	8,186

Net cash and cash equivalents at the end of the year	15	91,697	68,530

The accompanying notes form an integral part of these financial statements.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

1. General information

MiX Telematics Limited (the “Company”) is a public company which is listed on the JSE Limited and is incorporated and domiciled in South Africa. The activities of the Company and its subsidiaries (the “Group”) focus on fleet and mobile asset management solutions delivered as software-as-a-service. The address of the Company’s registered office is Matrix Corner, Howick Close, Waterfall Park, Midrand, 1686. The annual financial statements were approved by the Board of Directors on May 24, 2013.

2. Summary of significant accounting policies

The principal accounting polices applied in the preparation of these financial statements are set out below. These accounting policies have been consistently applied to all the years presented, unless otherwise stated.

2.1. Basis of preparation

The annual financial statements of the Group for the year ended March 31, 2013 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS”), and IFRIC Interpretations.

The financial statements have been prepared in thousands of Rands (R’000) under the historical cost convention except for available-for-sale financial assets, which are measured at fair value. Historical cost is generally based on the fair value of consideration paid in exchange for assets.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions or estimates are significant to the financial statements are disclosed in note 4.

2.1.1 Changes in accounting policy and disclosures

Other than as explained below, there are no IFRS or IFRIC Interpretations that were effective for the first time during the 2013 fiscal year that would be expected to have a material impact on the Group.

2.1.1.1 Amended standards adopted by the Group

Amendments to IFRS 7, Disclosures -Transfers of Financial Assets

The Group has adopted the amendments to IFRS 7 in the year under review. The amendments increase the disclosure requirements for transactions involving transfers of financial assets and are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset; and also require disclosures where transfers of financial assets are not evenly distributed throughout the period. This has had no impact on the Group during the year under review.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

2.1.1.2 Standards, amendments and interpretations not yet effective

Certain IFRS and amendments and interpretations of IFRS have been issued but are not effective for the year ended March 31, 2013. The Group will apply the standards and interpretations when they become effective (effective date is defined as fiscal years beginning on or after the stated date), the impact of which is still in the process of being assessed and finalized by management.

IFRS 9 Financial Instruments (effective date: January 1, 2015)

IFRS 9 is part of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The statement addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39 with a single model that requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition.

The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

IFRS 9 has amended the classification and measurement of financial liabilities to account for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Changes in fair value attributable to a financial liability’s credit risk are accounted for in other comprehensive income unless such recognition would create or enlarge an accounting mismatch and are not subsequently reclassified to the income statement.

IFRS 10 Consolidated Financial Statements (effective date: January 1, 2013)

This standard replaces the parts of IAS 27, Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12, Consolidation—Special Purpose Entities, has been withdrawn upon the issuance of IFRS 10. Under IFRS 10, control is based on whether an investor has: (a) power over an investee, (b) exposure or rights to variable returns from its investment with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. The standard also provides additional guidance to assist in the determination of control where it is difficult to assess.

In a subsequent amendment, it was also clarified that the date of initial application is the first day of the annual period in which IFRS 10 is adopted. The Group when adopting IFRS 10 will assess control at the date of initial application as the treatment of comparative figures depends on this assessment.

IFRS 11 Joint Arrangements (effective date: January 1, 2013)

This standard replaces IAS 31, Interests in Joint Ventures. The standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. SIC-13, Jointly Controlled Entities—Non-Monetary Contributions by Ventures, has been withdrawn upon the issuance of IFRS 11. Two types of joint arrangements are

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

defined under this standard: joint operations (rights to assets and obligations) and joint ventures (rights to net assets). Proportional consolidation of joint ventures is no longer allowed.

IFRS 12 Disclosures of Interests in Other Entities (effective date: January 1, 2013)

This standard includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

In June 2012, the amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the application of these IFRS for the first time.

IFRS 13 Fair Value Measurement (effective date: January 1, 2013)

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across all IFRS standards. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

IAS 19 (revised 2011) Employee Benefits (effective date: January 1, 2013)

IAS 19 has made significant changes to the recognition and measurement of defined benefit plans and termination benefits, and to the disclosures for all employee benefits.

IAS 27 (revised 2011) Separate Financial Statements (effective date: January 1, 2013)

This standard will only deal with the requirements for separate financial statements as the requirements for consolidation are now contained in IFRS 10. The standard requires that when an entity prepares separate financial statements, investments in subsidiaries, associates and jointly controlled entities are accounted for either at cost or in accordance with IFRS 9.

IAS 28 (revised 2011) Associates and Joint Ventures (effective date: January 1, 2013)

This standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

Amendments to IAS 1 Presentation of Financial Statements, on presentation of items of OCI (effective date: July 1, 2012)

The amendments to IAS 1 introduce new terminology for the statement of comprehensive income and income statement. The amendments retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments do not address which items are presented in other comprehensive income.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Amendments to IAS 1 Presentation of Financial Statements, on changes in accounting policies (effective date: January 1, 2013)

IAS 1 requires an entity that changes accounting policies retrospectively, or makes a retrospective restatement or reclassification, to present a statement of financial position at the beginning of the preceding period. The amendments clarify that an entity is required to present a third statement of financial position only when the retrospective application, restatement or reclassification has a material effect on the information in the third statement of financial position and that related notes are not required to accompany the third statement of financial position.

Amendments to IFRS 7 Financial Instruments—Disclosures and IAS 32 Financial Instruments—Presentation, regarding the offsetting of financial assets and financial liabilities and the related disclosures (effective date: January 1, 2013 and January 1, 2014 respectively)

The amendments to IAS 32 clarify some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”.

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013 and are effective for IAS 32 for annual periods beginning on or after January 1, 2014.

Amendments to IAS 16 Property, Plant and Equipment (effective date: January 1, 2013)

The amendments to IAS 16 clarify that spare parts, stand-by equipment and servicing equipment should be classified as property, plant and equipment when they meet the definition of property plant and equipment in IAS 16 otherwise these items should be classified as inventory.

Amendments to IAS 32 Financial Instruments: Presentation (effective date: January 1, 2013)

The amendments to IAS 32 clarify the treatment of income tax relating to distributions and transaction costs. The amendment clarifies that the treatment is in accordance with IAS 12 Income Taxes. So, income tax related to distributions is recognized in the income statement, and income tax related to the costs of equity transactions is recognized in equity.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

2.2. Consolidation

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the Group’s voting rights relative to the size and dispersion of holdings of other shareholders give the Group the power to govern the financial and operating policies, etc.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of any non-controlling interests in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired the difference is recognized in profit or loss.

Inter-company transactions, balances and unrealized income/expenses on transactions between group companies are eliminated. Profits and losses resulting from intercompany transactions that are recognized as assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Business combinations that took place prior to January 1, 2010 were accounted for in accordance with the previous version of IFRS 3 Business Combinations.

(b)	Changes in ownership interests in subsidiaries without a change of control

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c)	Disposal of subsidiaries

When the Group ceases to have control in an entity, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in the carrying

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

amount recognized in profit and loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets and liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to income statement.

(d)	Joint venture

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control.

Investments in joint ventures are accounted for using the equity method of accounting and are initially recognized at cost. The Group’s investment in joint venture includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Group’s share of its joint venture’s post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in a joint venture equals or exceeds its interest in the joint venture, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the joint venture.

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount adjacent to its share of profit/(loss) of the joint venture in the income statement.

Unrealized gains on transactions between the Group and its joint venture are eliminated to the extent of the Group’s interest in the joint venture. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint venture have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3. Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the Executive Committee and the Chief Executive Officer who make strategic decisions.

Sales between segments are carried out at cost plus a margin.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

2.4. Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in South African Rands (“R”), which is the Company’s functional and the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or date of valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Foreign exchange gains and losses are presented in the income statement within ‘Other income/(expenses)—net’.

Translation differences on non-monetary financial assets and liabilities such as equities classified as available for sale, are included in other comprehensive income.

(c)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

(ii)	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

(iii)	all resulting exchange differences are recognized in other comprehensive income; and

(iv)	equity items are measured in terms of historical cost at the time of recording, translated at the rate on the date of recording and are not retranslated to closing rates at reporting dates.

On consolidation, exchange differences arising from the translation of net investments in foreign operations are taken to other comprehensive income. When a foreign operation is fully disposed of or sold (i.e., control is lost), exchange differences that were recorded in

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

equity are recognized in the income statement as part of the gain or loss on sale. A repayment/capitalization of a net investment loan therefore does not result in any exchange differences being transferred from equity to the income statement unless it is part of a transaction resulting in a loss of control. However, upon such conversion/repayment, the amount previously recognized in the shareholder’s loan revaluation reserve is transferred to the foreign currency translation reserve in the statement of changes in equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in equity.

2.5. Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes all expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the financial period in which they are incurred.

The cost of in-vehicle devices installed in vehicles (including installation and shipping costs) as well as the cost of uninstalled in-vehicle devices are capitalized as property, plant and equipment. The Group depreciates installed in-vehicle devices on a straight-line basis over their expected useful lives, commencing upon installation whereas uninstalled in-vehicle devices are not depreciated until installed. The related depreciation expense is recorded as part of cost of sales in the income statement.

Land is not depreciated. Depreciation on other assets is calculated using the straight line method to reduce their cost to their residual values over their estimated useful life, as follows:

Buildings	50 years
Plant & equipment	4—20 years
Motor vehicles	5 years
Furniture, fittings & equipment	2—10 years
Computer & radio equipment	3—5 years
In-vehicle devices installed	2—5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.7).

Gains and losses on disposals of an asset are determined by comparing the proceeds with the carrying amount and are recognized within “Other income/(expenses)—net” in the income statement.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

2.6. Intangible assets

(a)	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of consideration transferred over the acquirer’s interest in the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interests in the acquiree. Goodwill on acquisition of subsidiaries is included in intangible assets. Gains and losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.

Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment, and is carried at cost less accumulated impairment losses. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Impairment losses recognized as an expense in relation to goodwill are not subsequently reversed. Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

(b)	Patents and trademarks

Separately acquired patents and trademarks are shown at historical cost. Patents and trademarks acquired in a business combination are recognized at fair value at the acquisition date. Patents and trademarks have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight line method to allocate the cost of patents and trademarks over their estimated useful lives (4—20 years).

(c)	Customer relationships

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relationships have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight line method over the expected life of the customer relationship (3—5 years).

(d)	Computer software, technology, in-house software and product development

Acquired computer software licenses are capitalized on the basis of costs incurred to acquire and bring the software into use. The acquired computer software licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized over their estimated useful lives (3—5 years).

In-house software and product development costs that are directly attributable to the design, testing and development of identifiable and unique software and products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;

•	Management intends to complete the software product and use it or sell it;

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

•	There is an ability to use or sell the software product;

•	It can be demonstrated how the software will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and use or sell the software product are available; and

•	The expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the intangible assets include software and product development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet the criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are subsequently met.

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Computer software and product development costs recognized as assets are amortized over their estimated useful lives (3-8 years).

2.7. Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization or depreciation but are tested annually for impairment or whenever there is an indication of impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell, and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using the pre-tax discount rate that reflects current market assessments on the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units i.e. operating segments). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8. Financial assets

2.8.1. Classification

The Group classifies its financial assets in the following categories: loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Group’s loans and receivables comprise trade and other receivables, loans to external parties, finance lease receivables, restricted cash and cash and cash equivalents in the statement of financial position.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period.

2.8.2. Recognition

Regular purchases and sales of financial assets are recognized on the trade date (the date on which the Group commits to purchase or sell the asset). Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit and loss. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.8.3. Measurement

Loans and receivables

Loans and receivables are subsequently carried at amortized cost using the effective interest rate method, less any impairment losses.

Available-for-sale financial assets

Available-for-sale financial assets are subsequently carried at fair value.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to the income statement as gains or losses on the investments.

Dividends on available for sale equity instruments are recognized in the income statement as part of other income when the Group’s right to receive payments is established.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

2.8.4. Impairment

Loans and receivables

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Group uses to determine if there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	It becomes probable the borrower will enter bankruptcy or other financial reorganisation; and

•	Where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the income statement.

Available-for-sale financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists, the cumulative impairment loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement—is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

2.9. Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

2.10. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a First-in, First-out (FIFO) or weighted average cost basis, depending on the nature of the group entity in which it is held. The cost of finished goods includes the cost of manufacturing as charged by third parties. It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.11. Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

2.12. Cash and cash equivalents

Cash and cash equivalents included in the statement of cash flows include cash on hand, deposits held on call with banks and bank overdrafts; all of which are available for use by the Group and have an original maturity of less than three months. Bank overdrafts are included within current liabilities on the statement of financial position.

2.13. Restricted Cash

Restricted cash are short-term deposits and amounts held in trusts that are not highly liquid and are accounted for as loans and receivables.

2.14. Stated capital

Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares or the exercise of share options are shown in equity as a deduction, net of tax, from the proceeds.

2.15. Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest method.

2.16. Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

2.17. Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of that asset until such time as the asset is substantially ready for its intended use or sale. The amount of borrowing costs eligible for capitalization is determined as follows:

•	Actual borrowing costs on funds specifically borrowed for the purpose of constructing or producing a qualifying asset less any investment income on the temporary investment of those borrowings.

•	Weighted average of the borrowing costs applicable to the entity on funds generally borrowed.

The borrowing costs capitalized do not exceed the total borrowing costs incurred.

The capitalization of borrowing costs commences when:

•	Expenditures for the asset have occurred;

•	Borrowing costs have been incurred; and

•	Activities that are necessary to prepare the asset for its intended use or sale are in progress.

Capitalization is suspended during extended periods in which active development is interrupted.

Capitalization ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are completed.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.18. Taxation

2.18.1. Current and deferred income taxes

The tax expense for the year comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets are not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.18.2. Dividends tax/Secondary tax on companies (“STC”)

During the year under review, STC had been replaced by dividend withholding tax, which is a tax on the shareholder as opposed to the Company. South African resident companies were subject to STC on distributed income in the previous fiscal year. A company incurred STC charges on the declaration or deemed declaration of dividends (as defined under tax law) to its shareholders. STC was not a withholding tax on shareholders, but a tax on companies.

The STC tax was recognized as a taxation charge in the income statement in the same period that the related dividend was paid. The STC liability was reduced by external dividends received during the dividend cycle. Where dividends declared exceeded external dividends received during a cycle, STC was payable at the current STC rate on the net amount. Where dividends received exceeded dividends declared within a cycle, there was no liability to pay STC.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Dividend withholding tax is payable at a rate of 15% on dividends distributed to shareholders. This tax is not attributable to the Company but rather paid to the tax authorities on behalf of the shareholders through use of regulatory intermediaries, with only the net amount of the dividend being remitted to the shareholder.

2.19. Employee benefits

(a)	Short-term benefits

Remuneration to employees in respect of services rendered during a reporting period is recognized as an expense in that reporting period. Provision is made for accumulated leave and for short-term benefits when there is no realistic alternative other than to settle the liability, and at least one of the following conditions is met:

•	There is a formal plan and the amounts to be paid are determined before the time of issuing the financial statements; or

•

Achievement of previously agreed bonus criteria has created a valid expectation by employees that they will receive a bonus and the amount can be determined before the time of issuing the financial statements.

(b)	Defined contribution plan

The Group operates defined contribution plans. A defined contribution plan is one under which the Group pays a fixed percentage of employees’ remuneration as contributions into a separate fund, and the Group will have no further legal or constructive obligations to pay additional contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Contributions to defined contribution plans in respect of services rendered during a period are recognized as staff costs when they are due.

(c)	Short-term incentives — bonus

The Group recognizes a liability and an expense for bonuses based on the achievement of defined key performance criteria. An accrual is recognized where the Group is contractually obliged or where there is a past practice that has created a constructive obligation.

(d)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits, calculated on the number of employees expected to accept, as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

2.20. Share-based payment

The Group operates a number of equity-settled share based compensation plans, under which the entity receives services from employees as consideration for equity instruments (share options) of the Group. The fair value, determined at grant date, of the employee services received in exchange for the grant of share options is recognized as an expense at a Group level with a corresponding credit to equity. The total amount to be expensed is determined by reference to the grant date fair value of the options issued:

•	Including any market performance conditions;

•	Excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and

•	Including the impact of any non-vesting conditions.

Non-market performance and service conditions are included in the assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding entry to equity.

When the options are exercised, the Company issues new shares. Prior to the amendment of the Memorandum of Incorporation (“MOI”) of the Company, the proceeds received net of any directly attributable transaction costs, were credited to share capital (par value) and share premium. Subsequent to the amendment of the MOI of the Company, all proceeds received are credited to stated capital (as there are no par value shares).

2.21. Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses.

Provisions which are expected to be settled in a period greater than 12 months are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as an interest expense.

Provision for the estimated liability on all products under warranty is made on the basis of claims experience.

Provision for the estimated liability for maintenance costs is made on a per unit basis when the obligation to repair occurs.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Provision for the anticipated costs associated with the restoration of leasehold property is based on the Group’s best estimate of those costs required to restore the property to its original condition.

2.22. Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or services in the ordinary course of the Group’s activities. Revenue includes amounts earned on the sale of hardware units, subscription service sales to customers, installation revenue and cellular network connection and upgrade incentives. Revenue is shown net of discounts, value added tax, returns and after eliminating sales within the Group.

The Group offers certain arrangements whereby the customer can purchase a combination of the products and services as referred to above. Where such multiple element arrangements exist, the amount of revenue allocated to each element is based on the relative fair values of the various elements offered in the arrangement. When applying the relative fair value approach, the fair values of each element are determined based on the current market price of each of the elements when sold separately.

The Group recognizes revenue when the amount of revenue can be measured reliably and it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities, as outlined below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Invoicing for the various products and services, when sold separately or as part of a multiple element arrangement, occurs based on the specific contractual terms and conditions.

The Group distributes products to small fleet customers and consumers through distributors. Distributors act as agents and hardware revenue is only recognized when the distributor sells the hardware unit to the end customer or consumer. Once a unit is sold to a customer or consumer, the customer or consumer enters into a service agreement directly with the Group for the product. The obligation to supply the service rests with us and the credit risk rests with the Group. The service revenue is recognized when the service is rendered (i.e., on a monthly basis).

The Group distributes products to enterprise fleet customers through dealers. Dealers are considered principals in respect of the sale of hardware and revenue is recognized upon sale of the hardware unit to the dealer. Similar to the relationship with consumers and small fleet customers originated through distributors, the responsibility for providing services rests with the Group and revenue is recognized as the service is rendered.

(a)	Subscription revenue

Subscription revenue is recognized over the term of the agreement as it is earned. When contracted services are performed through a number of repetitive acts over the contract period, revenue is recognized on a straight line basis over the contract period.

(b)	Hardware sales

All hardware has value on a standalone basis.

Revenue from hardware sales is recognized once the risks and rewards of ownership have transferred.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

(c)	Driver training and other services

Revenue is recognized at the contractual hourly/daily rate in the period during which the training is performed.

(d)	Connection and upgrade incentive revenue

Revenue from cellular network connection and upgrade incentives is recognized on the date of installation of a unit in a vehicle, which is considered to be the point at which the Group has substantially completed its service obligation to the cellular network.

(e)	Rental revenue

Where hardware is provided as part of a service contract the risk and rewards of ownership do not transfer and service revenue from the rental unit is recognized over the period of the service and included in subscription revenue.

(f)	Installation revenue

Revenue earned from the installation of hardware in customer vehicles is recognized once the installation has been completed.

(g)	Extended product warranties

The fair value of the consideration relating to extended warranty periods is deferred and recognized over the extended warranty period. During the periods presented, the Group did not offer extended warranties. However, repair services are provided. Revenue in respect of repair services, which forms part of the monthly subscription, is recognized on a monthly basis over the period of the service arrangement.

2.23. Interest income

Interest income is recognized on a time proportion basis with reference to the principal amount receivable and the effective interest rate applicable.

2.24. Dividend income

Dividend income is recognized when the right to receive payment is established.

2.25. Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

2.25.1. The Group as a lessor

When assets are leased out under a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. The method for allocating gross earnings to accounting periods is referred to as the “actuarial method”. The actuarial method allocates rentals between finance income and repayment of capital in each accounting period in such a way that finance income will emerge as a constant rate of return on the lessor’s net investment in the lease. When assets are leased out under an operating lease, the asset is included in the statement of financial position based on the nature of the asset. Lease income on operating leases is recognized over the term of the lease on a straight line basis.

2.25.2. The Group as a lessee

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.

The Group leases certain property, plant and equipment. Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

2.26. Dividend distribution

Any dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s Board of Directors.

2.27. Government grants

Grants from the government are recognized at their fair value where there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants related to non-current assets are deducted in arriving at the carrying value of the asset. The grant is recognized in profit or loss over the life of the asset as a reduced depreciation expense.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

3. Financial risk management

3.1. Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk, and price risk), credit risk, and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets as it relates to foreign exchange risk and seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The board has provided a written policy covering specific areas, such as foreign exchange risk.

(a)	Market risk

(i)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the United States dollar, the South African Rand, the Euro, the Australian dollar and the British pound. Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities and net investments in foreign operations are denominated in a currency that is not the entity’s functional currency.

The Group has implemented a foreign currency hedging policy to limit the Group’s exposure to fluctuations in foreign currencies which is mainly based on economic hedging principles as opposed to using derivative financial instruments.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Group’s cash flow interest rate risk arises from borrowings, loans to external parties, restricted cash, cash and cash equivalents and the bank overdraft. Borrowings and bank overdrafts issued at variable rates expose the Group to cash flow interest rate risk which is partly offset by financial assets held at variable rates (i.e., cash and cash equivalents, restricted cash).

The Group is not exposed to fair value interest rate risk as the Group does not have any interest bearing financial instruments carried at fair value.

Interest rates are constantly monitored and appropriate steps are taken to ensure that the Group’s exposure to interest rate fluctuations is limited. This includes obtaining approval from the board for all changes to and new borrowing facilities entered into during the year.

(iii)	Price risk

Currently the Group does not have significant price risk. The Group is not exposed to commodity price risk.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

(b)	Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss. Credit risk arises from cash and cash equivalents as well as credit exposures to customers and in respect of loans provided to external parties. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position, net of impairment losses where relevant.

Credit risk relating to accounts receivable balances is managed by each local entity which is responsible for managing and analysing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered.

Cash investments are only placed with high quality financial institutions rated BBB and above (note 18). All changes in or new banking arrangements entered into are approved by the board.

(c)	Liquidity risk

Liquidity risk is the risk that there will be insufficient funds available to settle obligations when they are due.

The Group has limited risk due to the recurring nature of its income thereby generating strong cash inflows. The level of cash balances in the Group is monitored weekly and cash generated from operations is reviewed against budgeted cash flows on a monthly basis. In addition, working capital reviews are performed monthly.

In addition, the Group maintains headroom on its undrawn borrowing facilities to ensure that the Group does not breach borrowing limits or covenants (where applicable) on its borrowing facilities.

3.2. Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern while enhancing the returns for shareholders and ensuring benefits for other stakeholders. The Board of Directors monitors capital by reviewing the net debt position and the net gearing ratio. Gearing is calculated as net debt divided by total equity. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the statement of financial position) less net cash and cash equivalents. Total capital is calculated as ‘total equity’ as shown in the statement of financial position.

Currently all excess cash has been allocated to outstanding borrowing facilities.

There were no changes to the Group’s approach to capital management during the year. The Group was subject to financial covenants on its borrowings in the 2012 fiscal year. During the 2013 and 2012 fiscal years the Group did not transgress any of the financial covenants.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

4. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities during the 2014 fiscal year are outlined below:

(a)	Warranty claims

The Group generally offers warranties on its hardware units. Management estimates the related provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest that past cost information may differ from future claims.

(b)	Maintenance provision

The Group, in some instances, offers maintenance services as part of its revenue contracts. Management estimates the related provision for maintenance costs per vehicle when the obligation to repair occurs.

(c)	Decommissioning provision

The Group estimates the costs based on best estimates of the costs to restore the property to its original condition. The costs are discounted to present value, where the obligation extends beyond twelve months, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

(d)	Income taxes

Where applicable tax legislation is subject to interpretation, management makes assessments, based on expert tax advice, of the relevant tax that is likely to be paid and provides accordingly. When the final outcome is determined and there is a difference this is recognized in the period in which the final outcome is determined.

(e)	Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 2.7. The recoverable amount of cash generating units has been based on value in use calculations. These calculations require the use of estimates.

(f)	Product development cost

Product development cost directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recorded as intangible assets by the Group when the criteria in note 2.6 have been met. The assessment as to when these criteria have been met is subjective and capitalization has been based on management’s best judgement of facts and circumstances in existence at year end.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

(g)	Receivables allowance

The valuation allowance for trade receivables reflects the Group’s estimates of losses arising from the failure or inability of the Group’s customers to make required payments. The allowance is based on the ageing of customer accounts, customer credit worthiness and the Group’s historical write-off experience. Changes to the allowance may be required if the financial condition of the Group’s customers improves or deteriorates. An improvement in financial condition may result in lower actual write-offs. Historically, changes to the estimate of losses have not been material to the Group’s financial position and results.

5. Segment Information

Segments are organized by geography and by product type. Our products and services revolve around our brands and the customers that we serve and hence we split the segments based on the geography from which the customer is serviced and between fleet and consumer from a product offering perspective, which takes into account the types of products and services provided by each segment.

Consumer solutions include our Matrix and Beam-e branded products and are sold to individual consumers and fleet owners who require basic vehicle tracking and recovery and entry-level fleet management functionality. Our fleet solutions include our MiX branded products and are sold to small fleet owners and larger enterprise fleet customers.

The segment information provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2013 is as follows:

		Total revenue R’000	Inter— segment revenue R’000	EBITDA R’000	Assets R’000
Africa	Consumer solutions	343,578	(11,910)	86,580	279,239
	Fleet solutions	281,937	(5,838)	92,429	83,047
Europe	Fleet solutions	128,116	(576)	(4,796)	60,078
North America	Fleet solutions	155,657	—	2,271	53,067
Middle East and Australasia	Fleet solutions	265,598	—	32,445	129,133
Brazil	Fleet solutions	—	—	(2,062)	4,529
International	Fleet solutions and development	330,755	(315,837)	92,728	243,284

Total		1,505,641	(334,161)	299,595	852,377
Corporate and consolidation entries		—	—	(15,055)	415,493
Inter-segment elimination		(334,161)	334,161	—	(115,082)

Total		1,171,480	—	284,540	1,152,788

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The segment information provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2012 is as follows:

		Total revenue R’000	Inter— segment revenue R’000	EBITDA R’000	Assets R’000
Africa	Consumer solutions	342,324	(8,546)	73,523	253,162
	Fleet solutions	232,542	(2,953)	79,040	79,082
Europe	Fleet solutions	126,782	—	(6,541)	71,110
North America	Fleet solutions	156,013	(298)	13,532	54,365
Middle East and Australasia	Fleet solutions	131,393	—	14,528	72,333
International	Fleet solutions and development	286,433	(245,208)	83,450	258,692

Total		1,275,487	(257,005)	257,532	788,744
Corporate and consolidation entries		—	—	(19,980)	408,349
Inter-segment elimination		(257,005)	257,005	—	(128,677)

Total		1,018,482	—	237,552	1,068,416

There are no material non-cash items provided to the Group’s chief operating decision-maker other than disclosed in the reconciliation of operating profit to EBITDA below.

The additions to non-current assets which are included in the measure of segment assets provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2013 are as follows:

		Property, plant and equipment R’000	Intangible assets R’000
Africa	Consumer solutions	36,721	7,394
	Fleet solutions	5,409	2,128
Europe	Fleet solutions	2,288	—
North America	Fleet solutions	592	1,227
Middle East and Australasia	Fleet solutions	890	13
Brazil	Fleet solutions	319	—
International	Fleet solutions and development	5,280	31,827
Corporate and consolidation entries		—	59

Total		51,499	42,648

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The additions to non-current assets which are included in the measure of segment assets provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2012 (restated) are as follows:

		Property, plant and equipment R’000	Intangible assets R’000
Africa	Consumer solutions	25,042	8,636
	Fleet solutions	6,830	—
Europe	Fleet solutions	2,028	—
North America	Fleet solutions	841	494
Middle East and Australasia	Fleet solutions	856	—
International	Fleet solutions and development	5,996	26,693
Corporate and consolidation entries		—	50

Total		41,593	35,873

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s chief operating decision-maker. The Group’s chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer.

The MiX Telematics businesses are managed primarily on a geographic and also on a product basis. EBITDA is defined as earnings before interest, tax, depreciation, amortization, impairment of assets and negative goodwill. Due to the reclassification of inventory held in client vehicles to property, plant and equipment during the year, amortization of inventory held in client vehicles is no longer added back separately as the impact is already included as part of the depreciation expense for the year (note 42).

The revenue from external parties reported to the Group’s chief operating decision-maker is measured in a manner consistent with that in the income statement. The amounts provided to the Group’s chief operating decision-maker with respect to total assets are measured in a manner consistent with that of the financial statements. These assets are allocated based on the physical location of the asset.

	March 31, 2013 R’000	March 31, 2012 (Restated) R’000
Reconciliation of operating profit to EBITDA

Operating profit	181,196	146,388
Add
Depreciation and amortization	87,765	71,332
Amortization of intangible assets arising out of business combinations	10,421	18,500
Impairment of product development costs capitalized (note 7, 25, 33.2)	5,158	1,332

EBITDA per segment analysis	284,540	237,552

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Revenue generated by the South African-based operating segments of the Group (i.e., Africa and International) to its local and foreign-based customers amounted to R615.2 million (2012: R601.3 million) for the year under review, whereas revenue generated by the foreign-based segments of the Group (i.e., Europe, North America, East Africa, Middle East and Australasia) to its local and foreign-based customers amounted to R556.2 million (2012: R417.2 million).

Total non-current assets other than financial instruments and deferred tax assets located in South Africa is R318.5 million (2012: R314.7 million), and the total of these non-current assets located in foreign countries is R14.1 million (2012: R13.5 million).

6. Property, plant and equipment

	Property owned R’000	Plant, equipment, vehicles and other owned R’000	Computer and radio owned R’000	In-vehicle devices uninstalled R’000	In-vehicle devices installed R’000	Total owned R’000	Plant, equipment, vehicles and other leased R’000	Computer and radio leased R’000	Total leased R’000	Total R’000
At April 1, 2011 (restated)
Cost	22,863	33,582	41,838	8,194	87,793	194,270	—	2,936	2,936	197,206
Accumulated depreciation	(2,384)	(21,480)	(29,822)	—	(59,754)	(113,440)	—	(2,728)	(2,728)	(116,168)

Net book amount	20,479	12,102	12,016	8,194	28,039	80,830	—	208	208	81,038

Year ended March 31, 2012 (restated)
Opening net book amount	20,479	12,102	12,016	8,194	28,039	80,830	—	208	208	81,038
Additions	—	9,396	5,422	26,727	—	41,545	48	—	48	41,593
Transfers	(545)	(3,271)	3,816	(24,809)	24,809	—	—	—	—	—
Disposals	—	(1,059)	(201)	—	—	(1,260)	—	—	—	(1,260)
Depreciation charge (note 25, 33.2)	(447)	(5,487)	(7,396)	—	(23,249)	(36,579)	(5)	(208)	(213)	(36,792)
Currency translation differences	—	294	222	—	110	626	2	—	2	628

Closing net book amount	19,487	11,975	13,879	10,112	29,709	85,162	45	—	45	85,207

At March 31, 2012 (restated)
Cost	22,014	37,342	39,883	10,112	112,817	222,168	50	1,999	2,049	224,217
Accumulated depreciation	(2,527)	(25,367)	(26,004)	—	(83,108)	(137,006)	(5)	(1,999)	(2,004)	(139,010)

Net book amount	19,487	11,975	13,879	10,112	29,709	85,162	45	—	45	85,207

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

	Property owned R’000	Plant, equipment, vehicles and other owned R’000	Computer and radio owned R’000	In-vehicle devices uninstalled R’000	In-vehicle devices installed R’000	Total owned R’000	Plant, equipment, vehicles and other leased R’000	Computer and radio leased R’000	Total leased R’000	Total R’000
Year ended March 31, 2013
Opening net book amount	19,487	11,975	13,879	10,112	29,709	85,162	45	—	45	85,207
Additions	—	6,205	11,388	33,854	—	51,447	52	—	52	51,499
Business combination (note 34)	—	72	110	—	—	182	—	—	—	182
Transfers	—	—	—	(34,657)	34,657	—	—	—	—	—
Disposals	—	(32)	(19)	—	—	(51)	—	—	—	(51)
Depreciation charge (note 25, 33.2)	(447)	(4,889)	(7,793)	—	(28,047)	(41,176)	(25)	—	(25)	(41,201)
Currency translation differences	—	407	270	—	223	900	11	—	11	911

Closing net book amount	19,040	13,738	17,835	9,309	36,542	96,464	83	—	83	96,547

At March 31, 2013
Cost	22,014	41,500	51,525	9,309	148,104	272,452	117	770	887	273,339
Accumulated depreciation	(2,974)	(27,762)	(33,690)	—	(111,562)	(175,988)	(34)	(770)	(804)	(176,792)

Net book amount	19,040	13,738	17,835	9,309	36,542	96,464	83	—	83	96,547

Depreciation expense of R30.9 million (2012: R26.5 million) has been charged to cost of sales. The remainder has been included in administration and other charges in the income statement.

During the 2013 fiscal year it was resolved that all inventory installed and designated for installation in vehicles be classified as property, plant and equipment, as opposed to being included under inventory held in client vehicles and inventory, respectively. The comparatives were amended accordingly (note 42).

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

7. Intangible assets

	Goodwill R’000	Patents and trademarks R’000	Customer relationships R’000	Product development costs R’000	Technology, software and other R’000	Total R’000
At April 1, 2011
Cost	532,609	6,621	46,825	104,842	87,958	778,855
Accumulated amortization	—	(4,496)	(31,494)	(36,441)	(59,411)	(131,842)

Net book amount	532,609	2,125	15,331	68,401	28,547	647,013

Year ended March 31, 2012
Opening net book amount	532,609	2,125	15,331	68,401	28,547	647,013
Additions	—	50	—	32,578	3,245	35,873
Capitalization of borrowing cost	—	—	—	837	—	837
Transfers	—	—	—	(8,094)	8,094	—
Disposals	—	—	—	—	(37)	(37)
Amortization charge (notes 25, 33.2)	—	(1,018)	(7,444)	(26,295)	(18,283)	(53,040)
Impairment loss (notes 5, 25, 33.2)	—	—	—	(1,332)	—	(1,332)
Currency translation differences	12,100	185	1,063	3	421	13,772

Closing net book amount	544,709	1,342	8,950	66,098	21,987	643,086

At March 31, 2012
Cost	544,709	7,435	47,109	128,833	84,024	812,110
Accumulated amortization	—	(6,093)	(38,159)	(62,735)	(62,037)	(169,024)

Net book amount	544,709	1,342	8,950	66,098	21,987	643,086

Year ended March 31, 2013
Opening net book amount	544,709	1,342	8,950	66,098	21,987	643,086
Additions	—	59	—	31,220	11,369	42,648
Business combination (note 34)	—	—	—	—	5,739	5,739
Capitalization of borrowing cost	—	—	—	304	—	304
Government grant received	—	—	—	(2,207)	—	(2,207)
Transfers	—	—	—	(4,839)	4,839	—
Disposals	—	—	—	(600)	—	(600)
Amortization charge (notes 25, 33.2)	—	(951)	(5,660)	(33,501)	(16,873)	(56,985)
Impairment loss (notes 5, 25, 33.2)	—	—	—	(5,158)	—	(5,158)
Currency translation differences	17,554	116	893	6	340	18,909

Closing net book amount	562,263	566	4,183	51,323	27,401	645,736

At March 31, 2013
Cost	562,263	8,609	51,591	142,489	104,961	869,913
Accumulated amortization	—	(8,043)	(47,408)	(91,166)	(77,560)	(224,177)

Net book amount	562,263	566	4,183	51,323	27,401	645,736

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Staff costs of R23.8 million (2012: R22.0 million) have been capitalized to product development costs during the year.

Amortization expense of R33.5 million (2012: R26.5 million) has been charged to cost of sales. The remainder has been included in administration and other charges in the income statement.

An impairment loss amounting to R5.2 million (2012: R1.3 million) in the International operating segment (notes 5, 25, 33.2) arose due to the recoverable amount being less than the carrying value of certain identified intangible assets. The impairment loss has been included in administration and other charges in the income statement.

The Group has capitalized borrowing costs amounting to R0.3 million (2012: R0.8 million) on qualifying assets during the 2013 fiscal year. Borrowing costs were capitalized at the weighted average rate of its general borrowings of 7.3% (2012: 7.8%).

The Group received a government grant from the Department of Trade and Industry in South Africa during the 2013 fiscal year of R2.2 million (2012: 0) relating to certain technology developed. As of March 31, 2013, all conditions attached to the grant have been met.

Impairment tests for goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGU”) identified within its operating segments. A summary of the goodwill at operating segment level is presented below:

	March 31, 2013 R’000	March 31, 2012 R’000
International fleet solutions and development	100,463	100,463
Europe fleet solutions	91,907	80,491
Middle East and Australasia fleet solutions	36,583	30,445
Africa fleet solutions	333,310	333,310

Total	562,263	544,709

The recoverable amount of a CGU is determined based on value in use calculations, which use pre-tax cash flow projections based on approved financial budgets covering a three to five year period. A five-year period was used to ensure that in respect of the Europe fleet solutions segment, stable cash flows are used for purposes of calculating terminal values included in the value in use calculations. These cash flows are based on the current market conditions and near-term expectations.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The key assumptions used for the value in use calculations are as follows:

	International fleet solutions and development and Africa fleet solutions	Europe fleet solutions	Middle East and Australasia fleet solutions
Discount rate
— pre-tax discount rate applied to the cash flow projections (%)	15.2 – 16.8	9.7	11.9
Growth rate
— growth rate used to extrapolate cash flow beyond the budget period (%)	4.8	2.0	0.7

The discount rates were calculated using the capital asset pricing model. These rates are pre-tax and reflect specific risks relating to the relevant CGUs. The growth rate has been determined based on the expected long-term inflation outlook.

Europe Fleet Solutions Goodwill Sensitivity

To determine the recoverable amount of its investment in the Europe fleet solutions CGU, the Group calculated future net cash flows of the CGU and discounted them to their present value using the rates as indicated above. The calculation of the CGU’s discounted net present value requires extensive use of estimates and assumptions about discount rates and forecasted cash flows. Actual cash flows have historically approximated forecasted cash flows. However, in fiscal 2013, we incurred negative EBITDA compared to forecasted positive EBITDA as the forecasted level of revenue growth failed to materialize. The forecast cash flows at March 31, 2013 reflect the current market conditions for the European economy and near-term expectations. To the extent that anticipated new contracts do not materialize and the business strategy does not come to fruition, or key personnel are not retained, the forecasts could be negatively impacted.

At March 31, 2013, the date at which the impairment testing was performed, Europe fleet solutions’ recoverable amount exceeded the carrying amount by 161.4%.

An 18.3% pre-tax discount rate, or a 59.7% decrease of the projected cash flows would reduce the headroom for the Europe Fleet Solutions CGU to nil. This analysis assumes that all other variables remain constant.

8. Investment in joint venture

	March 31, 2013 R’000	March 31, 2012 R’000
Beginning of the year	—	—
Share of joint venture losses	—	—

End of the year	—	—

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The investment in joint venture includes the Group’s 60% interest held in Matrixvtrack Nig. Limited, an unlisted company incorporated in Nigeria. The investment is denominated in Nigerian Naira (NGN).

The Group’s share of the results of the joint venture and its aggregated assets and liabilities are as follows:

	March 31, 2013 R’000	March 31, 2012 R’000
Assets	1,670	1,641
Liabilities	1,299	1,549
Revenue	1,054	613
Profit/(Loss) for the year	196	(147)
Limited to	—	—

The Group has not recognized its portion of the profit for the year amounting to R0,2 million (2012: loss of R0.1 million) due to the existence of accumulated losses not yet recovered at year end. The accumulated losses not yet recovered amounted to R0.2 million at March 31, 2013 (2012: R0.4 million). There are no contingent liabilities relating to the Group’s interest in the joint venture and no contingent liabilities of the venture itself.

9. Available-for-sale financial asset

Available-for-sale financial assets include the following listed securities:

—	1,288,920 ordinary shares in Datatrak Malta Limited, which is denominated in Euro.

The Group impaired the available-for-sale financial asset in full in the 2011 fiscal year as there was no demonstrable active market for trading these shares and no income is expected to be derived from this investment in the foreseeable future. The position remained unchanged at the end of the 2013 fiscal year.

There were no additions or disposals of available-for-sale financial assets during the 2013 or 2012 fiscal years.

10. Finance lease receivable

Total finance lease receivable	9,963	—
Short-term portion receivable within 12 months	3,604	—

Long-term portion receivable after 12 months	6,359	—

The Group entered into a finance lease arrangement with a customer to supply fleet management products and services. The term of the lease is 36 months and the lease is denominated in Euros. The unguaranteed residual values of the assets leased under finance lease are considered negligible.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The finance lease receivables are neither past due nor impaired.

	March 31, 2013 R’000	March 31, 2012 R’000
Gross finance lease receivable—minimum lease payments:
Not later than one year	4,238	—
Later than one year but not later than 5 years	6,549	—

	10,787	—
Unearned finance income	824	—

Net investment in finance leases	9,963	—

The net investment in finance leases may be analysed as follows:

Not later than one year	3,604	—
Later than one year but not later than 5 years	6,359	—

Net investment in finance leases	9,963	—

11. Inventory

Inventory—finished goods	38,927	35,903

During the current year an amount of R4.8 million (2012: R3.1 million) was recognized as a charge in cost of sales as a result of the write down of inventory to net realisable value (note 25, 33.2).

During the 2013 fiscal year it was resolved that all inventory installed and designated for installation in vehicles be classified as property, plant and equipment. As a result the inventory held in client vehicles and a portion of inventory, respectively, was reclassified to property, plant and equipment. The comparatives were amended accordingly (note 42). The 2011 restated inventory—finished goods balance was R26.4 million.

12. Trade and other receivables

Trade receivables	164,904	144,997
Less: provision for impairment of trade receivables	(7,356)	(7,569)

Trade receivables—net	157,548	137,428
Pre-payments	12,209	10,900
Sundry debtors	17,230	14,797

	186,987	163,125

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The aging of trade receivables at the reporting date is as follows:

	Gross R’000	Provision for impairment R’000
2013
Not past due	99,616	(447)
Past due by 1 to 30 days	33,934	(361)
Past due by 31 to 60 days	9,251	(1,332)
Past due by more than 60 days	22,103	(5,216)

Total	164,904	(7,356)

	Gross R’000	Provision for impairment R’000
2012
Not past due	96,323	(1,155)
Past due by 1 to 30 days	25,837	(803)
Past due by 31 to 60 days	7,833	(900)
Past due by more than 60 days	15,004	(4,711)

Total	144,997	(7,569)

The trade receivables above, which are past due and not impaired and fully performing trade receivables, relate to customers for whom there is no recent history of default.

Sundry debtors are neither past due nor impaired.

The carrying amounts of trade and other receivables are denominated in the following currencies:

	March 31, 2013 R’000	March 31, 2012 R’000
South African Rand	37,124	50,898
UK Pound	17,965	15,042
US Dollar	77,678	62,825
AU Dollar	28,972	17,137
Euro	19,723	14,625
Other	5,525	2,598

	186,987	163,125

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Movements in the Group’s provision for impairment of trade receivables are as follows:

	March 31, 2013 R’000	March 31, 2012 R’000
Opening balance	(7,569)	(11,709)
Increase in provision for impairment (note 33.2)	(6,159)	(7,050)
Receivables written off during the year as irrecoverable	6,585	11,311
Foreign currency translation differences	(213)	(121)

Closing balance	(7,356)	(7,569)

The creation of the provision for impairment of trade receivables has been included in administration and other charges in the income statement. In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted until the end of the reporting year. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

Trade receivables of R20.3 million (2012: R12.3 million) are pledged as security for the Group’s overdraft facilities (note 15) and were previously pledged as security for long-term loans (note 18).

The fair value of trade and other receivables approximate their book values as the impact of discounting is not considered material due to the short-term nature of the receivables. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. Other than 12% of the gross receivable balance relating to one debtor at the end of the 2013 fiscal year (2012: 18% of the gross receivable balance relating to two debtors), the Group has no significant concentration of credit risk, due to its spread of customers across various operations and geographical locations. The Group does not hold any collateral as security.

13. Loan to external party

Intellichain Proprietary Limited (“Intellichain”)	—	6001

Intellichain is a supply chain management software business that focuses on fleet management and supply execution. MiX Telematics Africa Proprietary Limited advanced a convertible loan of R5.5 million to Intellichain during the 2012 fiscal year, convertible at the option of the lender within 30 days after issuance of the audit certificate for the 2012 fiscal year into a minimum of 26% share. In terms of the agreement entered into, MiX Telematics Africa Proprietary Limited also had options to take up additional shareholding in Intellichain from April 2012 onwards, with the ultimate ability to own 100% of the company.

At March 31, 2012 the loan was ceded from MiX Telematics Africa Proprietary Limited to MiX Telematics International Proprietary Limited with all the terms and conditions of the agreement remaining unchanged.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The loan was denominated in South African Rands and was secured by the software (inclusive of all source code and object code comprised thereby). The fair value of the loan was deemed to approximate its book value at prior year-end and the maximum exposure to credit risk at that reporting date was the carrying value of the loan with interest being charged at a fixed 9% per annum.

In the 2013 fiscal year the business of Intellichain (constituting employees and specific assets and liabilities) was acquired for an amount equal to the outstanding loan balance at the effective date (note 34).

14. Restricted cash

	March 31, 2013 R’000	March 31, 2012 R’000
Cash securing guarantee issued in terms of the Mobile Telephone Networks Proprietary Limited incentive agreement (denominated in South African Rand)	1,000	1,000
Cash securing guarantees issued in respect of lease agreements entered into (denominated in South African Rand)	393	—
Cash securing guarantees issued in respect of employee visas in the UAE (denominated in US Dollar)	3,076	2,133
Cash held for purposes of distribution to MiX Telematics Enterprise BEE Trust and MiX Telematics Fleet Support Trust beneficiaries (denominated in South African Rand)	3,766	—

	8,235	3,133

15. Net cash and cash equivalents

Net cash and cash equivalents included in the cash flow statement comprise the following amounts included in the statement of financial position:

Cash and cash equivalents	147,702	118,695
Bank overdraft	(56,005)	(50,165)

	91,697	68,530

Included in the bank overdraft are overdraft facilities from Investec Bank Limited and Standard Bank Limited which are secured by the following at March 31, 2013:

Investec Bank Limited

—	cession of all rights, title and interest in and to the subscriber contracts of MiX Telematics Africa Proprietary Limited;

—	joint and several suretyships between the following Group companies:

—	MiX Telematics Limited; and

—	MiX Telematics Africa Proprietary Limited.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Standard Bank Limited

—	cross suretyships between the following Group companies:

—	MiX Telematics Africa Proprietary Limited;

—	MiX Telematics International Proprietary Limited; and

—	MiX Telematics Limited

—	an unrestricted cession of book debts by the following entities (note 12):

—	MiX Telematics Limited; and

—	MiX Telematics International Proprietary Limited.

At March 31, 2012 the overdraft facilities from Investec Bank Limited and Standard Bank Limited were secured by the following:

Investec Bank Limited

—	cession of all rights, title and interest in and to the subscriber contracts of MiX Telematics Africa Proprietary Limited;

—	joint and several suretyships between the following Group companies:

—	MiX Telematics Limited; and

—	MiX Telematics Africa Proprietary Limited.

Standard Bank Limited

—	cross suretyships and cession of claims between the following Group companies:

—	MiX Telematics Enterprise SA Proprietary Limited;

—	MiX Telematics Europe Limited;

—	MiX Telematics Technology Holdings Proprietary Limited; and

—	MiX Telematics Limited

—	the MiX Telematics International Proprietary Limited subscriber contracts

—	a reversionary right to the MiX Telematics Africa Proprietary Limited subscriber contracts

—	an unrestricted cession of book debts by the following entity (note 12):

—	MiX Telematics Africa Proprietary Limited.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The credit quality of cash and cash equivalents, that are neither past due nor impaired can be assessed by reference to external credit ratings.

	March 31, 2013 R’000	March 31, 2012 R’000
Cash and cash equivalents:
A	36,124	45,576
AA	5,989	4,962
BBB	105,589	68,157

	147,702	118,695

16. Stated capital/share capital and premium

	Number of shares ‘000	Ordinary share capital R’000		Share premium R’000	Total R’000
At April 1, 2011:	657,000	13		787,353	787,366
Shares issued in relation to share options exercised	200		*	236	236

Balance at March 31, 2012	657,200	13		787,589	787,602
Shares issued in relation to share options exercised	2,250		*	2,425	2,425
Share capital and share premium transferred to stated capital	(659,450)	(13)		(790,014)	(790,027)

Balance at March 31, 2013	—	—		—	—

*	Amount less than R1, 000

The ordinary shares with a par value of 0.002 cent were converted to ordinary shares with no par value on October 25, 2012, the date that the new Memorandum of Incorporation was accepted by the Companies and Intellectual Property Commission in South Africa.

	Number of shares 000’s	Stated capital R’000
Balance at March 31, 2012	—	—
Share capital and share premium transferred to stated capital	659,450	790,027
Shares issued in relation to share options exercised	513	464

Balance at March 31, 2013	659,963	790,491

The total authorised number of ordinary shares at the end of the 2013 fiscal year amounted to 1 billion shares (2012: 1 billion) with no par value (2012: par value of 0.002 cent per share). All issued shares are fully paid up and carry one vote per share and the right to dividends. There were no changes to the authorized number of ordinary shares during the 2013 or 2012 fiscal year.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Share options

Share options are granted to directors and certain key employees within the Group. The exercise price of the options granted is equal to the weighted average market value of ordinary shares for the 20 days preceding the date of the grant. The options vest in tranches of 25% per annum, commencing on the second anniversary of the grant date and expire six years after the grant date. In addition to these vesting periods, the vesting of the share options granted are conditional on certain performance conditions being met, namely the share price on the associated measurement date being in excess of the target, after being reduced by the aggregate amount of dividends paid, or an annual total shareholder return in excess of 10% and 5%, taking into account any dividends paid during the vesting period, being achieved. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

Movements in the total number of share options outstanding and their related weighted average exercise prices are as follows:

	Weighted average exercise price 2013 cents per share	Number of options 2013 000’s	Weighted average exercise price 2012 cents per share	Number of options 2012 000’s
Outstanding at the beginning of the year	113	57,250	107	47,350
Granted on September 13, 2011	—	—	130	6,800
Granted on January 3, 2012	—	—	154	4,000
Granted on November 7, 2012	246	12,350	—	—
Exercised	105	(2,763)	118	(200)
Forfeited	131	(3,162)	118	(700)

Outstanding at the end of the year	138	63,675	113	57,250

Exercisable at the end of the year		11,513		8,113

The weighted average remaining contractual life on share options outstanding at year end is 3.11 years (2012: 3.53 years).

Options exercised in 2013 resulted in 2,762,500 shares (2012: 200,000 shares) being issued at a weighted average exercise price of 105.0 cents per share (2012: 118.0 cents per share). The related weighted average share price at the time of exercise was 245.0 cents per share (2012: 150.0 cents per share).

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Share options outstanding at the end of the fiscal year have the following exercise prices:

			March 31, 2013 000’s	March 31, 2012 000’s
Annual shareholder return:	Exercise price
	5%	112 cents	12,025	12,650
	5%	130 cents	2,200	3,200
	10%	118 cents	6,550	8,250
	10%	70 cents	2,700	3,550
	10%	125 cents	250	400
	10%	154 cents	4,000	4,000
	10%	246 cents	12,100	—
Target share price:
	R5	70 cents	4,500	4,650
	R5	112 cents	7,600	7,600
	R5	130 cents	2,600	3,600
	R10	118 cents	8,950	9,150
	R10	125 cents	200	200

			63,675	57,250

Of the options in issue, none have expired during the 2013 or 2012 fiscal year.

The weighted average fair value of options granted during the current and prior year was determined using a combination of the Monte Carlo Simulation option pricing model and the Binomial Tree option pricing model. The key drivers and assumptions input into the valuation models used to determine these values are disclosed below.

As the shares were only listed on the JSE on November 12, 2007, the volatility was calculated using a mixture of the Group’s historical share data as well as the share data of comparable companies.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The salient details of options granted during the 2013 fiscal year are provided in the table below:

Total shareholder return
Grant date	November 7, 2012
Fair value (cents per share)	114.4
Option strike price (cents per share)	246.0
JSE share price on grant date (cents per share)	300.0

Expiry date	November 7, 2018
Performance conditions
— Total shareholder return of (%)	10.0
Remaining contractual life	5.61

Valuation assumptions and drivers
Volatility (%)	42.7
Anticipated forfeiture rate (%)	5.0
Anticipated dividend streams (cents per share)
— year ending March 31, 2014	11.0
— year ending March 31, 2015	13.5
— year ending March 31, 2016	16.5
— year ending March 31, 2017	20.0
— year ending March 31, 2018	24.5
Anticipated dividend yield (%)	5.5
Annual risk-free interest rate (%)	6.3

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The salient details of options granted during the 2012 fiscal year are provided in the table below:

	Total Shareholder Return	Target Share Price	Total Shareholder Return
Grant date	September 13, 2011	September 13, 2011	January 3, 2012
Fair value (cents per share)	33.7	18.7	42.7
Option strike price (cents per share)	130.0	130.0	154.0
JSE share price on grant date (cents per share)	134.0	134.0	160.0

Expiry date	September 13, 2017	September 13, 2017	January 3, 2018
Performance conditions
— Target share price of (Rand)	—	5.0	—
— Total shareholder return of (%)	5.0	—	10.0
Remaining contractual life	5.45	5.45	5.76

Valuation assumptions and drivers:
Volatility (%)	33.5	33.5	32.2
Anticipated forfeiture rate (%)	5.0	5.0	5.0
Anticipated dividend streams (cents per share)
— year ending March 31, 2013	7.0	7.0	7.0
— year ending March 31, 2014	8.0	8.0	8.0
— year ending March 31, 2015	9.0	9.0	9.0
— year ending March 31, 2016	10.0	10.0	10.0
— year ending March 31, 2017	11.0	11.0	11.0
— year ending March 31, 2018	12.0	12.0	12.0
Anticipated dividend yield (%)	6.8	6.8	6.8
Annual risk-free interest rate (%)	7.1	7.1	7.1

Refer to note 25 for the total expense recognized in fiscal years 2013 and 2012 in respect of share options granted to employees and directors.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

MiX Telematics Group Executive Incentive Plan

Group executives held the following share options at March 31, 2013:

	March 17, 2008 000’s	March 17, 2008 000’s	December 9, 2008 000’s	December 9, 2008 000’s	June 4, 2010 000’s	June 4, 2010 000’s	January 3, 2012 000’s	November 7, 2012 000’s	Total 000’s
S Joselowitz (1)	1,500	2,000	500	1,000	1,500	3,000	—	2,500	12,000
R Botha (1)	375	2,000	250	1,000	1,500	—	—	—	5,125
T Buzer (1)	1,500	2,000	250	1,000	1,500	—	—	—	6,250
M Pydigadu (1)	—	—	—	—	1,500	1,000	—	1,000	3,500
H Scott (1)	—	—	—	—	1,500	1,000	—	—	2,500
C Tasker (1)	1,500	2,000	500	1,000	1,500	—	2,000	2,000	10,500
B Horan	200	100	150	50	500	—	1,000	1,500	3,500
G Pretorius	500	200	—	—	500	—	1,000	1,500	3,700

	5,575	8,300	1,650	4,050	10,000	5,000	4,000	8,500	47,075

Option strike price (cents per share)	118	118	70	70	112	112	154	246
JSE share price on grant date (cents per share)	118	118	58	58	104	104	160	300
Expiry date	March 17, 2014	March 17, 2014	December 9, 2014	December 9, 2014	June 4, 2016	June 4, 2016	January 3, 2018	November 7, 2018
Performance conditions:
Share price of (Rand)	n/a	10	n/a	5	n/a	5	n/a	n/a
Minimum shareholder return of	10%	n/a	10%	n/a	5%	n/a	10%	10%

The following share options were exercised by members of the executive committee during the 2013 fiscal year:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition	Exercise date share price
R Botha (1)	25/09/2012	1,125,000	17/03/2008	118	10%	230
	25/09/2012	250,000	09/12/2008	70	10%	230
T Buzer (1)	01/10/2012	250,000	09/12/2008	70	10%	221

(1)	Executive director

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Group executives held the following share options at March 31, 2012:

	March 17, 2008 000’s	March 17, 2008 000’s	December 9, 2008 000’s	December 9, 2008 000’s	June 4, 2010 000’s	June 4, 2010 000’s	January 3, 2012 000’s	Total 000’s
S Joselowitz (1)	1,500	2,000	500	1,000	1,500	3,000	—	9,500
R Botha (1)	1,500	2,000	500	1,000	1,500	—	—	6,500
T Buzer (1)	1,500	2,000	500	1,000	1,500	—	—	6,500
M Pydigadu (1)	—	—	—	—	1,500	1,000	—	2,500
H Scott (1)	—	—	—	—	1,500	1,000	—	2,500
C Tasker (1)	1,500	2,000	500	1,000	1,500	—	2,000	8,500
B Horan	200	100	150	50	500	—	1,000	2,000
G Pretorius	500	200	—	—	500	—	1,000	2,200

	6,700	8,300	2,150	4,050	10,000	5,000	4,000	40,200

Option strike price (cents per share)	118	118	70	70	112	112	154

JSE share price on grant date (cents per share)	118	118	58	58	104	104	160

Expiry date	March 17, 2014	March 17, 2014	December 9, 2014	December 9, 2014	June 4, 2016	June 4, 2016	January 3, 2018
Performance conditions:
Share price of (Rand)	n/a	10	n/a	5	n/a	5	n/a
Minimum shareholder return of	10%	n/a	10%	n/a	5%	n/a	10%

(1)	Executive director

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

17. Other reserves

	March 31, 2013 R’000	March 31, 2012 R’000
Opening balance	(154,745)	(179,844)
Foreign currency translation:	36,900	7,057
— Movement for the year	37,090	29,816
— Transfer from shareholder loan revaluation **	(190)	(22,759)
Shareholder loan revaluation: *	3,332	16,041
— Movement for the year	3,142	(6,718)
— Transfer to foreign currency translation **	190	22,759
Share-based payments (note 25, 33.2)	3,151	2,001

Closing balance	(111,362)	(154,745)

Comprised as follows:

Foreign currency translation	13,426	(23,474)
Reserve on transaction with non-controlling interest	(137,895)	(137,895)
Share-based payments	10,350	7,199
Shareholder loan revaluation *	2,757	(575)

	(111,362)	(154,745)

*	Shareholder loan revaluation relates to the unrealized foreign exchange gains/(losses) on loans viewed as part of the Group’s net investment in foreign operations.
**	Upon capitalization/settlement of certain net investment loans, amounts that were previously recognized in the shareholder’s loan revaluation reserve have been transferred to the foreign currency translation reserve.

18. Borrowings

Secured loans
— Long-term loans	3,472	22,941
Short-term portion payable within 12 months	(3,472)	(22,941)

Long-term portion payable after 12 months	—	—

Movement for the year
Opening balance	22,941	63,578
Net payments made	(19,469)	(40,647)
Foreign currency translation differences	—	10

Closing balance	3,472	22,941

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The Group and its subsidiaries have unlimited borrowing capacity as specified in their respective memoranda of incorporation.

No new borrowings were raised by the Group during the 2013 or 2012 fiscal years.

The Group however, has access to revolving credit facilities on which payments of R26.0 million (2012: R69.2 million) were made, and draw downs on the borrowing facilities of R6.5 million (2012: R28.6 million) were raised in the 2013 fiscal year. The net of these amounts have been included in the movement above.

	March 31, 2013 R’000		March 31, 2012 R’000
Long-term loans
Loans from Standard Bank Limited:
— Loan 1	—		2,645
— Loan 2	—		9,097
Loans from Investec Bank Limited:
— Loan 1		*	4,735
— Loan 2	3,472		6,464

Total long-term loans	3,472		22,941
Short-term portion payable within 12 months	(3,472)		(22,941)

Long-term portion payable after 12 months	—		—

*	Amounts less than R1,000.

The Standard Bank Loan 1 was repaid in full during the 2013 fiscal year. Interest was previously charged at prime less 1.2% and the loan was repayable in monthly instalments of R0.3 million.

The Standard Bank Loan 2 was repaid in full during the 2013 fiscal year. Interest was previously charged at prime less 1.2% and the loan was repayable in monthly instalments of R1.2 million.

The Standard Bank loans were denominated in South African Rand.

The Standard Bank loans and overdraft facility (note 15) previously contained financial covenants in respect of Group “Debt:EBITDA” and “value of subscriber base:debt” ratios. The Group met all required covenants during the 2012 fiscal year. During the 2013 fiscal year, these covenants were waived.

The above Standard Bank loans were secured by:

—	cross suretyships and cession of claims between the following Group companies:

—	MiX Telematics Africa Proprietary Limited;

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

—	MiX Telematics Enterprise SA Proprietary Limited;

—	MiX Telematics International Proprietary Limited;

—	MiX Telematics Europe Limited;

—	MiX Telematics Technology Holdings Proprietary Limited; and

—	MiX Telematics Limited.

—	the MiX Telematics International Proprietary Limited subscriber contracts

—	a reversionary right to the MiX Telematics Africa Proprietary Limited subscriber contracts

—	an unrestricted cession of book debts by the following entities (note 12):

—	MiX Telematics Limited;

—	MiX Telematics Africa Proprietary Limited; and

—	MiX Telematics International Proprietary Limited.

The Investec Loan 2 bears interest at prime less 0.5% and is repayable in monthly instalments of R0.6 million (2012: R0.6 million). The facility matures in September 2015.

The above Investec loan is secured by:

—	cession of all rights, title and interest in and to the subscriber contracts of MiX Telematics Africa Proprietary Limited.

—	joint and several suretyships between the following Group companies:

—	MiX Telematics Limited; and

—	MiX Telematics Africa Proprietary Limited.

The Investec Loan 1 bears interest at prime less 0.5% and is repayable in monthly instalments of R0.5 million (2012: R0.5 million). The facility matures in September 2013.

The above Investec loan is secured by the cession and pledge of 100% of the shares held in MiX Telematics Australasia Proprietary Limited.

The Investec loans are denominated in South African Rand.

The carrying values of the variable rate loans are considered to be a reasonable approximation of the fair values of the respective loans as the variable interest rates approximate the market rate.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The Group did not default on any payments or breach any loan agreement term during the 2013 or 2012 fiscal years.

	March 31, 2013 R’000	March 31, 2012 R’000
Undrawn borrowing facilities are:
— Standard Bank Limited:
Overdraft	46,289	19,174
Vehicle and asset finance	8,500	8,500
— Investec Bank Limited	32,931	48,060

	87,720	75,734

Subsequent to year end the Group obtained an overdraft facility of R10 million from Nedbank Limited. The facility is unsecured and bears interest at prime less 2% (note 38).

19. Trade and other payables

Trade payables	57,026	54,128
Accruals	96,176	74,348
Revenue received in advance	22,996	19,896
Value-added taxes	7,167	6,745
Other	1,032	1,921

	184,397	157,038

The fair values of trade payables, accruals and other payables approximate their book values as the impact of discounting is not considered material due to the short-term nature of the payables.

20. Retirement benefits

It is the policy of the Group to provide retirement benefits to all its South African, United Kingdom, United States and Australian employees.

All these retirement benefits are defined contribution plans and are held in separate trustee-administered funds. These plans are generally funded by both member and company contributions. The South African plan is subject to the Pension Funds Act of 1956, the UK plan is subject to the United Kingdom Pensions Act 2011 (Commencement No. 3) and the Australian plan is subject to the Superannuation Guarantee Administration Act of 1992. For the United States employees a voluntary Internal Revenue Service section 401(k) tax-deferred defined contribution plan is offered. No Group contribution is currently being made towards such plan. The full extent

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

of the Group’s liability is the contributions made, which are charged to the income statement as they are incurred. The total Group contribution to such plans in 2013 was R14.5 million (2012: R12.8 million) (note 25).

	March 31, 2013 R’000	March 31, 2012 (Restated) ‘000	April 1, 2011 (Restated) R’000
21. Deferred tax Deferred tax liabilities
Capital allowances for tax purposes	8,957	5,463	5,278
Intangible assets	12,755	17,570	21,050
Prepayments	796	477	426
Section 24C—future expenditure	—	9,748	9,748
Other	3,118	3,991	2,414

Gross deferred tax liabilities	25,626	37,249	38,916
Set-off of deferred tax balances	(17,021)	(11,433)	(10,746)

Net deferred tax liabilities	8,605	25,816	28,170

Deferred tax assets

Revenue received in advance	4,763	3,151	2,204
Capital allowances for tax purposes	8,577	6,913	4,414
Provisions and lease straight-lining	15,799	14,294	14,556
Other	1,750	341	874

Gross deferred tax assets	30,889	24,699	22,048
Set-off of deferred tax balances	(17,021)	(11,433)	(10,746)

Net deferred tax assets	13,868	13,266	11,302

Net deferred tax asset/(liability)	5,263	(12,550)	(16,868)

The gross movement in net deferred tax assets/(liabilities) is as follows:
Beginning of the year	(12,550)	(16,868)	(18,858)
Foreign currency translations	361	193	(7)
Income statement charge (note 30)	17,452	4,125	1,997

End of the year	5,263	(12,550)	(16,868)

During the current fiscal year it was resolved that all inventory installed and designated for installation in vehicles be classified as property, plant and equipment as opposed to being included under inventory held in client vehicles and inventory, respectively, as previously

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

disclosed. This resulted in the portion of deferred tax liabilities previously classified as being attributable to inventory held in client vehicles being reclassified to capital allowances (note 42).

Deferred tax at year-end has been recognized using the following corporate tax rates:

—	South Africa 28%

—	United Kingdom 24% (2012: 26%)

—	Germany 15%

—	United States of America 34%

—	Australia 30%

—	Dubai 0%

—	Brazil 34%

Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred tax assets of R22.9 million (2012: R18.7 million) in respect of losses amounting to R91.7 million (2012: R61.1 million) at year-end.

The movement in deferred tax assets and liabilities during the year, prior to taking into account the offsetting of balances within the same tax jurisdiction, is as follows:

		Charged/ (credited) to the income statement (note 30) R’000	Foreign currency translation differences R’000
	March 31, 2012 (Restated) R’000			March 31, 2013 R’000
Deferred tax liabilities
Capital allowances for tax purposes	5,463	3,494	—	8,957
Intangible assets	17,570	(4,824)	9	12,755
Prepayments	477	319	—	796
Section 24C—future expenditure allowance	9,748	(9,748)	—	—
Other	3,991	(873)	—	3,118

	37,249	(11,632)	9	25,626

Deferred tax assets
Revenue received in advance	(3,151)	(1,612)	—	(4,763)
Capital allowances for tax purposes	(6,913)	(1,549)	(115)	(8,577)
Provisions and lease straight-lining	(14,294)	(1,250)	(255)	(15,799)
Other	(341)	(1,409)	—	(1,750)

	(24,699)	(5,820)	(370)	(30,889)

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The movement in deferred tax assets and liabilities during the prior year, prior to taking into account the offsetting of balances within the same tax jurisdiction, is as follows:

		Charged/ (credited) to the income statement (note 30) R’000	Foreign currency translation differences R’000
	April 1, 2011 (Restated) R’000			March 31, 2012 (Restated) R’000
Deferred tax liabilities
Capital allowances for tax purposes	5,278	185	—	5,463
Intangible assets	21,050	(3,491)	11	17,570
Prepayments	426	51	—	477
Section 24C—future expenditure allowance	9,748	—	—	9,748
Other	2,414	1,577	—	3,991

	38,916	(1,678)	11	37,249

Deferred tax assets
Revenue received in advance	(2,204)	(947)	—	(3,151)
Capital allowances for tax purposes	(4,414)	(2,414)	(85)	(6,913)
Provisions and lease straight-lining	(14,556)	382	(120)	(14,294)
Other	(874)	532	1	(341)

	(22,048)	(2,447)	(204)	(24,699)

	March 31, 2013 R’000	March 31, 2012 R’000

22. Provisions

Product warranties
Beginning of the year	9,342	8,975
Income statement charge	2,218	975
Utilised	(2,228)	(1,142)
Foreign currency translation differences	840	534

End of the year	10,172	9,342
Non-current portion	—	—

Current portion	10,172	9,342

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The Group provides warranties on certain products and undertakes to repair or replace items that fail to perform satisfactorily. Management estimates the related provision for future warranty claims based on historical warranty claim information, the product lifetime, as well as recent trends that might suggest that past cost information may differ from future claims.

	March 31, 2013 R’000	March 31, 2012 R’000
Maintenance provision
Beginning of the year	16,663	18,205
Income statement charge	7,642	11,184
Utilised	(15,626)	(12,726)
Foreign currency translation differences	23	—

End of the year	8,702	16,663
Non-current portion	(283)	—

Current portion	8,419	16,663

The Group provides for maintenance required, related to ongoing contracts when the obligation to repair occurs. Management estimates the related provision for maintenance costs per unit based on the estimated costs expected to be incurred to repair the respective units.

Decommissioning provision
Beginning of the year	2,958	14,518
Income statement charge—unwinding of discount reflected as finance cost (note 27)	—	221
Income statement reversal	(263)	(4,743)
Utilised	(224)	(8,327)
Foreign currency translation differences	399	1,289

End of the year	2,870	2,958
Non-current portion	—	—

Current portion	2,870	2,958

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The Group provides for the anticipated costs associated with the restoration of leasehold property to its condition at inception of the lease, including the removal of items included in plant and equipment that is erected on leased land. The final cash outflow of these costs is expected to occur in the 2014 fiscal year.

	March 31, 2013 R’000	March 31, 2012 R’000
Total provisions
Product warranties	10,172	9,342
Maintenance provision	8,702	16,663
Decommissioning provision	2,870	2,958

Total provision	21,744	28,963
Non-current portion	(283)	—

Current provision	21,461	28,963

23. Revenue

Subscription revenue	686,720	577,330
Hardware sales	378,070	328,386
Other	106,690	112,766

	1,171,480	1,018,482

24. Other (expenses)/income—net

MIDP incentives	2,603	8,030
Foreign exchange loss	(4,681)	(1,602)
Rental income	—	113
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company (note 33.2)	(394)	—
Profit/(loss) on disposal of property, plant and equipment and intangible assets (note 33.2)	314	(430)
Other	1,737	897

	(421)	7,008

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

25. Operating profit

Operating profit is stated after accounting for the following charges:

	March 31, 2013 R’000	March 31, 2012 R’000
Amortization (note 7, 33.2)	56,985	53,040
Depreciation (note 6, 33.2)	41,201	36,792
Impairment of intangible assets (note 5, 7, 33.2)	5,158	1,332
Operating lease charges—premises and equipment	15,946	17,629
Write-down of inventory to net realisable value (note 11, 33.2)	4,785	3,153
Research expenditure	1,300	817
Professional fees	15,707	12,795
Staff costs	347,103	294,764
— Salaries, wages and other costs	329,424	280,013
— Pension costs (note 20)	14,528	12,750
— Share based payments (note 17, 33.2)	3,151	2,001
Number of employees at the end of the year	937	824

26. Finance income

Cash
— Current accounts and short-term bank deposits	1,788	1,706
— Other	96	171

	1,884	1,877

Non-cash
— External loans	—	515
— Finance lease receivable income	134	—

	134	515

	2,018	2,392

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

	March 31, 2013 R’000	March 31, 2012 R’000

27. Finance costs

Cash
— Overdraft	(2,507)	(2,316)
— Finance leases	—	(12)
— Other long-term loans	(425)	(3,148)
— Other	(489)	(73)

	(3,421)	(5,549)
— Capitalization of borrowing cost	304	837
	(3,117)	(4,712)

Non-cash
— Decommissioning provision (note 22)	—	(221)
— Long-term loans	(231)	(332)

	(231)	(553)

	(3,348)	(5,265)

28. Auditors’ remuneration

Auditors’ remuneration	4,207	3,113

29. Directors’ and executive committee emoluments

Group	Directors’ fees R’000	Salary and allowances R’000	Other benefits R’000	Retirement fund R’000	Performance bonuses (1) R’000	12 months R’000
2013
Non-executive directors
R Bruyns	754	—	—	—	—	754
H Brody (2)	240	—	—	—	—	240
C Ewing (2)	365	—	—	—	—	365
R Frew (2)	296	—	—	—	—	296
R Friedman	296	—	—	—	—	296
F Roji (2)	376	—	—	—	—	376
R Shough (3)	325	—	—	—	—	325
A Welton	320	—	30	—	—	350

	2,972	—	30	—	—	3,002
Value-Added Tax (2)	179	—	—	—	—	179

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Group	Directors’ fees R’000	Salary and allowances R’000	Other benefits R’000	Retirement fund R’000	Performance bonuses (1) R’000	12 months R’000
Executive committee (4)
S Joselowitz (6)	—	3,678	—	—	3,798	7,476
R Botha (6)	—	2,326	11	90	704	3,131
T Buzer (6)	—	1,898	19	150	2,013	4,080
M Pydigadu (6)	—	1,746	91	71	1,632	3,540
H Scott (6)	—	2,636	—	—	2,134	4,770
C Tasker (6)	—	2,199	40	189	2,285	4,713
B Horan	—	1,662	97	68	1,544	3,371
G Pretorius	—	1,587	96	150	2,154	3,987

	3,151	17,732	384	718	16,264	38,249

2012
Non-executive directors
R Bruyns	771	—	—	—	—	771
H Brody (2)	240	—	—	—	—	240
C Ewing (2)	61	—	—	—	—	61
R Frew (2)	296	—	—	—	—	296
R Friedman	296	—	—	—	—	296
A Patel (2)	304	—	—	—	—	304
F Roji (2)	389	—	—	—	—	389
A Welton	328	—	—	—	—	328

	2,685	—	—	—	—	2,685
Value-Added Tax (2)	181	—	—	—	—	181
Executive committee (4)
S Joselowitz (6)	—	2,972	—	—	2,816	5,787
R Botha (6)	—	2,069	125	96	1,096	3,386
T Buzer (6)	—	1,770	25	245	1,001	3,041
M Pydigadu (6)	—	1,616	75	72	700	2,463
H Scott (6)	—	1,856	458	—	371	2,686
C Tasker (6)	—	2,160	37	152	1,297	3,646
B Horan (5)	—	401	34	15	—	450
G Pretorius (5)	—	382	22	46	—	450

	2,866	13,226	776	626	7,281	24,775

(1)	Performance bonuses are based on actual amounts paid during the fiscal year.
(2)	Value-added tax (“VAT”) included as part of invoice received. Directors’ fees shown exclude VAT.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

(3)	Appointed to the Board with effect from June 1, 2012.
(4)	All prescribed officers of the Company are included as part of the executive committee as noted above.
(5)	Appointed to the executive committee with effect from January 1, 2012. Emoluments disclosed only include amounts paid from January 1, 2012 to March 31, 2012.
(6)	Executive Director.

	March 31, 2013 R’000	March 31, 2012 R’000

30. Taxation

Major components of taxation expense
Normal taxation	(68,852)	(44,400)
— Current	(67,641)	(40,520)
— (Under)/over-provision prior years	(76)	428
— Foreign tax paid	(702)	—
— Withholding tax	(433)	—
— Secondary taxation on companies	—	(4,308)
Deferred taxation (note 21)	17,452	4,125
— Current year	18,505	4,125
— Under-provision prior years	(1,053)	—

	(51,400)	(40,275)

Taxation recognized in other comprehensive income

	Before tax R’000	Tax impact R’000	After tax R’000
2013
Exchange differences on translating foreign operations	37,090	—	37,090
Exchange differences on net investments in foreign operations	3,142	—	3,142

	40,232	—	40,232

Taxation recognized in other comprehensive income

	Before tax R’000	Tax impact R’000	After tax R’000
2012
Exchange differences on translating foreign operations	29,816	—	29,816
Exchange differences on net investments in foreign operations	(6,718)	—	(6,718)

	23,098	—	23,098

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

March 31, 2013 R’000	March 31, 2012 R’000

Tax rate reconciliation

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

Profit before taxation	179,866	143,515
Tax at the applicable tax rate of 28%	50,362	40,184
Tax effect of:	1,038	91
— Income not subject to tax	(423)	(107)
— Expenses not deductible for tax purposes	3,362	2,639
— Secondary tax on companies	—	4,308
— Withholding tax	433	—
— Utilisation of prior year assessed losses	(190)	(4,005)
— Foreign tax paid	702	34
— Foreign tax rate differential	(3,153)	(501)
— Deferred tax not recognized on assessed losses	3,405	4,079
— Deferred tax previously not recognized	7	—
— Under/(over) provision prior years	1,129	(428)
— Tax incentives in addition to incurred cost	(4,485)	(5,968)
— Other	251	40

	51,400	40,275

The Group’s weighted average tax rate is 28,6% (2012: 28,1%).

31. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the parent by the weighted average number of ordinary shares in issue during the year.

Profit attributable to shareholders of the parent	128,471	103,240
Weighted average number of ordinary shares in issue (000’s)	658,456	657,045
Basic earnings per share (cents)	19.5	15.7

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Diluted

Diluted earnings per share is calculated by dividing the diluted profit attributable to shareholders of the parent by the diluted weighted average number of ordinary shares in issue during the year. The Group has one category of diluted potential ordinary shares—share options, for which a calculation is done to determine the number of shares that could have been acquired at fair value (determined at the closing market share price) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated is compared with the number of shares that would have been issued assuming the exercise of the share options.

	March 31, 2013 R’000	March 31, 2012 R’000
Profit attributable to shareholders of the parent	128,471	103,240
Diluted weighted average number of ordinary shares in issue (000’s)	674,772	662,322
Diluted earnings per share (cents)	19.0	15.6

32. Dividend per share

Final dividend declared	52,576	39,420
Shares in issue at dividend date (000’s)	657,200	657,000
Final dividend per share (cents)	8.0	6.0

Interim dividend declared	26,378	—
Shares in issue at dividend date (000’s)	659,450	—
Interim dividend per share (cents)	4.0	—

33. Cash flow statement

33.1.	The following convention applies to figures other than adjustments:

Outflows of cash are represented by figures in brackets. Inflows of cash are represented by figures without brackets.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

33.2.	Reconciliation of profit for the year before taxation to cash generated from operations:

	March 31, 2013 R’000	March 31, 2012 R’000 (Restated)
Profit before income taxation	179,866	143,515
Adjustments	131,123	114,294
— (Profit)/Loss on disposal of property, plant and equipment and intangible assets (note 24)	(314)	430
— Depreciation (note 6, 25)	41,201	36,792
— Amortization (note 7, 25)	56,985	53,040
— Impairment of intangible assets (note 5, 7, 25)	5,158	1,332
— Finance income—cash (note 26)	(1,884)	(1,877)
— Finance income—non-cash (note 26)	(134)	(515)
— Finance costs—cash (note 27)	3,117	4,712
— Finance costs—non-cash (note 27)	231	553
— Share-based payments (note 17, 25)	3,151	2,001
— Unrealized foreign exchange loss	3,012	639
— Impairment of receivables (note 12)	6,159	7,050
— Write-down of inventory to net realisable value (note 11, 25)	4,785	3,153
— Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company (note 24)	394	—
— Increase in provisions	8,986	7,415
— Other	(76)	(11)
— Lease straight-line adjustment	352	(420)
Cash generated from operations before working capital changes	310,989	257,809
Changes in working capital	(23,142)	(65,332)
— Increase in inventories	(7,810)	(12,698)
— Increase in trade and other receivables	(30,844)	(54,877)
— Increase in finance lease receivable	(9,829)	—
— Increase in trade and other payables	24,876	23,571
— Decrease in provisions	(16,205)	(20,371)
— Foreign currency translation differences on working capital	16,670	324
— Increase in restricted cash	—	(1,281)

Cash generated from operations	287,847	192,477

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

During the 2013 fiscal year, it was resolved that all inventory installed and designated for installation in vehicles be classified as property, plant and equipment. As a result, cash flows relating to the above have been moved from operating to investing activities. The comparatives were amended accordingly (note 42).

34. Business combinations

On May 1, 2012, the Group acquired the business of Intellichain Proprietary Limited, or “Intellichain” (constituting employees and specific assets and liabilities), a supply chain management software business. The services offered by Intellichain are compatible with the Group’s existing fleet management solutions and the acquisition broadens the array of services offered to current and future fleet management customers. The purchase consideration of the acquisition consisted of the outstanding loan advanced to Intellichain in the 2012 fiscal year including interest accrued (note 13).

No material acquisition related expenses were incurred in relation to the acquisition of the business.

The post-acquisition revenue earned during the year of R6.6 million and the post-acquisition loss of R1.6 million have been included in the consolidated results. Had Intellichain been consolidated from April 1, 2012, the consolidated income would show pro-forma revenue of R7.1 million and a net loss of R1.8 million in respect of this business.

The fair values of the assets and liabilities arising from the acquisition are as follows:

	Note	Fair value R’000
Property, plant and equipment	6	182
Software	7	5,739
Trade receivables	12	756
Cash and cash equivalents	15	23
Trade and other payables	19	(654)

		6,046

Acquisition date fair value of consideration paid		6,046

The Group has finalized the identification and allocation of fair values to all assets and liabilities acquired.

The at acquisition fair value of trade receivables was R0.8 million of which none is expected to be uncollectible at March 31, 2013.

Net cash inflow on acquisition of business
Consideration paid in cash	—
Cash and cash equivalent balances acquired	23

23

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

35. Related party transactions

Directors’ and Executive Committee Members Interest

The list of directors and executive committee and their beneficial interests declared in the Company’s share capital at year end held directly, indirectly and by associates were:

	March 31, 2013			March 31, 2012
	Direct 000’s	Indirect 000’s	Associate 000’s	Direct 000’s	Indirect 000’s	Associate 000’s
Non-executive
H Brody	—	—	—	—	—	—
R Bruyns	—	3,931	653	—	3,931	653
C Ewing	—	—	—	—	—	—
R Frew	—	79,847	90,261	—	79,847	90,262
R Friedman (1)	12,318	1,656	2,779	12,318	1,656	3,279
A Patel (2)	—	—	—	282	—	—
F Roji	250	—	—	250	—	—
R Shough	—	—	—	—	—	—
A Welton	—	—	200	—	—	100
Executive
S Joselowitz	28,240	—	—	28,240	—	—
R Botha	7,798	—	125	6,423	—	125
T Buzer	3,602	—	—	3,352	—	—
M Pydigadu	33	—	—	33	—	—
H Scott	13,465	—	—	13,465	—	—
C Tasker	—	1,138	—	—	638	—
G Pretorius	—	—	—	—	—	—
B Horan	—	—	78	—	—	—

	65,706	86,572	94,096	64,363	86,072	94,419

(1)	Resigned with effect from March 31, 2013.
(2)	Resigned with effect from January 30, 2012.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Interests in contracts

During the year under review, the following were disclosed as contractual arrangements that existed between the Group and companies outside of the Group, in which certain of the directors and executive committee members had interests:

Name of director	Related company	Nature of relationship with the Group
R Friedman (3)	Control Instruments Group Limited and subsidiaries	Provides contract manufacturing services to the Group
R Frew	Thynk Property Fund Proprietary Limited	Lease agreement: Midrand office
R Frew	Thynk Capital Proprietary Limited	Fees in respect of rental unit financing
R Frew (5)	Radiospoor Management Services Proprietary Limited	Fees in respect of rental unit financing
R Frew	Masalini Capital Proprietary Limited	Provides directors’ services
H Brody	Imperial Group Limited	Shareholder and distribution outlet through motor dealer channel and provides director services
F Roji (4)	Imperial Group Limited	Shareholder and distribution outlet through motor dealer channel and provides director services
C Ewing	DLA Cliffe Dekker Hofmeyr Incorporated	Provides director services
B Horan	Creative Space Media	Provides media-related services

(3)	As at 30 June 2012, R Friedman resigned as a director of Control Instruments Group Limited and as such the group and its subsidiaries are no longer considered a related party to the Group. The major subsidiaries include PI Shurlok Proprietary Limited and Control Instruments Automotive Proprietary Limited. Furthermore, R Friedman resigned as director of the MiX Telematics Limited on March 31, 2013.
(4)	As of January 1, 2013, F Roji was appointed as an employee of Imperial Group Limited.
(5)	As of March 31, 2013, the company is no longer considered a related party to the Group.

A list of subsidiaries has been included in note 44.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

March 31, 2013 R’000	March 31, 2012 R’000

Transactions with related parties and balances outstanding at year end are as follows (excluding key management personnel emoluments):

Sales of goods and services	42,155		20,693
— Control Instruments Automotive Proprietary Limited	236		213
— Imperial Group Limited	41,919		20,480
Purchases of goods and services	25,516		98,463
— PI Shurlok Proprietary Limited	11,917		91,543
— Masalini Capital Proprietary Limited	27		42
— Thynk Capital Proprietary Limited	40		59
— Thynk Property Fund Proprietary Limited	5,796		6,208
— Imperial Group Limited	7,675		432
— Creative Space Media	61		179
Year-end balance of receivables	3,194		4,184
— Control Instruments Automotive Proprietary Limited		*	123
— Imperial Group Limited	3,194		4,061
Year-end balance of payables	124		10,777
— PI Shurlok Proprietary Limited		*	10,770
— Masalini Capital Proprietary Limited	2		3
— Thynk Capital Proprietary Limited	3		4
— Thynk Property Fund Proprietary Limited	74		—
— Imperial Group Limited	45		—

*	No longer a related party at March 31, 2013.

Refer to note 29 for key management personnel emoluments disclosure. Key management personnel include executive committee members.

The related parties included above are related to the Group due to certain shares in these entities being held by the executive and non-executive directors of the Company or due to common directorships held.

The receivables from related parties arise from sales transactions and are unsecured and bear no interest. No provisions are held against receivables from related parties (2012: 0).

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

The payables to related parties arise mainly from purchase transactions and the payables bear no interest.

In June 2011, MiX Telematics Europe and Imperial Commercials Limited, a subsidiary of a significant shareholder, entered into an agreement whereby Imperial Commercials Limited purchased the business and assets of MiX Telematics Europe’s vehicle conversion business, One Stop Shop. The business and related assets were sold to Imperial Commercials Limited for R2.3 million.

36. Contingencies

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. Furthermore, no connection incentives will be received going forward. The maximum potential liability under the arrangement is R65.1 million. No loss is considered probable under this arrangement.

Taxation

During the previous fiscal year, MiX Telematics Africa Proprietary Limited, received a query and a subsequent reassessment of its tax liability relating to the claiming of tax allowances in respect of Section 24C of the South African Income Tax Act of 1962. In terms of this assessment, the South African Revenue Services (“SARS”) disallowed the Section 24C allowance going back to 2008 and charged interest thereon of approximately R4 million. MiX Telematics Africa Proprietary Limited had been claiming the Section 24C allowance on the basis of a legal opinion obtained from a prominent South African law firm. The Section 24C allowance had always been fully disclosed in its tax return and had been previously allowed by SARS. At March 31, 2013, after a successful appeal of the revised assessment, SARS issued a letter informing the company that they will waive the amount of interest charged. As no connection incentives are received going forward, the Section 24C allowance is not claimed any longer. The deferred tax liability in respect of the Section 24C allowance was transferred to current tax payable and paid over to SARS during the fiscal year.

March 31, 2013 R’000	March 31, 2012 R’000

37. Commitments

Capital commitments

At March 31, the Group had approved, but not yet contracted, capital commitments for:

Property, plant and equipment	1,451	413
Intangible assets	31,341	26,396

	32,792	26,809

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

At March 31, the Group had approved and contracted capital commitments for:

Property, plant and equipment	2,240	1,330
Intangible assets	9,465	9,165

	11,705	10,495

Capital commitments will be funded out of a mixture of working capital and available banking facilities.

Operating leases

The Group leases various offices under non-cancellable operating lease agreements. The leases have various terms and escalation clauses and renewal rights.

The future minimum lease payments under non-cancellable operating leases are as follows:

Land and buildings

Within one year	12,653	8,316
One to five years	23,971	7,940

	36,624	16,256

The Group leases various office equipment and vehicles under cancellable operating lease agreements. The lease terms are between one and five years with annual escalations between zero and 10% per annum The Group is required to give up to three months’ notice for the termination of these agreements.

The future minimum lease payments under cancellable operating leases are as follows.

	March 31, 2013 R’000	March 31, 2012 R’000

Office equipment
Within one year	882	1,230
One to five years	490	1,082

	1,372	2,312

Vehicles

Within one year	1,802	1,362
One to five years	1,215	1,521

	3,017	2,883

The lease expenditure charged to the income statement during the year is disclosed in note 25.

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

38. Events after the reporting period

Banking facilities

Subsequent to year end the Group obtained an overdraft facility of R10 million from Nedbank Limited. The facility is unsecured and bears interest at prime less 2%.

Directors

On May 13, 2013, E Banda was appointed as an independent non-executive director and as a member of the audit and risk committee. F Roji has resigned as non-executive director of the Board of Directors and has been appointed as an alternate director to H Brody with effect from May 13, 2013.

Restructuring

Subsequent to year end, the Europe fleet solutions segment announced a restructuring plan. The total expected cost of the restructuring is approximately R2.7 million. The restructuring will result in operating cost savings for the segment.

39. Financial risk sensitivity analysis

Interest rate sensitivity

A change of 100 basis points in the interest rate at the reporting date would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for the year ended March 31, 2012.

	March 31, 2013 R’000	March 31, 2012 R’000
Increase of 100 basis points	517	123
Decrease of 100 basis points	(517)	(123)

Foreign currency sensitivity

The Group has used a sensitivity analysis technique that measures the estimated change to profit or loss and equity of an instantaneous 5% strengthening or weakening in the functional currency against all other currencies, from the rate applicable at March 31, 2013, for each class of financial instrument with all other variables remaining constant. This analysis is for illustrative purposes only as, in practice, market rates rarely change in isolation.

The Group is exposed mainly to fluctuations in foreign exchange rates in respect of the South African Rand, Australian dollar, US dollar, the UK pound and the euro. This analysis considers the impact of changes in foreign exchange rates on profit or loss or equity, excluding foreign exchange translation differences resulting from the translation of the group entities that have a functional currency different from the presentation currency, into the Group’s presentation currency (and recognized in the foreign currency translation reserve).

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

A change in the foreign exchange rates to which the Group is exposed at the reporting date would have increased/(decreased) profit before taxation/equity by the amounts shown below.

The analysis has been performed on the basis of the change occurring at the end of the reporting period.

		Increase/(decrease) in profit before taxation		Increase/(decrease) in equity
	Change in exchange rate %	Result of weakening in functional currency R’000	Result of strengthening in functional currency R’000	Result of weakening in functional currency R’000	Result of strengthening in functional currency R’000
2013
Denominated currency: Functional currency
EUR:GBP	5	380	(380)
USD:GBP	5	(35)	35
USD:ZAR	5	(61)	61
EUR:ZAR	5	147	(147)
GBP:ZAR	5	11	(11)	(361)	361
ZAR:USD	5	(84)	84	(779)	779
EUR:USD	5	603	(603)
USD:AUD	5	(52)	52
AUD:USD	5	(42)	42
EUR:AUD	5	(2)	2
ZAR:GBP	5	(20)	20

2012
Denominated currency: Functional currency
EUR:GBP	5	629	(629)
USD:GBP	5	(40)	40	38	(38)
USD:ZAR	5	(595)	595
EUR:ZAR	5	(183)	183
GBP:ZAR	5	19	(19)
ZAR:USD	5	(21)	21	(754)	754
EUR:USD	5	39	(39)
USD:AUD	5	(247)	247
AUD:USD	5	(53)	53
ZAR:GBP	5	(21)	21

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

40. Liquidity risk

Liquidity risk is the risk that there will be insufficient funds available to settle obligations when they are due.

The Group has limited risk due to the recurring nature of its income. The Group meets its financing requirements through a mixture of cash generated from its operations and short- and long-term borrowings. In addition, the Group has access to undrawn borrowing facilities (note 18).

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	Payable within 1 month or on demand R’000	Between 1 month and 1 year R’000	Between 1 year and 2 years R’000	Between 2 years and 5 years R’000	More than 5 years R’000
March 31, 2013
Borrowings	595	3,112	—	—	—
Trade payables	28,103	28,922	—	—	—
Accruals and other payables	37,619	47,882	—	—	—
Bank overdraft	32,294	23,711	—	—	—

Total	98,611	103,627	—	—	—

March 31, 2012
Borrowings	2,621	21,479	—	—	—
Trade payables	23,908	30,220	—	—	—
Accruals and other payables	23,073	42,477	—	—	—
Bank overdraft	19,339	30,826	—	—	—

Total	68,941	125,002	—	—	—

There have been no significant changes in the Group’s financial risk management described above relative to the prior year.

41. Fair value estimation

Effective April 1, 2009, the Group adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value. This requires disclosure of fair value measurements by level of the following measurement hierarchy:

—	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

—	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2).

—	Inputs for the asset or liability that are not based on observable market data (level 3).

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

For the Group, these instruments are available-for-sale financial assets—listed securities, in level 2 and comprise 1,288,920 ordinary shares held in Datatrak Malta Limited (note 9).

As there is no demonstrable active market for trading of these shares and no income is expected to be derived from this investment in the foreseeable future, these shares were fully impaired to the income statement in the 2011 fiscal year. The position has remained unchanged at the end of the 2013 fiscal year.

42. Restatement

The Group has certain tracking devices which are installed in customer vehicles (“In-vehicle devices”). In prior years, the Group classified in-vehicle devices installed as inventory held in client vehicles, which was included as a separate financial statement line item under current assets in the statement of financial position. In addition, devices which were designated for installation in client vehicles were accounted for as inventory.

During the current year, the Group corrected the classification of in-vehicle devices to property, plant and equipment, since they represent tangible items that are held for use in the supply of services, and are expected to be used for more than one period. Management have corrected their accounting policy accordingly.

The correction has been adopted retrospectively and the comparative amounts have been restated accordingly.

The effect on the consolidated statement of financial position at April 1, 2011 (beginning of the comparative fiscal year) is an increase in property, plant and equipment of R36.2 million (comprising both installed and uninstalled in-vehicle devices), the elimination of inventory held in client vehicles of R28.0 million (representing installed in-vehicle devices) and a decrease in inventory of R8.2 million (representing uninstalled in-vehicle devices).

The effect on the consolidated statement of financial position at March 31, 2012 (comparative year) is an increase in property, plant and equipment of R39.8 million (comprising both installed and uninstalled in-vehicle devices), the elimination of inventory held in client vehicles of R29.7 million (representing installed in-vehicle devices) and a decrease in inventory of R10.1 million (representing uninstalled in-vehicle devices).

The Group’s income statement continues to include a systematic allocation of the cost of installed in-vehicle devices in cost of sales in the form of depreciation (previously rental units consumed), and the correction in classification therefore has no impact on the Group’s income statement or statement of comprehensive income or basic or diluted earnings per share for the year ended March 31, 2012.

The Group classifies cash payments to acquire property, plant and equipment as investing activities, and the correction in classification on in-vehicle devices from inventory to property, plant and equipment therefore resulted in a correction in classification of cash flows associated with the acquisition of such items. This is because the Group now considers the expenditure associated with the acquisition of in-vehicle devices to have been made for resources intended to

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

generate future income and cash flows. The effects on the consolidated statement of cash flows for the year ended March 31, 2012 is an increase in cash generated from operations of R26.7 million, and an increase in net cash used in investing activities of R26.7 million.

43. Exchange rates

The following major rates of exchange were used in the preparation of the consolidated financial statements.

		March 31, 2013	March 31, 2012

SA Rand : United States Dollar	— closing	9.24	7.69
	— average	8.50	7.43
SA Rand : British Pound	— closing	14.04	12.29
	— average	13.43	11.84

44. List of Group companies

MIX Telematics Limited is the parent company of the MiX Telematics Group of companies outlined below.

All of the entities listed have been consolidated apart from Matrixvtrack Nig. Limited which is a joint venture (note 9) and has been equity accounted for due to the remaining shareholder having significant participating rights in controlling the financial and operating policies of the entity.

Name	Principal activity	Place of incorporation	Legal % ownership
			March 31, 2013%	March 31, 2012%
Direct
MiX Telematics Africa Proprietary Limited	Vehicle tracking and recovery	RSA	100	100
MiX Telematics International Proprietary Limited	Fleet services and research and development	RSA	100	100
Sunstore Limited	Liquidated during the 2013 fiscal year	Cyprus	—	100
MiX Telematics Europe Limited	Fleet management products and services	UK	100	100
MiX Telematics North America Incorporated	Fleet management products and services	USA	100	100
MiX Telematics Australasia Proprietary Limited	Fleet management products and services	Australia	100	100
MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada	Fleet management products and services	Brazil	99.9	—

MIX TELEMATICS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

for the years ended March 31, 2013 and March 31, 2012

Name	Principal activity	Place of incorporation	Legal % ownership
			March 31, 2013%	March 31, 2012%

Indirect
MiX Telematics Technology Holdings Proprietary Limited	Dormant	RSA	100	100
MiX Telematics Europe GmbH	Fleet management products and services	Germany	100	100
MiX Telematics Middle East FZE	Fleet management products and services	UAE	100	100
MiX Telematics Enterprise SA Proprietary Limited *	Fleet management products and services	RSA	85.1	85.1
Matrixvtrack Nig. Limited	Vehicle tracking and recovery	Nigeria	60	60
MiX Telematics Fleet Support Services Proprietary Limited *	Fleet management products and services	RSA	49	49
MiX Telematics East Africa Limited	Fleet management products and services	Uganda	99.9	99.9

*	The remaining shareholdings in these companies are owned by special purpose vehicles which have been fully consolidated.

6,296,098 American Depositary Shares

Representing 157,402,450 Ordinary Shares

PROSPECTUS

RAYMOND JAMES	WILLIAM BLAIR

CANACCORD GENUITY	OPPENHEIMER & CO.

                    , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

The Memorandum of Incorporation of MiX Telematics Limited provides that, subject to the provisions of the South African Companies Act, 2008, MiX Telematics Limited may indemnify its directors, managers, secretaries, and other officers or servants against all costs, losses and expenses they may incur or become liable to pay by reason of any contract entered into, or any act or omission done or omitted to be done by them in the discharge of their duties, including traveling expenses. Upon the completion of the offering of ADSs, we will enter into indemnification agreements with each of our executive officers and directors providing for indemnification of, and the advancement of, expenses to the fullest extent under the South African Companies Act, 2008.

Under the South African Companies Act, 2008, a company may not indemnify a director or officer in respect of any liability for any loss, damages or costs arising as a direct or indirect consequence of:

•

the director or officer having acted in the name of the company, signed anything on behalf of the company, or purported to bind the company or authorize the taking of any action by or on behalf of the company, despite knowing that he or she lacked the authority to do so;

•

the director or officer having acquiesced in the carrying on of the company’s business despite knowing that it was being conducted recklessly, with gross negligence, with intent to defraud any person or for any fraudulent purposes;

•

the director or officer having been a party to an act or omission by the company despite knowing that the act or omission was calculated to defraud a creditor, employee or shareholder of the company, or had another fraudulent purpose; or

•	willful misconduct or willful breach of trust on the part of the director or officer; and

•	any fine that may be imposed on a director as a consequence of that director having been convicted of an offense, unless the conviction was based on strict liability.

Proceedings to recover any loss, damages or costs for which a person is or may be held liable may generally not be commenced more than three years after the act of omission that gave rise to that liability.

A company may claim reimbursement from any director or officer of the company for any money paid directly or indirectly to or on behalf of such director or officer in any manner inconsistent with the provisions of the South African Companies Act, 2008.

The South African Companies Act, 2008 provides that, except to the extent that the company’s Memorandum of Incorporation disallows it, a company may purchase insurance to protect a director or officer against any liability or expense for which the company may indemnify a director or officer and any expenses that the company is permitted to advance to a director or officer.

We purchase directors and officers liability insurance from third parties for indemnification of our directors, officers and other employees for wrongful acts, as well as to reimburse us for any indemnification that we provide to our directors, officers and other employees for wrongful acts.

Item 7. Recent Sales of Unregistered Securities

Since January 1, 2010, we have granted options to purchase an aggregate of 44,900,000 ordinary shares to our directors, officers and employees, in each case having an exercise price ranging from R1.12 to R2.46 per ordinary share.

Since January 1, 2010, we have issued 3,212,500 ordinary shares pursuant to the exercise of options held by our directors, officers and employees, in each case having an exercise price per ordinary share ranging from R0.70 to R1.25.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or under Regulation S promulgated thereunder, as transactions by an issuer not involving any public offering or involving offers and sales of securities outside the United States.

Item 8. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Registration Statement.

Exhibit number	Description

1.1*	Form of Underwriting Agreement

3.1**	Memorandum of Incorporation of the Registrant

4.1**	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts

5.1	Form of Opinion of Werksmans Attorneys, South African legal counsel of the Registrant

8.1	Form of Tax Opinion of Werksmans Attorneys, South African legal counsel of the Registrant (included in Exhibit 5.1)

8.2**	Form of Tax Opinion of Akerman Senterfitt LLP, U.S. legal counsel of the Registrant

10.1**	TeliMatrix Group Executive Incentive Scheme, adopted by TeliMatrix Limited, dated October 8, 2007 including the Deed of Amendment, dated January 31, 2011 and the Second Deed of Amendment, dated September 13, 2011

10.2**	Agreement of Lease, dated October 2, 2007 between Thynk Industrial One (PTY) LTD and Matrix Vehicle Tracking (PTY) LTD and addendum thereto

10.3**	Updated Terms and Conditions of Employment of Stefan Joselowitz, dated November 18, 2008

10.4**	Contract of Employment between MiX Telematics North America, Inc. and Howard Guy Scott, dated May 24, 2011

10.5**	Offer of Employment and Standard Terms and Conditions, dated December 7, 2009 between the Registrant and Megan Pydigadu

10.6**	Standard Terms and Conditions of Employment, dated September 10, 2007 between TeliMatrix Group and Subsidiary Companies and Riëtte Botha

10.7**	Letter of Appointment, dated March 31, 2008 between Charles Tasker and TeliMatrix Limited

10.8**	Appointment to the TeliMatrix Board, dated September 10, 2007 between Terence Edward Buzer and TeliMatrix Limited

10.9**	Standard Terms and Conditions of Employment, dated January 1, 2012 between the Registrant and Brendan Patrick Horan

Exhibit number	Description

10.10**	Restraint of Trade, dated January 1, 2012, between the Registrant and Brendan Patrick Horan

10.11**	Standard Terms and Conditions of Employment, dated January 1, 2012 between the Registrant and Gert Pretorius

10.12**	Restraint of Trade, dated January 1, 2012 between the Registrant and Gert Pretorius

10.13**	Facility Letter, dated February 25, 2013 between The Standard Bank of South Africa Limited and the Registrant

10.14**	Facility Letter, dated March 25, 2013 between Nedbank Limited and MiX Telematics Africa (Proprietary) Limited

10.15**	Agreement of Loan, dated September 1, 2010 between Investec Bank Limited and the Registrant

10.16**	Agreement of Loan, dated August 18, 2008 between Investec Bank Limited and Telimatrix Ltd

10.17**	Agreement of Loan, dated January 17, 2011 between Investec Bank Limited and MiX Telematics Africa (Proprietary) Limited

10.18**	Amendment to Agreement of Loan, dated November 30, 2011 between Investec Bank Limited and MiX Telematics Africa (Proprietary) Limited

10.19**	Amendment to Agreement of Loan, dated October 10, 2012 between Investec Bank Limited and MiX Telematics Africa (Proprietary) Limited

10.20†	Corporate Network Services Subscription Agreement, dated September 11, 2009 between MTN Service Provider (Proprietary) Limited and MiX Telematics International (Proprietary) Limited

10.21†	Provision of Cellular Telephony Network Services Agreement, effective August 1, 2000 between Mobile Telephone Networks (Proprietary) Limited and the Registrant, as amended by Addendum effective July 10, 2012

10.22†**	Agreement, effective May 7, 2007 between Map Integration Technologies (Pty) Limited and Control Instruments (Pty) Limited

10.23†**	Google Maps API Premier License Agreement, effective April 1, 2012 between Google Ireland Limited and MiX Telematics International (Pty) Limited

10.24†**	Agreement, effective September 2, 2005 between Matrix Vehicle Tracking (Proprietary) Limited and Super Group Trading (Proprietary) Limited

10.25**	Form of Indemnification Agreement

21.1	List of Subsidiaries

23.1	Consent of Werksmans Attorneys (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers Inc.

24.1**	Powers of Attorney (included on signature page to the Registration Statement)

*	To be filed by amendment.
**	Previously filed.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

(a)	Schedules and exhibits to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K under the Securities Act of 1933, as amended. The Registrant hereby agrees to furnish a copy of any such omitted schedule or exhibit to the SEC upon request.

(b)	Financial Statement Schedules.

None.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Johannesburg, South Africa, on July 22, 2013.

MIX TELEMATICS LIMITED

By:	/s/ Stefan Joselowitz
Name: Stefan Joselowitz
Title: Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on July 22, 2013 in the capacities indicated.

Signature	Title

/s/ Stefan Joselowitz Stefan Joselowitz	Director and Chief Executive Officer (Principal Executive Officer)

* Megan Pydigadu	Group Financial Director (Principal Financial Officer and Principal Accounting Officer)

* Richard Bruyns	Chairman of the Board

* Riëtte Botha	Director and Executive—Special Projects

* Terence Buzer	Director and Executive—Development and Engineering

/s/ Howard Scott Howard Scott	Director and Executive—Strategy and Acquisitions

* Charles Tasker	Director and Executive—Fleet Solutions

* Hubert Brody	Director

* Robin Frew	Director

* Christopher Ewing	Director

* Enos Banda	Director

* Royston Shough	Director

* Anthony Welton	Director

*By:	/s/ Howard Scott
Howard Scott Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of MiX Telematics Limited, has signed this registration statement or amendment thereto in Boca Raton, Florida, on July 22, 2013.

MIX TELEMATICS NORTH AMERICA INCORPORATED

By:	/s/ Stefan Joselowitz
Name:	Stefan Joselowitz
Title:	Chairman
Authorized Representative in the United States